
10011457

# AmTrust Financial

## *2009* ANNUAL REPORT

# FINANCIAL HIGHLIGHTS

## SUMMARY INCOME STATEMENT

($ in millions)

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Gross Written Premium | $ 1,198.9 | $ 1,110.6 | $ 839.4 |
| Net Written Premium | 643.4 | 554.9 | 419.9 |
| Net Earned Premium | 573.9 | 439.1 | 444.2 |
| Ceding Commission Revenue | 113.9 | 115.5 | 62.8 |
| Net Investment Income | 54.5 | 59.5 | 50.9 |
| Loss and LAE Expense | 327.8 | 238.3 | 277.0 |
| Income before Taxes and Other Items | 145.1 | 116.2 | 130.8 |
| Income Tax Expense | 27.5 | 20.6 | 36.7 |
| Net Income | 103.2 | 82.9 | 90.1 |
| Operating Earnings[1] | $ 125.0 | $ 124.9 | $ 87.1 |
| Annualized Return on Equity | 21.5% | 21.2% | 24.7% |
| Annualized Operating Return on Equity[1] | 26.0% | 31.9% | 23.8% |
| Net Loss Ratio | 57.1% | 54.3% | 62.4% |
| Net Expense Ratio | 22.7% | 20.1% | 20.8% |
| Net Combined Ratio | 79.8% | 74.4% | 83.2% |

## BALANCE SHEET

($ in millions)

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash and Investments | $ 1,414.8 | $ 1,361.4 | $ 1,289.6 |
| Reinsurance Recoverable | 643.3 | 584.8 | 281.9 |
| Premium Receivable, Net | 495.9 | 419.6 | 257.8 |
| Goodwill and Intangible Assets | 115.8 | 102.4 | 53.2 |
| Prepaid Insurance Premium, Deferred Policy Acquisition Costs and Other Assets | 730.6 | 675.7 | 440.3 |
| Total Assets | 3,400.4 | 3,143.9 | 2,322.8 |
| Loss and LAE Reserve | 1,091.9 | 1,014.1 | 775.4 |
| Unearned Premium Reserve | 871.8 | 759.7 | 527.8 |
| Junior Subordinate Debentures | 123.7 | 123.7 | 123.7 |
| Reinsurance Payables, Accrued Expenses and Other Liabilities | 743.6 | 853.9 | 505.5 |
| Total Liabilities | 2,831.0 | 2,751.4 | 1,932.4 |
| Shareholders' Equity | 569.4 | 392.5 | 390.4 |
| Total Liabilities and Shareholders' Equity | $ 3,400.4 | $ 3,143.9 | $ 2,322.8 |

The following measures as referenced by footnotes (1) or (2) in the table above and on pages 2, 3, 4 and 5 of this annual report are non-GAAP financial measures which the Company believes provide a useful indicator of its underlying operating trends.

Reconciliation:

1) Net income to operating earnings: Net income (of $103.2 million, $82.9 million and $90.1 million for 2009, 2008 and 2007, respectively) less net after-tax realized investment gains or losses (of a $21.5 million loss, a $42.0 million loss, and a $3.1 million gain in 2009, 2008 and 2007, respectively).
   Annualized operating return on equity: Operating earnings divided by average shareholders' equity of $481.0 million, $391.5 million and $365.4 million in 2009, 2008 and 2007 respectively.

2) Certain metrics pertaining to 2008 results have been presented excluding a pre-tax $15.0 million benefit (after-tax $12.0 million) related to a release of prior years loss reserves: Page 4 - 2008 operating earnings of $124.9 million minus $12.0 million; Page 5 – 2008 net combined ratio of 74.4% plus 340 basis points and 2008 operating return on equity of 31.9% less 310 basis points.


26%
Operating ROE[1]

*Whereas many in the insurance industry faced flat or negative growth throughout the year, we once again delivered – growing our gross written premium by 8% from 2008 and generating strong returns with an operating return on equity of 26%[1]...*

# 34%

*Gross Written Premium*
*5-year CAGR*

*intelligent* **GROWTH**

## TO OUR SHAREHOLDERS

**It has been almost twelve years since AmTrust Financial Services, Inc., first emerged as a company fully focused on approaching low-hazard, niche commercial insurance markets from a new perspective. A few guiding principles framed the company from the outset: To keep an entrepreneurial, active eye on emerging opportunities. To develop a highly efficient, client-focused proprietary technology platform based on the realities of the insurance origination, underwriting, and processing model. And to vigorously seek out new possibilities and process improvements.**

In the intervening years, we have created, within that framework, a $3.4 billion asset organization with locations across the globe in cities like New York, Cleveland, London, Dublin, Dallas, Chicago, Stockholm, Atlanta, Boca Raton, and Hamilton, Bermuda. We've gained an outstanding reputation among more than 7,300 agents as a responsive, responsible provider of high-quality workers' compensation and commercial package property and casualty lines. Retailers, manufacturers, and other agents, meanwhile, benefit from our extended warranty and specialty risk products. Thanks to the dedication and skill of our nearly 1,000 employees, we achieve consistently strong underwriting profits year-to-year. Our lower operating expenses, enhanced capital structure, and superior returns on equity have further distinguished us from our industry peers. With our balance sheet as our rock-solid foundation, we are committed to maintaining or improving our A- rating from A.M. Best.

In 2009, we, like every other enterprise, faced a challenging economy that forced the closure of countless small businesses across the country, elevated national unemployment rates, and softened retail demand. Nonetheless, we entered the year with the expectation that we would continue our record of intelligent growth while bolstering our considerable bench strength.

We more than met both objectives. Whereas many in the insurance industry faced flat or negative growth throughout the year, we once again delivered—growing our gross written premium by 8% from 2008 and generating strong returns with an operating return on equity of 26%[1], for our third consecutive year of 20%-plus returns. Our reported

## *Gross Written Premium*
*$ in Millions*



1,200
960
720
480
240
0
839.4
1,110.6
1,198.9
07
08
09


## *Operating Earnings*[1]
*$ in Millions*



150
120
90
60
30
0
87.1
112.9
125.0
07
08(2)
09


net income was a record $103.2 million, up nearly 25% from 2008, with EPS of $1.72, compared to $1.37. Our operating earnings[1] of $125.0 million remained stable compared to 2008, and during the year we recognized $33.6 million in pre-tax net realized securities losses, compared with $64.6 million last year. Our continued underwriting and pricing discipline once again produced strong results, with a loss ratio of 57.1% and a combined ratio of 79.8%. Our commitment to strong expense efficiencies was reflected by an expense ratio of 22.7%. During the year we invested approximately $19.8 million in dividends and share repurchases.

Discipline likewise guided our approach to acquisitions. In September, we brought the widely respected Internet-based provider of monoline workers' compensation, CyberComp, into the AmTrust family, acquiring a $100 million renewal rights book. This agreement expanded our Small Commercial Business segment workers' compensation offerings in some key states and provided additional opportunities to enhance our technology platform in a measured way.

Throughout the year, we continued to expand the AmTrust family by attracting new talent, including three teams in our Specialty Risk and Extended Warranty and Specialty Middle Market segments—twenty individuals in total, located around the world, who further strengthened our bench with their expertise and substantial books of business.

In October, we took another foundational step by partnering with American Capital Acquisition Corporation (ACAC) on its acquisition of GMAC's $1.0 billion U.S. consumer property and casualty insurance business. Our initial $53.0 million investment will ultimately represent a 21.25% ownership stake, and, in addition to a strong return on our investment, we expect to generate

## *Net Combined Ratio*

*Percent*


100
80
60
40
20
0
83.2
77.8
79.8
07
08(2)
09

## *Operating Return on Equity(1)*

*Percent*


35
28
21
14
7
0
23.8
28.8
26.0
07
08(2)
09

substantial additional revenues in 2010 and beyond in the form of IT development and outsourcing fees, as well as asset-management fees and reinsurance premiums. Additionally, we will have the ability to market to ACAC's distribution force of some 10,500 agents, who may also cross-sell AmTrust products.

Sound, conservative investing and smart management of our capital position continue to be hallmarks of our success. By the close of 2009, over 89% of our fixed-income investments were rated A- or better, and we kept the portfolio duration relatively short at 3.3 years, fortifying our position as we look toward 2010. Further, in October, we extended our 40% quota share agreement with Maiden Insurance Company, Ltd. through 2013, a move that enables us to continue to efficiently leverage our balance sheet while improving our expense ratio and further enhancing our return on equity.

In many ways, 2009 was for us a critical juncture—a time during which we continued to optimize our multiple lines of business, our extraordinary managerial depth, and our growing global footprint. We established two new and essential positions—Chief Claims Officer and Chief Underwriting Officer—underscoring our commitment to leveraging emerging opportunities and insights discovered within individual units company-wide. A vibrant back office helped to keep us apprised not just of emerging trends and opportunities but of potential trouble spots, which we subsequently captured or addressed. Our commitment to continuously seeking service enhancements while improving efficiency resulted in the design of a next-generation Web portal that operates as a single interface for our multiple programs and packages for both agents and policyholders. By giving our agents the ability to

## *Expanding our International Reach*



more easily cross-sell our products, we strengthen our relationship with those who have done such a remarkable job of carrying the AmTrust lines of business to our policyholders.

As 2010 unfolds, we are, as always, cautiously optimistic and confident in our abilities. We continue to see tremendous opportunities to serve customers both new and existing in underserved markets around the globe. We have great confidence in our highly disciplined and dynamic business model. We are proud of the continued diligence, dedication, and superb work that our employees deliver daily, and of the agents and communities they serve. We wish to acknowledge the sage counsel and sound advice of our board.

As a public company that is 60% controlled by our founding shareholders, we maintain our staunch bias toward long-term gains and toward making AmTrust an enduring and highly profitable organization that serves every shareholder well. We are grateful for your trust in us and look forward to sharing our journey with you over the years to come.

Barry D. Zyskind
Chief Executive Officer and President

Michael Karfunkel
Chairman of the Board

# $9.60

*Book Value per Common Share*

# $569,392,000.00

*Shareholders' Equity*

# $3,400,364,000.00

*Assets*

*...we have created, within that framework, a $3.4 billion asset organization with locations across the globe in cities like New York, Cleveland, London, Dublin, Dallas, Chicago, Stockholm, Atlanta, Boca Raton, and Hamilton, Bermuda.*

# *A Differentiated and Balanced Model*

*At AmTrust, we're never quite satisfied. There's always more, we realize, that we can and should be doing to keep our commitment to ourselves and to our shareholders.*

Because we at AmTrust recognize that insurance is first and foremost about people, we've designed our business in ways that we believe best serve people: Our policyholders and claimants, who trust that AmTrust will, with constancy and efficiency, be there—answering questions and making decisions in a timely, sensitive fashion. Our agents, who depend on us to facilitate their transactions with seamless interfaces and support. Finally, our shareholders, who have trusted us and are invested in the work we do.

We've built a differentiated, balanced, and diverse model—one that has ensured financial stability and solid returns through varying market cycles from both a geographic and business line perspective.

Through our $470 million Small Commercial Business segment, we provide workers' compensation and other commercial property and casualty insurance products to small businesses nationwide by means of a distribution network of 7,300 retail agents and brokers.

Our Specialty Risk and Extended Warranty segment delivers custom-designed warranty and related coverage plans, such as accidental damage and payment-protection plans for consumer and commercial goods, in the United States and internationally. As a $461 million business, our Specialty Risk and Extended Warranty segment is a valued partner, serving a growing number of retailers in the consumer-electronics, computers, power-tools, construction, and appliance arenas.

Our $268 million Specialty Middle Market Business segment offers workers' compensation, commercial package, and other commercial property and casualty insurance to highly specialized niche segments through an experienced team of 26 wholesale and managing general agents in key U.S. markets.

Underlying every offering is our uncommon bench strength.

## AN ENTREPRENEURIAL SPIRIT

At AmTrust, we understand that the companies that get ahead are the companies that recognize that they aren't finished yet—that there is always more to learn, more to test, more pockets of untapped potential. We've grown, through the years, through acquisitions. We've taken the time, in every

## *Diversified Portfolio*

*Based on Gross Written Premium*

- *Specialty Middle Market*
- *Specialty Risk and Extended Warranty*
- *Small Commercial Business*


26.7%
36.8%
36.5%
2007


21.2%
41.3%
37.5%
2008


22.3%
39.2%
38.5%
2009

acquisition, to learn something new—about the way business might get done and about whom we might become.

We are a company made up of entrepreneurs who have decades of experience with particular books of business and within particular operating environments. We are strong because our people are strong—because we give our teams the freedom and the tools to do what they naturally do best, within the framework of established underwriting guidelines that value loss protection over premium inflation. We haven't gotten where we are by seeking the quick profit. We've gotten here because our growth is of the enduring kind, and because our people are both engaged and deliberate.

At AmTrust, we take tremendous pride in our ability to listen. Our extended-warranty and small-business insurance call centers are second to none—staffed by knowledgeable customer service representatives who answer the phone when it rings and respond to queries with authority and speed. Our field sales force consists of passionate educators who support agents throughout the rollout of new technology and proactively problem solve. Eager to help, we go the extra mile.

Our growth is also predicated on our ability to manage expenses wisely—something that is facilitated, in large part, by our proprietary information technology. We don't use vendor systems that don't quite fit our workflow. We don't attempt to retrofit legacy software or hardware. We don't go for pricy or complicated, when basic and simple will do.

Our IT team is led by individuals with strong operations backgrounds—by people who listen, carefully, to what the underwriters, claims adjusters, and agents are saying, and who can translate best practices into an IT framework that reduces redundancy, lowers costs, facilitates proactive underwriting and adjustments, and makes critical data available on an as-needed basis. These are the kinds of capabilities that put us far ahead of the competition—not just for right now, but for the future.

At AmTrust, we're never quite satisfied. There's always more, we realize, that we can and should be doing to keep our commitment to ourselves and to our shareholders. The delivery of low-hazard, niche-oriented insurance has not yet been perfected. We're continuing to take the lead.

# AmTrust clients tell their stories



Four years ago, Jonathan King, the CEO of Home Service USA, was seeking a partner for extended-warranty and related product coverage that would respect his business model, listen to his plan, and craft a mutually trusting relationship that would see this premier provider of managed home-emergency repair programs through many years of growth.

With its expertise in short-tail insurance—individual risks short in duration and relatively smaller in potential consequence—AmTrust emerged as the right fit at the right time. "They were responsive," King says. "They were flexible. They worked with us to build an arrangement in which we could share common cost-control incentives. They enabled us to respond rapidly to new market opportunities, and they in many ways grew with us."

In the intervening years, says King, his company, which partners with utility companies to offer residential customers help in the event of emergency interruptions in water service lines, sewer laterals, gas supply lines, internal plumbing, or electrical wiring, has grown nearly tenfold. AmTrust has been there throughout—a creative and trustworthy partner in the United States and Europe.

During the last five years, David Scibal, the CEO and president of Advantage Specialty, a program manager based in Somers Point, NJ, has sought flexibility and responsiveness from AmTrust—and consistently found both.

"We've been so impressed by our ability to reach the senior leaders at AmTrust and to build, with them, a series of innovative programs," says Scibal. "Our highly successful Northeast and Florida bar and tavern program, our New York/New Jersey safety group program, and our New York grocers' program all emerged from conversations we had with our partners at AmTrust. We've never had to wait when working with AmTrust. We have always been respected. Our partnership is perpetually growing."

With its niche focus on serving physicians and dentists, MedNet Financial, Inc., of Watchung, NJ, recognizes that even the smallest medical practice has the same business insurance needs—and expectations—as large, multispecialty groups. For more than 10 years, MedNet has partnered with AmTrust to provide valuable workers' compensation insurance solutions to its clientele.

"It's a company that genuinely exists to do right by both producers and policyholders," says Michael A. De Parto, Esq., a principal with MedNet. "When we work with AmTrust we get a high-quality product and responsive service. We get flexibility. We get systems that are easy to use, but more importantly, we get thoughtful people on the other end of the line. We trust in the people of AmTrust, and we're proud of our association with this growing company."

# *No Legacy Systems, No Limitations*



While our proprietary information-technology platform does not drive business at AmTrust, it has always played a pivotal role in our quest to exceed the expectations we set for ourselves. We've effectively created a software-development company within our insurance company, and we've done that for this reason: technology-based efficiencies lie at the very core of our business model and our success.

We quickly identify risks and emerging trends, provide our underwriters with more robust information, serve our customers better, and capture opportunities that elude others in large part because of the systems that we've diligently designed to support our unique model.

In 2000, following the success of our founding shareholders' other businesses that leveraged technology to drive profitability, we launched AmTrust's small business workers' compensation proprietary technology platform. With years of historical data in hand and a singular focus, we approached the platform from a different perspective—with software developers who understood the insurance industry and were intently focused on enhancing the end user experience. For the agent network, we took a previously low-paying product that was challenging to service from both a time and paperwork perspective and made it easier to originate and renew. For the underwriters, we created a desktop platform that increased their ability to quickly and efficiently analyze risks while eliminating unnecessary steps. Our goal has been to respond with speed and intelligence.

We didn't stop there. We maintained a steadfast commitment to a single-data source platform that is consistently refreshed and renewed. We looked for opportunities to further leverage and enhance our expertise by adding scale as we expanded into new geographic areas and explored new products. We never developed vendor dependencies.

Today we consistently find opportunities that are off the beaten path—not only in pursuit of cost-savings opportunities, but in pursuit of new revenue as well. We focus on further automating data processing and on making complex tasks simple. We consistently look for opportunities involving solid books of business that have strong underlying fundamentals but have largely been saddled with overwhelming cost structures.

The result is technology costs that we believe lead the specialty property and casualty sector at less than 1.0%, as a percentage of gross written premium, at a time when many of our peers face average estimated costs that we believe are several hundred basis points higher.

# *Intelligent Growth: The UBI Case Study*



When we say we focus on intelligent growth at AmTrust, we're really saying that we stand by the fundamentals of a business model that emphasizes opportunistic, low-priced deals that extend our geographic reach, product mix, or bench strength. We pursue deals thoroughly in line with our lower risk profile—deals that allow us to easily identify cost savings while leveraging the in-house technology and claims-servicing expertise that have become strategic imperatives.

Many of the companies with which we've done transactions outsourced technology and claims service. Over time, they'd found themselves challenged by hidden and rising costs as they struggled to maintain and update off-the-shelf systems to stay in line with their changing business needs and product mix.

UBI is a key example. When we bought this $150 million commercial package portfolio in June of 2008, we recognized a book with solid underlying fundamentals and a strong underwriting team, as well as a book that provided access to an attractive broker network. The expense ratio stood at approximately 52%, and the combined ratio was nearly 125%.

We believed more could and should be done to reduce costs and expand the book's geographic reach. Because AmTrust didn't offer a package product but UBI did, we saw an opportunity to tailor our technology platform to meet the needs of its expanded portfolio and product set. We saw the chance to serve UBI's agents and clients more efficiently.

By applying the same successful technology approach that has guided us in the past, we thoughtfully and methodically eliminated the need for outsourced technology and adapted our robust internal claims-management system to handle the additional business lines. At the same time, we set about improving and streamlining workflow processes in areas like audit, billing, and loss control. By the end of 2009, we'd taken substantial costs out of the expense base and improved the expense ratio to 34%. Of equal importance, we'd improved both the agent and customer experience.

AmTrust is now well-positioned to extend this product offering across our entire Small Business Commercial segment and to launch additional products like small-business owner policies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

**FORM 10-K**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year Ended December 31, 2009**
**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Transition Period from __________ to __________.**
**Commission File Number: 001-33143**

# AMTRUST FINANCIAL SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

| | |
|---|---|
| **Delaware**<br>(State or Other Jurisdiction of Incorporation or Organization) | **04-3106389**<br>(IRS Employer Identification No.) |
| **59 Maiden Lane 6th Floor**<br>**New York, New York**<br>(Address of Principal Executive Offices) | **10038**<br>(Zip Code) |

**(212) 220-7120**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Shares, $0.01 par value per share | The NASDAQ Stock Market LLC |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the common stock held by non-affiliates was $272,187,460.

As of February 24, 2010, the number of common shares of the registrant outstanding was 59,323,877.

Documents incorporated by reference: Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

## AMTRUST FINANCIAL SERVICES, INC.

## TABLE OF CONTENTS

[This page intentionally left blank.]

# PART I

## Note on Forward-Looking Statement

*This Form 10-K contains certain forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. When we use words such as "anticipate," "intend," "plan," "believe," "estimate," "expect," or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of the Company's business activities and availability of funds. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework, weather-related events and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions, adverse state and federal legislation, regulations and regulatory investigations into industry practices, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected is contained in Item 1A. Risk Factors in this Annual Report on Form 10-K. The projections and statements in this report speak only as of the date of this report and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Item 1. Business

### Legal Organization

AmTrust Financial Services Inc. is a Delaware corporation, formed in 1998 that began trading on the NASDAQ exchange on November 13, 2006. References to "AmTrust," the "Company," "we," "our," or "us" in this Annual Report on Form 10-K, together with other statements and information publicly disseminated by AmTrust Financial Services, Inc. refer to the consolidated operations of the Holding company.

### Business Overview

AmTrust underwrites and provides property and casualty insurance in the United States and internationally to niche customer groups that we believe are generally underserved by larger insurance carriers within the broader insurance market.

Our business model reflects a balanced mix of businesses, which we believe provides a broader level of diversity and financial stability through varying market cycles because our segments and customers are not influenced in the same manner by economic conditions and seasonality. We are largely focused on providing workers' compensation and property and casualty insurance products to small and middle market businesses in 50 states in the U.S. and extended warranty and related property and casualty insurance products for consumer and commercial goods throughout the U.S. and internationally. The majority of our products are sold through independent third party brokers, agents, retailers or administrators. Our portfolio is broadly diversified by both customer and geography, has a relatively low average policy size and short average life. Our business model is further differentiated through the use of our proprietary technology platform which, we believe, enables us to provide a higher level of service and better claims management experience in a more efficient and cost-effective manner. Additionally, our ability to maintain and analyze high volumes of loss data over a long historical period allows us to better manage and forecast the underlying risk inherent in the portfolio. Since our inception in 1998, we have grown both organically and through an opportunistic acquisition strategy. We believe we approach acquisitions conservatively and our strategy is to take relatively modest integration and balance sheet risk. Historically, most of our acquisition activity has involved asset purchases of renewal rights to established books of insurance portfolios, access to distribution networks and hiring established teams of underwriters with expertise in our specialty lines.

We are committed to driving long-term shareholder value and industry-leading returns on equity by continuing to execute on our lower risk, lower volatility business model, and leveraging technology to help maintain a more efficient cost structure, consistently generate solid underwriting profits and ensure strong customer service and retention rates. Additionally, we are focused on further enhancing our economies of scale by opportunistically expanding our geographic reach and product set, growing our network of agents and other distributors, developing new client relationships and through executing our acquisition strategy. We are also focused on maintaining our disciplined approach to capital management while maximizing an appropriate risk-adjusted return on our growing investment portfolio. We continue to carefully monitor and maintain appropriate levels of reserves and minimize our reinsurance recoverable exposure in order to maintain a strong balance sheet. We intend to expand our business and capital base to take advantage of profitable growth opportunities while maintaining or improving our A.M. Best ratings. Our principal operating subsidiaries are rated "A-" (Excellent) by A.M. Best Company ("A.M. Best"), which rating is the fourth highest of 16 rating levels. Our consolidated results include the results for our holding company and eleven wholly-owned insurance company subsidiaries (collectively the "Insurance Subsidiaries").

**Specialty Insurance Market and Competition**

The insurance industry, in general, is highly competitive and within the commercial business sector, in particular, competition is significant. The highly competitive nature of the sector is based on many factors, including coverage availability, claims management, safe work place inspection and recommendation services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, reputation and financial ratings assigned by independent rating organizations, such as A.M. Best. The relative importance of these factors depends on the particular product and market. Our competitors include other insurance companies, state insurance pools and self-insurance funds. Hundreds of insurance companies participate in the workers' compensation market. Our competitors vary by both geography and sector. Some of our competitors have significantly greater financial, marketing and management resources and experience than we do. We believe, however, we are well positioned and that our competitive advantages include our proprietary technology platform, underwriting and claims management practices and systems and quality customer service.

The insurance sector is subject to some level of seasonality and cyclicality, and, consequently, first quarter results generally reflect higher premium revenue than subsequent quarters. Additionally, the sector is highly regulated and changes in pricing can be affected by state and governmental regulations. Despite this fact, the effect of cyclicality and seasonality on our business model has not been significant because of the diversity of our client base, products and geographic markets. The segments of the market that we serve tend to be less price sensitive and less sensitive to effects like changes in average employee hourly payroll rates than the broader insurance market. We generally target niche sectors and clients where the market is not as developed as the broader market and where we have particular expertise and provide differentiated offerings versus our competitors. For example, in the extended warranty sector, our underwriting experience, ability to provide technical assistance to warranty providers, resourceful claims management practices and good relations with the leading warranty administrators in the European Union are strong differentiating factors. In addition, we avoid higher volatility businesses and those with higher levels of loss exposure. Additionally, we believe that, historically, growth generated by our lower risk acquisition strategy has served to help mitigate the seasonality and cyclicality of the broader insurance sector.

**Underwriting and Claims Management Philosophy**

We utilize our proprietary technology and extensive database of loss history in order to appropriately price and structure policies, maintain lower levels of loss, enhance our ability to accurately predict losses, and maintain lower claims costs than the industry as a whole. We believe a strong underwriting foundation is best accomplished through careful risk selection and continuous evaluation of underwriting guidelines relative to loss experience. We are committed to a consistent and thorough review of each new underwriting opportunity and our portfolio as a whole, and, where applicable, we customize the terms, conditions and exclusions of our coverage in order manage risk and enhance profitability. We believe that proactive and prompt claims management is essential to reducing losses and lowering loss adjustment expenses and enables us to more effectively and accurately measure reserves.

**Business Segments**

We manage our business through three primary segments Small Commercial Business, Specialty Risk and Extended Warranty and Specialty Middle Market Business which are based on the products we provide and the markets we serve:

The following table provides our gross written premium by segment for the years ended December 31, 2009, 2008 and 2007:

| (Amounts in Thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Small Commercial Business | $ 469,627 | $ 458,842 | $308,815 |
| Specialty Risk and Extended Warranty | 461,338 | 415,921 | 306,357 |
| Specialty Middle Market Business | 267,981 | 235,811 | 224,219 |
| Total | $1,198,946 | $1,110,574 | $839,391 |

Additional financial information regarding our segments is presented in Note 23 "Segments" of the notes to our 2009 audited financial consolidated financial statements appearing elsewhere in this Form 10-K.

***Small Commercial Business***

This segment provides workers' compensation to small businesses that operate in low and medium hazard classes, such as restaurants, retail stores and physicians and other professional offices and commercial package and other property and casualty insurance products to small businesses, with average annual premiums of approximately $6,000. The Company is authorized to write its Small Commercial Business products in all 50 states. We distribute our policies through a network of over 7,300 select retail and wholesale agents who are paid commissions based on the annual policy premiums written. Workers' compensation insurance pricing and coverage options are generally mandated and regulated on a state by state basis and provide coverage for the statutory obligations of employers to pay medical care expenses and lost wages for employees who are injured in the course of their employment. Commercial package products provide a broad array of insurance to small businesses, including commercial property, general liability, inland marine, automobile, workers' compensation, umbrella and farm and ranch owners' coverage. As of December 31, 2009, we employed approximately 65 underwriters in this segment.

We believe this segment of the market is generally less competitive than the broader insurance market because the smaller policy size and low average premiums needed by these types of policyholders generally does not fit the underwriting and profitability criteria of larger underwriters. Our highly customized and proprietary technology platform enables us to individually underwrite, manage and control losses in a cost-effective manner for a large number of small policies while still providing quality customer service and responsive claims management to our clients and the agents that distribute our products. We believe these factors have been key to our ability to achieve high retention and renewal rates. Our policy renewal rate on voluntary business (excluding assigned risk plans), which represented approximately 91% of the segment's gross written premiums in 2009, was 80%, 83% and 83% in 2009, 2008 and 2007, respectively.

Some of our commonly written small business risks include:

- restaurants;
- retail stores and strip malls;
- physician and other professional offices;
- building management-operations by owner or contractor;
- private schools;
- business traveler hotels/motels;
- light manufacturing;
- small grocery and specialty food stores;

- light contracting, distributors; and
- Laundry/dry cleaners.

We are focused on continuing to broaden our market share by enhancing our current agent relationships as well as developing new agent relationships. Our technology platform and application system permits agents and brokers to easily determine real-time if the risk and pricing parameters for a prospective workers' compensation client meets our underwriting criteria and deliver an application for underwriting approval to us in a paperless environment. Our underwriting system will not allow business to be placed if it does not fit within our guidelines. We are currently introducing these same types of efficiencies for our commercial package product business. Our commercial package policies are delivered to our agents through our website thereby reducing postage costs and enabling our agents to more readily track policy changes. Our underwriting diligence and pricing discipline typically results in our providing quotes on approximately 47% of the coverage requests we receive and issuing policies on approximately 58% of the quotes provided. Our system handles most clerical duties, so that our underwriters can focus on making decisions on risk submissions.

We administer all Small Commercial Business claims in house. Our claims management process is structured to provide prompt service and personal attention with a designated adjustor assigned to each case. Our system guides the insured and other involved parties through the claims adjudication process in an effort to allow them to return to normal business operations as soon as possible. We seek to limit the number of claim disputes with all parties through early intervention in the claims process. We use a proprietary system of internet-based tools and applications that enable our claims staff to concentrate on investigating submitted claims, to seek subrogation opportunities and to determine the actual amount of damages involved in each claim. This system allows the claims process to begin as soon as a claim is submitted.

Our workers' compensation claims adjusters have an average of 20 years of experience and have teams located in ten different states. Each adjuster handles an average monthly pending caseload of approximately 126 cases. Supervision of the adjusters is performed by internal supervisors and a claims manager in each region.

In 2009, approximately 74.6% of our Small Commercial Business workers' compensation claims were for medical expenses with 25.4% of claims for medical expenses and for lost wages compared with 75.9% and 24.1%, respectively in 2008.

As of December 31, 2009, approximately 1.0% of the 2,522 Small Commercial Business workers' compensation claims reported for accident year 2003 were open, 1.4% of the 5,315 claims reported for accident year 2004 were open, 1.6% of the 7,614 claims reported for accident year 2005 were open, 2.9% of the 11,557 claims reported for accident year 2006 were open, 4.8% of the 16,152 claims reported for accident year 2007 were open, 9.4% of the 16,628 claims reported for accident year 2008 and 33.9% of the 18,893 claims reported for accident year 2009 were open.

We maintain Small Commercial Business property and casualty claims operations in Texas and Oregon, and the commercial package claims operation is separated into four processing units; casualty, property, cost-containment/recovery and a fast-track physical damage unit. As of December 31, 2009, we employed 18 property and casualty claims adjusters. This allows for the application of specific talents and claims knowledge to assist in the handling of losses. Overall, our property and casualty claims adjusters handle an average monthly pending caseload of approximately 110 claims.

As of December 31, 2009, our Small Commercial Business property and casualty claims were approximately 52% automobile and 18% property and inland marine with the remaining 30% involving general liability and umbrella losses compared to 60%, 20% and 20%, respectively in 2008. At the end of 2009, 17.4% of the 6,640 claims features reported in accident year 2009 remained open.

Senior claims managers provide direct oversight on all claims with an incurred value of $50,000 or more. Our Small Commercial Business adjusters have an average of 19 years of experience. Supervision of the adjusters is performed by our internal claims management in our Dallas office, comprised of a staff that has an average of over 31 years of experience. Increases in reserves over the authority of the claims adjuster must be approved by supervisors. Senior claims managers provide direct oversight on all claims with an incurred value of $50,000 or more.

In addition to growing organically, we have further enhanced our marketing and customer liaison capabilities for small-business workers' compensation insurance by acquiring distribution networks and renewal rights from companies that have long-standing, established agent relationships, underwriting and claims management expertise, and/or infrastructure to provide additional support to our platform. These transactions have also enabled us to further expand our geographic reach or offer additional products.

***Specialty Risk and Extended Warranty***

Our Specialty Risk and Extended Warranty segment provides policies that cover accidental damage, mechanical breakdown and related risks for consumer and commercial goods sold through manufacturers, service providers, retailers and third party warranty administrators and other types of specialty coverages. Our model is focused on developing coverage plans by evaluating and analyzing historical product and industry data to establish appropriate pricing and contract terms and enhancing the profitability of the plans by limiting the frequency and severity of losses while delivering superior customer service. We believe that our proprietary technology platform and strong industry expertise provide us a competitive advantage. We carefully select administrators with extensive industry knowledge and target industries and coverage plans that have demonstrated consistently favorable loss experience. Additionally, we utilize extensive historical claims data and detailed actuarial analysis to ensure our ability to more accurately forecast the frequency and severity of losses and draft restrictive, risk-specific coverage terms with clearly identified coverage restrictions to further reduce the level of losses. Our efficient and proactive claims management process enables us to ensure superior customer service, and if necessary, proactively adjust our premiums based on changes in actual loss experience. Our Specialty Risk and Extended Warranty business primarily covers selected consumer and commercial goods and other risks, including:

- personal computers;
- consumer electronics, such as televisions and home theater components;
- consumer appliances, such as refrigerators and washing machines;
- automobiles (excluding liability coverage);
- cellular telephones;
- furniture;
- heavy equipment;
- homeowner's latent defects warranty;
- hand tools;
- credit payment protection in the European Union;
- gap insurance;
- commercial and residential properties in the U.K.; and
- legal expenses.

In our Specialty Risk and Extended Warranty segment, we issue policies to our clients that provide for payment or replacement of goods to meet our clients' contractual liabilities to the end purchasers of the warranty under contracts which have coverage terms with durations ranging from one month to 120 months depending on the type of product. The weighted average term of the portfolio is 35 months. In the event that the frequency or the severity of loss on the claims of a program exceeds original projections, we generally have the right to increase premium rates for the balance of the term of the contract and, in Europe, the right to cancel prior to the end of the term. We believe that the profitability of each coverage plan we underwrite is largely dependent upon our ability to accurately forecast the frequency and severity of claims and manage the claims process efficiently. We continuously collect and analyze claims data in order to forecast future claims trends. We also provide warranty administration services for a limited number of coverage plans in the United States.

We underwrite our specialty risk coverage on a coverage plan-level basis, which involves substantial data collection and actuarial analysis as well as analysis of applicable laws governing policy coverage language and exclusions. We prefer to apply a historical rating approach in which we analyze historical loss experience of the covered product or similar products rather than an approach that attempts to estimate our total exposure without such historical data. In addition, we believe that the quality of the marketing and claims administration service provided by the warranty administrator is a significant driver of the profitability of the product. Accordingly, a critical evaluation of the prospective warranty administrator is an important component of underwriting a plan. The results of our underwriting analysis are used to determine the premium we charge and drive the description of the plan coverage and exclusions. The underwriting process in our Specialty Risk and Extended Warranty segment generally takes three months or more to complete.

We market our specialty risk insurance and extended warranty products in the United States and internationally primarily through brokers and third party warranty administrators and through a direct marketing group. Third party administrators generally handle claims on our policies and provide monthly loss reports. We review the monthly reports and if the losses are unexpectedly high, we generally have the right under our policies to adjust our pricing or cease underwriting new business under the coverage plan. We routinely audit the claims paid by the administrators. We generally settle our specialty risk claims in-kind — by repair or replacement — rather than in cash. When possible, we negotiate volume fixed-fee repair or replacement agreements with third parties to reduce our loss exposure. We hire third party experts to validate certain types of claims. For example, we engage engineering consultants to validate claims made on coverage we provide on heavy machinery.

In 2009, approximately 53% of gross written premium was originated internationally with 47% originated in the United States. In 2009, we underwrote approximately 20% of the Specialty Risk and Extended Warranty business we were offered.

***Specialty Middle Market Business***

Our Specialty Middle Market Business segment provides workers' compensation, package products, general liability, commercial auto liability and other specialty commercial property and casualty insurance to a narrowly defined, homogeneous, group of small and middle market companies whose business model and risk profile generally requires in-depth knowledge of a specific industry or sector focus in order to appropriately evaluate, price and manage the coverage risk. The type of risk covered by this segment is similar to the type of risk in Small Commercial Business but also covers, to a small extent, certain higher risk businesses. We partner with managing general agents and other wholesale agents and claims administrators who have a strong track record and history underwriting certain types of risk and who, subject to our underwriting standards, originate and assist in managing a book of business and generally share in the portfolio risk. Our products and underwriting criteria often entail customized coverage, loss control and claims services as well as risk sharing mechanisms.

The coverage is offered through accounts with various agents to multiple insureds, and the placing agents generally share a portion of the risk.

Policyholders in this segment primarily include the following types of industries:

- retail;
- wholesale;
- service operations;
- artisan contracting;
- trucking;
- light and medium manufacturing; and

- habitational.

We establish the underwriting standards used with our agency partners by conducting detailed actuarial analysis using historical and industry data. Prior to entering into a relationship with an agency, we perform extensive due diligence on the agent including a review of underwriting, claims and financial control areas which generally takes three to nine months to complete. Additionally, once we have entered into a relationship with an agency, we carefully monitor the loss experience of the portfolio associated with each agent and conduct quarterly underwriting audits. More than 53% of this segment's portfolio is maintained on our underwriting platform which enables us to receive real time information on the loss performance of the portfolio. We are in the process of transitioning all of our general agents to our underwriting system.

Within this segment third party administrators generally handle claims and provide periodic loss reports. Approximately 20 such providers administered this business as of December 31, 2009. We closely monitor, on a quarterly basis, the loss experience of each policy we have issued and conduct at least semi-annual audits of the claims paid by the administrators. We intend to integrate claims administration into our systems over time, which will enable us to have immediate access to all claims information.

As of December 31, 2009, we underwrote 45 coverage plans through 26 independent wholesale and managing general agents. Workers' compensation insurance comprised approximately 38% of this business in 2009, 35% in 2008 and 35% in 2007. The general liability and commercial auto lines combined comprised approximately 50%, 50% and 45% of this business in 2009, 2008 and 2007, respectively.

### Distribution

We market our Small Commercial Business products and Specialty Risk and Extended Warranty products through unaffiliated third parties that typically charge us a commission. In the case of our Specialty Risk and Extended Warranty segment, these third parties often charge an administrative fee based on the policy amount to the manufacturer or retailer that offers the extended warranty or accidental damage coverage plan. Accordingly, the success of our business is dependent upon our ability to motivate these third parties to sell our products and support them in their sales efforts. The Specialty Middle Market Business is distributed through a limited number of qualified general and wholesale agents who charge us a commission. The agent network is restricted to experienced, professional agents that have the requisite licensing to conduct business with AmTrust.

### Geographic Diversity

The Company's insurance subsidiaries, domiciled in the United States, collectively, are licensed to provide workers' compensation insurance and commercial property and casualty insurance in 50 states and the District of Columbia, and in the year ended December 31, 2009, we wrote commercial property and casualty in 48 states and the District of Columbia. The table below identifies, for the year ended 2009, the top ten producing states by percentage of direct gross written premium for our Small Commercial Business segment and the equivalent percentage for the years ended 2008 and 2007.

***Percentage of Aggregate Small Commercial Business Direct Gross Written Premium by State[1]***

| | Year Ended December 31, | | |
|---|---|---|---|
| **State** | **2009** | **2008** | **2007** |
| New York | 20.8% | 19.8% | 9.2% |
| Florida | 13.4 | 19.2 | 23.7 |
| Texas | 9.6 | 8.4 | 2.5 |
| Illinois | 9.4 | 10.8 | 10.0 |
| New Jersey | 6.9 | 6.3 | 13.3 |
| Georgia | 4.4 | 6.6 | 8.4 |
| Pennsylvania | 3.3 | 3.2 | 7.6 |
| Montana | 2.9 | 1.7 | 0.7 |
| Virginia | 2.2 | 3.1 | 2.9 |
| Massachusetts | 2.1 | 1.2 | 1.6 |
| All Other States and the District of Columbia | 25.0 | 19.7 | 20.1 |
| | 100.0 | 100.0 | 100.0 |

(1) Direct premiums consist of gross premiums written other than premiums assumed

We are licensed to provide Specialty Risk and Extended Warranty coverage in 50 states and the District of Columbia, and in Ireland and Great Britain, and pursuant to European Union law, certain other European Union member states.

Based on coverage plans written or renewed in 2009, 2008 and 2007, the European Union accounted for approximately 53%, 47%, and 55%, respectively, of our Specialty Risk and Extended Warranty business and in 2009, the United Kingdom, Italy and France accounted for approximately 50%, 15% and 14%, respectively, of our European Specialty Risk and Extended Warranty business. The table below shows the geographic distribution of our annualized gross premiums written in our Specialty Risk and Extended Warranty segment with respect to coverage plans in effect at December 31, 2009.

***Percentage of Specialty Risk and Extended Warranty Gross Premiums Written by Country***

| | Year Ended December 31, | | |
|---|---|---|---|
| **Country** | **2009** | **2008** | **2007** |
| United States | 47% | 53% | 45% |
| United Kingdom | 27 | 21 | 29 |
| Italy | 8 | — | — |
| France | 7 | 9 | 6 |
| Norway | 5 | 7 | 12 |
| Other | 6 | 10 | 8 |
| Total | 100 | 100 | 100 |

The table below shows the distribution by state of our direct written premiums in our Specialty Middle Market Business.

***Percentage of Specialty Middle-Market Business Direct Premiums Written by State***

| State | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| New York | 45% | 42% | 48% |
| New Jersey | 7 | 9 | 10 |
| Illinois | 6 | 5 | 2 |
| North Carolina | 6 | 6 | 4 |
| Pennsylvania | 5 | 6 | 8 |
| California | 4 | 3 | 3 |
| Tennessee | 3 | 2 | 2 |
| Florida | 3 | 3 | 2 |
| South Carolina | 2 | 2 | 1 |
| Georgia | 2 | 1 | 1 |
| Missouri | 2 | 2 | 2 |
| All other States and the District of Columbia | 15 | 19 | 17 |
| Total | 100 | 100 | 100 |

## Acquisitions

Our acquisitions historically have involved the purchase of distribution networks and renewal rights from other insurance companies. In these transactions, we purchase access to the seller's distribution networks, the right to hire certain of the seller's employees, non-competition covenants and the right, but not the obligation, to offer insurance coverage to a defined group of the seller's current policyholders when the current in-force policies expire. Our ability to renew policies is subject to our ability to retain the relationships that the seller established with its production network through competitive pricing and customer service. We typically pay the seller a combination of an initial purchase price and a percentage of the premiums we receive on business that we successfully renew. Because, in a majority of acquisitions we have completed, the cost of each transaction is ultimately based on the amount of business we renew, we believe that these transactions are generally more cost effective than traditional types of acquisitions. Additionally, in 2007 and 2008, we completed stock purchases of IGI Group ("IGI"), Associated Industries Insurance Services, Inc. ("AIIS") and the commercial package business of Unitrin ("UBI"). We will continue to evaluate acquisition of distribution networks and renewal rights, stock purchases and other alternative types of transactions as they present themselves as we believe that these types can be accretive to earnings and return on equity. The following is a summary of the Company's major acquisition activity:

### *Cybercomp*

In September 2009, the Company acquired from subsidiaries of Swiss Re America Holding Corp. ("Swiss Re") access to the distribution network and renewal rights to CyberComp ("CyberComp"), a Swiss Re web-based platform providing workers' compensation insurance to the small to medium-sized employer market. CyberComp operated in 26 states and distributed policies through a network of 13 regional wholesale agencies and over 600 retail agents. The purchase price is equal to a percentage of gross written premium through the third anniversary of the closing of the transaction. Upon closing, the Company made an initial payment to Swiss Re in the amount of $3 million, which represents an advance on the purchase price and the minimum amount payable pursuant to the purchase agreement. In accordance with Financial Accounting Standards Board ("FASB") ASC 805-10 (Prior authoritative literature: SFAS No 141(R) *Business Combinations*), the Company recorded a purchase price of $6.3 million which consisted of $2.8 million of renewal rights, $2.3 million of distribution networks, $0.7 million of trademarks and $0.5 million of goodwill as part of the Small Commercial Business segment. The intangible assets were determined to have useful lives of between two years and 15 years. The Company produced approximately $17.7 million of gross written premium in 2009 as a result of this transaction.

### *ACHL*

During the three months ended March 31, 2009, the Company, through a subsidiary, acquired all the issued and outstanding stock of Imagine Captive Holdings Limited ("ICHL"), a Luxembourg holding company, which owned all of the issued and outstanding stock of Imagine Re Beta SA, Imagine Re (Luxembourg) 2007 SA and Imagine Re SA (collectively, the "Captives"), each of which is a Luxembourg domiciled captive insurance company, from Imagine Finance SARL ("SARL"). ICHL subsequently changed its name to AmTrust Captive Holdings Limited ("ACHL") and the Captives changed their names to AmTrust Re Beta, AmTrust Re 2007 (Luxembourg) and AmTrust Re (Luxembourg), respectively. The purchase price of ACHL was $.02 million which represented the capital of ACHL. In accordance with FASB ASC 805-10, the Company recorded approximately $12.5 million of cash, $66.5 million of receivables and $79 million of loss reserves. ACHL is included in the Company's Specialty Risk and Extended Warranty segment.

Additionally, the Captives had previously entered into a stop loss agreement with Imagine Insurance Company Limited ("Imagine") by which Imagine agreed to cede certain losses to the Captives. Concurrently, with the Company's purchase of ACHL, the Company, through AmTrust International Insurance, Ltd. ("AII"), entered into a novation agreement by which AII assumed all of Imagine's rights and obligations under the stop loss agreement.

In October 2009, ACHL acquired all the issued and outstanding stock of Watt Re, a Luxembourg domiciled captive insurance company, from CREOS LUXEMBOURG S.A. (formerly CEGEDEL S.A.) and ENOVOUS Luxembourg S.A. (formerly CEGEDEL PARTICIPATIONS S.A.). Watt Re subsequently changed its name to AmTrust Re Gamma. The purchase price of Watt Re was approximately $30.2 million. The Company recorded approximately $34.5 million of cash, intangible assets of $5.5 million and a deferred tax liability of approximately $9.8 million. The Company assigned a life of three years to the intangible assets.

In December 2009, ACHL acquired all the issued and outstanding stock of Group 4 Falck Reinsurance S.A., a Luxembourg domiciled captive insurance company, from Group 4 Securitas (International) B.V. Group 4 Falck Reinsurance S.A. subsequently changed its name to AmTrust Re Omega. The purchase price of Group 4 Falck Reinsurance S.A. was approximately $22.8 million. The Company recorded approximately $25.1 million of cash, intangible assets of $2.2 million and a deferred tax liability of $4.5 million. The Company assigned a life of three years to the intangible assets.

The aforementioned ACHL transactions allow the Company to obtain the benefit of the Captives' capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with a subsidiary of the Company.

Additional financial information regarding our acquisitions is presented in Note 5 "Acquisitions" of the notes to our 2009 audited financial consolidated financial statements appearing elsewhere in this Form 10-K.

## Reinsurance

We believe that reinsurance is critical to our ability to appropriately manage the risk inherent in our insurance portfolio and enables us to further reduce earnings volatility and generate stronger returns. We utilize reinsurance agreements to reduce our exposure to large claims and catastrophic loss occurrences that could reduce our earnings and capital base, and to increase our ability to write additional profitable business and serve our clients. Our insurance subsidiaries utilize reinsurance agreements to transfer portions of the underlying risk of our portfolios to various captive, affiliated and third party reinsurance companies. Reinsurance does not discharge or diminish our obligation to pay claims covered by the insurance policies we issue; however, it does permit us to recover certain incurred losses from our reinsurers and therefore limits the maximum loss that the Company may incur as a result of a covered loss event.

We currently carry excess of loss reinsurance for our Small Commercial Business and Specialty Middle Market Business segments and variable quota share reinsurance for our European Union Specialty Risk and Extended Warranty insurance exposure.

We believe it is important to ensure that our reinsurance partners are financially strong and they generally carry at least an A.M. Best rating of "A-" (Excellent) at the time we enter in to our reinsurance agreements. We periodically evaluate the financial condition of our third party reinsurers in order to minimize our exposure to the risk of possible losses which could arise from the insolvency of a reinsurance partner. We would be obligated to pay claims in the event these reinsurers were unable to meet their obligations.

The total amount, cost and limits relating to the reinsurance coverage we purchase may vary from year to year based upon a variety of factors including the availability of quality reinsurance at an acceptable price and the level of risk that we chose to retain for our own account.

Additional financial information regarding our reinsurance agreements and agreement with Maiden Insurance is presented under the subheading "Reinsurance" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K.

**Loss Reserves**

***Workers' Compensation Business***

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. In establishing our reserves, we do not use loss discounting, which involves recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business and does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We use a consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses.

When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 30 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses ("DCC"). At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

- type of loss;
- severity of the injury or damage;
- age and occupation of the injured employee;
- estimated length of temporary disability;
- anticipated permanent disability;
- expected medical procedures, costs and duration;
- our knowledge of the circumstances surrounding the claim;
- insurance policy provisions, including coverage, related to the claim;
- jurisdiction of the occurrence; and
- other benefits defined by applicable statute.

The case incurred amount can vary due to uncertainties with respect to medical treatment and outcome, length and degree of disability, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts, or case development, are an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not yet been established.

The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

We began writing workers' compensation in 2001. In 2001 and 2002, there was limited premium volume, with premiums beginning to increase substantially in 2003. In order to establish IBNR reserves, we project ultimate losses by accident year both through use of our historical experience, though limited, and the use of industry experience by state. Our consulting actuary projects ultimate losses in two different ways:

- *Quarterly Incurred Development Method (Use of AmTrust Factors).* Quarterly incurred loss development factors are derived from AmTrust's historical, cumulative incurred losses by accident month. These factors are then applied to the latest actual incurred losses and DCC by month to estimate ultimate losses and DCC, based on the assumption that each accident month will develop to estimated ultimate cost in a similar manner to prior years. Given the limited historical experience, there is a substantial amount of judgment involved in this method.
- *Yearly Incurred Development (Use of National Council on Compensation Insurance, Inc. ("NCCI") Industry Factors by State).* Yearly incurred loss development factors are derived from either NCCI's annual statistical bulletin or state bureaus. These factors are then applied to the latest actual incurred losses and DCC by year by state to estimate ultimate losses and DCC, based on the assumption that each year will develop to an estimated ultimate cost similar to the industry development by year by state.

Each method produces estimated ultimate loss and DCC expenses net of amounts that will be ultimately paid by our excess of loss reinsurers. Our consulting actuary estimates a range of ultimate losses, along with a selection which gives more weight to the results from AmTrust's monthly development factors and less weight to the results from industry development factors.

We establish IBNR reserves for our workers' compensation segment by determining an "ultimate loss pick," which is our estimate of our net loss ratio for a specific period, based on actual incurred losses and application of loss development factors. We estimate our ultimate incurred loss and DCC for a period by multiplying the ultimate loss pick for the period by the earned premium for the period. From that total, we subtract actual paid loss and DCC and actual case reserves for reported losses. The remainder constitutes our IBNR reserves. On a monthly basis, an outside actuary reviews our IBNR reserves. On a quarterly basis, we review our determination of our ultimate loss pick.

Management establishes our reserves by making judgments based on its application of our and industry-wide loss development factors, consideration of our consulting actuary's application of the same loss development factors, and underwriting, claims handling and other operational considerations. In utilizing its judgment, management makes certain assumptions regarding our business, including, among other things, frequency of claims, severity of claims and claim closure rates. Although we, upon our assumption of the administration of claims from third party administrators in 2004, made adjustments to actual case reserves which impacted our loss development factors and, consequently our reserves, we have not made changes to any of our key assumptions regarding the performance of our business in comparison to the performance of the industry as a whole.

Management makes its final selection of loss and DCC reserves after reviewing the actuary's results; consideration of other underwriting, claim handling and operational factors; and the use of judgment.

To establish our AO reserves, we review our past adjustment expenses in relation to past claims and estimate our future costs based on expected claims activity and duration.

As of December 31, 2009, our best estimate of our ultimate liability for workers' compensation loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $369.7 million, of which $25.2 million was reserves from mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the procedures and methods described above, which rely, substantially, on judgment.

Estimating ultimate losses and loss adjustment expenses is an inexact process — a broad range exists around any estimate. Variability may be inherently greater given that AmTrust has been writing substantial premiums for only a few years. While management believes its estimates are reasonable, it is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.

The two methods described above are "incurred" development methods. These methods rely on historical development factors derived from changes in our incurred losses, which are estimates of paid claims and case reserves over time. As a result, if case reserving practices change over time, the two incurred methods may produce substantial variation in the estimate of ultimate losses. Because of our limited historical experience, we have not used any "paid" development methods, which rely on actual claims payment patterns and, therefore, are not sensitive to changes in case reserving procedures. As our paid historical experience grows, we will consider using "paid" loss development methods.

Of the two methods above, the use of industry loss development factors has consistently produced higher estimates of workers' compensation losses and DCC expenses. The table below shows this higher estimate, along with the lower estimate produced by AmTrust's monthly factors as of December 31, 2009:

| Amounts in Millions | Loss & DCC Expense Reserves | Mandatory Pooling Arrangements | Total |
|---|---|---|---|
| **Gross Workers' Compensation Reserves:** | | | |
| Lower estimate | $595.3 | $25.2 | $620.5 |
| Gross reserve | 676.3 | 25.2 | 701.5 |
| Higher estimate | 727.6 | 25.2 | 752.8 |
| **Net Workers' Compensation Reserves:** | | | |
| Lower estimate | $303.2 | $25.2 | $328.4 |
| Net reserve | 344.5 | 25.2 | 369.7 |
| Higher estimate | 370.6 | 25.2 | 395.8 |

The higher estimate would increase net reserves by $26.1 million and reduce net income and stockholders' equity by $17.0 million. The lower net estimate would decrease net reserves by $41.3 million and increase net income and stockholders equity by $26.9 million. A change in our net loss and DCC expense reserve would not have an immediate impact on our liquidity, but would affect cash flows in future years as claim and expense payments made.

In 2007, we recognized a $2.1 million deficiency in prior year's reserves related primarily to our involuntary participation in the National Workers' Compensation Reinsurance Pool or equivalent state pool which are administered by the National Council on Compensation Insurance (collectively, the "NCCI Pools"). In 2008, the Company's liabilities for unpaid losses and LAE attributable to prior years decreased by $0.5 million as result of favorable development in both the Small Commercial Business segment and Specialty Risk and Extended Warranty segment, partially offset by unfavorable development in our Specialty Middle Market Business segment as well as the Company's involuntary participation in NCCI pools. In 2009, the Company's liabilities for unpaid losses and LAE attributable to prior years decreased by $4.8 million as result of favorable development in the Small Commercial Business segment, partially offset by unfavorable development from the Company's involuntary participation in NCCI pools. We do not anticipate that we will make any material reserve adjustments, but will continue to monitor the accuracy of our loss development factors and adequacy of our reserves. As we write more business and develop more reliable data, we assign more weight to our individual loss development factors than to industry-wide factors. Because our losses have developed more favorably than the industry as a whole, except for the NCCI pools, our actuarially projected reserves have decreased.

***Specialty Risk and Extended Warranty***

Specialty Risk and Extended Warranty claims are usually paid quickly, development on known claims is negligible, and generally, case reserves are not established. IBNR reserves for warranty claims are generally "pure" IBNR, i.e. amounts for claims that occurred prior to an accounting date but are reported after that date. The reporting lag for warranty IBNR claims is generally small, usually in the range of one to three months. Management determines warranty IBNR by examining the experience of individual coverage plans. Our consulting actuary, at the end of each calendar year, reviews our IBNR by looking at our overall coverage plan experience, with assumptions of claim reporting lag and average monthly claim payouts. Our net IBNR as of December 31, 2009 and 2008 for our Specialty Risk and Extended Warranty segment was $25.4 million and $27.3 million, respectively. Though we believe this is a reasonable best estimate of future claims development, this amount is subject to a substantial degree of uncertainty.

Our actual net reserves, including IBNR, on Specialty Risk and Extended Warranty as of December 31, 2009 and 2008 were $34.4 million and $48.7 million, respectively. An upward movement of 5% on overall reserves would result in a reduction of income in 2009 of $1.7 million before tax and $1.1 million after tax. A downward movement of 5% on overall reserves would result in an increase of income of $1.7 million before tax and $1.1 million after tax.

There is generally more uncertainty in the unearned premium reserve than in the IBNR reserve. In the Specialty Risk and Extended Warranty segment, the reserve for unearned premium is, in general, an estimate of our liability for projected future losses emanating from the unearned portion of written contracts. Our liability for return of unearned premium is not significant. The reserve for Specialty Risk and Extended Warranty unearned premium is calculated by analyzing each coverage plan separately, subdivided by contract year, type of product and length of contract, ranging from one month to five years. These subdivisions produced, in a recent analysis, about 150 separate reserve calculations. These individual reserve calculations may differ in actuarial methodologies depending on:

- the type of warranty;
- the length of the contract;
- the availability of past loss experience; and
- the extent of current claim experience from the program administrators.

The primary actuarial methodology used to project future losses for the unexpired terms of contracts is to project the future number of claims, then multiply them by an average claim cost. The future number of claims is derived by applying to unexpired months a selected ratio of the number of claims to expired months. The selected ratio is determined from a combination of:

- past experience of the same expired contracts;
- current experience of the earned portion of the in-force contracts; and
- past and/or current experience of similar type contracts.

The average claim cost is also determined by using past and/or current experience of the same or similar contracts.

In order to confirm the validity of the projected future losses derived through application of the average claim cost method, we also utilize a loss ratio method. The loss ratio method entails the application of the projected ultimate loss ratio, which is based on historical experience, to the unearned portion of the premium. If the loss ratio method indicates that the average claim cost method has not produced a credible result for a particular coverage plan, the Company will make a judgment as to the appropriate reserve for that coverage plan. We generally will choose a point in the range between results generated by the average claim cost method and loss ratio method. In making our judgment, we consider, among other things, the historical performance of the subject coverage plan or similar plans, our analysis of the performance of the administrator and coverage terms.

Different Specialty Risk and Extended Warranty products have different patterns of incidence during the period of risk. Some products tend to show increasing incidence of claims during the risk period; others may show relatively uniform incidence of claims, while still others tend to show decreasing claim incidence. We have assumed, on average, a uniform incidence of claims for all contracts combined, based on our review of contract provisions and claim history. Incorrect earnings of warranty policy premiums, inadequate pricing of warranty products, changes in conditions during long contract durations or incorrect estimates of future warranty losses on unexpired contracts may produce a deficiency or a redundancy in the unearned premium reserve. Our unearned premium reserve as of December 31, 2009 and 2008 for our Specialty Risk and Extended Warranty segment was $326.2 million and $211.2 million, respectively. Though we believe this is a reasonable best estimate of our unearned premium reserve, this amount is subject to a substantial degree of uncertainty.

***Property and Casualty Insurance***

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expense related to the investigation and settlement of policy related claims. Our reserves for loss and loss adjustment expenses represent the estimated costs of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time. In establishing our reserves we do not use loss discounting. We utilize the services of an independent consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses.

When a claim is reported, an initial case reserve is established for the estimated amount of the loss based on the adjuster's view of the most likely outcome of the claim at that time. Initial case reserves are established within 30 days of the claim report date and consist of anticipated liability payments, first party payments, medical costs, and defense and cost containment (DCC) expenses. This establishes a case incurred amount for a particular claim. The estimated amount of loss for a reported claim is based upon various factors, such as:

- line of business — General Liability, Auto Liability, or Auto Physical Damage;
- severity of injury or property damage;
- number of claimants;
- statute of limitation and repose;
- insurance policy provisions, especially applicable policy limits and coverage limitations;
- expected medical procedures, costs, and duration treatment;
- our knowledge of circumstances surrounding the claim; and
- possible salvage and subrogation.

Case incurred amounts can vary greatly because of the uncertainties inherent in the estimates of severity of loss, costs of medical treatments, judicial rulings, litigation expenses, and other factors. As changes occur, the case reserves are adjusted. The initial estimate of a claim's incurred amount can vary significantly from the amount ultimately paid when the claim is closed, especially in the circumstances involving litigation and severe personal injuries. Changes in case incurred amounts, also known as case development, are an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not yet reported, or IBNR. Our IBNR reserves are also intended to include aggregate development on known claims, provision for claims that re-open after they have been closed, and provision for claims that have been reported but have not yet been recorded.

The third component of the reserves for loss and loss adjustment expenses is the estimate of the AO reserve. This reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims by our claim staff.

The final component of our reserves for loss and loss adjustment expense is the reserve for the NCCI pools. NCCI provides us both the IBNR and case reserves.

We began writing general liability, commercial auto and commercial property (jointly known as CPP) business in 2006. As a result, there is a limited amount of loss data available for analysis. In order to establish IBNR reserves for CPP lines of business, we project ultimate losses by accident year through the use of industry experience by line. The limited amount of CPP historical data has not allowed us to develop our own development patterns. Instead, we rely on three methods that utilize industry development patterns by line of business:

- *Yearly Incurred Development (Use of Industry Factors by Line).* For each line, the development factors are taken directly from Insurance Services Office, Inc. ("ISO") loss development publications for a specific line of business. These factors are then applied to the latest actual incurred losses and DCC by accident year, by line of business to estimate ultimate losses and DCC;
- *Expected Loss Ratio.* For each line, an expected loss ratio is taken from our original account level pricing analysis. These loss ratios are then applied to the earned premiums by line by year to estimate ultimate losses and DCC; and
- *Bornhuetter-Ferguson Method.* For each line, IBNR factors are developed from the applicable industry loss development factors and expected losses are taken from the original account level pricing analysis. IBNR factors are then applied to the expected losses to estimate IBNR amount of loss and DCC.

The first two methods produce estimated ultimate loss and DCC expenses. The third method produces an estimate of IBNR directly, without calculating ultimate loss and DCC first. Our consulting actuary estimates a range of ultimate losses, along with the recommended IBNR and reserve amounts. For CPP lines of business, ultimate loss and IBNR selections are based on one of the above methods depending on the accident year and line of business.

Because we determine our reserves based on industry incurred development patterns, our ultimate losses may differ substantially from our estimates produced by the above methods. Because of our very limited historical experience, we have not utilized any incurred development methods based on our experience, nor did we use any methods that rely on paid development factors. Paid loss development methods rely on actual claim payment patterns to develop ultimate loss and DCC estimates. As our historical experience grows, we will consider using incurred development methods based on our historical loss development patterns, as well as paid development methods.

After the acquisition of UBI, we began writing commercial package business in the second quarter of 2008. We were able to access an extensive amount of UBI's historical loss data for analysis. Additionally, the claims adjusting has remained stable. As such, it has allowed us to develop our own development patterns without the use of industry factors. Similar methods involved in determining reserves are consistent as described above for other property and casualty business.

***Reconciliation of Loss and Loss Adjustment Expense Reserves***

The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2009, 2008 and 2007, reflecting changes in losses incurred and paid losses:

| (Amounts in Thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of year | $1,014,059 | $ 775,392 | $ 295,805 |
| Less: Reinsurance recoverables at beginning of year | 504,404 | 258,028 | 44,127 |
| Net balance, beginning of year | 509,655 | 517,364 | 251,678 |
| Incurred related to: | | | |
| Current year | 332,598 | 238,847 | 274,897 |
| Prior year | (4,827) | (544) | 2,089 |
| Total incurred losses during the year | 327,771 | 238,303 | 276,986 |
| Paid losses and LAE related to: | | | |
| Current year | (203,210) | (144,272) | (120,065) |
| Prior year | (109,872) | (112,893) | (59,990) |
| Total payments for losses and LAE | (313,082) | (257,165) | (180,055) |
| Commuted loss reserves | 4,612 | — | — |
| Net balance, December 31 | 528,956 | 498,502 | 348,609 |
| Acquired outstanding loss and loss adjustment reserve | — | 15,173 | 168,755 |
| Effect of foreign exchange rates | 1,114 | (4,020) | — |
| Plus reinsurance recoverables at end of year | 561,874 | 504,404 | 258,028 |
| Unpaid losses and LAE, gross of related reinsurance recoverables at end of year | $1,091,944 | $1,014,059 | $ 775,392 |

As of December 31, 2009, our gross reserves for loss and loss adjustment expenses were $1,091.9 million, of which our IBNR reserves constituted 50.7%. As of December 31, 2009, our gross loss reserves for our Small Commercial Business segment were $763.1 million, our gross loss reserves for our Specialty Risk and Extended Warranty segment were $121.9 million and our gross loss reserves for Specialty Middle Market Business segment were $206.9 million. During 2009, the Company commuted certain loss reserves related to workers' compensation that were included in ceded reinsurance treaties. This commutation had no material effect on net earnings.

As of December 31, 2008, our gross reserves for loss and loss adjustment expenses were $1,014.1 million, of which our IBNR reserves constituted 56.5%. As of December 31, 2008, our gross loss reserves for our Small Commercial Business segment were $752.5 million, our gross loss reserves for our Specialty Risk and Extended Warranty segment were $80.9 million and our gross loss reserves for Specialty Middle Market Business segment were $180.7 million.

As of December 31, 2007, our gross reserves for loss and loss adjustment expenses were $775.4 million, of which our IBNR reserves constituted 57.3%. As of December 31, 2007, our gross loss reserves for our Small Commercial Business segment were $616.8 million, our gross loss reserves for our Specialty Risk and Extended Warranty segment were $71.8 million and our gross loss reserves for Specialty Middle Market Business segment were $86.8 million.

***Loss Development***

The table below shows the net loss development for business written each year from 1999 through 2009. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $13.4 million as of December 31, 2002, by December 31, 2004 (two years later), $2.3 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 2002.

The "cumulative redundancy (deficiency)" represents, as of December 31, 2009, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

The period from 1999 to 2000 relates primarily to business written prior to the acquisition of TIC and RIC by the Company. Therefore, the high redundancies in these periods were attributable primarily to the runoff of these closed books of business.

**Analysis of Loss and Loss Adjustment Expense Reserve Development**

| | As of and for the Year Ended December 31, | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| Reserve for loss and loss adjustment expenses, net of reinsurance recoverables | 10,611 | 10,396 | 10,906 | 13,402 | 33,396 | 84,919 | 150,340 | 251,678 | 517,365 | 509,655 | 530,070 |
| Net reserve estimated as of One year later | 5,991 | 7,485 | 9,815 | 13,771 | 36,812 | 83,957 | 150,854 | 253,767 | 516,821 | 504,828 | |
| Two years later | 5,466 | 6,653 | 10,034 | 13,804 | 37,954 | 83,293 | 150,516 | 215,465 | 519,346 | | |
| Three years later | 4,870 | 5,510 | 10,797 | 10,175 | 35,056 | 82,906 | 122,601 | 221,362 | | | |
| Four years later | 4,245 | 5,510 | 10,797 | 11,179 | 34,844 | 70,146 | 120,975 | | | | |
| Five years later | 4,245 | 5,510 | 9,336 | 10,524 | 27,992 | 71,012 | | | | | |
| Six years later | 4,245 | 5,510 | 9,179 | 9,089 | 28,069 | | | | | | |
| Seven years later | 4,245 | 5,510 | 9,005 | 9,914 | | | | | | | |
| Eight years later | 4,245 | 5,510 | 9,444 | | | | | | | | |
| Nine years later | 4,245 | 5,510 | | | | | | | | | |
| Ten years later | 4,245 | | | | | | | | | | |
| Net cumulative redundancy (deficiency) | 6,366 | 4,886 | 1,462 | 3,488 | 5,327 | 13,907 | 29,365 | 30,316 | (1,981) | 4,827 | |

| | Year Ended December 31, 2009 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | |
| Cumulative amount of reserve paid, net of reinsurance recoverable through | | | | | | | | | | | |
| One year later | 222 | 542 | 971 | 1,904 | 5,079 | 14,436 | 24,050 | 38,010 | 113,567 | 109,872 | |
| Two years later | 106 | 1,050 | 1,187 | 2,328 | 10,198 | 25,113 | 35,894 | 70,406 | 159,874 | | |
| Three years later | 212 | 1,117 | 1,439 | 2,877 | 13,043 | 33,049 | 48,804 | 91,914 | | | |
| Four years later | 349 | 677 | 1,439 | 3,493 | 14,768 | 38,443 | 54,444 | | | | |
| Five years later | 169 | 677 | 1,526 | 3,670 | 16,942 | 41,830 | | | | | |
| Six years later | 169 | 677 | 1,529 | 4,666 | 17,916 | | | | | | |
| Seven years later | 169 | 677 | 2,411 | 5,169 | | | | | | | |
| Eight years later | 169 | 677 | 2,855 | | | | | | | | |
| Nine years later | 169 | 677 | | | | | | | | | |
| Ten years later | 169 | | | | | | | | | | |
| Net reserve – December 31,, | 10,611 | 10,396 | 10,906 | 13,402 | 33,396 | 84,919 | 150,340 | 251,678 | 517,365 | 509,655 | 530,070 |
| Reinsurance Recoverable | 531 | 821 | 1,742 | 4,078 | 3,529 | 14,445 | 17,667 | 44,127 | 258,027 | 504,404 | 561,874 |
| Gross reserves – December 31,, | 11,142 | 11,217 | 12,648 | 17,480 | 36,925 | 99,364 | 168,007 | 295,805 | 775,392 | 1,014,059 | 1,091,944 |
| Net re-estimated reserve | 4,245 | 5,510 | 9,444 | 9,914 | 28,069 | 71,012 | 120,975 | 221,362 | 519,346 | 504,828 | |
| Re-estimated reinsurance recoverable | — | — | — | 2,473 | 1,730 | 14,445 | 16,950 | 44,569 | 258,028 | 504,404 | |
| Gross re-estimated reserve | 4,245 | 5,510 | 9,444 | 12,387 | 29,799 | 85,457 | 137,925 | 265,931 | 777,374 | 1,009,232 | |
| Gross cumulative redundancy (deficiency) | 6,897 | 5,707 | 3,204 | 5,093 | 7,126 | 13,907 | 30,082 | 29,874 | (1,982) | 4,827 | |

## Investments

Our investment portfolio, excluding other investments, is summarized in the table below by type of investment.

| (Amounts in Thousands) | December 31, 2009 Carrying Value | December 31, 2009 Percentage of Portfolio | December 31, 2008 Carrying Value | December 31, 2008 Percentage of Portfolio |
|---|---|---|---|---|
| Cash and cash equivalents | $ 233,810 | 16.7% | $ 192,053 | 14.2% |
| Time and short-term deposits | 31,265 | 2.2 | 167,845 | 12.5 |
| U.S. treasury securities | 124,143 | 8.9 | 17,851 | 1.3 |
| U.S. government agencies | 47,424 | 3.4 | 21,434 | 1.6 |
| Municipals | 27,268 | 1.9 | 45,208 | 3.4 |
| Commercial mortgage back securities | 3,359 | 0.2 | 3,390 | 0.2 |
| Residential mortgage backed securities – primarily agency backed | 490,363 | 35.0 | 492,405 | 36.6 |
| Asset backed securities | 3,619 | 0.3 | 5,068 | 0.4 |
| Corporate bonds | 389,186 | 27.8 | 373,901 | 27.7 |
| Preferred stocks | 5,110 | 0.4 | 5,315 | 0.4 |
| Common stocks | 45,245 | 3.2 | 23,513 | 1.7 |
| | $1,400,792 | 100.0% | $1,347,983 | 100.0% |

The table below summarizes the credit quality of our fixed maturity securities as of December 31, 2009 and 2008 as rated by Standard and Poor's.

| | 2009 | 2008 |
|---|---|---|
| U.S. Treasury | 11.4% | 1.8% |
| AAA | 54.7 | 59.8 |
| AA | 2.2 | 4.5 |
| A | 20.7 | 25.1 |
| BBB, BBB+, BBB- | 9.7 | 6.3 |
| BB, BB+, BB- | 0.1 | 0.1 |
| B, B+, B- | — | 0.9 |
| Other (includes securities rated CC, CCC, CCC- and D) | 1.2 | 1.5 |
| Total | 100.0% | 100.0% |

Additional financial information regarding our investments is presented under the subheading "Investment Portfolio" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K.

## Certain International Tax Considerations

We operate our business in several foreign countries and are subject to taxation in several foreign jurisdictions. A brief description of certain international tax considerations affecting us appears below. We will be subject to U.S. income taxation on any income of our foreign subsidiaries which is Subpart F income.

### *Bermuda*

Bermuda currently does not impose any income, corporation or profits tax, withholding tax, capital gains tax or capital transfer tax on AII, our Bermuda affiliate, or any estate duty or inheritance tax applicable to shares of AII (except in the case of shareholders resident in Bermuda). Except as set out in the following paragraph, no assurance can be given that AII will not be subject to any such tax in the future.

AII has received a written assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to

AII or to any of its operations, shares, debentures or obligations until March 28, 2016; provided that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by AII in respect of real property or leasehold interests in Bermuda held by it. No assurance can be given that AII will not be subject to any such tax after March 28, 2016.

For U.S. federal income tax purposes, our Bermuda subsidiaries are controlled foreign corporations. A majority of the income of these subsidiaries, which consists primarily of foreign personal holding company income (such as investment income) and income from reinsuring risks, is categorized as Subpart F income. We must include in our taxable income for U.S. federal income tax purposes this Subpart F income.

***Ireland***

AmTrust International Underwriters Limited ("AIU"), a company incorporated in Ireland, is managed and controlled in Ireland and, therefore, is resident in Ireland for Irish tax purposes and subject to Irish corporation tax on its worldwide profits (including revenue profits and capital gains). Income derived by AIU from an Irish trade (that is, a trade that is not carried on wholly outside of Ireland) will be subject to Irish corporation tax at the current rate of 12.5%. Other income (that is, income from passive investments, income from non-Irish trades and income from certain dealings in land) is generally subject to Irish corporation tax at the current rate of 25%.

The Irish Revenue Commissioners have published a statement indicating that deposit interest earned by an insurance company on funds held for regulatory purposes will be regarded as part of its trading income, and accordingly will be part of the profits taxed at 12.5%. This statement also indicates acceptance of case law which states that investment income of an insurance company will likewise be considered as trading income where it is derived from assets required to be held for regulatory capital purposes. Other investment income earned by AIU will generally be taxed in Ireland at a rate of 25%. Capital gains realized by AIU will generally be subject to Irish corporation tax at an effective rate of 22%.

For U.S. federal income tax purposes, AIU is a controlled foreign corporation and its income generally will be included in our U.S. federal taxable income. A credit against U.S. federal income tax liability is available for any Irish tax paid on such income.

If AIU carries on a trade in the United Kingdom through a permanent establishment in the U.K., profits realized from such a trade in the U.K. will be subject to Irish corporation tax notwithstanding that such profits may also be subject to taxation in the U.K. A credit against the Irish corporation tax liability will be available for any U.K. tax paid on such profits, subject to the maximum credit being equal to the Irish corporation tax payable on such profits.

For as long as the principal class of shares in AmTrust Financial Services, Inc. is listed on a recognized stock exchange in an EU member state or country with which Ireland has a tax treaty, and provided that such shares are substantially and regularly traded on that exchange, Irish dividend withholding tax will not apply to dividends and other distributions paid by AIU to AII, provided that AII makes an appropriate declaration, in prescribed form, to AIU before the dividend is paid.

AmTrust or any of its subsidiaries, other than AIU, will not be resident in Ireland for Irish tax purposes unless the central management and control of such companies is, as a matter of fact, located in Ireland.

Insurance companies are subject to an insurance premium tax in the form of a stamp duty charged at 3% of certain premium income. It applies to general insurance business, mainly business other than:

- reinsurance;
- life insurance
- certain, maritime, aviation and transit insurance; and
- health insurance.

It applies to a premium in respect of a policy where the risk is located in Ireland. Legislation provides that risk is located in Ireland:

- in the case of insurance of buildings together with their contents, where the building is in Ireland;
- in the case of insurance of vehicles, where the vehicle is registered in Ireland;
- in the case of insurance of four months or less duration of travel or holiday if the policyholder took out the policy in Ireland; and
- in all three cases of insurance where the policyholder is resident in Ireland, or if not an individual, where the head office of the policyholder is in Ireland or its branch to which the insurance relates is in Ireland.

***Luxembourg***

ACHL, a Luxembourg holding company, is owned by AII, our Bermuda insurance company. ACHL owns all of the issued and outstanding stock of five Luxembourg-domiciled captive insurance companies that had accumulated equalization reserves, which are catastrophe reserves in excess of required reserves which are determined by a formula based on the volatility of the business reinsured. Because AII is an insurance company with the ability to cede losses, the captives are well-positioned to utilize their equalization reserves. Luxembourg does not impose any income, corporation or profits tax on ACHL provided sufficient losses cause the equalization reserves to be exhausted. However, if the captives cease to write business or are unable to utilize their equalization reserves, they will ultimately recognize income which will be taxed by Luxembourg at a rate of approximately 30%.

For U.S. federal income tax purposes, ACHL is a controlled foreign corporation and its taxable income, if any, will be included in our U.S. federal taxable income. A credit against U.S. federal income tax liability is available for any Luxembourg tax paid on such income.

***United Kingdom***

IGI, a company incorporated in the United Kingdom, is managed and controlled in the U.K. and, therefore, is treated as a resident in the U.K. for British tax purposes and subject to British corporation tax on its worldwide profits (including revenue profits and capital gains). Income derived by IGI will be subject to British corporation tax at the rate of 28%.

For U.S. federal income tax purposes, IGI is a controlled foreign corporation and its income generally will be included in our U.S. federal taxable income. A credit against U.S. federal income tax liability is available for any British tax paid on such income.

If IGI carries on a trade in Ireland through a permanent establishment in Ireland, profits realized from such a trade in Ireland will be subject to U.K. corporation tax notwithstanding that such profits may also be subject to taxation in Ireland. A credit against the British corporation tax liability is available for any Irish tax paid on such profits, subject to the maximum credit being equal to the British corporation tax payable on such profits.

IGI may pay dividends to AII, its direct parent company, free of U.K. withholding tax.

We expect that neither AmTrust nor any of its subsidiaries, other than IGI, will be resident in the U.K. for British tax purposes unless the central management and control of such companies is, as a matter of fact, located in the U.K. A company not resident in the U.K. for British tax purposes can be subject to British corporation tax if it carries on a trade through a branch or agency in the U.K. or disposes of certain specified assets (e.g., British land, minerals, or mineral rights, or unquoted shares deriving the greater part of their value from such assets). In such cases, the charge to British corporation tax is limited to trading income connected with the branch or agency, capital gains on the disposal of assets used in the branch or agency which are situated in the U.K. at or before the time of disposal, capital gains arising on the disposal of specified assets, with tax imposed at the rates discussed above, plus U.K. income tax (generally by way of withholding) on certain U.K. source income.

Insurance companies are subject to an insurance premium tax at 5%. The premium tax applies to premiums for most general insurance, such as for buildings and contents and motor insurance, where the insured risk is in the UK. Life assurance and other long term insurance remain exempt, though there are anti-avoidance rules surrounding long term medical care policies. As an anti-avoidance measure, the rate increases to 17.5% for insurance sold by suppliers of specified goods or services, i.e. mechanical breakdown insurance, travel insurance (irrespective of supplier), insurance sold with TV and car hire and, from April 1, 2004 forward, any "non-financial" guaranteed asset protection ("GAP") insurance sold through suppliers of motor vehicles or persons connected with them.

In further anti-avoidance measures introduced March 22, 2007, the definition of "premium" was amended to make it clear that any payment received in respect of a right to require an insurer to provide, or offer to provide, cover under a taxable contract of insurance is regarded as a premium.

**Ratings**

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. AII, Technology Insurance Company, Inc. ("TIC") and Rochdale Insurance Company ("RIC") were each assigned a letter rating of "A-" (Excellent) by A.M. Best in 2003 and Wesco Insurance Company ("WIC") was assigned a letter rating of "A-" (Excellent) by A.M. Best in July 2006 and AIU was assigned a letter rating of "A-" (Excellent) by A.M. Best in 2007. Milwaukee Casualty Insurance Company ("MCIC"), Security National Insurance Company ("SNIC"), AmTrust Insurance Company of Kansas, Inc. ("AICK") and Trinity Lloyd's Insurance Company ("TLIC") were assigned a letter rating of "A-" (Excellent) by A.M. Best in 2008. These ratings have since remained unchanged. IGI was assigned a letter rating of "A-" (Excellent) by A.M. Best in August 2009. AIIC is not currently rated by A.M. Best. An "A-" rating is the 4th highest of the 16 categories used by A.M. Best, and is assigned to companies that have, in A.M. Best's opinion, an excellent ability to meet their ongoing obligations to policyholders.

These ratings were derived from an in-depth evaluation of our subsidiaries' balance sheets strengths, operating performances and business profiles. A.M. Best evaluates, among other factors, the company's capitalization, underwriting leverage, financial leverage, asset leverage, capital structure, quality and appropriateness of reinsurance, adequacy of reserves, quality and diversification of assets, liquidity, profitability, spread of risk, revenue composition, market position, management, market risk and event risk. A.M. Best ratings are intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and are not an evaluation directed at investors.

**Competition**

The insurance industry, in general, is highly competitive and there is significant competition in the commercial business insurance sector. Competition in the insurance business is based on many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings assigned by independent rating organizations, such as A.M. Best, and reputation. Some of the insurers with which we compete have significantly greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Our competitors include other insurance companies, state insurance pools and self-insurance funds. More than one hundred insurance companies participate in the workers' compensation market. The insurance companies with which we compete vary by state and by the industries we target. We believe our competitive advantages include our underwriting and claims management practices and systems and our A.M. Best rating of "A-" (Excellent). In addition, we believe that our insurance is competitively priced and that our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.

We believe that the Specialty Risk and Extended Warranty sector in which we do business is not as developed as most other insurance sectors (including workers' compensation insurance). We believe that our European Specialty Risk and Extended Warranty team is recognized for its expertise in this market. Nonetheless, we face significant competition, including several internationally well-known insurers that have significantly greater financial, marketing and management resources and experience than we. We believe that our competitive advantages include the ability to provide technical assistance to warranty providers, experienced underwriting, resourceful claims management practices and good relations with the leading warranty administrators in the European Union.

Our Specialty Middle Market Business segment employs a niche strategy that helps differentiate its offerings versus competitors, as most competing carriers pursue larger transactions. We do not compete for high exposure business and prefer to underwrite less volatile classes of business. The Company maintains the requisite A.M. Best rating and financial size to compete favorably for target business.

## Regulation

### *General*

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation vary significantly from one jurisdiction to another. We are subject to extensive regulation in the United States and the European Union (especially, Ireland and England) and are subject to relatively less regulation in Bermuda.

### *United States*

We have eight operating insurance subsidiaries domiciled in the United States, RIC, TIC, WIC, AIIC, MCIC, SNIC, AICK and TLIC (the "U.S. Insurance Subsidiaries").

*Holding Company Regulation*

All or nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws require disclosure of material transactions within the holding company system as well as prior notice of or approval for certain transactions including the payment of certain dividends. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

*Change of Control*

The insurance holding company laws of all or nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. "Control" is generally defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of certain non-domestic insurance companies licensed in those states. Any future transactions that would constitute a change of control of including a change of control of AmTrust, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is domiciled (and in any other state in which the company may be deemed to be commercially domiciled by reason of concentration of our insurance business within such state) and may also require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AmTrust, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of AmTrust might consider to be desirable.

*State Insurance Regulation*

Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. The primary purpose of such regulatory powers is to protect individual policyholders. State insurance authorities have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some instances and regulate unfair trade and claims practices. In particular, workers' compensation policy forms and rates are closely regulated in all or nearly all states. Workers' compensation insurers are also subject, to some degree, to regulation by the workers' compensation regulators in the states in which they provide such insurance.

The Company's U.S. Insurance Subsidiaries are required to file detailed financial statements and other reports with the departments of insurance in all states in which they are licensed to transact business. These financial statements are subject to periodic examination by the department of insurance in each state in which they are filed.

In addition, many states have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of business written in the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict the ability of the U.S. Insurance Subsidiaries to exit unprofitable markets.

Insurance producers, third party administrators, claims adjusters and service contract providers and administrators are subject to licensing requirements and regulation by insurance regulators in various states in which they conduct business. Our subsidiaries, AmTrust North America, Inc., AmTrust North America of Florida, Inc., AMT Warranty Corp., IGI Underwriting Agency, Inc and The Princeton Agency, Inc. are subject to licensing requirements and regulation by insurance regulators in various states.

*Federal and State Legislative and Regulatory Changes*

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners ("NAIC"). The extreme turmoil in the financial markets has increased the likelihood of changes in the way the financial services industry is regulated. For example, the U.S. federal government has increased its scrutiny of the insurance regulatory framework in recent years and, since January 2009, the U.S. Treasury Department, as part of its broad proposal to reform regulation of the financial services industry, has proposed legislation that would impact the insurance industry. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

TRIA, as extended by TRIEA and TRIPRA, requires that commercial property and casualty insurance companies offer coverage (with certain exceptions, such as with respect to commercial auto liability) for certain acts of terrorism and has established a federal assistance program through the end of 2014 to help such insurers cover claims for terrorism-related losses. TRIA covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a "certified act of terrorism" for it to be covered under this federal program. In addition, pursuant to TRIPRA, no certified act of terrorism will be covered by the TRIA program unless the aggregate insurance industry losses from the act exceed $100 million. Under TRIPRA, the federal government covers 85% for acts of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group's prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto policies) covering risks in the United States. This deductible amount is 20% of such premiums.

Specific federal regulatory developments include the introduction of legislation in Congress that would repeal the McCarran-Ferguson Act antitrust exemption for the insurance industry. The antitrust exemption allows insurers to compile and share loss data, develop standard policy forms and manuals and predict future loss costs with greater reliability, among other things. The ability of the industry, under the exemption permitted in the McCarran-Ferguson Act, to collect loss cost data and build a credible database as a means of predicting future loss costs is an important part of cost-based pricing. If the ability to collect this data were removed, the predictability of future loss costs and the reliability of pricing could be undermined.

*State Insurance Department Examinations*

As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the financial reporting of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC. Current ongoing routine examinations include AICK, by the Kansas Insurance Department for market conduct for the period ended December 31, 2008, SNIC and TLIC, by the Texas Department of Insurance, for the period ended December 31, 2008 and RIC, by the New York department of Insurance, for the period ended December 31, 2008. Examinations of the financial conditions of TIC and WIC were made as of December 31, 2006, by the New Hampshire Insurance Department and Delaware Insurance Department, respectively. Neither RIC, TIC nor WIC has been the subject of an examination of its market conduct, which would involve review by an insurance department of its compliance with laws governing marketing, underwriting, claims-handling and other aspects of its insurance business. An examination of the financial condition of AIIC (2006), and MCIC (2006) were made by the each insurance company's respective state insurance department prior to its acquisition by AmTrust.

*Guaranty Fund Assessments*

In most, if not all, of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by the member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments to our U.S. Insurance subsidiaries at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on their financial positions or results of their operations. Each of our U.S. Insurance subsidiaries as of December 31, 2009, has established or will establish accruals for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

*Residual Market Programs*

Many of the states in which our U.S. Insurance Subsidiaries conduct business or intend to conduct business, require that all licensed insurers which provide workers' compensation insurance participate in a program to provide workers' compensation insurance to those employers that have not or cannot procure coverage from an insurer on a voluntary basis. The level of required participation in such residual market programs of insurers, is generally determined by calculating the volume of the voluntarily issued business in that state of the particular insurer as a percentage of all voluntarily issued business in that state by all insurers. The resulting factor is the proportion of the premiums the insurer must accept as a percentage of all premiums for policies issued in that state's residual market program.

Insurance companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in the NCCI pools where the results of all policies provided through the NCCI pools, are shared by the participating companies. Currently, our U.S. Insurance Subsidiaries satisfy their residual market obligations by participating in the NCCI pools. None of the U.S. Insurance Subsidiaries issues policies to employers assigned to them except to the extent that we act as a servicing carrier for workers' compensation assigned risk plans in Arkansas, Illinois, Indiana, Georgia and Virginia ("Assigned Risk Plans").

Coverage provided by the Assigned Risk Plans is offered through servicing carriers, which issue policies to employers assigned to them by the Assigned Risk Plan's administrator. Polices issued pursuant to the Assigned Risk Plans are 100% reinsured by the NCCI pool, which are funded by assessments on insurers which write workers' compensation insurance in the states which participate in the Pools. TIC acts as a servicing carrier for the Assigned Risk Plans. Servicing carrier contracts are generally are awarded based on a competitive bidding process. As a servicing carrier, we receive fee income for our services but do not retain any underwriting risk, which is fully reinsured by the NCCI Pools. We began writing policies effective January 1, 2008.

*Second Injury Funds*

A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These state-managed trust funds are funded through assessments against insurers and self-insurers providing workers' compensation coverage in a particular state. The Company received recoveries of approximately $0.6 million, $1.0 million and $0.2 million from such state-managed trust funds in 2009, 2008 and 2007, respectively. The aggregate amount of cash paid by the Company for assessments to state-managed trust funds for the years ended December 31, 2009, 2008 and 2007 was approximately $6.2 million, $6.2 million and $4.9 million, respectively.

*Risk-Based Capital Regulations*

Our U.S. Insurance Subsidiaries are required to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer's mix of products and investment portfolio. The formula is designed to allow insurance regulators to identify weakly-capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). At December 31, 2009, our U.S. Insurance subsidiaries risk-based capital level exceeded the minimum level that would trigger regulatory attention.

*Insurance Regulatory Information System Ratios*

The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business.

As of December 31, 2009 TIC had no ratios outside the usual range. Each of RIC and AIIC had one ratio outside the usual ranges, Each of SNIC, AICK, MCIC and TLIC had two ratios outside the usual ranges and WIC had three ratios, outside the usual ranges. SNIC, MCIC and TLIC had ratios outside the usual range due to an increase in written premium, which was a function of the Company's continued growth. AIIC had a ratio outside the usual range due to a decrease in written premium, which was a function of the Company's moving Florida workers compensation premium onto TIC. In addition, RIC, AICK, MCIC and TLIC had an unusual value related to investment yield; this was a result of decreasing yields on cash and short term investments. The remaining ratios (three ratios for WIC and one for each of SNIC and AICK) outside the usual range are a function of an intercompany reinsurance agreement in which WIC, SNIC and AICK cede to AII and TIC, respectively, 70% and 20% of subject premium.

*Statutory Accounting Principles*

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

GAAP is concerned with a company's solvency, but is also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Statutory accounting practices established by the NAIC and adopted in part by the New York, New Hampshire, Delaware, Florida, Wisconsin, Kansas and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of RIC, TIC, WIC, AIIC, MCIC, SNIC, AICK and TLIC and thus determine, in part, the amount of funds that are available to pay dividends to AmTrust.

*Privacy Regulations*

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the NAIC adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures to comply with the Gramm-Leach-Bliley related privacy requirements.

*Credit for Reinsurance*

In addition to regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" that are imposed on their ceding companies. In general, a ceding company obtaining reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the ceding company files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer. AII, which reinsures risks of our U.S. Insurance Subsidiaries, is not licensed, accredited or approved in any state in the United States. The great majority of states, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be recognized to the extent that the reinsurer provides a letter of credit, trust fund or other acceptable security arrangement.

***Ireland***

AIU is a non-life insurance company organized under the laws of Ireland. AIU is subject to the regulation and supervision of the Irish Financial Services Regulatory Authority (the "Irish Financial Regulator") pursuant to the Insurance Acts 1908 to 2000 (the "Insurance Acts") and the European Communities (Non Life Framework) Regulations 1994 (as amended) (the "Regulations"). AIU has been authorized to underwrite various classes of non-life insurance business. AIU (as an Irish authorized insurance company) is permitted to carry on insurance business in any other member state of the European Economic Area ("EEA") by way of freedom to provide services, on the basis that it has notified the Irish Financial Regulator of its intention to do so and subject to complying with such conditions as may be laid down by the regulator of the jurisdiction in which the insurance activities are carried out for reasons of the "general good."

*Qualifying Shareholders*

The Insurance Acts and Regulations require that anyone acquiring or disposing of a "qualifying holding" in an insurance company (such as AIU), or anyone who proposes to decrease or increase that holding to specified levels, must first notify the Irish Financial Regulator of their intention to do so. It also requires any insurance company that becomes aware of any acquisitions or disposals of its capital, so that such holdings amount to a qualifying holding exceed or fall below the "specified levels" to notify the Irish Financial Regulator. The Irish Financial Regulator has up to 80 working days from the date of submission of a notification within which to oppose the proposed transaction, if the Irish Financial Regulator is not satisfied as to the suitability of the acquirer "in view of the necessity to" ensure the sound and prudent management of the insurance undertaking." A "qualifying holding" means a direct or indirect holding in an insurance company that represents 10% or more of the capital or of the voting rights of such company or that makes it possible to exercise a significant influence over the management of such company. The specified levels are 20%, 33% and 50%, or such other level of ownership that results in the insurance company becoming the acquirer's subsidiary.

Any person having a shareholding of 10% or more of the issued share capital in AmTrust Financial Services, Inc. or AmTrust International Insurance Ltd. would be considered to have an indirect holding in AIU at or over the 10% limit. Any change that resulted in the indirect acquisition or disposal of a shareholding of greater than or equal to 10% in the share capital of AIU, or a change that resulted in an increase to or decrease below one of the specified levels, would need to be cleared with the Irish Financial Regulator prior to the transaction. The Irish Financial Regulator's approval would be required if any person were to acquire a shareholding equal to or in excess of 10% of the Company's outstanding common stock or in excess of one of the specified levels.

AIU is required, at such times as may be specified by the Irish Financial Regulator, and at least once a year, to notify the Irish Financial Regulator of the names of stockholders possessing qualifying holdings and the size of such holdings.

*Financial Requirements and Regulatory Guidelines*

AIU is required to establish and maintain an adequate solvency margin and a minimum guarantee fund, both of which must be free from all foreseeable liabilities. Currently, the solvency margin is calculated as the higher amount of a percentage of the annual amount of premiums (premiums basis) or the average burden of claims for the last three years (claims basis).

The amount of the minimum guarantee fund which AIU is required to maintain is equal to the minimum solvency margin, which at December 31, 2009 was approximately €8.2 million. The amount of the minimum guarantee fund may never be less than €3.5 million. In addition to the Insurance Acts and Regulations, AIU is expected to comply with various guidelines issued by the Irish Financial Regulator.

*Restrictions on Dividends*

As a matter of Irish company law, AIU is restricted to declaring dividends only out of "profits available for distribution." Profits available for distribution are a company's accumulated realized profits less its accumulated realized losses. Such profits may not include profits utilized either by distribution or capitalization and such losses do not include amounts previously written off in a reduction or reorganization of capital. In addition, one of the conditions imposed on AIU when authorized was a restriction on making dividend payments without the Irish Financial Regulator's prior approval.

***Bermuda***

*Classification*

AII is registered as a Class 3 insurer under the Insurance Act 1978 of Bermuda (the "Insurance Act"). AII is also licensed to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. However, pursuant to its license, AII may not write any long-term business other than Credit Life Insurance without the prior approval of the Bermuda Monetary Authority ("BMA"). General business broadly includes all types of insurance that is not long-term business.

*Principal Representative*

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purposes of the Insurance Act, the principal representative of AII is Michael Bott, and AII's principal office is at the offices of the principal representative.

*Independent Approved Auditor*

Every registered insurer must appoint an independent auditor (the "approved auditor") who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of AII, are required to be filed annually with the BMA. The approved auditor of AII must be approved by the BMA. AII's approved auditor is Arthur Morris Christensen & Co.

*Loss Reserve Specialist*

As a registered Class 3 insurer, AII is required to submit an opinion of an approved loss reserve specialist with its statutory financial return in respect of its loss and loss adjustment expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the BMA.

*Approved Actuary*

Long-term insurers are required to submit an annual actuary's certificate when filing its statutory financial returns. The actuary, who is normally a qualified life actuary, must be approved by the BMA.

*Annual Statutory Financial Return*

AII is required to file with the BMA statutory financial returns no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements themselves, the opinion of the loss reserve specialist and the approved actuary's certificate. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in his opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

*Minimum Solvency Margin and Restrictions on Dividends and Distributions*

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as AII, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. AII is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A) $1.0 million;

(B) 20% of net premiums written up to $6.0 million plus 15% of net premiums written over $6.0 million; and

(C) 15% of loss and other insurance reserves.

AII is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, AII is prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year.

AII is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins.

AII is required to establish and maintain a long-term business fund and no payment may be made directly or indirectly from AII's long-term business fund for any purpose other than a purpose related to the AII's long-term business, unless such payment can be made out of any surplus certified by AII's approved actuary to be available for distribution otherwise than to policyholders. AII is required to obtain a certain certification from its approved actuary prior to declaring or paying any dividends. Such certificate will not be given unless the value of its long-term business assets exceeds its long-term business liabilities (as certified by the approved actuary) by the amount of the dividend and at least $250,000. The amount of any such dividend shall not exceed the aggregate of the excess referenced in the preceding sentence and other funds properly available for the payment of dividends, being funds arising out of its business, other than its long-term business.

*Minimum Liquidity Ratio*

The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined) and letters of credit and guarantees.

*Notification by Shareholder Controller of New or Increased Control*

Any person who becomes a holder of at least 10%, 20%, 33% or 50% of AII's shares must notify the BMA in writing within 45 days of becoming such a holder, or 30 days from the date such person has knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to such a person if it appears to the BMA that the person is not fit and proper to be such a holder. A person that does not comply with such a notice from the BMA will be guilty of an offense.

*Objection to Existing Shareholder Controller*

For so long as we have as a subsidiary an insurer registered under the Insurance Act, the BMA may at any time, by written notice, object to a person holding 10% or more of our shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of our shares and direct, among other things, that such shareholder's voting rights shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offence.

***United Kingdom***

IGI Insurance Company Limited (IGI) is a non-life insurance company organized under the laws of the UK (including the Companies Act 2006, Financial Services and Markets Act 2000 and the Data Protection Act 1988 and the European Communities non-life framework regulations 1994 (as amended).

IGI Insurance Company has been authorized by the FSA to underwrite various classes of non-life business within the UK and, for some of these classes, on a "freedom of services" basis for some member states of the EEA subject to complying with such "general good" conditions as may be laid down by the local regulatory authorities.

*Change in Control*

The FSMA requires controllers of insurers to be approved by the FSA. This includes individuals or corporate bodies who wish to take, or increase, control in an FSA authorized insurer. A change in control also occurs when an existing controller decreases control.

A controller is a person or entity who (i) owns or controls 10% or more of the issued share capital of the authorized insurer or (ii) owns or controls 10% or more of the issued share capital of a controller of the authorized firm (which will include in the case of IGI, AmTrust Financial Services, Inc and AmTrust International Insurance, Ltd.) or (iii) who otherwise can exercise significant management control of the authorized insurer or one of its controllers.

*Financial Requirements and Regulatory Guidelines*

IGI is required to maintain regulatory capital resources equal to or in excess of the individual capital guidance ("ICG" or "Required Minimum Capital") which the FSA issues in respect of the company. The ICG is the amount of capital resources that the FSA considers a company should carry to maintain financial adequacy taking into account the Company's business profile, structure and risk management systems. As of December 31, 2009, IGI's Required ICG was £17.65 million.

*Restrictions on Dividends*

IGI may only make distributions out of profits available for distribution. These are its accumulated, realized profits so far as not previously distributed or capitalized, less its accumulated, realized losses so far as not previously written off in a reduction or reorganization of capital. The test of whether the distribution is legal is applied by reference to relevant accounts complying with specified requirements.

### Offices

Our principal executive offices are located at 59 Maiden Lane, 6th Floor, New York, New York 10038, and our telephone number at that location is (212) 220-7120. Our website is *www.amtrustgroup.com*. Our internet website and the information contained therein or connected thereto are not intended to be incorporated by reference into this Annual Report on Form 10-K.

### Employees

As of December 31, 2009, we had approximately 1,000 employees worldwide.

None of our employees is covered by a collective bargaining agreement. Certain members of our management team have employment agreements. The remainder of our employees are at-will employees.

### Available Information

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements on Schedule 14A and all amendments to those reports to the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at *http://www.sec.gov.* Our internet website address is *www.amtrustgroup.com*. You can obtain on our website's Investor Relations page, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC as well.

Also available at the "Corporate Governance" section of the Investor Relations page of our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the Audit Committee Charter. Copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the Audit Committee Charter are also available in print free of charge, upon request by any shareholder. You can obtain such copies in print by contacting Investor Relations by mail at our corporate office.

## Item 1A. Risk Factors

Factors that could cause our actual results to differ materially from those in the forward-looking statements contained in this Annual Report on Form 10-K and other documents we file with the SEC include the following:

### Risks Related to Our Business

***Current economic conditions could adversely affect our financial condition and results of operations.***

Negative trends in business investment, consumer confidence and spending, the volatility of the capital markets, the availability of credit and the rate of unemployment can adversely affect our business. And, although we have not seen material decreases in new business activity or reported payrolls, a prolonged economic downturn or a sustained period of high unemployment and/or tight credit could adversely impact our future growth and profitability. Although we continue to closely monitor market conditions, we cannot predict future conditions or their impact on our premium volume, the value of our investment portfolio and our financial performance. As a result of these current economic conditions, we could experience future decreases in business activity and incur additional realized and unrealized losses in our investment portfolio, both of which could adversely affect our financial condition and results of operations.

***Our loss reserves are based on estimates and may be inadequate to cover our actual losses.***

We are liable for losses and loss adjustment expenses under the terms of the insurance policies we underwrite. Therefore, we must establish and maintain reserves for our estimated liability for loss and loss adjustment expenses with respect to our entire insurance business. If we fail to accurately assess the risks associated with the business and property that we insure, our reserves may be inadequate to cover our actual losses. We establish loss reserves that represent an estimate of amounts needed to pay and administer claims with respect to insured events that have occurred, including events that have occurred but have not yet been reported to us. Our loss reserves are based on estimates of the ultimate cost of individual claims and on actuarial estimation techniques. These estimates are based on historical information and on estimates of future trends that may affect the frequency of claims and changes in the average cost of claims that may arise in the future. They are inherently uncertain and do not represent an exact measure of actual liability. Judgment is required to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. If there were unfavorable changes in our assumptions, our reserves may need to be increased. Any increase in reserves would result in a charge to our earnings.

In particular, workers' compensation claims, often are paid over a long period of time. In addition, there are no policy limits on our liability for workers' compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers' compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses.

If we change our reserve estimates for any line of business, these changes would result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed. If the estimate were increased, our pre-tax income for the period in which we make the change will decrease by a corresponding amount. An increase in reserves could result in a reduction in our surplus which could result in a downgrade in our A.M. Best rating. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

***A downgrade in the A.M. Best rating of our insurance subsidiaries would likely reduce the amount of business we are able to write.***

Rating agencies evaluate insurance companies based on their ability to pay claims. Our domestic insurance subsidiaries, TIC, RIC, WIC, MCIC, SNIC, AICK and TLIC, our Irish subsidiary AIU, our United Kingdom subsidiary, IGI, and our Bermuda subsidiary, AII, each currently has a financial strength rating of "A-" (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating, which is the fourth highest of 16 rating levels, is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers "A-" rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Our competitive position relative to other companies is determined in part by the A.M. Best rating of our insurance subsidiaries. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities.

There can be no assurance that TIC, RIC, WIC, MCIC, SNIC, AICK, TLIC, AIU, IGI and AII will be able to maintain their current ratings. Any downgrade in ratings would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with independent agencies. Some of our policyholders are required to maintain workers' compensation coverage with an insurance company with an A.M. Best rating of "A-" (Excellent) or better. We are not able to quantify the percentage of our business, in terms of premiums or otherwise, that would be affected by a downgrade in our A.M. Best rating.

***The property and casualty insurance industry is cyclical in nature, which may affect our overall financial performance.***

Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical periods of price competition and excess capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Because this cyclicality is due in large part to the actions of our competitors and general economic factors beyond our control, we cannot predict with certainty the timing or duration of changes in the market cycle. We experienced increased price competition in certain of our target markets during 2007, 2008 and 2009, and these cyclical patterns, the actions of our competitors, and general economic factors could cause our revenues and net income to fluctuate, which may cause the price of our common stock to be volatile.

***If market conditions cause our reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.***

As part of our overall risk and capacity management strategy, we purchase quota share reinsurance and excess of loss and catastrophe reinsurance. Pursuant to our quota share reinsurance agreement with Maiden Insurance Company, Ltd. ("Maiden Insurance"), Maiden Insurance reinsures approximately 40% of our net retained premiums (the "Maiden Quota Share"). In addition, we purchase reinsurance on an excess of loss and catastrophe basis for protection against catastrophic events and other large losses. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. The Maiden Quota Share has a three year term, which, subject to the occurrence of certain early termination events which permit either party to terminate on 30 days' written notice, will renew automatically for successive three year terms unless one of the parties notifies the other of its election not to renew not less than nine months prior to the expiration of any such three year term. The Maiden Quota Share has been renewed for a three year term commencing July 1, 2010 and expiring June 30, 2013. Our excess of loss and catastrophe reinsurance facilities are generally subject to annual renewal.

We may be unable to maintain our current reinsurance facilities, including the Maiden Quota Share, or to obtain other reinsurance in adequate amounts and at favorable rates. Increases in the cost of reinsurance would adversely affect our profitability. In addition, if we are unable to renew our expiring facilities or to obtain new reinsurance on favorable terms, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

***Retentions in various lines of business expose us to potential losses.***

We retain risk for our own account on business underwritten by our insurance subsidiaries. The determination to reduce the amount of reinsurance we purchase or not to purchase reinsurance for a particular risk or line of business is based on a variety of factors including market conditions, pricing, availability of reinsurance, the level of our capital and our loss history. Such determinations have the effect of increasing our financial exposure to losses associated with such risks or in such lines of business and in the event of significant losses associated with such risks or lines of business could have a material adverse effect on our financial position, results of operations and cash flows.

***We may not be able to recover amounts due from our third party reinsurers which would adversely affect our financial condition.***

Reinsurance does not discharge our obligations under the insurance policies we write; it merely provides us with a contractual right to seek reimbursement on certain claims. We remain liable to our policyholders even if we were unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers after underlying policy claims are paid. The creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet its obligations to us, we would be responsible for claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer. If we were unable to collect these amounts from our reinsurers, our financial condition would be adversely affected. As of December 31, 2009, we had an aggregate amount of approximately $643.3 million of recoverables from third party reinsurers on paid and unpaid losses.

***Our relationship with Maiden Holdings, Ltd. and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.***

Maiden Holdings, Ltd. ("Maiden") is a publicly-held Bermuda insurance holding company (Nasdaq: MHLD) formed by Michael Karfunkel, George Karfunkel and Barry Zyskind, the principal shareholders, and, respectively, the chairman of the board of directors, a director, and the chief executive officer and director of the Company. As of December 31, 2009, assuming full exercise of outstanding warrants, Michael Karfunkel owns or controls approximately 15% of the issued and outstanding capital stock of Maiden, George Karfunkel owns or controls approximately 10.5% of the issued and outstanding capital stock of Maiden and Mr. Zyskind owns or controls approximately 5.7% of the issued and outstanding stock of Maiden. Mr. Zyskind serves as the non-executive chairman of the board of Maiden's board of directors. Maiden Insurance Company, Ltd ("Maiden Insurance"), a wholly-owned subsidiary of Maiden, is a Bermuda reinsurer.

Conflicts of interest could arise with respect to business opportunities that could be advantageous to Maiden or its subsidiaries, on the one hand, and us or our subsidiaries, on the other hand. In addition, potential conflicts of interest may arise should the interests of the Company and Maiden diverge.

Mr. Zyskind's service as our president and chief executive officer and chairman of the board of Maiden could also raise a potential challenge under anti-trust laws. Section 8 of the Clayton Antitrust Act, or the Clayton Act, prohibits a person from serving as a director or officer in any two competing corporations under certain circumstances. If the Company and Maiden were in the future deemed to be competitors within the meaning of the Clayton Act and certain thresholds relating to direct competition between AmTrust and Maiden are met, the Department of Justice and Federal Trade Commission could challenge the arrangement.

***Our relationship with American Capital Acquisition Corporation and its subsidiaries may present, and make us vulnerable to, difficult conflicts of interest, related party transactions, business opportunity issues and legal challenges.***

American Capital Acquisition Corporation ("ACAC") is an insurance holding company owned by the 2005 Michael Karfunkel Grantor Retained Annuity Trust (the "Trust"), which in turn is controlled by Michael Karfunkel ("Karfunkel"), Karfunkel, individually, and the Company. ACAC on March 1, 2010, acquired from GMAC Insurance Holdings, Inc. and Motors Insurance Corporation (collectively, "GMAC"), GMAC's personal lines automobile business. Karfunkel is a principal shareholder and chairman of the board of directors of the Company. The Company owns 53,054 shares of Series A 8% cumulative dividend preferred stock in

ACAC, which are convertible, at the Company's option, into 21.25% of ACAC's issued and outstanding Common Stock and have voting rights at the conversion rate. Assuming the conversion of the Company's preferred stock in ACAC into Common Stock, the Trust and Karfunkel and would own, respectively, 56.98% and 21.77% of the issued and outstanding common stock of ACAC.

The Company is entitled to appoint one member of ACAC's board of directors, which consists of three members, and has appointed Donald T. DeCarlo, who is an independent member of the Company's board of directors, as its designated director on the ACAC board of directors. In addition, Karfunkel is the chairman of the board of directors of ACAC and Barry D. Zyskind, the Company's chief executive officer, president and director, is serving as an executive of ACAC on an interim basis.

Conflicts of interest could arise with respect to business opportunities that could be advantageous to ACAC or its subsidiaries, on the one hand, and us or our subsidiaries, on the other hand. In addition, potential conflicts of interest could arise were the interests of AmTrust and ACAC to diverge.

***We are dependent on Maiden for commission and fee income.***

We are dependent on Maiden for commission and fee income through the Maiden Quota Share by which Maiden Insurance reinsures AmTrust's insurance subsidiaries; the asset management agreement between Maiden and Maiden Insurance and our subsidiary, AII Insurance Management Ltd., by which we manage Maiden's and Maiden Insurance's invested assets; and the reinsurance brokerage agreement, by which our subsidiary, AII Reinsurance Broker Limited provides Maiden Insurance certain reinsurance brokerage services.

Pursuant to the Maiden Quota Share, we receive ceding commission of 31% of ceded written premiums on all business except retail commercial package business. Effective June 1, 2008, the Maiden Quota Share was amended to include retail commercial package business. We receive a ceding commission of 34.375% for the retail commercial package business. The Maiden Quota Share, which had an initial term of three years, has been renewed for a successive three year term until June 30, 2013 and will automatically renew for successive three year terms, unless either AII or Maiden Insurance notifies the other of its election not to renew not less than nine months prior to the end of any such three year term. In addition, either party is entitled to terminate on thirty day's notice or less upon the occurrence of certain early termination events, which include a default in payment, insolvency, change in control of AII or Maiden Insurance, run-off, or a reduction of 50% or more of the shareholders' equity of Maiden Insurance or the combined shareholders' equity of AII and the AmTrust Ceding Insurers.

Pursuant to the asset management agreement, we receive a quarterly fee equal to 0.20% per annum which is reduced to 0.15% per annum if the average invested assets for the quarter exceed $1 billion. The asset management agreement has a one year term and will renew automatically for successive one year terms unless notice of intent not to renew is provided. Pursuant to the reinsurance brokerage agreement, we receive a brokerage commission equal to 1.25% of the premium ceded to Maiden Insurance under the quota share reinsurance agreement.

There is no assurance that these arrangements will remain in place beyond their current terms and we may not be able to readily replace these arrangements if they terminate. If we were unable to continue or replace our current reinsurance arrangements on equally favorable terms, our underwriting capacity and commission and fee income could decline, we could experience a downgrade in our A.M. Best rating, and our results of operations may be adversely affected.

***Catastrophic losses or the frequency of smaller insured losses may exceed our expectations as well as the limits of our reinsurance, which could adversely affect our financial condition or results of operations.***

Property and casualty insurers are subject to claims arising from catastrophes. Catastrophes can cause losses in multiple property and casualty lines, including property and workers' compensation. Workers' compensation constitutes approximately 39% of our business and we write commercial property insurance in our Specialty Middle Market Business segment and our Small Commercial Business segment. The incidence and severity of catastrophes, such as hurricanes, windstorms and large-scale terrorist attacks, are inherently unpredictable, and our losses from catastrophes could be substantial. In addition, it is possible that we may experience an unusual frequency of smaller losses in a particular period. In either case, the consequences could be substantial volatility in our financial condition or results of operations for any fiscal quarter or year, which could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Although we attempt to manage our exposure to these types of catastrophic and cumulative losses, including through the use of reinsurance, the severity or frequency of these types of losses may exceed our expectations as well as the limits of our reinsurance coverage.

***If we do not adequately establish our premiums, our results of operations will be adversely affected.***

In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate premiums is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we do not accurately assess the risks that we assume, we may not charge adequate premiums to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating workers' compensation coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder's previous insurance carriers. If this prior claims information were incomplete or inaccurate, we may underprice premiums by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premiums accurately, we must:

- collect and properly analyze a substantial volume of data from our insureds;
- develop, test and apply appropriate rating formulas;
- closely monitor and timely recognize changes in trends; and
- project both frequency and severity of our insureds' losses with reasonable accuracy.

We also must implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully and, as a result set premiums accurately, is subject to a number of risks and uncertainties, principally:

- insufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties generally inherent in estimates and assumptions;
- our inability to implement appropriate rating formulas or other pricing methodologies;
- regulatory constraints on rate increases;
- unexpected escalation in the costs of ongoing medical treatment;
- our inability to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses; and
- unanticipated court decisions, legislation or regulatory action.

Our workers' compensation, commercial automobile, general liability, and commercial property insurance premium rates are generally established for a term of no less than twelve months. Consequently, we could set our premiums too low, which would negatively affect our results of operations and our profitability, or we could set our premiums too high, which could reduce our competitiveness and lead to lower revenues.

***We may not be able to successfully acquire or integrate additional business.***

From time to time we may pursue additional acquisition opportunities if we believe that such opportunities are consistent with our long-term objectives. The process of integrating an acquired business or company can be complex and costly, however, and may create unforeseen operating difficulties and expenditures. We believe that certain of our competitors also may plan to make similar acquisitions. The costs and benefits of future acquisitions are uncertain. There is no assurance that we will be able to successfully identify and acquire additional existing business on acceptable terms or that we will be successful in integrating any business that we acquire.

***If our businesses do not perform well, we may be required to recognize an impairment of our goodwill, which could have a material adverse effect on our results of operations and financial condition.***

Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. We are required to perform goodwill impairment tests at least annually and whenever events or circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. If it is determined that the goodwill has been impaired, we would be required to write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Such impairments could have a material adverse effect on our results of operations or financial position.

***Negative developments in the workers' compensation insurance industry would adversely affect our financial condition and results of operations.***

Although we engage in other businesses, approximately 39% of our premium currently is attributable to workers' compensation insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers' compensation insurance industry could have an adverse effect on our financial condition and results of operations. For example, if legislators in one of our larger markets were to enact legislation to increase the scope or amount of benefits for employees under workers' compensation insurance policies without related premium increases or loss control measures, this could negatively affect the workers' compensation insurance industry. Negative developments in the workers' compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell many other types of insurance.

In Florida, our second largest state for underwriting workers' compensation insurance premiums, insurance regulators set the premium rates we may charge. The Florida insurance regulators may set rates below those that we require to maintain profitability. For example, the Florida Office of Insurance Regulation (OIR) approved overall average decreases in premium rates for all workers' compensation insurance policies written by Florida licensed insurers totaling approximately 37% between 2008 and 2009. In October of 2009, the OIR approved an additional 6.8% rate decrease effective for January 1, 2010.

***A decline in the level of business activity of our policyholders could negatively affect our earnings and profitability.***

In 2009, primarily all of our workers' compensation gross premiums written were derived from small businesses. Because workers' compensation premium rates are calculated, in general, as a percentage of a policyholder's payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. Because of their size, small businesses may be more vulnerable to changes in economic conditions. We believe that the most common reason for policyholder non-renewals is business failure. As a result, our workers' compensation gross premiums written are primarily dependent upon economic conditions where our policyholders operate.

***We rely on our information technology and telecommunications systems to conduct our business.***

Our business is dependent upon the uninterrupted functioning of our information technology and telecommunication systems. We rely upon our systems, as well as the systems of our vendors, to underwrite and process our business, make claim payments, provide customer service, provide policy administration services, such as endorsements, cancellations and premium collections, comply with insurance regulatory requirements and perform actuarial and other analytical functions necessary for pricing and product development. Our operations are dependent upon our ability to timely and efficiently process our business and protect our information and telecommunications systems from physical loss, telecommunications failure or other similar catastrophic events, as well as from security breaches. While we have implemented business contingency plans and other reasonable and appropriate internal controls to protect our systems from interruption, loss or security breaches, a sustained business interruption or system failure could adversely impact our ability to process our business, provide customer service, pay claims in a timely manner or perform other necessary business functions. Likewise, a security breach of our computer systems could also interrupt or damage our operations or harm our reputation in the event confidential customer information is disclosed to third parties. Either of these circumstances could have a material adverse effect upon our financial condition, operations or reputation.

***Our Specialty Risk and Extended Warranty business is dependent upon the sale of products covered by warranties and service contracts which we cannot control.***

Our Specialty Risk and Extended Warranty segment primarily covers manufacturers, service providers and retailers for the cost of performing their obligations under extended warranties and service contracts provided in connection with the sale or lease of various types of consumer electronics, automobiles, light and heavy construction equipment and other consumer and commercial products. Thus, any decrease in the sale or leasing of these products, whether due to economic factors or otherwise, is likely to have an adverse impact upon our Specialty Risk and Extended Warranty business. We cannot influence materially the success of our specialty risk clients' primary product sales and leasing efforts.

State insurance regulators may require the restructuring of the warranty or service contract business of certain policyholders that purchase our specialty risk products and this may adversely affect our specialty risk business.

Some of the largest purchasers of our specialty risk insurance products in the United States are manufacturers, service providers and retailers that issue extended warranties or service contracts for consumer and commercial-grade goods, including coverage against accidental damage to the goods covered by the warranty or service contract. We insure these policyholders against the cost of repairing or replacing such goods in the event of such accidental damage. State insurance regulators may take the position that certain of the extended warranties or service contracts issued by our policyholders constitute insurance contracts that may only be issued by licensed insurance companies. In that event, the extended warranty or service contract business of our policyholders may have to be restructured, which could adversely affect our Specialty Risk and Extended Warranty business.

***Our revenues and results of operations may fluctuate as a result of factors beyond our control, which may cause the price of our common stock to be volatile.***

The revenues and results of operations of insurance companies historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;
- fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;
- changes in the frequency or severity of claims;
- the financial stability of our third party reinsurers, changes in the level of reinsurance capacity, termination of reinsurance agreements and changes in our capital capacity;
- new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;
- volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;
- price competition;
- inadequate reserves;
- downgrades in the A.M. Best rating of one or more of our Insurance Subsidiaries;
- cyclical nature of the property and casualty insurance market;
- negative developments in the specialty property and casualty insurance sectors in which we operate; and

- reduction in the business activities of our policyholders.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may be volatile.

***We operate in a highly competitive industry and may lack the financial resources to compete effectively.***

We compete with other insurance companies, and many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. In our Small Commercial Business segment, we also compete with individual self-insured companies, state insurance pools and self-insurance funds. We compete on the basis of many factors, including coverage availability, responsiveness to the needs of our independent producers, claims management, payment/settlement terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance which were more competitive than ours, we could lose market share. There is no assurance that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

***If we cannot sustain our business relationships, including our relationships with independent agencies and third party warranty administrators, we may be unable to operate profitably.***

Our business relationships are generally governed by agreements with agents and warranty administrators that may be terminated on short notice. We market our small commercial insurance primarily through independent wholesale and retail agencies. Except in connection with certain acquisitions, independent agencies generally are not obligated to promote our products and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer property and casualty insurance and maintain financial strength ratings that meet the requirements and preferences of our independent agencies and their policyholders.

Fifteen independent producers and policyholders account for the vast majority of our Specialty Risk and Extended Warranty business. As a result, the profitability of this segment of our business depends, in part, on our ability to retain these accounts, which cannot be assured.

In the Specialty Middle Market business segment, independent wholesale agents produce and largely control the renewal of all the business. Our ability to successfully and profitably transition this business depends on, among other things, our ability to establish and maintain good relationships with these producers.

***An inability to effectively manage the growth of our operations could make it difficult for us to compete and affect our ability to operate profitably.***

Our continuing growth strategy includes expanding in our existing markets, opportunistically acquiring books of business, other insurance companies or producers, entering new geographic markets and further developing our relationships with independent agencies and extended warranty/service contract administrators. Our growth strategy is subject to various risks, including risks associated with our ability to:

- identify profitable new geographic markets for entry;
- attract and retain qualified personnel for expanded operations;
- identify, recruit and integrate new independent agencies and extended warranty/service contract administrators;
- identify potential acquisition targets and successfully acquire them;
- expand existing agency relationships; and
- augment our internal monitoring and control systems as we expand our business.

***The effects of emerging claim and coverage issues on our business are uncertain.***

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher workers' compensation claims than we anticipated when we wrote the underlying policy. Unexpected increases in our claim costs many years after workers' compensation policies are issued may also result in our inability to recover from certain of our reinsurers the full amount that they would otherwise owe us for such claims costs because certain of the reinsurance agreements covering our workers' compensation business include commutation clauses which permit the reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities.

***Additional capital that we may require in the future may not be available to us or may be available to us only on unfavorable terms.***

Our future capital requirements will depend on many factors, including regulatory requirements, the financial stability of our reinsurers, future acquisitions and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth to support future operating requirements or cover claims. If we have to raise additional capital, equity or debt financing may not be available to us or may be available only on terms that are not favorable. In the case of equity financings, dilution to our stockholders could result and the securities sold may have rights, preferences and privileges senior to our currently issued and outstanding common stock. In addition, under certain circumstances, we may sell our common stock, or securities convertible or exchangeable into shares of our common stock, at a price per share less than the market value of our common stock. If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

***Our businesses, and, therefore, our results of operations and financial condition may be adversely affected by the recent disruption in the global credit markets and instability of financial systems.***

The recent disruption in the U.S. based credit markets, the repricing of credit risk and the deterioration of the financial and real estate markets had a significant impact on financial institutions and certain insurance companies, which has resulted in significant losses, greater volatility, significantly less liquidity, widening of credit spreads and a lack of price transparency in certain markets. These conditions resulted in the failure of a number of financial institutions and unprecedented action by governmental authorities and central banks around the world, including investing in or lending money to financial institutions and insurance companies which were perceived to need additional capital.

These unprecedented disruptions in the credit and financial markets had a significant material adverse impact on a number of financial institutions and access to capital and credit for many companies remains limited. Although we are not currently aware of any issues impacting the ability or willingness of our lenders to honor their commitments to extend us credit, the failure of a lender could adversely affect our ability to borrow on that facility, which over time could negatively impact our ability to consummate significant acquisitions or make other significant capital expenditures. Continued adverse conditions in the credit markets could adversely affect the availability and terms of future borrowings or renewals or refinancings.

***If we were unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.***

Investment income is an important component of our net income. We primarily manage our investment portfolio internally under investment guidelines approved by our board of directors and the boards of directors of our subsidiaries. Although these guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations, market volatility, various regulatory issues, credit risk, potential litigation, tax audits and disputes, failure to monetize in an effective and/or cost-efficient manner and poor operating results. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

We invest a portion of our portfolio in below investment-grade securities. The risk of default by borrowers that issue below investment-grade securities is significantly greater than that of other borrowers because these borrowers are often highly leveraged and more sensitive to adverse economic conditions, including a recession. In addition, these securities are generally unsecured and often subordinated to other debt. The risk that we may not be able to recover our investment in below investment-grade securities is higher than with investment-grade securities.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our investment income. Any significant decline in our investment income would adversely affect our revenues and net income and, as a result, decrease our surplus and stockholders' equity.

***A significant amount of our assets is invested in fixed income securities and is subject to market fluctuations.***

Our investment portfolio consists substantially of fixed income securities. As of December 31, 2009, our investment in fixed income securities was approximately $1.1 billion, or 77% of our total investment portfolio.

The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. The fair market value of fixed income securities generally decreases as interest rates rise. Conversely, if interest rates decline, investment income earned from future investments in fixed income securities will be lower. In addition, some fixed income securities, such as mortgage-backed and other asset-backed securities, carry prepayment risk as a result of interest rate fluctuations. Based upon the composition and duration of our investment portfolio at December 31, 2009, a 100 basis point increase in interest rates would result in a decrease in the fair value of our investments of approximately $54.5 million.

The value of investments in fixed income securities, and particularly our investments in high-yield securities, is subject to impairment as a result of deterioration in the credit worthiness of the issuer or increases in market interest rates. Although we attempt to manage this risk by diversifying our portfolio and emphasizing preservation of principal, our investments are subject to losses as a result of a general decrease in commercial and economic activity for an industry sector in which we invest, as well as risks inherent in particular securities. These conditions could result in lower than expected yields on our fixed securities and short term investment portfolio.

While we attempt to manage these risks through investment guidelines and other oversight mechanisms, our efforts may not be successful. To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn or recession. As a result, our exposure to any of the above credit risks could materially and adversely affect our results of operations.

***We invest some of our assets in equity securities, which may decline in value.***

We invest a portion of our investment portfolio in equity securities. At December 31, 2009, our investments in equity securities were approximately $50.4 million, or approximately two percent of our investment portfolio. We reported unrealized losses at year end in the amounts of $14.7 million and $55.5 million as of December 31, 2009 and 2008, respectively.

***We are subject to a number of risks associated with our business outside the United States.***

We conduct business outside the United States primarily in the United Kingdom, Bermuda, Canada and Ireland. We have also started to explore opportunities in other countries, including in emerging markets such as India and China. While our business outside of the United States currently constitutes approximately 20 percent our gross written premium, in conducting such business we are subject to a number of significant risks, particularly in emerging economies. These risks include restrictions such as price controls, capital controls, exchange controls and other restrictive government actions, which could have an adverse effect on our business and our reputation. In addition, some countries, particularly emerging economies, have laws and regulations that lack clarity and, even with local expertise and effective controls, it can be difficult to determine the exact requirements of the local laws. Failure to comply with local laws in a particular market could have a significant and negative effect not only on our business in that market but also on our reputation generally.

***Our operating results may be adversely affected by currency fluctuations.***

Our functional currency is the U.S. dollar. For the years ended December 31, 2009, 2008 and 2007, approximately 21%, 15% and 14%, respectively, of our net premiums written were written in currencies other than the U.S. dollar. As of both December 31, 2009 and 2008, approximately 6% of our cash and investments were denominated in non-U.S. currencies. Because we write business in the EU and the United Kingdom, we hold investments denominated in Euros and British Pounds and may, from time to time, experience losses resulting from fluctuations in the values of these non-U.S. currencies, which could adversely affect our operating results.

***We may be subject to taxes on our Luxembourg affiliates' equalization reserves.***

In 2009, we acquired a Luxembourg holding company and five Luxembourg-domiciled captive insurance companies with equalization reserves in the total amount of approximately $127.4 million. An "equalization reserve" is a catastrophe reserve in excess of required reserves determined by a formula based on the volatility of the business ceded to the captive insurance company. Provided that the Company is able to cede losses to the captive insurance companies through intercompany reinsurance arrangements, which are sufficient to exhaust the captives' equalization reserves, Luxembourg would not, under laws currently in effect, impose any income, corporation or profits tax on the captive insurance companies. However, if the captive reinsurance companies were to cease reinsuring business without exhausting the equalization reserves, they would recognize income which would be taxed by Luxembourg at a rate of approximately 30%.

***Our business is dependent on the efforts of our executive officers.***

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies and warranty administrators. Our principal executive officers are Barry D. Zyskind, Ronald E. Pipoly, Jr., Michael Saxon, Christopher Longo and Max Caviet. We have entered into employment agreements with all of our principal executive officers. Should any of our other executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers' compensation insurance industry and/or the specialty risk sectors that we target, and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers or other employees.

***Our business is dependent upon third party service providers.***

We use third-party claims administrators and other outside companies to underwrite policies and manage claims on our behalf for some portions of our business, including our Specialty Risk and Extended Warranty segment and our Specialty Middle Market business segment. We are dependent on the skills and performance of these parties, and we cannot control their actions although we provide underwriting guidelines and periodically audit their performance. In addition, the loss of the services of key outside service providers could adversely impact our business prospects and operations. The loss of the services of these providers, or our inability to contract and retain other skilled service providers from a limited pool of qualified insurance service providers, could delay or prevent us from fully implementing our business strategy or could otherwise adversely affect the Company.

***AmTrust is an insurance holding company and does not have any direct operations.***

AmTrust is a holding company that transacts business through its operating subsidiaries. AmTrust's primary assets are the capital stock of these operating subsidiaries. Payments from our insurance company subsidiaries pursuant to management agreements and tax sharing agreements are our primary source of funds to pay AmTrust's direct expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will continue to be the primary source of funds for AmTrust. The ability of AmTrust to pay dividends to our stockholders largely depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AmTrust. Payment of dividends by our insurance subsidiaries is restricted by insurance laws of various states, Ireland, England and Bermuda, and the laws of certain foreign countries in which we do business, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As a result, at times, AmTrust may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. As of December 31, 2009 AmTrust's insurance subsidiaries could pay dividends to AmTrust of $202.3 million without prior regulatory approval. Any dividends paid by AmTrust's subsidiaries would reduce their surplus.

***Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.***

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our premiums written. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on paid losses. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

In addition, as a condition to conducting workers' compensation and commercial automobile liability business in most states, insurance companies are required to participate in residual market programs to provide insurance to those businesses who cannot procure coverage from an insurance carrier willing to provide coverage on a voluntary basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we are compensated for our participation in these pools by receiving a share of the premium paid to the pools, this compensation is often inadequate to cover the cost of our losses arising from our participation in these pools. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. We currently participate in mandatory pooling arrangements in 13 states. Our premiums from mandatory pooling arrangements were $5.9 million, $10.2 million and $16.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. These mandatory pooling arrangements caused our net combined ratio to decrease by 0.3% for 2009 and increase by 1% for 2008 and 2007, respectively. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability of other members in the pool.

***We are subject to regulation and legislative and regulatory proposals which may limit our ability to transact business.***

Our insurance company subsidiaries are subject to extensive regulation in the jurisdictions in which they do business. Insurance regulation generally is intended to protect policyholders, not shareholders. In the United States, insurance regulation generally is administered by each state through its state insurance department. State insurance regulation regulates, among other things:

- solvency;
- the lines of business which we may transact;
- certain transactions between our insurance subsidiaries and affiliates, including us;
- the nature, quality and concentration of our investments;
- rates which we may charge and the terms and conditions of our policy forms;
- dividends which may be paid by our insurance subsidiaries;

In addition to state regulation, legislative proposals in the U.S. Congress may lead to additional federal regulation in coming years. Our non-U.S. subsidiaries are subject to regulation in the jurisdictions in which they operate. In the event that a regulatory authority determines that we have failed to comply with regulatory requirements applicable to our business, we could be subject to actions which could have a material adverse effect on our business, such as fines, penalties or orders to cease transacting business. Furthermore, the enactment of new laws and regulations and changes in the interpretations of existing laws and regulations which are not yet contemplated could have a material adverse effect on our business.

In addition, our European legal entities will be subject to Solvency II, the new EU regulatory regime, which was enacted in November 2009, and imposes new solvency and governance requirements on insurers across all EU Member States. Solvency II is expected to be implemented in October 2012. Regulators in Bermuda and other jurisdictions in which we operate are also considering various proposals for financial and regulatory reform. The future impact of such initiatives, if any, on our results of operations or our financial condition cannot be determined at this time. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

***We may have exposure to losses from terrorism for which we are required by law to provide coverage regarding such losses.***

U.S. insurers are required by state and federal law to offer coverage for terrorism in certain commercial lines, including workers' compensation. In response to the September 11, 2001 terrorist attacks, the United States Congress enacted legislation designed to ensure, among other things, the availability of insurance coverage for foreign terrorist acts, including the requirement that insurers offer such coverage in certain commercial lines. The Terrorism Risk Insurance Act of 2002 ("TRIA"), the Terrorism Risk Insurance Extension Act of 2005 ("TRIEA") and the Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIPRA") require commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and established a federal assistance program through the end of 2014 to help such insurers cover claims related to future terrorism-related losses.

Pursuant to TRIA, AmTrust's insurance companies must offer insureds coverage for acts of terrorism that are certified as such by the U.S. Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General, for an additional premium or decline such coverage. Under TRIA and TRIPRA, the program's protection is not triggered for losses arising from an act of terrorism until the industry first suffers losses of $100 million in the aggregate during any one year. Once the program trigger is met, the federal government will reimburse commercial insurers for up to 85% of the losses due to certified acts of terrorism in excess of a deductible of the insurer's direct earned commercial lines premiums for the immediately preceding calendar year. We estimate that our 2010 deductible would be approximately $172.0 million. Because there are substantial limitations and restrictions on the protection against terrorism losses provided to us by our reinsurance and the risk of severe losses to us from acts of terrorism remains. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and TRIA protections and could adversely affect our business and financial condition.

We reinsure a portion of the risk we retain under the program in the cumulative amount of $110 million in excess of $20 million per occurrence. However, our terrorism reinsurance does not provide coverage for an act stemming from nuclear, biological or chemical terrorism.

The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act.

Our policies providing specialty risk and extended warranty coverage are not intended to provide coverage for losses arising from acts of terrorism. Accordingly, we have not obtained reinsurance for terrorism losses nor taken any steps to preserve our rights to the benefits of the TRIA program for this line of business and would not be entitled to recover from our reinsurers or the TRIA program if we were required to pay any terrorism losses under our Specialty Risk and Extended Warranty segment. Because there have been no claims filed under the TRIA program as yet, there is still a great deal of uncertainty over the way in which the federal government will implement the rules governing such claims. However, it is possible that the fact that we have not taken steps to preserve our right to the benefits of the TRIA program for the U.S. portion of our Specialty Risk and Extended Warranty segment may adversely affect our ability to collect under the program generally.

The federal terrorism risk assistance provided by TRIA, TRIEA and TRIPRA will expire at the end of 2014, there is no guaranty that terrorism insurance will be readily available or affordable before or after such. As a result of the above, there remains considerable uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks. Any future renewal by Congress may be on substantially less favorable terms.

***AII may become subject to taxes in Bermuda after March 28, 2016.***

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given AII an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to AII or any of its operations, shares, debentures or other obligations until March 28, 2016. See "Business — Certain International Tax Considerations." Given the limited duration of the Minister of Finance's assurance, we cannot be certain that AII will not be subject to any Bermuda tax after March 28, 2016. In the event that AII becomes subject to any Bermuda tax after such date, it may have a material adverse effect on our financial condition and results of operations.

***The effects of the increasing amount of litigation against insurers on our business are uncertain.***

Although we are not currently involved in any material litigation with our customers, other members of the insurance industry are the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues including insurance and claim settlement practices. We cannot predict with any certainty whether we will be involved in such litigation in the future.

***Changes in accounting standards by the Financial Accounting Standards Board ("FASB") or other standard-setting bodies may adversely affect our financial statements.***

Our financial statements are subject to the application of generally accepted accounting principles, which are periodically revised, interpreted and/or expanded. Accordingly, we are required to adopt new guidance or interpretations, or could be subject to existing guidance as we enter into new transactions, which may have a material adverse effect on our results or operations and financial condition that is either unexpected or has a greater impact than expected. For a description of changes in accounting standards that are currently pending and, if known, our estimates of their expected impact, see Note 2 of the consolidated financial statements.

## Risks Related to Our Common Stock

***Our revenues and results of operations may fluctuate as a result of factors beyond our control, which many cause the price of our shares to be volatile.***

Our common stock is listed on the Nasdaq Stock Market under the symbol "AFSI". However, the market price for shares of our common stock may be highly volatile. Our performance, as well as government or regulatory action, tax laws, interest rates and general market conditions could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

- actual or anticipated variations in our quarterly results of operations;
- changes on our earnings estimates or publications of research reports about us or the industry;
- increase in market interest rates that may lead purchasers of common stock to demand a higher yield;
- changes in market valuations of other insurance companies;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions or departures of key personnel;
- reaction to the sale or purchase of company stock by our principal stockholders or our executive officers;

- changes in the economic environment in the markets in which we operate;
- changes in tax law;
- speculation in the press or investment community; and
- general market, economic and political conditions.

***Our principal stockholders have the ability to control our business which may be disadvantageous to other stockholders.***

Based on the number of shares outstanding as of December 31, 2009, George Karfunkel, Michael Karfunkel and Barry D. Zyskind, directly or indirectly, collectively own or control approximately 59% of our outstanding common stock. As a result, these stockholders, acting together, have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions (including related party transactions). These stockholders may have interests that are different from other stockholders. In addition, we are a "controlled company" as defined in NASD Rule 4350(c)(5). At present, half of the members of our board of directors are independent. As a controlled company, each of our board committees, except our audit committee, may include non-independent directors. The audit committee independence requirements imposed by the Sarbanes-Oxley Act of 2002 apply to us, and we have organized our audit committee to meet these requirements.

If we were to cease being a controlled company as a result of issuance of common stock by us or sales of common stock by George Karfunkel, Michael Karfunkel or Barry D. Zyskind, we would have to comply with the board committee independence requirements of the Nasdaq Stock Market within specified periods, which would involve having an entirely independent compensation and governance and nominating committees within one year after ceasing to be a controlled company. If we are unable to achieve compliance with these requirements, our common stock could be de-listed from the Nasdaq Stock Market.

In addition, George Karfunkel and Michael Karfunkel through entities which each of them control have entered into transactions with us and may from time to time in the future enter into other transactions with us. As a result, these individuals may have interests that are different from, or in addition to, their interest as stockholders in our Company. Such transactions may adversely affect our results or operations or financial condition.

Our officers, directors and principal stockholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other stockholders. Moreover, this concentration of share ownership makes it impossible for other stockholders to replace directors and management without the consent of the controlling stockholders. In addition, this significant concentration of share ownership may adversely affect the price prospective buyers are willing to pay for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

***Applicable insurance laws regarding the change of control of our company may impede potential acquisitions that our stockholders might consider to be desirable.***

We are subject to state and foreign statutes and regulations, which generally require that any person or entity desiring to acquire direct or indirect control of any of our insurance company subsidiaries obtain prior regulatory approval. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

***We may be unable to pay dividends on our common stock.***

Our income is generated primarily from our Insurance Subsidiaries. The ability of our Insurance Subsidiaries to pay dividends is regulated and under certain circumstances, restricted, pursuant to applicable law. If our Insurance Subsidiaries could not pay dividends, We may not, in turn, be able to pay dividends to shareholders. In addition, the terms of our junior subordinated debentures and term loan limit, in some circumstances, our ability to pay dividends on its common stock, and future borrowings may include prohibitions on dividends or other restrictions. For these reasons, we may be unable to pay dividends on our common stock. As of December 31, 2009 our insurance subsidiaries collectively could pay dividends to us of $202.3 million without prior regulatory approval. Any dividends paid by our subsidiaries would reduce their surplus.

We have a history of paying dividends to our shareholders when sufficient cash is available, and we currently intend to pay dividends in each quarter of 2010. However future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner discussed above. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution.

**Item 1B. Unresolved Staff Comments**

None.

**Item 2. Properties**

We own a 63,000 square foot building in Cleveland, Ohio. In addition, we lease an aggregate of approximately 280,000 square feet of office space in over 26 locations. See Item 13. "Certain Relationships and Related Transactions, and Director Independence."

**Item 3. Legal Proceedings**

We are not involved presently in any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties.

On June 16, 2008, a derivative action against the Company's directors, certain officers and Maiden Holdings, Ltd. and Maiden Insurance Company, Ltd. was filed in the Supreme Court of the State of New York, County of New York entitled "Erk Erginer, Derivatively on Behalf of Nominal Defendant AmTrust Financial Services, Inc., Plaintiff, v. Michael Karfunkel, George Karfunkel, Barry D. Zyskind, Donald T. DeCarlo, Abraham Gulkowitz, Isaac M. Neuberger, Jay J. Miller, Max G. Caviet, Ronald E. Pipoly, Jr., Maiden Holdings, Ltd., Maiden Insurance Company, Ltd., Defendants and AmTrust Financial Services, Inc., Nominal Defendant."

This complaint alleges that the Company's transactions with Maiden Holdings, Ltd and Maiden Insurance Company, Inc. (collectively, "Maiden") unduly benefit Michael Karfunkel, George Karfunkel and Barry D. Zyskind, who are minority shareholders of Maiden Holdings, Ltd., at the expense of the Company and that the Company's directors breached their fiduciary duty to the Company by approving them. The plaintiff further alleges claims for breach of their duty of loyalty to and employment agreements with the Company against Messrs. Zyskind, Caviet and Pipoly for accepting positions at Maiden. The complaint seeks damages from the individual defendants and Maiden and judgment declaring the Maiden transactions void.

In January 2010, the court denied the defendants' motion to dismiss the complaint. Discovery is proceeding. The Company and each of the defendants believe the Complaint is without merit and intend to vigorously defend the action.

From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim is asserted by an employee against his or her employer which is one of our insureds under a workers' compensation policy, we are involved in the adjudication of claim resulting from the workplace injuries. These claims primarily relate to lost wages and medical expenses. Thus, when such a claim is submitted to us, in accordance with our contractual duty, we adjudicate the claim in accordance with the policy and the laws of the state where the claim is brought.

In addition to the claims arising from the policies we issue, as with any company actively engaged in business, from time to time, we may be involved in litigation involving non-policyholders such as vendors or other third parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment related matters, such as actions by employees claiming unlawful treatment or improper termination. We are not currently involved in any such suits or other legal or administrative claims of this nature which we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.

## Item 4. (Removed and Reserved)

# PART II

## Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

### Shareholders

Our common shares began trading on the NASDAQ Global Market under the symbol "AFSI" on November 13, 2006. We have one class of authorized common stock for 100,000,000 shares at a par value of $0.01 per share. As of February 24, 2010, there were approximately 157 registered record holders of our common shares. This figure does not include beneficial owners who hold shares in nominee name.

### Price Range of Common Stock

The following table shows the high and low closing prices per share for our common shares and the cash dividends declared with respect to such shares:

| 2009 | High | Low | Dividends Declared |
|---|---|---|---|
| First quarter | $12.21 | $ 6.80 | $0.05 |
| Second quarter | $11.87 | $ 8.34 | $0.06 |
| Third quarter | $13.10 | $10.90 | $0.06 |
| Fourth quarter | $12.51 | $11.25 | $0.06 |

| 2008 | High | Low | Dividends Declared |
|---|---|---|---|
| First quarter | $17.50 | $12.07 | $0.04 |
| Second quarter | $17.43 | $12.48 | $0.04 |
| Third quarter | $15.00 | $10.60 | $0.05 |
| Fourth quarter | $13.64 | $ 5.95 | $0.05 |

On February 24, 2010, the closing price per share for our common stock was $14.26.

### Dividend Policy

Our board of directors has historically declared the payment of quarterly dividends. Any determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements. Additionally, our income is generated primarily from our insurance subsidiaries. The ability of our insurance subsidiaries to pay dividends to us is regulated and, under certain circumstances, restricted, pursuant to applicable law. In addition, the terms of our junior subordinated debentures, $40 million debt agreement and note payable to Unitrin would limit, in the event of certain circumstances, our ability to pay dividends on its common stock, and future borrowings may include prohibitions and restrictions on dividends.

We are is a holding company which transacts business through our operating subsidiaries. Our primary assets are the capital stock of these operating subsidiaries. Payments from our insurance company subsidiaries pursuant to management agreements and tax sharing agreements are our primary source of funds to pay our direct expenses. We anticipate that such payments, together with dividends paid to us by our subsidiaries, will continue to be the primary source of funds. The ability to pay dividends to our stockholders largely depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to us. Payment of dividends by our insurance subsidiaries is regulated by insurance laws of various states, Ireland and Bermuda, and the laws of certain foreign countries in which we do business, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As a result, at times, We may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. As of December 31, 2009 our insurance subsidiaries could pay dividends to us of $202.3 million without prior regulatory approval. Any dividends paid by our subsidiaries would reduce their surplus. During 2009, our insurance subsidiaries paid dividends of $4.5 million to AmTrust.

### Share Repurchase Plan

In November 2007, the board of directors authorized the Company to repurchase up to three million shares of common stock in one or more transactions at prevailing prices in the open market or in privately negotiated transactions. Management plans to utilize the authority at such times and to the extent that management determines it is in the best interests of the Company. The Company repurchased 752,387, 18,900 and 5,000 shares during the years ended December 31, 2009, 2008 and 2007, respectively, related to this authorization. The Company did not repurchase any shares of its common stock in the fourth quarter of 2009.

### Common Stock Performance Graph

The following information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act or the Exchange Act.

Set forth below is a line graph comparing the dollar in the cumulative total shareholder return on the company's Common Stock, for the period beginning November 13, 2006 (the first trade date of the Company's common stock) and the ending on December 31, 2009 with the cumulative total return on the NASDAQ Global Market Index and a peer group comprised of five selected insurance companies over the same period. The peer group consists of AMERISAFE, Inc., Assurant Inc. Markel Corp., Meadowbrook Insurance Group, Inc., and Tower Group, Inc. The graph shows the change in value of an initial $100 investment on November 13, 2006.

**Comparative Cumulative Total Returns Since 11/13/06 for AmTrust Financial Group: Insurance Peer Group and the NASDAQ Global Market Stock Market Index**


$200.0
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$-

| | 11/13/2006 | 12/31/2006 | 12/31/2007 | 12/31/2008 | 12/31/2009 |
|---|---|---|---|---|---|
| AmTrust Financial Services | $100.0 | $109.9 | $177.7 | $151.0 | $154.5 |
| NASDAQ Stock Market Index | $100.0 | $100.4 | $110.2 | $65.5 | $94.3 |
| Insurance Peer Group | $100.0 | $106.0 | $110.5 | $68.9 | $75.1 |

## Item 6. Selected Financial Data

The following tables set forth our selected historical consolidated financial and operating information for the periods ended and as of the dates indicated. The selected consolidated income statement data for the years ended December 31, 2009, 2008 and 2007 and the balance sheet data as of December 31, 2009 and 2008 are derived from our audited financial statements included elsewhere in this report, which have been audited by BDO Seidman LLP, our independent auditors. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information together with the other information contained in this report, including Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in Part IV of this report.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in Thousands, Except Percentages and per Share Data) | | | | |
| **Selected Income Statement Data**[1] | | | | | |
| Gross written premium | $1,198,946 | $1,110,574 | $ 839,391 | $ 526,074 | $286,131 |
| Ceded gross written premium | (555,520) | (555,661) | (419,510) | (89,760) | (26,918) |
| Net written premium | $ 643,426 | $ 554,913 | $ 419,881 | $ 436,314 | $259,213 |
| Change in unearned net written premium | (69,544) | (115,816) | 24,355 | (107,302) | (43,183) |
| Net earned premium | $ 573,882 | $ 439,097 | $ 444,236 | $ 329,012 | $216,030 |
| Ceding commission – primarily related party | 113,931 | 115,474 | 62,842 | 2,938 | 3,199 |
| Service and fee income | 30,690 | 28,978 | 20,368 | 12,403 | 8,196 |
| Net investment income[2] | 54,465 | 59,476 | 50,887 | 27,583 | 11,534 |
| Net realized gains (loss) | (33,579) | (64,585) | 4,644 | 14,783 | 4,875 |
| Investment loss on managed assets | — | (2,900) | (6,053) | 244 | — |
| Total revenues | $ 739,389 | $ 575,540 | $ 576,924 | $ 386,963 | $243,834 |
| Loss and loss adjustment expense | $ 327,771 | $ 238,303 | $ 276,986 | $ 210,140 | $142,006 |
| Acquisition costs and other underwriting expenses[3] | 244,279 | 203,747 | 155,366 | 95,321 | 66,441 |
| Other operating expenses[4] | 22,232 | 17,318 | 13,816 | 10,561 | 5,805 |
| Total expenses | $ 594,282 | $ 459,368 | $ 446,168 | $ 316,022 | $214,252 |
| Income before other income (expense), provision for income taxes and non-controlling interest | $ 145,107 | $ 116,172 | $ 130,756 | $ 70,941 | $ 29,582 |
| Other income (expense): | | | | | |
| Foreign currency gain (loss) | 2,459 | 2,700 | 129 | 833 | 388 |
| Interest expense | (16,884) | (18,277) | (10,089) | (5,326) | (2,784) |
| Total other expenses | $ (14,425) | $ (15,577) | $ (9,960) | $ (4,493) | $ (2,396) |
| Income before provision for income taxes and non-controlling interest | $ 130,682 | $ 100,595 | $ 120,796 | $ 66,448 | $ 27,186 |
| Provision for income taxes | 27,459 | 20,567 | 36,709 | 17,779 | 6,666 |
| Non-controlling interest | — | (2,900) | (6,053) | 244 | — |
| Income from continuing operations | 103,223 | 82,928 | 90,140 | 48,425 | 20,520 |
| Foreign currency gain on discontinued operations[5] | — | — | — | — | 21,745 |
| Other income (loss) from discontinued operations[5] | — | — | — | 431 | (4,706) |
| Net income | $ 103,223 | $ 82,928 | $ 90,140 | $ 48,856 | $ 37,559 |
| Preferred stock dividend accumulated[6] | — | — | — | — | 1,200 |
| Net income (loss) available to common shareholders | $ 103,233 | $ 82,928 | $ 90,140 | $ 48,856 | $ 36,359 |

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Number of Shares in Thousands) | | | | |
| **Per Share Data** | | | | | |
| Basic Income (Loss) Per Share: | | | | | |
| Income (loss) from continuing operations | $ 1.74 | $ 1.38 | $ 1.50 | $ 0.86 | $ 0.80 |
| Income (loss) from discontinued operations | — | — | — | 0.01 | 0.71 |
| Net income (loss) per common share (basic) | $ 1.74 | $ 1.38 | $ 1.50 | $ 0.87 | $ 1.51 |
| Basic weighted average shares outstanding | 59,433 | 59,991 | 59,958 | 56,315 | 24,089 |
| Diluted Income (Loss) Per Share: | | | | | |
| Income (loss) from continuing operations | $ 1.72 | $ 1.37 | $ 1.49 | $ 0.86 | $ 0.80 |
| Income (loss) from discontinued operations | — | — | — | 0.01 | 0.71 |
| Net income (loss) per common share (diluted) | $ 1.72 | $ 1.37 | $ 1.49 | $ 0.87 | $ 1.51 |
| Diluted weighted average shares outstanding | 59,954 | 60,671 | 60,674 | 56,315 | 24,089 |
| Dividend declared per common share | $ 0.23 | $ 0.18 | $ 0.11 | $ 0.04 | $ — |
| **Selected Insurance Ratios and Operating Information** | | | | | |
| Net loss ratio(7) | 57.1% | 54.3% | 62.4% | 63.9% | 65.7% |
| Net expense ratio(8) | 22.7% | 20.1% | 20.8% | 28.0% | 29.4% |
| Net combined ratio(9) | 79.8% | 74.4% | 83.2% | 91.9% | 95.1% |
| Return on equity(10) | 21.5% | 21.2% | 24.7% | 21.3% | 31.7% |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Amounts in Thousands) | | | | |
| **Selected Balance Sheet Data** | | | | | |
| Cash and cash equivalents | $ 233,810 | $ 192,053 | $ 145,337 | $ 59,916 | $115,847 |
| Investments | 1,181,016 | 1,169,387 | 1,143,050 | 764,277 | 299,965 |
| Real estate | — | — | 1,213 | — | — |
| Reinsurance recoverable | 643,321 | 584,822 | 281,914 | 44,127 | 17,667 |
| Premiums receivable, net | 495,871 | 419,577 | 257,756 | 147,779 | 81,070 |
| Deferred income taxes | 7,615 | 76,910 | 36,502 | 9,542 | 9,396 |
| Goodwill and intangibles assets | 115,828 | 102,425 | 53,232 | 29,369 | 20,781 |
| Total assets | 3,400,364 | 3,143,893 | 2,322,794 | 1,223,715 | 612,890 |
| Reserves for loss and loss adjustment expense | 1,091,944 | 1,014,059 | 775,392 | 295,805 | 168,007 |
| Unearned premiums | 871,779 | 759,915 | 527,758 | 323,155 | 156,802 |
| Note due to seller | 21,128 | 27,561 | — | — | — |
| Notes payable | 20,000 | 33,333 | — | — | 25,000 |
| Junior subordinated debt | 123,714 | 123,714 | 123,714 | 82,476 | 51,548 |
| Common stock and additional paid in capital less treasury stock | 243,930 | 245,460 | 241,293 | 239,538 | 12,647 |
| Preferred stock(6) | — | — | — | — | 60,000 |
| Total shareholders' equity | 569,392 | 392,548 | 390,386 | 340,479 | 118,411 |

(1) Results for a number of periods were affected by our various acquisitions from 2005 to 2009.

(2) Also included is the finance income of AFS Capital Corporation prior to its disposition in April 2005.

(3) Acquisition costs and other underwriting expenses include policy acquisition expenses, commissions paid directly to producers, premium taxes and assessments, salary and benefits and other insurance general and administrative expenses which represent other costs that are directly attributable to insurance activities.

(4) Other operating expenses are those expenses including amortization of tangible and intangible assets, and service and fee revenue generating activities in which the Company engages.

(5) The foreign currency gain from discontinued operations relates to our wholly-owned subsidiary, AmTrust Pacific Limited, a New Zealand real estate operating company ("APL"). Income (loss) from discontinued operations reflects the results of operations of APL and AFS Capital Corp., a premium finance company.

(6) In January 2006, the holder of our preferred stock agreed to a reduction of the dividend in 2005 to $1.2 million. Our preferred stock was exchanged for an aggregate of 10,285,714 shares of our common stock in February 2006.

(7) Net loss ratio is calculated by dividing the loss and loss adjustment expense by net premiums earned.

(8) Net expense ratio is calculated by dividing the total of acquisition costs and other underwriting expenses less ceding commission earned by net premiums earned.

(9) Net combined ratio is calculated by adding net loss ratio and net expense ratio together.

(10) Calculated by dividing net income, by the average stockholders' equity for the period.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Form 10-K contains certain forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. When we use words such as "anticipate," "intend," "plan," "believe," "estimate," "expect," or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to future growth of the Company's business activities and availability of funds. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework, weather-related events and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. There can be no assurance that actual developments will be those anticipated by the Company. Actual results may differ materially from those projected as a result of significant risks and uncertainties, including non-receipt of the expected payments, changes in interest rates, effect of the performance of financial markets on investment income and fair values of investments, development of claims and the effect on loss reserves, accuracy in projecting loss reserves, the impact of competition and pricing environments, changes in the demand for the Company's products, the effect of general economic conditions, adverse state and federal legislation, regulations and regulatory investigations into industry practices, developments relating to existing agreements, heightened competition, changes in pricing environments, and changes in asset valuations. Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected is contained in Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the period ended December 31, 2009 beginning on page 32. The projections and statements in this report speak only as of the date of this report and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### Overview

The Company is a multinational specialty property and casualty insurer focused on generating consistent underwriting profits. We provide insurance coverage for small businesses and products with high volumes of insureds and loss profiles which we believe are predictable. We target lines of insurance that we believe generally are underserved by the market generally. The Company has grown by hiring teams of underwriters with expertise in our specialty lines, through acquisitions of companies and assets, including access to distribution networks and renewal rights to established books of specialty insurance business. We have operations in three business segments:

- Small Commercial Business insurance, which includes workers' compensation, commercial package and other commercial lines produced by retail agents and brokers in the United States;

- Specialty Risk and Extended Warranty coverage for consumer and commercial goods and custom designed coverages, such as accidental damage plans and payment protection plans offered in connection with the sale of consumer and commercial goods, in the United States, United Kingdom and certain other European Union countries as well as other specialty coverages; and
- Specialty Middle Market Business, through which we write commercial insurance for homogeneous, narrowly defined classes of insureds requiring an in-depth knowledge of the insured's industry segment, through general and other wholesale agents.

The Company transacts business primarily through eleven insurance company subsidiaries:

| Company | A.M. Best Rated | Coverage Type Offered | Coverage Market | Domiciled |
|---|---|---|---|---|
| Technology Insurance Company, Inc. ("TIC") | A- (Excellent) | Small commercial, middle market property & casualty and specialty risk & extended warranty | United States | New Hampshire |
| Rochdale Insurance Company ("RIC") | A- (Excellent) | Small commercial, middle market property & casualty and specialty risk & extended warranty | United States | New York |
| Wesco Insurance Company ("WIC") | A- (Excellent) | Small commercial, middle market property & casualty and specialty risk & extended warranty | United States | Delaware |
| Associated Industries Insurance Company, Inc. ("AIIC") | Unrated | Workers' compensation | United States | Florida |
| Milwaukee Casualty Insurance Company ("MCIC") | A- (Excellent) | Small Commercial Business | United States | Wisconsin |
| Security National Insurance Company ("SNIC") | A- (Excellent) | Small Commercial Business | United States | Texas |
| AmTrust Insurance Company of Kansas, Inc. ("AICK") | A- (Excellent) | Small Commercial Business | United States | Kansas |
| Trinity Lloyd's Insurance Company ("TLIC") | A- (Excellent) | Small Commercial Business | United States | Texas |
| AmTrust International Underwriters Limited ("AIU") | A- (Excellent) | Specialty Risk and Extended Warranty | European Union | Ireland |
| IGI Insurance Company, Ltd. ("IGI") | A- (Excellent) | Specialty Risk and Extended Warranty | European Union | England |
| AmTrust International Insurance Ltd. ("AII") | A- (Excellent) | Reinsurance for consolidated subsidiaries | United States and European Union | Bermuda |

Insurance, particularly workers' compensation, is, generally, affected by seasonality. The first quarter generally produces greater premiums than subsequent quarters. Nevertheless, the impact of seasonality on our Small Commercial Business and Specialty Middle Market Business segments has not been significant. We believe that this is because we serve many small businesses in different geographic locations. In addition, we believe seasonality may be muted by our acquisition activity.

One of the key financial measures that we use to evaluate our operating performance is return on average equity. Our return on average equity was 21.5%, 21.2% and 24.7% for the years ended December 31, 2009,

2008 and 2007, respectively. Our overall financial objective is to produce a return on average equity of 15.0% or more over the long term. In addition, we target a net combined ratio of 95.0% or lower over the long term, while seeking to maintain optimal operating leverage in our Insurance Subsidiaries commensurate with our A.M. Best rating objectives. Our net combined ratio was 79.8%, 74.4% and 83.2% for the years ended December 31, 2009, 2008 and 2007, respectively. A key factor in achieving our targeted net combined ratio is improvement of our net expense ratio. Our strategy across our segments is to maintain premium rates, deploy capital judiciously, manage our expenses and focus on the sectors in which we have expertise, which we believe should provide opportunities for greater returns.

Investment income is an important part of our business. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we expect to generate more investment income from our premiums as compared to insurance companies that operate in many other lines of business. Our net investment income was $54.5 million, $59.5 million and $50.9 million for the years ended 2009, 2008 and 2007, respectively. The Company held 16.5% and 14.1% of total invested assets in cash and cash equivalents as of December 31, 2009 and 2008, respectively. This relatively high concentration of cash and cash equivalents represents our reaction to the relatively flat debt yield curve and should enable the Company to quickly redeploy substantial assets should the interest rate environment change.

Our most significant balance sheet liability is our reserves for loss and loss adjustment expense. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Our reserves for loss and loss adjustment expenses incurred and unpaid are not discounted using present value factors. Our loss reserves are reviewed at least annually by our external actuaries. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. Judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of future claims, length of time to achieve ultimate settlement of claims, inflation of medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.

**Acquisitions**

***Cybercomp***

In September 2009, the Company acquired from subsidiaries of Swiss Re America Holding Corp. ("Swiss Re") access to the distribution network and renewal rights to CyberComp ("CyberComp"), a web-based platform providing workers' compensation insurance to the small to medium-sized employer market. CyberComp operated in 26 states and distributes policies through a network of 13 regional wholesale agencies and over 600 retail agents. The purchase price was equal to a percentage of gross written premium through the third anniversary of the closing of the transaction. Upon closing, the Company made an initial payment to Swiss Re in the amount of $3 million which represented an advance on the purchase price and the minimum amount payable pursuant to the purchase agreement. In accordance with Financial Accounting Standards Board ("FASB") ASC 805-10 (Prior authoritative literature: SFAS No 141(R) *Business Combinations*), the Company recorded a purchase price of $6.3 million which consisted of $2.8 million of renewal rights, $2.3 million of distribution networks, $0.7 million of trademarks and $0.5 million of goodwill as part of the Small Commercial Business segment. The intangible assets were determined to have useful lives of between two years and 15 years. The Company produced approximately $17.7 million of gross written premium in 2009 as a result of this transaction.

***ACHL***

During the three months ended March 31, 2009, the Company, through our subsidiary AII, acquired all the issued and outstanding stock of Imagine Captive Holdings Limited ("ICHL"), a Luxembourg holding company, which owned all of the issued and outstanding stock of Imagine Re Beta SA, Imagine Re (Luxembourg) 2007 SA and Imagine Re SA (collectively, the "Captives"), each of which is a Luxembourg domiciled captive insurance company, from Imagine Finance SARL ("SARL"). ICHL subsequently changed its name to AmTrust Captive Holdings Limited ("ACHL") and the Captives changed their names to AmTrust Re Beta, AmTrust Re 2007(Luxembourg) and AmTrust Re (Luxembourg), respectively. The purchase price of ACHL was $.02 million which represented the capital of ACHL. In accordance with FASB ASC 805-10, the Company recorded approximately $12.5 million of cash, $66.5 million of receivables and $79 million of loss reserves. ACHL is included in the Company's Specialty Risk and Extended Warranty segment.

Additionally, the Captives had previously entered into a stop loss agreement with Imagine Insurance Company Limited ("Imagine") by which Imagine agreed to cede certain losses to the Captives. Concurrently, with the Company's purchase of ACHL, the Company, through AII, entered into a novation agreement by which AII assumed all of Imagine's rights and obligations under the stop loss agreement.

In October 2009, ACHL acquired all the issued and outstanding stock of Watt Re, a Luxembourg domiciled captive insurance company, from CREOS LUXEMBOURG S.A. (formerly CEGEDEL S.A.) and ENOVOUS Luxembourg S.A. (formerly CEGEDEL PARTICIPATIONS S.A.). Watt Re subsequently changed its name to AmTrust Re Gamma. The purchase price of Watt Re was approximately $30.2 million. The Company recorded approximately $34.5 million of cash, intangible assets of $5.5 million and a deferred tax liability of approximately $9.8 million. The Company assigned a life of three years to the intangible assets.

In December 2009, ACHL acquired all the issued and outstanding stock of Group 4 Falck Reinsurance S.A., a Luxembourg domiciled captive insurance company, from Group 4 Securitas (International) B.V. Group 4 Falck Reinsurance S.A. subsequently changed its name to AmTrust Re Omega. The purchase price of Group 4 Falck Reinsurance S.A. was approximately $22.8 million. The Company recorded approximately $25.1 million of cash, intangible assets of $2.2 million and a deferred tax liability of $4.5 million. The Company assigned a life of three years to the intangible assets.

The aforementioned ACHL transactions allow the Company to obtain the benefit of the Captives' capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with a subsidiary of the Company.

***Cardinal Comp***

During the third quarter of 2008, the Company entered into a managing general agency agreement with Cardinal Comp, LLC ("Cardinal Comp") for the purpose of producing workers' compensation premium. The agency writes premiums in the states of New York, Massachusetts and Texas. This relationship produced approximately $90 million and $63 million of gross written premium during the years ended December 31, 2009 and 2008, respectively.

***UBI***

In June 2008, the Company completed a stock and asset purchase agreement with a subsidiary of Unitrin, Inc. ("Unitrin") whereby the Company acquired its commercial package business ("UBI") including its distribution networks, renewal rights and four insurance companies through which Unitrin wrote its UBI business. The acquired insurance companies are domiciled in Kansas, Texas and Wisconsin and are collectively licensed in 33 states. Consideration paid for the transaction was approximately $88.5 million and consisted of cash of $61.5 million, a note payable of $26.8 million, assumed liabilities of $0.3 million and direct transaction costs of $0.2 million. The Company recorded $35.1 million of goodwill and $15.0 million of intangible assets related to distribution networks and licenses and is included in the Small Commercial Business segment. The distribution networks have a life of ten years and the licenses have an indefinite live. The note is required to be paid in full immediately, under certain circumstances, including default of a payment or change of control of the Company. The results of operations have been included in the Company's consolidated financial statements since the acquisition date. UBI produced approximately $100 million and $75 million of gross written premium during the years ended December 31, 2009 and 2008, respectively. Additionally, the Company assumed the existing unearned premium of UBI in the amount of $78.2 million and ceded one hundred percent of the unearned premium to Maiden Insurance during the second quarter of 2008 for which it received a 34.375% ceding commission.

**Principal Revenue and Expense Items**

*Gross Written Premium.* Gross written premium represents estimated premiums from each insurance policy that we write, including as part of an assigned risk plan, during a reporting period based on the effective date of the individual policy. Certain policies that are underwritten by the Company are subject to premium audit at that policy's cancellation or expiration. The final actual gross premiums written may vary from the original estimate based on changes to the final rating parameters or classifications of the policy.

*Net Written Premium.* Net written premium are gross premiums written less that portion of premium that is ceded to third party reinsurers under reinsurance agreements. The amount ceded under these reinsurance agreements is based on a contractual formula contained in the individual reinsurance agreement.

*Net Earned Premium.* Net earned premium is the earned portion of our net premiums written. Insurance premiums are earned on a pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our workers' compensation insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2009 for an employer with a constant payroll during the term of the policy, we would earn half of the premiums in 2009 and the other half in 2010. Our specialty risk and extended warranty coverages are earned over the estimated exposure time period. The terms vary depending on the risk and have an average duration of approximately 35 months, but range in duration from one month to 120 months.

*Ceding Commission Revenues.* Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the direct acquisition costs of the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured.

*Net Investment Income and Realized Gains and (Losses).* We invest our statutory surplus funds and the funds supporting our insurance liabilities primarily in cash and cash equivalents, fixed maturity and equity securities. Our net investment income includes interest and dividends earned on our invested assets. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of other-than-temporary impairment. We classify equity securities and our fixed maturity securities as available-for-sale. Net unrealized gains (losses) on those securities classified as available-for-sale are reported separately within accumulated other comprehensive income on our balance sheet.

*Service and Fee Income.* We recognize service and fee revenue as a servicing carrier for the Arkansas, Indiana, Illinois, Georgia and Virginia assigned risk plans. In addition, we also offer claims adjusting and loss control services for fees to unaffiliated third parties. We also recognize fee income associated with the issuance of workers' compensation policies for installment fees, in jurisdictions where it is permitted and approved, and reinstatement fees, fees charged to reinstate a policy after it has been cancelled for non-payment, in jurisdictions where it is permitted and approved. Our Specialty Risk and Extended Warranty business generates fee revenue for product warranty registration and claims handling services provided to unaffiliated third parties. We also recognize certain brokerage, and asset management fees in association with our reinsurance agreement with Maiden. Additionally, in the fourth quarter of 2009, we began recognizing certain consulting and information technology consulting fees in accordance with agreements with American Capital Acquisition Corporation ("ACAC").

*Loss and Loss Adjustment Expenses Incurred.* Loss and loss adjustment expenses ("LAE") incurred represent our largest expense item and, for any given reporting period, include estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending and servicing claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious bodily injury claims to take several years to settle and we revise our estimates as we receive additional information about the condition of injured employees and claimants and the costs of their medical treatment. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

*Acquisition Costs and Other Underwriting Expenses.* Acquisition costs and other underwriting expenses consist of policy acquisition expenses, salaries and benefits and general and administrative expenses. These items are described below:

- Policy acquisition expenses comprise commissions directly attributable to those agents, wholesalers or brokers that produce premiums written on our behalf. In most instances, commissions are paid based on collected premium, which reduces our credit risk exposure associated with producers in case a policyholder does not pay a premium. We pay state and local taxes, licenses and fees, assessments and contributions to various state workers' compensation guaranty funds based on our premiums or losses in each state. Surcharges that the Company may be required to charge insureds in certain jurisdictions are considered accrued liabilities, rather than expense.
- Salaries and benefits expenses are those salaries and benefits expenses for employees that are directly involved in the origination, issuance and maintenance of policies, claims adjustment and accounting for insurance transactions. Salaries and benefits associated with employees that are involved in fee generating activities are classified as other expenses.
- General and administrative expenses are comprised of other costs associated with the Company's insurance activities such as federal excise tax, postage, telephones and internet access charges as well as legal and auditing fees and board and bureau charges.

*Other.* Other expenses include those charges that are related to the amortization of tangible and intangible assets and non-insurance fee generating activities in which the Company engages, including salaries and benefits expenses and other charges directly attributable to non-insurance fee generating activities.

*Interest Expense.* Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rates.

*Income Tax Expense.* We incur federal income tax expense as well as income tax expense in certain foreign jurisdictions in which we operate.

*Net Loss Ratio.* The net loss ratio is a measure of the underwriting profitability of an insurance company's business. Expressed as a percentage, this is the ratio of net losses and LAE incurred to net premiums earned.

*Net Expense Ratio.* The net expense ratio is a measure of an insurance company's operational efficiency in administering its business. Expressed as a percentage, this is the ratio of the sum of acquisition costs and other underwriting expenses less ceding commission revenue to net premiums earned.

*Net Combined Ratio.* The net combined ratio is a measure of an insurance company's overall underwriting profit. This is the sum of the net loss and net expense ratios. If the net combined ratio is at or above 100 percent, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient.

*Net Premiums Earned less Expenses Included in Combined Ratio (Underwriting Income).* Underwriting income is a measure of an insurance company's overall operating profitability before items such as investment income, interest expense and income taxes.

*Return on Equity.* Return on equity is calculated by dividing net income (net income excludes results of discontinued operations as well as any currency gain or loss associated with discontinued operations on an after tax basis) by the average of shareholders' equity.

## Critical Accounting Policies

It is important to understand our accounting policies in order to understand our financial statements. These policies require us to make estimates and assumptions. The Company's management has discussed the development, selection and disclosure of the estimates and assumptions used with the audit committee of the board of directors. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex, and, consequently, actual results in future periods might differ significantly from these estimates.

We believe that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from third party reinsurers, assessments, deferred policy acquisition costs, deferred income taxes, the impairment of investment securities, goodwill and other intangible assets and the valuation of stock based compensation.

The following is a description of our critical accounting policies.

*Premiums.* Insurance premiums, other than Specialty Risk and Extended Warranty, are recognized as earned on the straight-line basis over the contract period. Insurance premiums on Specialty Risk and Extended Warranty are earned based on estimated program coverage periods. These estimates are based on the expected distribution of coverage periods by contract at inception, because a single contract may contain multiple coverage period options and these estimates are revised based on the actual coverage periods selected by the insured. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of the contract or policy in force. Premium adjustments on contracts and audit premiums are based on estimates made over the contract period. The Company also estimates an allowance for doubtful accounts based on a percentage of premium. The Company reviews its bad debt write-offs at least annually and adjusts its premium percentage as required. Allowance for doubtful accounts were approximately $9.4 million and $8.1 million at December 31, 2009 and 2008, respectively.

*Ceding Commission Revenue.* Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the direct acquisition costs of the underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements. The Company records ceding commission revenue based on its current estimate of subject losses. The Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined.

*Reserves for Loss and Loss Adjustment Expenses.* We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations and statistical analyses.

We utilize a combination of the Company's incurred loss development factors and industry-wide incurred loss development factors. Our actuary generates a range within which it is reasonably likely that our ultimate loss and loss adjustment expenses for claims incurred in a particular time period, typically the calendar year, will fall. The low end of the range is established by assigning a weight of 100% to our ultimate losses obtained by application of the Company's own loss development factors. The high end is established by assigning a weight of 50% each to our ultimate losses as developed through application of Company and through application of industry wide loss development factors. The determination to assign particular weights to ultimate losses developed through application of Company loss development factors and industry-wide loss development factors is made by our actuary and is a matter of actuarial judgment. In the selection of our reserves, the Company has given greater consideration over time to the results attributable to its own loss development factors.

We believe this method, by which we track the development of claims incurred in a particular time period, is the best method for projecting our ultimate liability. Loss development factors are dependent on a number of elements, including frequency and severity of claims, length of time to achieve ultimate settlement of claims, projected inflation of medical costs and wages (for workers' compensation), insurance policy coverage interpretations, judicial determinations and existing laws and regulations. The predictive ability of loss development factors is dependent on consistent underwriting, claims handling, and inflation, among other factors, and predictable legislatively and judicially imposed legal requirements. If all things remain equal, losses incurred in 2009 should develop similarly to losses incurred in 2008 and prior years. Thus, if the Net Loss Ratio for premiums written in year one is 55.0% we expect that the Net Loss Ratio for premiums written in year two also would be 55.0%. However, due to the inherent uncertainty in the loss development factors, our actual liabilities may differ significantly from our original estimates.

Notwithstanding the inherent uncertainty, the Company has not experienced material variability in its loss development factors. We believe that it is reasonably likely that we could experience a 5% deviation in our loss and loss adjustment expense reserves due to changes in the elements that underlie loss development, such as claims frequency or severity. For example, as of December 31, 2009, the average cost per workers' compensation claim was $10,426, which was a 6% increase over the claims severity from 2001 – 2008 of $9,830. In 2009, claims frequency (number of claims per $1.0 million of payroll) increased to 0.99 from 0.97, an increase of 1.8%, for the period between 2001 and 2008.

In the event of a 5% increase in claims frequency as measured by payroll, which we believe is the most important assumption regarding our business, the Company's loss reserves as of December 31, 2009 would be understated by $13.4 million and would result in an after tax reduction in shareholders' equity of $8.7 million. In the event of a 5% increase in claim severity, which is the average incurred loss per claim, the Company's loss and loss adjustment expense reserves would be understated by $4.8 million and would result in an after tax reduction in shareholders' equity of $3.1 million.

On a quarterly basis, and in some cases more frequently, we review our reserves to determine whether they are consistent with our actual results. In the event of a discrepancy, we would seek to determine the causes (underwriting, claims, inflation, regulatory) and would adjust our reserves accordingly. For example, if the development of our total incurred losses were 5% greater than the loss development factors would have predicted, we would adjust our reserves for the periods in question. In 2007, we recognized a $2.1 million deficiency in prior year's reserves, related to our mandatory participation in the reinsurance pools which reinsure state assigned risk plans for workers compensation insurance. In 2008, we recognized a $0.5 million redundancy. In 2009, the Company's liabilities for unpaid losses and LAE attributable to prior years decreased by $4.8 million as result of favorable development in the Small Commercial Business segment, partially offset by unfavorable development from the Company's involuntary participation in NCCI pools. We do not anticipate that we will make any material reserve adjustments, but will continue to monitor the accuracy of our loss development factors and adequacy of our reserves. Additional information regarding our reserves for loss and loss adjustment expenses can be found in "Risk Factors" and "Business — Loss Reserves."

*Reinsurance.* Reinsurance premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses incurred ceded to other companies have been recorded as reductions of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been accounted for as ceding commission revenue. Reinsurance recoverables relate to the portion of reserves and paid losses and LAE that are ceded to other companies. The Company remains contingently liable for all loss payments, in the event of failure to collect from the reinsurer.

*Deferred Policy Acquisition Costs.* We defer commission expenses, premium taxes and assessments as well as certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. The Company may realize deferred policy acquisition costs only if the ratio of loss and loss adjustment expense reserves (calculated on a discounted basis) to the premiums to be earned is less than

100%, as it historically has been. If, hypothetically, that ratio were to be above 100%, the Company could not continue to record deferred policy acquisition costs as an asset and may be required to establish a liability for a premium deficiency reserve.

*Assessments Related to Insurance Premiums.* We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written. Assessments based on losses are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance regulatory agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.

*Earned But Unbilled Premium.* Earned but unbilled premium ("EBUB") estimates the amount of audit premium for those policies that have yet to be audited as of the date of the quarter or year end. Workers' compensation policies are subject to audit and the final premium may increase or decrease materially from the original premium due to revisions to actual payroll and/or employee classification. Based on guidance in FASB ASC 944 (Prior authoritative literature: Statement of Financial Accounting Standards SFAS 60 "*Accounting and Reporting by Insurance Enterprises*") as well as Statement of Statutory Accounting Principles ("SSAP") 53, the Company determines EBUB using statistically supported aggregate calculations based on the Company's historical premium audit results. The Company has not had a material adjustment as a result of actual premium audits materially differing from the estimates used in calculating EBUB.

As of December 31, 2009, if the actual results of the future premiums audits were 1% lower than the historical results used in calculating EBUB, the result would be a decrease in EBUB and net earned premium of $2.5 million or $1.6 million after tax. If the actual results of the future premiums audits were 1% higher than the historical results used in calculating EBUB, the result would be an increase in EBUB, and net earned premium of $2.5 million or $1.6 million after tax.

In calculating EBUB, the Company considers its ability to collect the projected increased premium as well as those expenses associated with both the additional premium and return premium.

*Cash and Cash Equivalents.* Cash and cash equivalents are presented at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation ("FDIC") secures accounts up to $250,000 at these institutions. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

*Investments.* The Company accounts for its investments in accordance with ASC 320 *Debt and Equity Securities*, which requires that fixed-maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company's intention for those securities. In accordance with ASC 320, the Company has classified its fixed-maturity securities and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

Fixed-maturity securities and equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders' equity. Realized gains and losses are determined on the specific identification of the investments sold.

Quarterly, the Company's Investment Committee ("Committee") evaluates each security which has an unrealized loss as of the end of the subject reporting period for other-than-temporary-impairment ("OTTI"). The Committee uses a set of quantitative and qualitative criteria to review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. Some of the criteria the Company considers include:

- the current fair value compared to amortized cost;
- the length of time the security's fair value has been below its amortized cost;
- specific credit issues related to the issuer such as changes in credit rating, reduction or elimination of dividends or non-payment of scheduled interest payments;
- whether management intends to sell the security and, if not, whether it is not more than likely than not that the Company will be required to sell the security before recovery of its amortized cost basis;
- the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings; and
- the occurrence of a discrete credit event resulting in the issuer defaulting on material outstanding obligation or the issuer seeking protection under bankruptcy laws.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company writes down investments immediately which it considers to be impaired based on the above criteria collectively. The investment committee maintains an individual list of investments that have been in a significant unrealized loss position in excess of 12 months for review of possible impairment. Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months.

Based on guidance in FASB ASC 320-10-65 (Prior authoritative literature: FSP 115-2 *Recognition and Presentation of Other-Than-Temporary-Impairments*), in the event of the decline in fair value of a debt security, a holder of that security that does not intend to sell the debt security and for whom it is not more than likely than not that such holder will be required to sell the debt security before recovery of its amortized cost basis, is required to separate the decline in fair value into (a) the amount representing the credit loss and (b) the amount related to other factors. The amount of total decline in fair value related to the credit loss shall be recognized in earnings as an OTTI with the amount related to other factors recognized in accumulated other comprehensive loss net loss, net of tax. OTTI credit losses result in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process, and different judgments and assumptions could affect the timing of the loss realization. During 2009, 2008 and 2007, the Company recorded impairment write-downs of $24.8 million, $52.8 million and $8.4 million, respectively after determining that certain of its investments were OTTI.

*Goodwill and Intangible Assets* — The Company accounts for goodwill and intangible assets in accordance with ASC 820, *Business Combinations* and ASC 350 *Intangibles — Goodwill and Other*. A purchase price paid that is in excess of net assets ("goodwill") arising from a business combination is recorded as an asset, and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if events changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statement of operations.

*Income Taxes* — The Company joins its domestic subsidiaries in the filing of a consolidated Federal income tax return and is party to Federal income tax allocation agreements. Under the tax allocation agreements, the Company pays to or receives from its subsidiaries the amount, if any, by which the group's Federal income tax liability was affected by virtue of inclusion of the subsidiary in the consolidated Federal return.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax asset primarily consists of book versus tax differences for premiums earned, loss and loss adjustment expense reserve discounting, policy acquisition costs, earned but unbilled premiums, and unrealized holding gains and losses on marketable equity securities. Changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income, primarily unrealized investment gains and losses and foreign currency translation gains and losses, are recorded directly to other comprehensive income. Otherwise, changes in deferred income tax assets and liabilities are included as a component of income tax expense.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

**Results of Operations**

**Consolidated Results of Operations**

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Thousands) | | |
| Gross written premium | $1,198,946 | $1,110,574 | $839,391 |
| Net written premium | 643,426 | 554,913 | 419,881 |
| Change in unearned premium | (69,544) | (115,816) | 24,355 |
| Net earned premium | 573,882 | 439,097 | 444,236 |
| Ceding commission – primarily related party | 113,931 | 115,474 | 62,842 |
| Service and fee income | 30,690 | 28,978 | 20,368 |
| Net investment income | 54,465 | 59,476 | 50,887 |
| Net realized gains (losses) | (33,579) | (64,585) | 4,644 |
| Investment income on managed assets | — | (2,900) | (6,053) |
| | 165,507 | 136,443 | 132,688 |
| Total revenue | 739,389 | 575,540 | 576,924 |
| Loss and loss adjustment expense | 327,771 | 238,303 | 276,986 |
| Policy acquisition costs and other underwriting expenses | 244,279 | 203,747 | 155,366 |
| Other | 22,232 | 17,318 | 13,816 |
| | 594,282 | 459,368 | 446,168 |
| Income before other income (expense), income taxes and non-controlling interest | 145,107 | 116,172 | 130,756 |
| Other income (expense): | | | |
| Foreign currency gain | 2,459 | 2,700 | 129 |
| Interest expense | (16,884) | (18,277) | (10,089) |
| | (14,425) | (15,577) | (9,960) |
| Income before income taxes and non-controlling interest | 130,682 | 100,595 | 120,796 |
| Provision for income taxes | 27,459 | 20,567 | 36,709 |
| Non-controlling interest in managed assets | — | (2,900) | (6,053) |
| Net income | $ 103,223 | $ 82,928 | $ 90,140 |

**Consolidated Results of Operations 2009 Compared to 2008**

*Gross Written Premium.* Gross written premium increased $88.3 million or 8.0% to $1,198.9 million from $1,110.6 million for the years ended December 31, 2009 and 2008, respectively. The increase of $88.3 million was attributable to all segments and included an increase of $10.8 million in our Small Commercial Business, an increase of $45.4 million in our Specialty Risk and Extended Warranty business and an increase of $32.2 million in our Specialty Middle Market Business. The increase in Small Commercial Business resulted primarily from gross written premium attributable to the UBI acquisition in the second quarter of 2008, the managing general agency agreement with Cardinal Comp entered into in the third quarter of 2008, and the acquisition of the CyberComp distribution network and renewal rights in the third quarter 2009, partially offset by state mandated workers' compensation rate reductions in the state of Florida and a decline in assigned risk business. The increase in Specialty Risk and Extended Warranty business resulted from the underwriting of new coverage plans primarily in Europe, partially offset by the strengthening of the U.S. dollar in the 2009 which negatively impacted the Company's European business. The increase in our Specialty Middle Market Business was primarily from organic growth in workers' compensation and other commercial package business.

*Net Written Premium.* Net written premium increased $88.5 million or 15.9% to $643.4 million from $554.9 million for the years ended December 31, 2009 and 2008, respectively. The increase, by segment, was: Small Commercial Business — $28.9 million; Specialty Risk and Extended Warranty — $36.4 million; and Specialty Middle Market Business — $23.2 million.

*Net Earned Premium.* Net earned premium increased $134.9 million or 30.7% to $573.9 million from $439.0 million for the years ended December 31, 2009 and 2008, respectively. The increase by segment was: Small Commercial Business — $66.0 million; Specialty Risk and Extended Warranty — $36.3 million; and Specialty Middle Market Business — $32.6 million.

*Ceding Commission.* Ceding commission represents commission earned, primarily, through the Maiden Quota Share, whereby AmTrust receives a 31% or 34.375% commission, depending on the type of business, on earned premium ceded to Maiden Insurance. The ceding commission earned during the years ended December 31, 2009 and 2008 was $113.9 million and $115.8 million, respectively. Ceding commission declined year over year as growth in premium ceded to Maiden Insurance in 2009 was offset by the incremental impact of ceding commission earned as a result of the 2008 cession to Maiden Insurance of $78.2 million of unearned premium assumed in connection with the acquisition of UBI during the second quarter of 2008.

*Service and Fee Income.* Service and fee income increased $1.7 million or 5.9% to $30.7 million from $29.0 million for the years ended December 31, 2009 and 2008, respectively. The increase was attributable primarily to an increase in administration fees from new warranty business, servicing carrier contracts and consulting fees charged to ACAC partially offset by lower servicing carrier contract fees for state workers' compensation assigned risk plans.

*Net Investment Income.* Net investment income decreased $5.0 million or 8.4% to $54.5 million from $59.5 million for the years ended December 31, 2009 and 2008, respectively. The change period over period related primarily to a decline in the yields on the Company's fixed maturities from 4.7% in 2008 to 4.0% in 2009.

*Net Realized Gains (Losses) on Investments.* Net realized losses on investments for the year ended December 31, 2009 were $33.6 million, compared to net realized losses of $64.6 million for the same period in 2008. During the year ended December 31, 2009, realized losses related to certain sales of underperforming investments in the Company's fixed income portfolio and non-cash write-downs of eleven equity securities and three fixed maturity securities of $24.8 million that were determined to be other-than-temporarily impaired. During the year ended December 31, 2008, realized losses related primarily to the non-cash write-down of $31.3 million related to two fixed income securities, Lehman Brothers Holdings and Washington Mutual, that were determined to be other than temporarily impaired and realized losses related to certain sales of underperforming investments in the Company's fixed income portfolio.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses increased $89.5 million or 37.5% to $327.8 million for the year ended December 31, 2009 from $238.3 million for the year ended December 31, 2008. The Company's loss ratio for the years ended December 31, 2009 and 2008 was 57.1% and 54.3%, respectively. The loss ratio increased on a consolidated basis for the year ended December 31, 2009 over the year ended December 31, 2008 primarily because of the impact in 2008 of the reduction during the third quarter of 2008 in prior year loss reserves in the approximate amount of $15 million in our Small Commercial Business and Specialty Risk and Extended Warranty segments.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $40.6 million or 19.9% to $244.3 million for the year ended December 31, 2009 from $203.7 million for the year ended December 31, 2008. The expense ratio increased to 22.7% from

20.1% for the years ended December 31, 2009 and 2008, respectively. The increase in the expense ratio resulted, primarily, from the decrease in ceding commission received from Maiden Insurance during the period. In 2008, the ceding commission, which is based on earned premium ceded by the Company, included ceding commission earned on $78.2 million of unearned premium that the Company had assumed on June 1, 2008 in connection with the UBI acquisition. The reduction in ceding commission had the effect of increasing acquisition costs on a consolidated basis and for each segment compared to the corresponding period in 2008.

*Income Before Other Items, Income Taxes and Non-Controlling Interest.* Income before other items, income taxes and non-controlling interest increased $28.9 million or 24.9% to $145.1 million from $116.2 million for the years ended December 31, 2009 and 2008, respectively. The change from 2008 to 2009 resulted primarily from a reduction in realized losses on the Company's investment portfolio.

*Interest Expense.* Interest expense for the years ended December 31, 2009 and 2008 was $16.9 million and $18.3 million, respectively. Interest expense declined during 2009 compared to 2008 as lower borrowing costs on the Company's collateral loan of $168 million were partially offset by an increase from interest expense on an interest rate swap agreement and the full year impact of interest expense related to the Company's $40 million term loan and $30 million promissory note entered into during the second quarter of 2008.

*Income Tax Expense (Benefit).* Income tax expense for the year ended December 31, 2009 was $27.5 million, which resulted in an effective tax rate of 21.0%. Income tax expense for the year ended December 31, 2008 was $20.6 million, which resulted in an effective tax rate of 19.9%. The increase in the Company's effective rate resulted, primarily, from decreases in tax exempt interest as well as an increase in income from Company subsidiaries domiciled in the United States subject to tax for the year ended December 31, 2009 compared to the year ended December 31, 2008 partially offset by a one-time income benefit related to the acquisition of ACHL 2009.

**Consolidated Results of Operations 2008 Compared to 2007**

*Gross Written Premium.* Gross written premium increased $271.2 million or 32.3% from $839.4 million for the year ended December 31, 2007 to $1,110.6 million for the year ended December 31, 2008. The increase was attributable to a $150.0 million increase in our Small Commercial Business, a $109.6 million increase in our Specialty Risk and Extended Warranty business and an $11.6 million increase in our specialty middle-market property and casualty business. The increase in the Small Commercial Business segment related primarily to $92.8 million of additional premiums resulting from the acquisition of UBI in the second quarter of 2008 and $63.0 million of additional premium from the managing general agency agreement entered into with Cardinal Comp. The increase in premiums for the Specialty Risk and Extended Warranty segment resulted, primarily, from the underwriting of new coverage plans and expansion of certain coverage plans in the United States and a full years' results of operations for IGI, which the Company acquired in 2007. The increase in the Specialty Middle Market Business gross written premiums resulted from, primarily, from the underwriting of new programs and the growth of existing programs.

*Net Written Premium.* Net written premiums increased $135.0 million or 32.2% from $419.9 million to $554.9 million for the year ended December 31, 2007 and 2008, respectively. Net written premium reflected cessions of $247.3 million and $376.5 million to Maiden Insurance for the years ended 2007 and 2008, respectively, under the terms of the Maiden Quota Share, which was entered into during the third quarter of 2007. The increase before cessions by segment was: Small Commercial Business — $119.8 million; Specialty Risk and Extended Warranty — $102.1 million; and Specialty Middle Market Business — $42.3 million.

*Net Earned Premium.* Net earned premium decreased $5.1 million or 1.1% from $444.2 million to $439.1 million for the year ended December 31, 2007 and 2008, respectively. Net earned premium for the years ended 2007 and 2008, respectively, reflected cessions of $110.2 million and $285.1 million to Maiden Insurance under the terms of the Maiden Quota Share, which was entered into during the third quarter of 2007. The increase by segment before cessions was: Small Commercial Business — $44.2 million; Specialty Risk and Extended Warranty — $95.4 million; and Specialty Middle Market Business — $30.3 million.

*Ceding Commission.* Ceding commission represents commission earned primarily through the Maiden Quota Share, whereby AmTrust receives a 31% or 34.375% ceding commission, depending on the type of business ceded, on ceded written premiums to Maiden. The ceding commission earned in 2008 and 2007 was $115.6 million and $62.8 million, respectively. The increase related primarily to the Company reflecting an entire year of cessions in 2008 compared to six months of cessions in 2007.

*Service and Fee Income.* Service and fee income increased $8.6 million or 42.2% from $20.4 million to $29.0 million for the years ended December 31, 2007 and 2008, respectively. The increase resulted from the Company entering into the Maiden Quota Share, the reinsurance brokerage agreement and asset management agreement with Maiden Insurance during the third quarter of 2007, whereby the Company earned reinsurance brokerage fees and administration fees by which the Company receives a fee in the annual amount of 0.20% of assets under management, which is reduced to 0.15% per annum if assets under management exceed $1 billion. Additionally, the Company earned fees as a servicing carrier for workers' compensation assigned risk plans in three additional states in 2008 as well as increased fees for warranty administration from Specialty Risk and Extended Warranty customers for which a subsidiary of the Company acts as warranty administrator.

*Net Investment Income.* Net investment income increased $8.6 million or 16.9% from $50.9 million to $59.5 million for the year ended December 31, 2007 and 2008, respectively. The increase resulted from an increase of average invested assets. Average invested assets (excluding equity securities) were approximately $1.3 billion for the year ended December 31, 2008 compared to approximately $1.0 billion for the year ended December 31, 2007, an increase of $0.3 billion or 30.0%. Yields on the Company's fixed maturities have decreased from 5.3% in 2007 to 4.7% in 2008.

*Net Realized Gains (Losses) on Investments.* Net realized losses on investments for the year ended December 31, 2008 were $64.6 million, compared to $4.6 million of realized gains for the same period in 2007. The decrease relates primarily to the write-down of $37.1 million related to fixed income securities issued by Lehman Brothers Holdings and Washington Mutual and the write down of equity securities of $21.4 million that were other-than-temporarily-impaired.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses decreased $38.7 million or 14.0% from $277.0 million to $238.3 million for the year ended December 31, 2007 and 2008, respectively. The Company's loss ratio for the year ended December 31, 2008 decreased to 54.3% from 62.4% for the year ended December 31, 2007. The improvement of the loss and loss adjustment ratio resulted from a reduction in 2008 of prior year's reserves of approximately $15.0 million as well as the continued improvement in the Company's actual loss experience, which has continued to develop more favorably than projected.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $48.3 million or 31.1% from $155.4 million to $203.7 million for the years ended December 31, 2007 and 2008, respectively. The increase related primarily to higher policy and acquisition expenses resulting from growth in premium writings and additional salary expense resulting from the acquisitions of UBI and AIIC.

*Income Before Other Items, Income Taxes and Non-Controlling Interest.* Income before other items, income taxes and non-controlling interest decreased to $114.3 million for the year ended December 31, 2008, from $130.8 million for the year ended December 31, 2007, a decrease of $16.5 million or 12.6%. This decrease is primarily attributable to the net realized loss of $64.5 million in the Company's investment portfolio offset by growth in revenue combined with improvement in the both the loss ratio and the net expense ratio.

*Interest Expense.* Interest expense for the year ended December 31, 2008 was $18.3 million, compared to $10.1 million for the same period in 2007. The increase was attributable primarily to interest expense on collateral loans made by Maiden Insurance pursuant to the Maiden Quota Share. Additionally, the Company incurred interest expense on its $40 million term loan and $30 million promissory note entered into during the second quarter of 2008.

*Income Tax Expense (Benefit).* Income tax expense for the year ended December 31, 2008 was $20.6 million and resulted in an effective tax rate of 19.9%. Income tax expense for year ended December 31, 2007 was $36.7 million and resulted in an effective tax rate of 28.9%. The decrease in the effective tax rate in 2008 resulted primarily from Company subsidiaries, domiciled in the United States, recognizing net realized losses on investments. Thus a higher percentage of income was earned by Company subsidiaries not subject to U.S. taxation. Additionally, the Company earned federal tax-exempt investment income during 2008.

**Small Commercial Business Segment**

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Thousands) | | |
| Gross written premium | $469,627 | $458,842 | $308,815 |
| Net written premium | 255,496 | 226,573 | 193,590 |
| Change in unearned premium | (16,525) | (53,546) | 44,073 |
| Net earned premium | 238,971 | 173,027 | 237,663 |
| Ceding commission revenue – primarily related party | 59,415 | 59,032 | 36,392 |
| Loss and loss adjustment expense | 137,525 | 90,004 | 139,081 |
| Acquisition costs and other underwriting expenses | 119,734 | 97,856 | 91,460 |
| | 257,259 | 187,860 | 230,541 |
| Underwriting income | $ 41,127 | $ 44,199 | $ 43,514 |
| Key Measures: | | | |
| Net Loss Ratio | 57.5% | 52.0% | 58.5% |
| Net Expense Ratio | 25.2% | 22.4% | 23.2% |
| Net Combined Ratio | 82.8% | 74.5% | 81.7% |
| Reconciliation of net expense ratio: | | | |
| Acquisition costs and other underwriting expenses | $119,734 | $ 97,856 | $ 91,460 |
| Less: Ceding commission revenue – primarily related party | 59,415 | 59,032 | 36,392 |
| | $ 60,319 | $ 38,824 | $ 55,068 |
| Net earned premium | $238,971 | $173,027 | $237,663 |
| Net Expense Ratio | 25.2% | 22.4% | 23.2% |

***Small Commercial Business Segment Results of Operation 2009 Compared to 2008***

*Gross Written Premium.* Gross written premium increased $10.8 million or 2.4% to $469.6 million for the year ended December 31, 2009 from $458.8 million for the year ended December 31, 2008. The increase in Small Commercial Business resulted, primarily, from the acquisition from Swiss Re during the third quarter of 2009 of access to the distribution network and renewal rights of CyberComp, the UBI acquisition in the second quarter of 2008 and the managing general agency agreement with Cardinal Comp entered into in the third quarter of 2008. The increase was partially offset by state mandated workers' compensation rate reductions in the state of Florida and a decline in assigned risk business.

*Net Written Premium.* Net written premium increased $28.9 million or 12.8% to $255.5 million from $226.6 million for the years ended December 31, 2009 and 2008, respectively. The increase is a function of higher gross written premium in the segment for the year as well as the effect the Company's cession to Maiden of 100% of $19 million UBI pre-acquisition unearned premium assumed on June 1, 2008.

*Net Earned Premium.* Net earned premium increased $66.0 million or 38.1% to $239.0 million for the year ended December 31, 2009 from $173.0 million for the year ended December 31, 2008. As premiums written earn ratably over a twelve month period, the increase in net earned premium resulted from higher net written premium for the twelve months ended December 31, 2009 compared to the twelve months ended December 31, 2008.

*Ceding Commission.* Ceding commission represents commission earned, primarily, through the Maiden Quota Share, whereby AmTrust receives a 31% or 34.375% commission, depending on the type of business, on earned premium ceded to Maiden Insurance. The ceding commission earned during the years ended December 31, 2009 and 2008 was $59.4 million and $59.0 million, respectively. Ceding commission was consistent year over year as growth in premium ceded to Maiden Insurance in 2009 was offset, primarily, by the allocation in 2008 to this segment of its proportionate share of ceding commission related to the 2008 cession to Maiden Insurance of $78.2 million of unearned premium assumed in connection with the acquisition of UBI during the second quarter of 2008.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses increased $47.5 million or 52.8% to $137.5 million for the year ended December 31, 2009 from $90.0 million for the year ended December 31, 2008. The Company's loss ratio for the segment for the year ended December 31, 2009 increased to 57.5% from 52.0% for the year ended December 31, 2008. The increase in the loss ratio primarily reflected the effect of the $8 million reduction in 2008 of prior year loss reserves and the addition of the retail commercial package business acquired in the UBI acquisition in the second quarter of 2008.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $21.8 million or 22.4% to $119.7 million for the year ended December 31, 2009 from $97.9 million for the year ended December 31, 2008. The expense ratio increased to 25.2% for the year ended December 31, 2009 from 22.4% for the year ended December 31, 2008. The increase in the expense ratio resulted from higher acquisition costs in 2009 than in 2008, as 2009 included an entire year of the commercial package business. Additionally, in 2008 the Company benefited from additional ceding commission received from Maiden Insurance during the period. Ceding commission, which is based on earned premium ceded by the Company, included the segment's proportionate share of ceding commission earned on the $78.2 million of unearned premium that the Company had assumed on June 1, 2008 in connection with the UBI acquisition. The ceding commission revenue is allocated to each segment based on that segment's proportionate share of the Company's overall acquisition costs. Therefore, the reduction in ceding commission had the effect of increasing acquisition costs compared to the corresponding period in 2008.

*Net Premiums Earned Less Expenses Included in Combined Ratio (Underwriting Income).* Net premiums earned less expenses included in combined ratio decreased $3.1 million or 7.0% to $41.1 million for the year ended December 31, 2009 from $44.2 million for the year ended December 31, 2008. The decrease resulted primarily from increases to both loss and loss adjustment expenses and policy acquisition costs related to the commercial package business obtained in the UBI acquisition in the second quarter of 2008.

***Small Commercial Business Segment Results of Operation 2008 Compared to 2007***

*Gross Written Premium.* Gross written premium increased $150.0 or 48.6% from $308.8 million to $458.8 million for the years ended December 31, 2007 and 2008, respectively. The increase in the Small Commercial Business segment related primarily to $92.8 million of additional premiums resulting from the acquisition of UBI during the second quarter of 2008 and $63.0 million of additional premium from our relationship with Cardinal Comp, offset by declines attributable to mandated rate reductions in New York and Florida.

*Net Written Premium.* Net written premium increased $33.0 million or 17.0% from $193.6 million to $226.6 million for the years ended December 31, 2007 and 2008, respectively. Net written premium reflected cessions of $173.2 million and $86.4 million to Maiden Insurance for the years ended 2008 and 2007, respectively, under the terms of the Maiden Quota share, which was entered into during the third quarter of 2007. Before cessions to Maiden Insurance, net written premium increased $119.8 million in 2008 compared to 2007 and was the result of an increase in gross written premium.

*Net Earned Premium.* Net earned premium decreased $64.7 million or 27.2% from $237.7 million to $173.0 million for the years ended December 31, 2007 and 2008, respectively. Net earned premium for the years ended 2007 and 2008, respectively, reflected cessions of $47.4 million and $136.0 million to Maiden Insurance under the terms of the Maiden Quota share, which was entered into during the third quarter of 2007. Before cessions to Maiden Insurance, earned premium increased $23.9 million for 2008 compared to 2007. This increase resulted from an increase in gross written premium.

*Ceding Commission Revenue.* Ceding commission revenue increased $22.6 million or 62.2% from $36.4 million in 2007 to $59.0 million in 2008. The increase resulted from the impact of the Maiden Quota Share.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses decreased $49.1 million or 35.3% from $139.1 million to $90.0 million for the years ended December 31, 2007 and

2008, respectively. The improvement of the loss and loss adjustment ratio resulted from the effect of the Company's actual loss experience, which has continued to develop more favorably than the Company's actuarially projected ultimate losses as well as a reduction of a approximately $8 million in loss reserves related to prior accident years.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $6.4 million or 7.0% from $91.5 million to $97.9 million for the year ended December 31, 2007 and 2008, respectively. The increase relates primarily to higher salary expense related to the acquisitions of UBI and AIIC.

*Net Premiums Earned Less Expenses Included in Combined Ratio (Underwriting Income).* Underwriting income increased $0.7 million to $44.2 million for the year ended December 31, 2008 from $43.5 million for the year ended December 31, 2007. The increase is attributable to an increase in premium writings in the fourth quarter of 2008.

**Specialty Risk and Extended Warranty Segment**

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Thousands) | | |
| Gross written premium | $461,338 | $415,921 | $306,357 |
| Net written premium | 245,604 | 209,230 | 137,577 |
| Change in unearned premium | (55,378) | (55,294) | (21,496) |
| Net earned premiums | 190,226 | 153,936 | 116,081 |
| Ceding commission revenue – primarily related party | 25,909 | 26,998 | 11,544 |
| Loss and loss adjustment expense | 98,797 | 78,832 | 81,864 |
| Acquisition costs and other underwriting expenses | 55,551 | 47,637 | 23,481 |
| | 154,348 | 126,469 | 105,345 |
| Underwriting income | $ 61,787 | $ 54,465 | $ 22,280 |
| Key measures: | | | |
| Net loss ratio | 51.9% | 51.2% | 70.5% |
| Net expense ratio | 15.6% | 13.4% | 10.3% |
| Net combined ratio | 67.5% | 64.6% | 80.8% |
| Reconciliation of net expense ratio: | | | |
| Acquisition costs and other underwriting expenses | $ 55,551 | $ 47,637 | $ 23,481 |
| Less: Ceding commission revenue – primarily related party | 25,909 | 26,998 | 11,544 |
| | $ 29,642 | $ 20,639 | $ 11,937 |
| Net earned premium | $190,226 | $153,936 | $116,081 |
| Net expense ratio | 15.6% | 13.4% | 10.3% |

***Specialty Risk and Extended Warranty Segment Results of Operations 2009 Compared to 2008***

*Gross Written Premium.* Gross written premium increased $45.4 million or 10.9% to $461.3 million for the year ended December 31, 2009 from $415.9 million for the year ended December 31, 2008. The increase resulted from the underwriting of new coverage plans, primarily in Europe which was partially offset by the strengthening of the U.S. dollar in 2009, which negatively impacted the Company's European business by approximately $19 million. Additionally, the segment was positively impacted by the assumption of unearned premium of approximately $37 million and $63 million in 2009 and 2008, respectively, on the underwriting of certain insurance programs.

*Net Written Premium.* Net written premium increased $36.4 million or 17.4% to $245.6 million from $209.2 million for the years ended December 31, 2009 and 2008, respectively. The increase in net written premium resulted from an increase of gross written premium for the year ended December 31, 2009 compared to gross written premium for the year ended December 31, 2008.

*Net Earned Premium.* Net earned premium increased $36.3 million or 23.6% to $190.2 million for the year ended December 31, 2009 from $153.9 million for the year ended December 31, 2008. As net premiums written are earned ratably over the term of a policy, which range from one to three years, the increase resulted from growth in net written premium between 2006 and 2009.

*Ceding Commission.* Ceding commission represents commission earned primarily through the Maiden Quota Share, whereby AmTrust receives a 31% or 34.375% commission, depending on the type of business, on earned premium ceded to Maiden Insurance. The ceding commission earned during the years ended December 31, 2009 and 2008 was $25.9 million and $27.0 million, respectively. Ceding commission was consistent year over year as growth in premium ceded to Maiden Insurance in 2009 was offset, primarily, by the allocation in related to the 2008 to this segment's of its proportionate share of ceding commission 2008 cession to Maiden Insurance of $78.2 million of unearned premium assumed in connection with the acquisition of UBI during the second quarter of 2008.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses were $98.8 million and $78.8 million for the years ended December 31, 2009 and 2008, respectively. The Company's loss ratio for the segment for the year ended December 31, 2009 increased to 51.9% from 51.2% for the year ended December 31, 2008. The loss ratio remained consistent year over year as 2009 was impacted by a one-time benefit of $11.8 million related to the acquisition of ACHL and the strengthening of the U.S. dollar, which had the effect of reducing loss adjustment expenses for the Company's European business by approximately $2.5 million. This was also offset by the impact of a reduction in 2008 of prior years loss reserves in the amount of $7 million and higher actuarial estimates based on actual losses in 2009.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $8.0 million or 16.8% to $55.6 million for the year ended December 31, 2009 from $47.6 million for the year ended December 31, 2008. The expense ratio increased to 15.6% for the year ended December 31, 2009 from 13.4% for the year ended December 31, 2008. The increase in the expense ratio resulted, primarily, from the decrease in ceding commission received from Maiden Insurance during the period. In 2008, the ceding commission, which is based on earned premium ceded by the Company, included the segment's proportionate share of ceding commission earned on the $78.2 million of unearned premium that the Company had assumed on June 1, 2008 in connection with the UBI acquisition. The ceding commission revenue is allocated to each segment based on that segment's proportionate share of the Company's overall acquisition costs. Therefore, the reduction in ceding commission had the effect of increasing acquisition costs compared to the corresponding period in 2008.

*Net Premiums Earned Less Expenses Included in Combined Ratio (Underwriting Income).* Net premiums earned less expenses included in combined ratio increased $7.3 million or 13.4% to $61.8 million for the years ended December 31, 2009 from $54.5 million for the year ended December 31, 2008. This increase largely reflects the growth in earned premium period over period.

### *Specialty Risk and Extended Warranty Segment Results of Operation 2008 Compared to 2007*

*Gross Written Premium.* Gross written premium increased $109.6 or 35.8% from $306.4 million to $415.9 million for the years ended December 31, 2007 and 2008, respectively. The increase in premium resulted, primarily, from the underwriting of new coverage plans, which included the benefit of an initial unearned premium assumption of $63 million on the underwriting of certain insurance programs and expansion of certain existing coverage plans, offset by the impact of the strengthening U.S. dollar on the Company's European operations.

*Net Written Premium.* Net written premium increased $71.6 million or 52.0% from $137.6 million to $209.2 million for the years ended December 31, 2007 and 2008, respectively. Net written premium reflected cessions of $131.6 million and $101.1 million to Maiden Insurance for the years ended 2008 and 2007, respectively, under the terms of the Maiden Quota Share. Before cessions to Maiden Insurance, net written premium increased $102.1 million in 2008 compared to 2007 and was the result of an increase in gross written premium.

*Net Earned Premium.* Net earned premium increased $37.8 or 32.6% from $116.1 million to $153.9 million for the year ended December 31, 2007 and 2008, respectively. Net earned premium for the years ended 2007 and 2008, respectively, reflected cessions of $33.6 million and $91.2 million to Maiden Insurance under the terms of the Maiden Quota Share. Before cessions to Maiden Insurance, earned premium increased $95.4 million for 2008 compared to 2007. This increase resulted from an increase in gross written premium during the preceding 12 months.

*Ceding Commission Revenue.* Ceding commission revenue increased $15.5 million or 134.8% from $11.5 million in 2007 to $27.0 million in 2008. The increase resulted from the impact of the Maiden Quota Share being in effect for a full year in 2008.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses decreased $3.1 million or 3.9% from $81.9 million to $78.8 million for the years ended December 31, 2007 and 2008, respectively. The loss ratio for the segment decreased to 51.2% for 2008 from 70.5% for 2007. The improvement of the loss ratio resulted from the Company's actual loss experience, which has continued to develop more favorably than the Company's actuarially projected ultimate losses as well as a reduction in loss reserves of approximately $7 million related to the prior accident years, which was offset against 2008 loss and loss adjustment expenses.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition Costs and Other Underwriting Expenses increased $24.1 million or 103% from $23.5 million to $47.6 million for the years ended December 31, 2007 and 2008, respectively. The increase related, primarily, to higher policy acquisition costs and salaries and benefits in 2008 attributable to the acquisition of IGI during the second quarter of 2007.

*Net Earned Premium Less Expenses Included in Combined Ratio (Underwriting Income).* Underwriting income increased to $54.5 million for the year ended December 31, 2008 from $22.3 million for the year ended December 31, 2007, an increase of $32.2 million or 144%. This increase was primarily attributable to growth in premium written combined with the improvement in the loss ratio.

***Specialty Middle Market Business Segment Results of Operations***

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Amounts in Thousands) | | |
| Gross written premium | $267,981 | $235,811 | $224,219 |
| Net written premium | 142,326 | 119,110 | 88,713 |
| Change in unearned premium | 2,359 | (6,976) | 1,779 |
| Net earned premiums | 144,685 | 112,134 | 90,492 |
| Ceding commission revenue – primarily related party | 28,607 | 29,444 | 14,906 |
| Loss and loss adjustment expense | 91,449 | 69,467 | 56,041 |
| Acquisition costs and other underwriting expenses | 68,994 | 58,254 | 40,426 |
| | 160,443 | 127,721 | 96,467 |
| Underwriting income | $ 12,849 | $ 13,857 | $ 8,931 |
| Key measures: | | | |
| Net loss ratio | 63.2% | 62.0% | 61.9% |
| Net expense ratio | 27.9% | 25.7% | 28.2% |
| Net combined ratio | 91.1% | 87.6% | 90.1% |
| Reconciliation of net expense ratio: | | | |
| Acquisition costs and other underwriting expenses | $ 68,994 | $ 58,254 | $ 40,426 |
| Less: Ceding commission revenue – primarily related party | 28,607 | 29,444 | 14,906 |
| | $ 40,387 | $ 28,810 | $ 25,520 |
| Net earned premium | $144,685 | $112,134 | $ 90,492 |
| Net expense ratio | 27.9% | 25.7% | 28.2% |

***Specialty Middle Market Business Segment Result of Operations 2009 Compared to 2008***

*Gross Written Premium.* Gross written premium increased $32.2 million or 13.6% to $268.0 million for the year ended December 31, 2009 from $235.8 million for the year ended December 31, 2008. The increase resulted from organic growth of approximately $15 million in certain product lines including workers compensation and other commercial package business lines. Additionally, the Company entered into an agreement during the third quarter of 2009 by which the Company assumed premium of approximately $25 million during 2009 on certain commercial lines of business. The increase was partially offset by a decline of $8 million on business the Company wrote on behalf of HSBC Insurance Company of Delaware pursuant to a 100% fronting arrangement which was entered into in connection with the Company's acquisition of WIC from an HSBC affiliate as an accommodation to HSBC and is now in run-off.

*Net Written Premium.* Net written premium increased $23.2 million or 19.5% to $142.3 million for the year ended December 31, 2009 from $119.1 million for the year ended December 31, 2008. The increase in net written premium resulted from an increase of gross written premium for the years ended December 31, 2009 compared to gross written premium for the year ended December 31, 2008.

*Net Earned Premium.* Net earned premium increased $32.6 million or 29.0% to $144.7 million for the year ended December 31, 2009 from $112.1 million for the year ended December 31, 2008. As premiums written earn ratably primarily over a twelve month period, the increase was a result of higher net written premium for the twelve months ended December 31, 2009 compared to the twelve months ended December 31, 2008.

*Ceding Commission.* Ceding commission represents commission earned primarily through the Maiden Quota Share, whereby AmTrust receives a 31% or 34.375% commission, depending on the type of business, on earned premium ceded to Maiden Insurance. The ceding commission earned during the years ended December 31, 2009 and 2008 was $28.6 million and $29.4 million, respectively. Ceding commission was consistent year over year as growth in premium ceded to Maiden Insurance in 2009 was offset, primarily, by the allocation in 2008 to this segment of its proportionate share of ceding commission related to the 2008 cession to Maiden Insurance of $78.2 million of unearned premium assumed in connection with the acquisition of UBI during the second quarter of 2008.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses increased $22.0 million or 31.7% to $91.5 million for the year ended December 31, 2009 compared to $69.5 million for the year ended December 31, 2008. The loss ratio for the segment increased for the year ended December 31, 2009 to 63.2% from 61.9% for the years ended December 31, 2008. The increase in the loss and loss adjustment expense ratio in 2009 resulted primarily from higher actuarial estimates based on actual losses.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting expenses increased $10.7 million or 18.4% to $69.0 million for the year ended December 31, 2009 from $58.3 million for the year ended December 31, 2008. The expense ratio increased to 27.9% for the year ended December 31, 2009 from 25.7% for the year ended December 31, 2008. The increase in the expense ratio resulted, primarily, from the decrease in ceding commission received from Maiden Insurance during the period. In 2008, the ceding commission, which is based on earned premium ceded by the Company, included the segment's proportionate share of ceding commission earned on the $78.2 million of unearned premium that the Company had assumed on June 1, 2008 in connection with the UBI acquisition. The ceding commission revenue is allocated to each segment based on that segment's proportionate share of the Company's overall acquisition costs. Therefore, the reduction in ceding commission had the effect of increasing acquisition costs compared to the corresponding period in 2008.

*Net Premiums Earned Less Expenses Included in Combined Ratio (Underwriting Income).* Net premiums earned less expenses included in combined ratio were $12.8 million and $13.9 million for the years ended December 31, 2009 and 2008, respectively. The decrease of $1.1 million resulted primarily from an increase in loss and loss adjustment expenses and policy acquisition costs.

***Specialty Middle Market Business Segment Result of Operations 2008 Compared to 2007***

*Gross Written Premium.* Gross written premium increased $11.6 million or 5.2% from $224.2 million to $235.8 million for the years ended 2007 and 2008, respectively. The increase resulted primarily from the growth of existing workers' compensation programs and commercial auto liability programs. The increase was offset by a decline in the credit business, which the Company wrote on behalf of HSBC Insurance Company of Delaware, pursuant to a 100% fronting arrangement entered into in connection with its acquisition of WIC in 2006. The gross written premium pursuant to the arrangement began winding down in 2008.

*Net Written Premium.* Net written premium increased $30.4 million or 34.3% from $88.7 million to $119.1 million for the years ended 2007 and 2008, respectively. Net written premium reflected cessions of $59.8 million and $71.7 million to Maiden Insurance for the years ended 2007 and 2008, respectively, under the terms of the Maiden Quota Share. Before cessions to Maiden Insurance, net written premium increased $42.3 million to 2008 compared 2007 and was the result of an increased writings over the last calendar year.

*Net Earned Premium.* Net earned premium increased $21.6 million or 23.9% from $90.5 million to $112.1 million for the years ended 2007 and 2008, respectively. Net earned premium for the years ended 2007 and 2008, respectively, reflected cessions of $29.1 million and $57.9 million to Maiden Insurance under the terms of the Maiden Quota Share. Before cessions to Maiden Insurance, earned premium increased $50.4 million for 2008 compared to 2007. The increase resulted from the change in net written premium.

*Ceding Commission Revenue.* Ceding commission revenue increased $14.5 million or 97.3% from $14.9 million in 2007 to $29.4 million in 2008. The increase resulted from the impact of the Maiden Quota Share being in effect for a full year in 2008.

*Loss and Loss Adjustment Expenses; Loss Ratio.* Loss and loss adjustment expenses increased $13.5 million or 24.1% from $56.0 million to $69.5 million for the years ended December 31, 2007 and 2008, respectively. The loss ratio for the segment for the year ended December 31, 2008 increased to 62.0% from 61.9% for the year ended December 31, 2007. The Company's actuarially projected ultimate losses remained consistent period over period.

*Acquisition Costs and Other Underwriting Expenses; Expense Ratio.* Acquisition costs and other underwriting Expenses increased $17.9 million from $40.4 million for the year ended December 31, 2007 to $58.3 million for the year ended December 31, 2008. The increase related primarily to higher policy acquisition costs during 2008.

*Net Premiums Earned Less Expenses Included in Combined Ratio (Underwriting Income).* Underwriting income increased $5.0 million to $13.9 million for the year ended December 31, 2008 from $8.9 million for the year ended December 31, 2007. This increase is attributable to growth in revenue and improvement in the expense ratio.

## Investment Portfolio

The first priority of our investment strategy is preservation of capital, with a secondary focus on maximizing an appropriate risk adjusted return. We expect to maintain sufficient liquidity from funds generated from operations to meet our anticipated insurance obligations and operating and capital expenditure needs, including debt service and additional payments in connection with our past producer network and renewal rights acquisitions. The excess funds will be invested in accordance with both the overall corporate investment guidelines as well as an individual subsidiary's investment guidelines. Our investment guidelines are designed to maximize investment returns through a prudent distribution of cash and cash equivalents, fixed maturities and equity positions. Cash and cash equivalents include cash on deposit, commercial paper, pooled short-term money market funds and certificates of deposit with an original maturity of 90 days or less. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. government agencies, obligations of U.S. and Canadian corporations, mortgages guaranteed by the Federal National Mortgage Association, the Government National Mortgage Association, the Federal Home Loan Mortgage Corporation, Federal Farm Credit entities, and asset-backed securities and commercial mortgage obligations. Our equity securities include common stocks of U.S. and Canadian corporations.

Our investment portfolio, including cash and cash equivalents, increased $52.8 million or 3.9% to $1,400.8 million at December 31, 2009 from $1,348.0 million as of December 31, 2008 (excluding $14.0 million and $13.5 million of other investments, respectively). During the quarter ended June 30, 2009, the Company disposed of a portion of its fixed maturities classified as held to maturity. As such, the Company assessed the appropriateness of continuing to classify its remaining fixed maturity portfolio as held to maturity. The Company determined that all remaining fixed maturities should be classified as available for sale under the provisions of ASC 320, *Investments — Debt and Equity Securities*. The effect of this one time reclassification increased the carrying value of the fixed securities by approximately $1.0 million. Our fixed maturity securities, gross, as of December 31, 2009 had a fair value of $1,085.4 million and an amortized cost of $1,080.9 million. Our equity securities are classified as available-for-sale, as defined by ASC 320. These securities are reported at fair value and were $50.4 million with a cost of $60.6 million as of December 31, 2009. Securities sold but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing rates. Sales of securities under repurchase agreements are accounted for as collateralized borrowing transactions and are recorded at their contracted amounts. Our investment portfolio is summarized in the table below by type of investment:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Carrying Value | Percentage of Portfolio | Carrying Value | Percentage of Portfolio |
| | (Amounts in Thousands) | | | |
| Cash and cash equivalents | $ 233,810 | 16.7% | $ 192,053 | 14.2% |
| Time and short-term deposits | 31,265 | 2.2 | 167,845 | 12.5 |
| U.S. treasury securities | 124,143 | 8.9 | 17,851 | 1.3 |
| U.S. government agencies | 47,424 | 3.4 | 21,434 | 1.6 |
| Municipals | 27,268 | 1.9 | 45,208 | 3.4 |
| Commercial mortgage back securities | 3,359 | 0.2 | 3,390 | 0.2 |
| Residential mortgage back securities: | | | | |
| Agency backed | 481,731 | 34.3 | 492,405 | 36.6 |
| Non-agency backed | 8,632 | 0.6 | — | — |
| Asset backed securities | 3,619 | 0.3 | 5,068 | 0.4 |
| Corporate bonds | 389,186 | 27.8 | 373,901 | 27.7 |
| Preferred stocks | 5,110 | 0.4 | 5,315 | 0.4 |
| Common stocks | 45,245 | 3.2 | 23,513 | 1.7 |
| | $1,400,792 | 100.0% | $1,347,983 | 100.0% |

As of December 31, 2009, the weighted average duration of our fixed income securities was 3.3 years and had a yield of 3.83%.

Other investments represented approximately 1.0% of the Company's total investment portfolio as of December 31, 2009 and 2008, respectively. At December 31, 2009 other investments consisted primarily of limited partnerships or hedge funds totaling $4.4 million, the equity investment in Warrantech of $1.3 million, an annuity of $1.4 million and miscellaneous investments totaling $6.9 million. At December 31, 2008 other investments consisted primarily of limited partnerships or hedge funds totaling $3.6 million, the equity investment in Warrantech of $2.1 million, an annuity of $1.3 million, an equity investment in a company in the amount of $0.9 million in the form of a secured loan and miscellaneous investments totaling $5.6 million.

The table below summarizes the credit quality of our fixed maturity securities as of December 31, 2009 and 2008 as rated by Standard and Poor's.

| | 2009 | 2008 |
|---|---|---|
| U.S. Treasury | 11.4% | 1.8% |
| AAA | 54.7 | 59.8 |
| AA | 2.2 | 4.5 |
| A | 20.7 | 25.1 |
| BBB, BBB+, BBB- | 9.7 | 6.3 |
| BB, BB+, BB- | 0.1 | 0.1 |
| B, B+, B- | — | 0.9 |
| Other (includes securities rated CC, CCC, CCC- and D) | 1.2 | 1.5 |
| Total | 100.0% | 100.0% |

The tables below summarizes the average duration by type of fixed maturity as well as detailing the average yield as of December 31, 2009 and 2008:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Average Yield % | Average Duration in Years | Average Yield % | Average Duration in Years |
| | | (Amounts in Thousands) | | |
| U.S. treasury securities | 3.59 | 7.7 | 4.22 | 6.2 |
| U.S. government agencies | 4.25 | 8.3 | 4.87 | 3.6 |
| Foreign government | 4.35 | 3.0 | 5.66 | 4.6 |
| Corporate bonds | 3.83 | 2.3 | 4.82 | 5.8 |
| Municipals | 5.91 | 10.0 | 5.37 | 10.1 |
| Mortgage and asset backed | 3.73 | 2.1 | 4.83 | 4.9 |

Quarterly, the Company's Investment Committee ("Committee") evaluates each security which has an unrealized loss as of the end of the subject reporting period for other-than-temporary-impairment. The Committee uses a set of quantitative and qualitative criteria to review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. Some of the criteria the Company considers include:

- the current fair value compared to amortized cost;
- the length of time the security's fair value has been below its amortized cost;
- specific credit issues related to the issuer such as changes in credit rating, reduction or elimination of dividends or non-payment of scheduled interest payments;
- whether management intends to sell the security and, if not, whether it is not more than likely than not that the Company will be required to sell the security before recovery of its amortized cost basis;
- the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings; and
- the occurrence of a discrete credit event resulting in the issuer defaulting on material outstanding obligation or the issuer seeking protection under bankruptcy laws.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company writes down investments immediately which it considers to be impaired based on the above criteria collectively. The investment committee maintains an individual list of investments that have been in a significant unrealized loss position in excess of 12 months for review of possible impairment. Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months.

During the year ended December 31, 2009, based on the criteria above, we determined that eleven equity securities and two fixed maturity securities were other-than-temporarily-impaired. The impairment charges of our fixed-maturities and equity securities for the years ended December 31, 2009, 2008 and 2007 are presented in the table below:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| Equity securities | $20,639 | $21,384 | $8,367 |
| Fixed maturity securities | 4,139 | 31,389 | — |
| | $24,778 | $52,773 | $8,367 |

In addition to the other-than-temporary impairment of $24.8 million recorded during 2009, at December 31, 2009, the Company had $14.7 million of gross unrealized losses related to equity securities. The Company's investment in equity securities consist of investments in preferred and common stocks across a wide range of sectors. The Company evaluated the near-term prospects for recovery of fair value in relation to the severity and duration of the impairment and has determined in each case that the probability of recovery is reasonable. Within the Company's portfolio of common and preferred stocks, 19 equity securities comprised $12.9 million, or 88% of the unrealized loss. The Company holds six securities in both the consumer products sector and healthcare sector, respectively, which represents approximately 8% and 20%, respectively, of the total fair value of the Company's equity portfolio and 25% and 36%, respectively, of the Company's unrealized losses. The Company also holds seven equity securities in the technology, industrial and financial sectors which have fair values of approximately 7%, 5% and 7%, of the Company's equity portfolio, respectively, and approximately 11%, 10% and 6%, respectively, of the Company's unrealized losses. The duration of these impairments ranges from 1 to 27 months. The remaining securities in a loss position are not considered individually significant and accounted for 12% of the Company's unrealized losses. The Company believes these securities will recover and that we have the ability and intent to hold them until recovery.

At December 31, 2009, the Company had $26.4 million of gross unrealized losses related to fixed income securities as of December 31, 2009. Corporate bonds represent approximately 36% of the fair value of our fixed maturities and approximately 94% of the total unrealized losses of our fixed maturities. The Company owns 151 corporate bonds in the industrial, financial and other sectors, which have a fair value of approximately 5%, 30% and 1%, of the Company's fixed maturity portfolio, respectively, and 0.4%, 92% and 1% of total unrealized losses, respectively, of our fixed maturities. The Company believes that the unrealized losses in these securities are the result, primarily, of general economic conditions and not the condition of the issuers, which we believe are solvent and have the ability to meet their obligations. Therefore, the Company expects that the market price for these securities should recover within a reasonable time.

The tables below summarize the gross unrealized losses of our fixed maturity and equity securities by length of time the security has continuously been in an unrealized loss position as of December 31, 2009:

| December 31, 2009 | Less than 12 Months | | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses |
| | | | | (Amounts in Thousands) | | | | |
| Common and preferred stock | $ 8,540 | $(2,934) | 13 | $ 23,295 | $(11,740) | 106 | $ 31,835 | $(14,674) |
| U.S. treasury securities | 110,393 | (748) | 26 | 802 | (58) | 1 | 111,195 | (806) |
| U.S. government agencies | 40,337 | (130) | 7 | — | — | — | 40,337 | (130) |
| Municipal bonds | 9,538 | (239) | 1 | 347 | (4) | 1 | 9,885 | (243) |
| Corporate bonds: | | | | | | | | |
| Finance | 33,777 | (572) | 16 | 165,773 | (23,812) | 36 | 199,550 | (24,384) |
| Industrial | 4,986 | (5) | 1 | 496 | (4) | 1 | 5,482 | (9) |
| Utilities | 1,370 | (42) | 1 | 1,801 | (284) | 2 | 3,171 | (326) |
| Commercial mortgage backed securities | — | — | — | — | — | — | — | — |
| Residential mortgage backed securities: | | | | | | | | |
| Agency backed | 22,935 | (107) | 2 | 105,346 | (317) | 9 | 128,281 | (424) |
| Non-agency backed | — | — | — | 22 | (11) | 1 | 22 | (11) |
| Asset-backed securities | — | — | — | 231 | (61) | 1 | 231 | (61) |
| Total temporarily impaired | $231,876 | $(4,777) | 67 | $298,113 | $(36,291) | 158 | $529,989 | $(41,068) |

There are 225 securities at December 31, 2009 that account for the gross unrealized loss, none of which is deemed by the Company to be OTTI. Significant factors influencing the Company's determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each security's cost, the nature of the investment and management's intent not to sell these securities and it being not more likely than not that the Company will be required to sell these investments before anticipated recovery of fair value to the Company's cost basis.

For further information on the Company's investments and related performance, see Note 3. "Investments" in the audited consolidated financial statements included elsewhere in this report.

## Liquidity and Capital Resources

AmTrust is organized as a holding company with eleven company insurance subsidiaries, primarily ("Insurance Subsidiaries"), as well as various other non-insurance subsidiaries. AmTrust's primary liquidity needs include debt payments, interest on debt, taxes and shareholder dividends. AmTrust's income is generated primarily from our insurance subsidiaries and investment income.

AmTrust may generate liquidity through a combination of debt or equity securities issuances, as well as financing through borrowing and sales of securities. In 2008, AmTrust entered into a three year $40 million term loan. Additionally, in 2008 AmTrust also issued a four year $30 million note in conjunction with the UBI acquisition. In 2007, AmTrust issued $40 million of junior subordinated debentures.

Our Insurance Subsidiaries principal sources of operating funds are premiums, investment income and proceeds from sales and maturities of investments. Our primary uses of operating funds include payments of claims and operating expenses. Currently, we pay claims using cash flow from operations and invest our excess cash primarily in fixed maturity and equity securities. We expect that projected cash flow from operations will provide us sufficient liquidity to fund our anticipated growth, by providing capital to increase the surplus of our insurance company subsidiaries as well as for payment of claims and operating expenses, payment of interest and principal on debt facilities and other holding company expenses until at least December 31, 2010. However, if our growth attributable to potential acquisitions, internally generated growth or a combination of these, exceeds our projections, we may have to raise additional capital sooner to support our growth.

The laws of the jurisdictions in which our Insurance Subsidiaries are organized regulate and restrict, under certain circumstances, their ability to pay dividends to us. As of December 31, 2009 and 2008, respectively, the Insurance Subsidiaries would have been permitted to pay dividends in the aggregate of approximately $202.3 million and $129.4 million, respectively. The Company's Insurance Subsidiaries paid dividends of $4.5 million in 2009. There were no dividends paid in 2008 and 2007. In addition, the terms of the Company's debt arrangements limit our ability to pay dividends on its common stock, and future borrowings may include prohibitions and restrictions on dividends. Additional information regarding our dividends is presented in the subheading "Certain International Tax Considerations" in Item 1. Business, in Item 1A. Risk Factors and in the subheading "Dividend Policy" in Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities appearing elsewhere in this Form 10-K.

We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short-term and long-term basis. Cash payments for claims were $180.1 million, $257.9 million and $313.1 million in 2007, 2008 and 2009, respectively. Since December 31, 2001, we have funded claim payments from cash flow from operations (principally premiums) net of amounts ceded to our third party reinsurers. We presently expect to maintain sufficient cash flow from operations to meet our anticipated claim obligations and operating and capital expenditure needs. Our cash and investment portfolio has increased from $1,348.0 million (excluding $13.5 million of other investments) at December 31, 2008 to $1,400.8 million (excluding $14.0 million of other investments) at December 31, 2009. We do not anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Should circumstances arise that would require us to do so, we may incur losses on such sales, which would adversely affect our results of operations and could reduce investment income in future periods.

***Comparison of Years Ended December 31, 2009 and 2008***

Net cash provided by operating activities was $164 million for the year ended December 31, 2009, compared to $64.3 million for the same period in 2008. For the year ended 2009, major components of cash provided by operating activities were premiums settled of $1,147.0 million offset by claim payments of $313.1 million, and overall higher level of cessions and operating expenses. For the year ended 2008, major components of cash provided by operating activities were premiums settled of $996.5 million offset by claim payments of $257.2 million, and overall higher level of cessions and operating expenses.

Net cash provided by investing activities was $26 million for the year ended December 31, 2009. Net cash used in investing activities was $176.0 million for the year ended December 31, 2008. In 2009, major components of net cash provided by investing activities primarily include net sales of investments for $32.4 million offset by capital expenditures of $5.5 million. In 2008, major components of net cash used in investing activities primarily included the acquisition of UBI for $55.9 million and net purchases of investments of $109.9 million.

Net cash used in financing activities was $151.4 million for the year ended December 31, 2009 compared to net cash provided in 2008 of $162.2 million. In 2009 cash used in financing included primarily of $111.7 million paid from settling repurchase agreements, principal payments on debt of $20.8 million, dividend payments of $13.1 million and share repurchases of $6.1 million. In 2008 cash provided from financing included primarily of $138.1 million received from entering into repurchase agreements as well as the issuance of a $40 million note offset by dividend payments of $10.2 million.

### Other Material Changes in Financial Position

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | (Amounts in Thousands) | |
| Selected Assets: | | |
| Premiums receivable, net | $ 495,871 | $ 419,577 |
| Reinsurance recoverable | 643,321 | 584,822 |
| Prepaid reinsurance premium | 410,553 | 372,030 |
| Deferred policy acquisition costs | 180,179 | 103,965 |
| Selected Liabilities: | | |
| Loss and loss expense reserves | $1,091,944 | $1,014,059 |
| Unearned premium | 871,779 | 759,915 |
| Accrued expenses and other liabilities | 180,325 | 144,304 |
| Securities sold under arrangements to repurchase, at contract value | 172,774 | 284,492 |

In 2009, premium receivables increased $76,294 as a result of a higher overall level of premium writing in 2009, related primarily to the acquisition of the CyberComp distribution network and renewal rights in the third quarter 2009 and the entering into a managing general agency relationship with Cardinal Comp in the fourth quarter of 2008. Reinsurance recoverable increased $58,499 and prepaid reinsurance premium increased $38,523 as a result of increased cessions to Maiden due to higher premium volumes. Deferred acquisition cost increased by $76,214, primarily, as result of increase in written premium volume and an associated increase in unearned premium. The premium growth was driven by business which has higher direct acquisition costs.

Loss and loss expense reserves increased $77,885 and unearned premium increased $111,864 in 2009 due primarily to higher premium writings in 2009. Accrued expenses and other liabilities increased by $36,021 primarily as the result of investment securities which were purchased but not settled prior to year-end. Securities sold under arrangements to repurchase, at contract value, decreased by 111,718 in 2009 as the Company settled their positions on a large percentage of these investments.

### Reinsurance

The following table summarizes the top ten reinsurers that account for approximately 94% of our reinsurance recoverables on paid and unpaid losses and loss adjustment expenses as of December 31, 2009:

| Reinsurer | A.M. Best Rating | Amount Recoverable as of December 31, 2009 |
|---|---|---|
| | (Amounts in Thousands) | |
| Maiden Insurance Company Ltd. | A- | $250,771 |
| Trinity Universal Insurance Company[1] | A- | 85,915 |
| American Home Assurance Company | A | 81,337 |
| National Workers' Compensation Reinsurance Pool[2] | | 48,548 |
| Excalibur Reinsurance Corporation[3] | NR-5 | 12,948 |
| Midwest Employers Casualty Company | A+ | 10,047 |
| MIC Property & Casualty Insurance Corp[4] | B++ | 8,712 |
| Hannover Ruckversicherungs AG | A- | 8,271 |
| General Reinsurance Corporation | A++ | 7,572 |
| Transatlantic Reinsurance Company | A | 4,263 |

(1) Amount recoverable from Trinity Universal is the result of the UBI acquisition. Prior to their acquisition by the Company, MCIC, SNIC, TUIC and TLIC ceded all of their net retention to Trinity Universal.

(2) As per the NWCRP Articles of Agreement reinsurance is provided through a 100% Quota Share Reinsurance Agreement entered into among the Servicing Carrier (TIC) and the participating companies (all carriers writing in the state) pursuant to the Articles of Agreement.

(3) At the time of the Company's acquisition of AIIC, PMA was a reinsurer of AIIC. PMA has subsequently changed its name to Excalibur. We continue to collect payments from Excalibur on a timely basis.

(4) At the time of the Company's acquisition of AIIC, MIC was a reinsurer of AIIC and had an A rating. On June 9, 2009 MIC was downgraded to B++. We continue to collect payments from MIC on a timely basis.

***Third Party Excess of Loss Reinsurance***

We purchase excess of loss reinsurance for our workers' compensation, commercial property and casualty business attributable to both the Small Commercial Business segment and the Specialty Middle Market Business segment, from third party reinsurers. Under excess of loss reinsurance, covered losses above a specified amount up to the limit of the reinsurance coverage are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. In return for this coverage, we pay our reinsurers a percentage of our net or gross earned insurance premiums subject to certain minimum reinsurance premium requirements. Different layers in our excess of loss reinsurance program are scheduled to renew at different times during the year.

*Workers' Compensation Excess of Loss*

The following description of our third party workers' compensation reinsurance protection covers the period from January 1, 2006 through December 31, 2009 and certain periods prior to January 1, 2006. While coverage effective dates vary by layer of coverage, we have grouped the coverages according to the effective date of the first excess layer. Some layers of this reinsurance include so-called "sunset clauses" which limit reinsurance coverage to claims reported within periods ranging from eight to eleven years of the inception of a 12-month contract period and may also include commutation clauses which permit reinsurers to terminate their obligations by making a final payment to us based on an estimate of their remaining liabilities, which may ultimately prove to be inadequate. In addition to insuring employers for their statutory workers' compensation liabilities, our workers' compensation policies provide insurance for the employers' tort liability (if any) for bodily injury or disease sustained by employees in the course of their employment. Certain layers of our workers' compensation reinsurance exclude coverage for such employers' liability insurance or provide coverage for such insurance at lower limits than the applicable limits for workers' compensation insurance.

*January 1, 2008 to January 1, 2010.* From January 1, 2008 to January 1, 2010, we retain the first $1 million per occurrence on workers' compensation claims other than those arising out of acts of terrorism. We cede losses greater than $1.0 million for such claims. Our reinsurance for such claims totals $129.0 million, structured as a five layer tower. The first two layers of this reinsurance exclude coverage for our participation in assigned risk plans.

- The first layer of this reinsurance provides $9.0 million of coverage per occurrence in excess of our $1.0 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $1.0 million per occurrence up to $10.0 million. Pursuant to the deductible provisions, for each of the two years of the contract term, we must pay a total amount of $1.25 million in workers' compensation losses incurred in excess of our $1.0 million per occurrence retention before we are entitled to any reinsurance recovery. Maiden Insurance reinsures 45% of this layer. We terminated the other 55% of this agreement at June 30, 2009 and Maiden's 45% share terminated as of December 31, 2009. As a result, we retain 55% of this layer for losses occurring on or after July 1, 2009;
- The second layer provides $10.0 million of coverage per occurrence in excess of $10.0 million. This layer reinsures losses in excess of $10.0 million per occurrence up to $20.0 million and has an aggregate limit of $20 million for each annual period;
- The third layer provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million per occurrence up to $50.0 million. A maximum of $10.0 million per individual claimant may be included as part of any loss. The third layer has an aggregate limit of $60.0 million for each 12-month contract period;

- The fourth layer provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million per occurrence. It reinsures losses in excess of $50.0 million per occurrence up to $80.0 million. A maximum of $10.0 million per individual claimant may be included as part of any loss. The fourth layer has an aggregate limit of $60.0 million for each 12-month contract period; and
- The fifth layer provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses greater than $80.0 million per occurrence up to $130.0 million per occurrence. A maximum of $10.0 million per individual claimant may be included as part of any loss. The fifth layer has an aggregate limit of $100.0 million for each 12-month contract period.

Effective for losses occurring on or after May 1, 2009, the top three layers were consolidated into two layers. The new third layer provides $40.0 million of coverage per occurrence excess of $20.0 million, subject to an annual aggregate limit of $80.0 million, and the new fourth layer provides $70.0 million of coverage per occurrence excess of $60.0 million, subject to an annual aggregate limit of $140.0 million.

The reinsurance provides aggregate coverage, excess of an aggregate retention of $20 million, for acts of terrorism, excluding acts of nuclear, biological or chemical terrorism. Any terrorism losses, of which there were none, count towards the annual aggregate limits of the reinsurance listed above.

*January 1, 2006 to January 1, 2008.* From January 1, 2006 to January 1, 2008, we retain the first $1 million per occurrence on workers' compensation claims other than those arising out of acts of terrorism. We cede losses greater than $1.0 million for such claims. Our reinsurance for such claims totals $129.0 million, structured as a five layer tower. The first two layers of this reinsurance exclude coverage for our participation in assigned risk plans.

- The first layer of this reinsurance, provides $9.0 million of coverage per occurrence in excess of our $1.0 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $1.0 million per occurrence up to $10.0 million per occurrence. Pursuant to the aggregate deductible provisions, for each of the two years of the contract term, we must pay a total amount of $1.25 million in workers' compensation losses incurred in excess of our $1.0 million per occurrence retention before we are entitled to any reinsurance recovery;
- The second layer provides $10.0 million of coverage per occurrence in excess of $10.0 million. This layer reinsures losses in excess of $10.0 million per occurrence up to $20.0 million and has an aggregate limit of $20 million for each annual period;
- The third layer provides $30.0 million of coverage per occurrence for claims in excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million per occurrence up to $50.0 million. It has limits of $10.0 million per individual. This means that if an individual is involved in a compensable claim, the maximum coverage provided under this layer would not exceed $10.0 million for that individual. The third layer has an aggregate limit of $60.0 million for the each 12-month contract period;
- The fourth layer provides $30.0 million of coverage per occurrence for claims in excess of $50.0 million. It reinsures losses in excess of $50.0 million per occurrence up to $80.0 million. The fourth layer has limits of $10.0 million per individual and an aggregate limit of $60.0 million for each 12-month contract period; and
- The fifth layer provides $50.0 million of coverage per occurrence for claims in excess of $80.0 million. It reinsures losses greater than $80.0 million per occurrence up to $130.0 million. The fifth layer has limits of $10.0 million ($5.0 million for losses occurring before May 1, 2005) per individual and an aggregate limit of $100.0 million for each 12-month contract period.

*January 1, 2005 to January 1, 2006.* From January 1, 2005 to January 1, 2006, we retain the first $0.6 million per occurrence on workers' compensation claims. We cede losses greater than $0.6 million for such claims. Our reinsurance for such claims totals $129.4 million, structured as a six layer tower. The first three layers of this reinsurance exclude coverage for our participation in assigned risk plans.

- The first layer of this reinsurance provides $4.4 million of coverage per occurrence excess of our $0.6 million retention. It has an annual aggregate deductible of $1.25 million and reinsures losses in excess of $0.6 million up to $5.0 million. Pursuant to the deductible provisions, we must pay a total amount of $1.25 million in workers' compensation losses incurred in 2005 in excess of our $0.6 million per occurrence retention before we are entitled to any reinsurance recovery;

- The second layer provides $5.0 million of coverage per occurrence excess of $5.0 million. This layer reinsures losses in excess of $5.0 million per occurrence up to $10.0 million;
- The third layer provides $10.0 million of coverage per occurrence excess of $10.0 million. The third layer reinsures losses in excess of $10.0 million up to $20.0 million. It has an aggregate limit of $20.0 million per 12-month contract period. This means that regardless of the number of occurrences in any 12-month contract period with insured losses in excess of $10.0 million, the aggregate amount paid under this layer would not exceed $20.0 million;
- The fourth layer provides $30.0 million of coverage per occurrence for claims excess of $20.0 million. This layer provides coverage for losses in excess of $20.0 million per occurrence up to $50.0 million. It has limits of $10.0 million per individual. This means that if an individual is involved in a compensable claim, the maximum coverage provided under this layer would not exceed $10.0 million for that individual. The fourth layer has an aggregate limit of $60.0 million for the entire 12-month contract period;
- The fifth layer provides $30.0 million of coverage per occurrence for claims excess of $50.0 million. It reinsures losses in excess of $50.0 million per occurrence up to $80.0 million. The fifth layer has limits of $10.0 million per individual and an aggregate limit of $60.0 million for the entire 12-month contract period; and
- The sixth layer provides $50.0 million of coverage per occurrence for claims excess of $80.0 million. It reinsures losses greater than $80.0 million per occurrence up to $130.0 million. The sixth layer has limits of $10.0 million ($5.0 million for losses occurring before May 1, 2005) per individual and an aggregate limit of $100.0 million for the entire 12-month contract period.

Certain layers of our reinsurance provide coverage for losses caused by terrorism. For terrorism losses in excess of $20.0 million per contract year, we have two layers of reinsurance, neither of which provides coverage for nuclear, biological or chemical terrorism. This reinsurance is provided net of any recovery that we receive from the federal government pursuant to the Terrorism Risk Insurance Act of 2002, as modified by the Terrorism Risk Insurance Extension Act of 2005 and Terrorism Risk Insurance Program Reauthorization Act of 2007 ("TRIA").

- The first layer of this reinsurance provides $40.0 million of coverage per occurrence for claims in excess of $20.0 million. It reinsures terrorism losses in excess of $20.0 million up to $50.0 million in the aggregate for the contract period; and
- The second layer of this reinsurance provides $70.0 million of coverage per contract year for claims in excess of $60.0 million. This layer provides coverage for losses in excess of $50.0 million up to $80.0 million in the aggregate for the contract period.

Terrorism recoveries are counted as part of the annual recoveries for the workers compensation layers. The annual aggregate limits referenced above for those layers are inclusive of any terrorism losses that may occur, and any such losses reduce the available annual limit accordingly.

*Casualty Reinsurance*

From June 1, 2008 through May 31, 2009, we retain the first $2 million per occurrence on third party liability (casualty) losses. We cede the amounts in excess of $2 million on each such loss. Our reinsurance for such claims totals $30 million per occurrence, in a three layer tower.

- The first layer of this reinsurance provides $3 million of coverage per occurrence in excess of our $2 million per occurrence retention. This layer has an annual aggregate reinsured limit of $12 million;
- The second layer of this reinsurance provides $7 million of coverage per occurrence in excess of $5 million per occurrence. This layer has an annual aggregate reinsured limit of $21 million; and
- The third layer of this reinsurance provides $20 million of coverage per occurrence in excess of $12 million per occurrence. This layer has an annual aggregate reinsured limit of $40 million.

Effective June 1, 2009 through December 31, 2010, as respects in-force, new and renewal business, the Company changed the structure of its casualty reinsurance program. As of that date, the company's non-program umbrella business is reinsured on a quota share basis, whereby the company cedes 70% of the first $5.0 million of loss per policy per occurrence or in the aggregate, and 100% of the next $5.0 million of loss per policy per occurrence or in the aggregate. The quota share protection inures to the benefit of the Company's casualty excess of loss program, which provides coverage as follows:

- The first layer of this reinsurance provides at least $2.5 million and up to $3.0 million of coverage per occurrence in excess of a variable $2.0 – $2.5 million per occurrence retention. This layer has an annual aggregate reinsured limit of $12.0 million;
- The second layer of this reinsurance provides $5.0 million of coverage per occurrence in excess of $5.0 million per occurrence. This layer has an annual aggregate reinsured limit of $15.0 million; and
- The third layer of this reinsurance provides $20.0 million of coverage per occurrence in excess of $10 million per occurrence. This layer has an annual aggregate reinsured limit of $40.0 million.

*Property Per Risk Excess Coverage:*

From June 1, 2008 through May 31, 2009, we retain the first $2 million per risk on property losses. We cede the amounts in excess of $2 million on each such loss. Our reinsurance for such claims totals $13 million per risk, subject to the per occurrence and aggregate reinsured limits noted below, in a two layer tower.

- The first layer of this reinsurance provides $3 million of coverage per risk in excess of our $2 million per risk retention. Recovery under this layer is limited to $6 million reinsured per occurrence and is further subject to an annual aggregate reinsured limit of $9 million; and
- The second layer of this reinsurance provides $10 million of coverage per risk in excess of $5 million per risk. Recovery under this layer is limited to $10 million reinsured per occurrence and is further subject to an annual aggregate reinsured limit of $20 million.

From June 1, 2009 through May 31, 2010, we retain the first $2 million per risk on property losses. We cede the amounts in excess of $2 million on each such loss. Our reinsurance for such claims totals $18 million per risk, subject to the per occurrence and aggregate reinsured limits noted below, in a two layer tower.

- The first layer of this reinsurance provides $3 million of coverage per risk in excess of our $2 million per risk retention. Recovery under this layer is limited to $6 million reinsured per occurrence and is further subject to an annual aggregate reinsured limit of $12 million; and
- The second layer of this reinsurance provides $15 million of coverage per risk in excess of $5 million per risk. Recovery under this layer is limited to $15 million reinsured per occurrence and is further subject to an annual aggregate reinsured limit of $30 million.

*Property Catastrophe Reinsurance*

From June 1, 2008 through May 31, 2009, we retain the first $4 million per occurrence on property losses per occurrence, net of recoveries under the property Per Risk Reinsurance referenced above. We cede the amounts in excess of $4 million on each such loss. Our reinsurance for such claims totals $61 million per occurrence, in a two layer tower.

- The first layer of this reinsurance provides $11 million of coverage per occurrence in excess of our $4 million retention. This layer has an annual aggregate reinsured limit of $22 million. We also purchase second reinstatement coverage that provides an additional $11 million of annual aggregate reinsured limit in the event that we incur more than $22 million in losses to the first layer during the contract period.
- The second layer of this reinsurance provides $50 million of coverage per occurrence in excess of $15 million per occurrence. This layer has an annual aggregate reinsured limit of $100 million.

From June 1, 2009 through May 31, 2010, we retain the first $5 million per occurrence on property losses per occurrence, net of recoveries under the Property Per Risk Reinsurance referenced above. We cede the amounts in excess of $5 million on each such loss. Our reinsurance for such claims totals $60 million per occurrence, in a two layer tower.

- The first layer of this reinsurance provides $10 million of coverage per occurrence in excess of our $5 million retention. This layer has an annual aggregate reinsured limit of $20 million; and
- The second layer of this reinsurance provides $50 million of coverage per occurrence in excess of $15 million per occurrence. This layer has an annual aggregate reinsured limit of $100 million.

TRIA requires that commercial property and casualty insurance companies offer coverage (with certain exceptions, such as with respect to commercial auto insurance) for certain acts of terrorism and has established a federal assistance program through the end of 2014 to help such insurers cover claims for terrorism-related losses. TRIA covers certified acts of terrorism, and the U.S. Secretary of the Treasury must declare the act to be a "certified act of terrorism" for it to be covered under this federal program. In addition, no certified act of terrorism will be covered by the TRIA program unless the aggregate insurance industry losses from the act exceed $100 million for each year. Under the TRIA program, the federal government covers 85% of the losses from covered certified acts of terrorism on commercial risks in the United States only, in excess of a deductible amount. This deductible is calculated as a percentage of an affiliated insurance group's prior year premiums on commercial lines policies (with certain exceptions, such as commercial auto insurance policies) covering risks in the United States. This deductible amount is 20% of such premiums.

TRIA, will expire at the end of 2014 and no assurance can be given that it will be renewed or that any such renewal will not be on materially less favorable terms.

*Specialty Risk and Extended Warranty Reinsurance*

Variable Quota Share Reinsurance.

Since January 1, 2003, we have maintained variable quota share reinsurance with Munich Reinsurance Company ("Munich Re") for our Specialty Risk and Extended Warranty insurance. The scope of this reinsurance arrangement is broad enough to cover all of our Specialty Risk and Extended Warranty insurance worldwide, except for creditor and GAP insurance. However, we do not cede to Munich Re the majority of our U.S. specialty risks and extended warranty business, although we may cede more of this U.S. business to Munich Re in the future.

Under quota share reinsurance arrangements, the ceding company cedes a percentage of each risk within the covered class or classes of business to the reinsurer and recovers the same percentage of the ceded loss and loss adjustment expenses. The ceding company pays the reinsurer the same percentage of the insurance premium on the ceded business, less a ceding commission. The ceding commission rate for our reinsurance with Munich Re is based upon a certain net loss ratio for the ceded business.

Under the variable quota share reinsurance arrangements with Munich Re, we may elect to cede from 10% to 50% of each covered risk, but Munich Re shall not reinsure more than £0.5 million for each ceded risk which we at acceptance regard as one individual risk. This means that regardless of the amount of insured losses generated by any ceded risk, the maximum coverage for that ceded risk under this reinsurance arrangement is £0.5 million. For the majority of the business ceded under this reinsurance arrangement, we cede 10% of the risk to Munich Re, but for some newer or larger risks, we have the option to cede a larger share to Munich Re. This reinsurance is subject to a limit of £2.5 million per occurrence of certain natural perils such as windstorms, earthquakes, floods and storm surge. Coverage for losses arising out of acts of terrorism is excluded from the scope of this reinsurance.

In addition to the above outlined programs, the Company also purchases quota share and/or excess treaty and/or facultative reinsurance for specific programs, specialty lines of business, or individual policies to limit our loss exposure and/or allow our program managers to share the risks and rewards of the business they produce.

**Reinsurance Agreement with Maiden Holdings, Ltd.**

During the third quarter of 2007, the Company and Maiden entered into a master agreement, as amended, by which they caused the Company's Bermuda affiliate, AII and Maiden Insurance to enter into a quota share reinsurance agreement (the "Maiden Quota Share") by which (a) AII retrocedes to Maiden Insurance an amount equal to 40% of the premium written by AmTrust's U.S., Irish and U.K. insurance companies (the "AmTrust Ceding Insurers"), net of the cost of unaffiliated insuring reinsurance (and in the case of

AmTrust's U.K. insurance subsidiary IGI, net of commissions) and 40% of losses and (b) AII transferred to Maiden Insurance 40% of the AmTrust Ceding Insurer's unearned premium reserves, effective as of July 1, 2007, with respect to then current lines of business, excluding risks for which the AmTrust Ceding Insurers' net retention exceeded $5,000 ("Covered Business"). AmTrust also agreed to cause AII, subject to regulatory requirements, to reinsure any insurance company which writes Covered Business in which AmTrust acquires a majority interest to the extent required to enable AII to cede to Maiden Insurance 40% of the premiums and losses related to such Covered Business. The Maiden Quota Share further provides that the AII receives a ceding commission of 31% of ceded written premiums on original lines of business. The Maiden Quota Share had an initial term of three years which was renewed for a successive three year term, through June 30, 2013 and will automatically renew for successive three year terms thereafter, unless either AII or Maiden Insurance notifies the other of its election not to renew not less than nine months prior to the end of any such three year term. In addition, either party is entitled to terminate on thirty day's notice or less upon the occurrence of certain early termination events, which include a default in payment, insolvency, change in control of AII or Maiden Insurance, run-off, or a reduction of 50% or more of the shareholders' equity of Maiden Insurance or the combined shareholders' equity of AII and the AmTrust Ceding Insurers. Effective June 1, 2008 the Maiden Quota Share was amended such that AII agreed to cede and Maiden Insurance agreed to accept and reinsure retail commercial package business, which the Company, through Affiliates, commenced writing effective June 1, 2008, in connection with its acquisition of UBI. AII ceded to Maiden Insurance 100% of the unearned premium related to in-force retail commercial package business and losses related thereto at the acquisition date and 40% the Company's net written premium and losses on retail commercial package business written or renewed on or after the effective date. AmTrust receives a ceding commission of 34.375% for retail commercial package business.

The Company recorded approximately $113 million, $114 million and $59 million of ceding commission during 2009, 2008 and 2007, respectively, as a result of this transaction. The agreement also will include, subject to regulatory requirements, the premiums and losses of any Covered Business of any, majority-owned insurance subsidiary that AmTrust may acquire in the future.

Maiden Holdings, Ltd. ("Maiden") is a publicly-held Bermuda insurance holding company (Nasdaq: MHLD) formed by Michael Karfunkel, George Karfunkel and Barry Zyskind, the principal shareholders, and, respectively, the chairman of the board of directors, a director, and the chief executive officer and director of the Company. As of December 31, 2009, assuming full exercise of outstanding warrants, Michael Karfunkel owns or controls approximately 15% of the issued and outstanding capital stock of Maiden, George Karfunkel owns or controls approximately 10.5% of the issued and outstanding capital stock of Maiden and Mr. Zyskind owns or controls approximately 5.7% of the issued and outstanding stock of Maiden. Mr. Zyskind serves as the non-executive chairman of the board of Maiden's board of directors. Maiden Insurance Company, Ltd ("Maiden Insurance"), a wholly-owned subsidiary of Maiden, is a Bermuda reinsurer.

**Other**

As part of the acquisition of Associated, the Company acquired a reinsurance recoverable as of the date of closing. The most significant reinsurance recoverable is from American Home Assurance Co. ("American Home"). AIIC's reinsurance relationship with American Home incepted January 1, 1998 on a loss occurring basis. From January 1, 1998 through June 30, 1999 the American Home reinsurance covered losses in excess of $0.25 million per occurrence up to statutory coverage limits. Effective April 1, 1999, American Home provided coverage in the amount of $0.15 million in excess of $0.1 million. This additional coverage terminated on December 31, 2001 on a run-off basis. Therefore, for losses occurring in 2002 that attached to a policy that was in effect in 2001, the retention was $0.1 million per occurrence. Effective January 1, 2002, American Home increased its attachment to $0.25 million per occurrence. The excess of loss treaty that had an attachment of $0.25 million was terminated on a run-off basis on December 31, 2002. Therefore, losses occurring in 2003 that attached to a 2002 policy were ceded to American Home at an attachment point of $0.25 million per occurrence.

We reevaluate our reinsurance programs annually or more frequently, as needed, and consider a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms. Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our premiums written to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.

### Term Loan

On June 3, 2008, the Company entered into a term loan with JP Morgan Chase Bank, N.A. in the aggregate amount of $40 million. The term of the loan is for a period of three years and requires quarterly principal payments of 3.3 million, which began on September 3, 2008 and end on June 3, 2011. The loan carries a variable rate and is based on a Eurodollar rate plus an applicable margin. The Eurodollar rate is a periodic fixed rate equal to the London Inter bank Offered Rate "LIBOR" and had a margin rate of 185 basis points and was 2.11% as of December 31, 2009. The Company can prepay any amount of the loan after the first anniversary date without penalty upon prior notice. The term loan contains affirmative and negative covenants, including limitations on additional debt, limitations on investments and acquisitions outside the Company's normal course of business. The loan requires the Company to maintain a debt to equity ratio of 0.35 to 1 or less. The Company recorded $1.5 million of interest expense during 2009 related to this agreement. The Company reduced the outstanding balance on the note during 2009 from $33.3 million to $20.0 million.

### Promissory Note

In connection with the stock and asset purchase agreement with a subsidiary of Unitrin, Inc., the Company issued a promissory note to Unitrin in the amount of $30 million. The note is non-interest bearing and requires four annual principal payments of $7.5 million, the first of which was paid June 1, 2009, and the remaining principal payments are due on June 1, 2010, 2011 and 2012. The Company calculated imputed interest of $3.2 million based on current interest rates available to the Company. Accordingly, the note's carrying balance was adjusted to $26.8 million at inception. The note is required to be paid in full immediately, under certain circumstances, including a default of payment or change of control of the Company. The Company recorded $1.1 million of interest expense during 2009 and the note's carrying value at December 31, 2009 was $21.1 million.

### Line of Credit

On June 3, 2008, the Company entered into an agreement for an unsecured line of credit with JP Morgan Chase Bank, N.A. in the aggregate amount of $25 million. The line is used for collateral for letters of credit. On June 30, 2009, the Company amended this agreement, whereby, the line was increased in the aggregate amount to $30 million and its term was extended to June 30, 2010. Interest payments are required to be paid monthly on any unpaid principal and bears interest at a rate of LIBOR plus 150 basis points. As of December 31, 2009, there was no outstanding balance on the line of credit. At December 31, 2009, the Company had outstanding letters of credit in place for $26.5 million which reduced the availability on the line of credit to $3.5 million as of December 31, 2009.

### Securities Sold Under Agreements to Repurchase, at Contract Value

The Company enters into repurchase agreements. The agreements are accounted for as collateralized borrowing transactions and are recorded at contract amounts. The Company receives cash or securities, that it invests in or holds in short term or fixed income securities. As of December 31, 2009, there were $172.8 million principal amount outstanding at interest rates between 0.25% and 0.30%. Interest expense associated with these repurchase agreements for 2009 was $1.6 million of which $0.002 million was accrued as of December 31, 2009. The Company has approximately $176.5 million of collateral pledged in support of these agreements.

### Note Payable — Collateral for Proportionate Share of Reinsurance Obligation

In conjunction with the Maiden Quota Share (See "Reinsurance"), AII entered into a loan agreement with Maiden Insurance during the fourth quarter of 2007, whereby, Maiden Insurance lends AII the amount of the obligations of the AmTrust Ceding Insurers that AII is obligated to secure, not to exceed the amount equal to the Maiden Insurance's proportionate share of such obligations to such AmTrust Ceding Insurers in accordance with the Maiden Quota Share agreement. The loan agreement was amended in February 2008 to provide for interest at a rate of LIBOR plus 90 basis points and is payable on a quarterly basis. Each advance under the loan is secured by a promissory note. Advances totaled $168.0 million as of December 31, 2009.

### Contractual Obligations and Commitments

The following table sets forth certain of our contractual obligations as of December 31, 2009:

### Contractual Obligations

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1 – 3 Years | 3 – 5 Years | More than 5 Years |
| | (Amounts in Thousands) | | | | |
| Loss and loss adjustment expenses[1] | $1,091,944 | 401,978 | 326,683 | 144,158 | 219,125 |
| Loss-based insurance assessments[2] | 7,305 | 2,213 | 2,242 | 1,149 | 1,701 |
| Operating lease obligations | 28,339 | 6,476 | 8,595 | 5,751 | 7,517 |
| Purchase obligations[3] | 5,228 | 1,928 | 3,300 | — | — |
| Employment agreement obligations | 11,064 | 5,189 | 5,616 | 259 | — |
| Debt and interest[4] | 609,318 | 34,562 | 47,917 | 191,176 | 335,663 |
| Total | $1.753,198 | $452,346 | $394,353 | $342,493 | $564,006 |

(1) The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2009 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense estimate process, see "Business — Loss Reserves." Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors — Risks Related to Our Business — Our loss reserves are based on estimates and may be inadequate to cover our actual losses" for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(2) We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

(3) We are required by the terms of certain purchase agreements to pay the seller an annual minimum override payment based on a contractually defined formula. The amount payable to the seller under these agreements could be materially higher if the premiums produced generate a higher payment than the calculated minimum payment.

(4) The interest related to the debt by period is as follows: $14.5 million — less than 1 year, $26.9 million — 1 – 3 years, $23.2 million — 3 – 5 years and $215.7 million — more than 5 years. In addition included within debt and interest is $168.0 million related to the Maiden collateral loan and $11.8 million of associated interest.

### Inflation

Property and casualty insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves, especially as it relates to medical and hospital rates where historical inflation rates have exceeded the general level of inflation. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated, which would require us to increase reserves and reduce earnings.

Fluctuations in rates of inflation also influence interest rates, which in turn impact the market value of our investment portfolio and yields on new investments. Operating expenses, including salaries and benefits, generally are impacted by inflation.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

*Market Risk.* Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are liquidity risk, credit risk, interest rate risk, foreign currency risk and equity price risk.

*Liquidity Risk.* Liquidity risk represents the potential inability of the Company to meet all payment obligations when they become due. The Company maintains sufficient cash and marketable securities to fund claim payments and operations. We purchase reinsurance coverage to mitigate the risk of an unexpected rise in claims severity or frequency from catastrophic events or a single large loss. The availability, amount and cost of reinsurance depend on market conditions and may vary significantly.

*Credit Risk.* Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our third party reinsurers. We address the credit risk related to the issuers of our fixed maturity securities by investing primarily in fixed maturity securities that are rated "BBB-" or higher by Standard & Poor's. We also independently monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ diversification policies that limit the credit exposure to any single issuer or business sector.

We are subject to credit risk with respect to our third party reinsurers. Although our third party reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers which have an A.M. Best rating of "A" (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment, including commutation, novation and letters of credit. See "— Reinsurance."

*Interest Rate Risk.* We had fixed maturity securities (excluding $31.3 million of time and short-term deposits) with a fair value of $1,085.4 million and a carrying value of $1,085.4 million as of December 31, 2009 that are subject to interest rate risk. Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct impact on the market valuation of our fixed maturity securities. We manage our exposure to interest rate risk through a disciplined asset and liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position.

The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of December 31, 2009 to selected hypothetical changes in interest rates, and the associated impact on our stockholders' equity. Because we anticipate that the Company will continue to meet its obligations out of income, we classify a portion of our fixed maturity securities, other than redeemable preferred stock, mortgage backed and corporate obligations, as held-to-maturity and carry them on our balance sheet at cost or amortized cost, as applicable. Any redeemable preferred stock we hold from time to time is classified as available-for-sale and carried on our balance sheet at fair value. Temporary changes in the fair value of our fixed maturity securities that are held-to-maturity, such as those resulting from interest rate fluctuations, do not impact the carrying value of these securities and, therefore, do not affect our shareholders' equity. However, temporary changes in the fair value of our fixed maturity securities that are held as available-for-sale do impact the carrying value of these securities and are reported in our shareholders' equity as a component of other comprehensive income, net of deferred taxes. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the fair value and carrying value of our fixed maturity securities and on our shareholders' equity, each as of December 31, 2009.

| Hypothetical Change in Interest Rates | Fair Value | Estimated Change in Fair Value | Hypothetical Percentage (Increase) Decrease in Shareholders' Equity |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| 200 basis point increase | $ 995,247 | $(90,114) | (10.3)% |
| 100 basis point increase | 1,030,865 | (54,496) | (6.2) |
| No change | 1,085,361 | — | — |
| 100 basis point decrease | 1,135,297 | 49,936 | 5.7 |
| 200 basis point decrease | 1,167,424 | 82,063 | 9.4 |

Changes in interest rates would affect the fair market value of our fixed rate debt instruments but would not have an impact on our earnings or cash flow. We currently have $332.8 million of debt instruments of which $144.8 million are fixed rate debt instruments. A fluctuation of 100 basis points in interest on our variable rate debt instruments, which are tied to LIBOR, would affect our earnings and cash flows by $1.9 million before income tax, on an annual basis, but would not affect the fair market value of the variable rate debt.

*Foreign Currency Risk.* We write insurance in the United Kingdom and certain other European Union member countries through AIU. While the functional currency of AIU is the Euro, we write coverages that are settled in local currencies, including the British Pound. We attempt to maintain sufficient local currency assets on deposit to minimize our exposure to realized currency losses. Assuming a 5% increase in the exchange rate of the local currency in which the claims will be paid and that we do not hold that local currency, we would recognize a $2.8 million before tax realized currency loss based on our outstanding foreign denominated reserves of $55.8 million at December 31, 2009.

*Equity Price Risk.* Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio, which include common stocks, non-redeemable preferred stocks and master limited partnerships. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and a decrease in our shareholders' equity. As of December 31, 2009, the equity securities in our investment portfolio had a fair value of $50.4 million, representing approximately two percent of our total invested assets on that date. We are fundamental long buyers and short sellers, with a focus on value oriented stocks. The table below illustrates the impact on our equity portfolio and financial position given a hypothetical movement in the broader equity markets. The selected scenarios in the table below are not predictions of future events, but rather are intended to illustrate the effect such events may have on the carrying value of our equity portfolio and on shareholders' equity as of December 31, 2009. The hypothetical scenarios below assume that the Company's Beta is 1 when compared to the S&P 500 index.

| Hypothetical Change in S&P 500 Index | Fair Value | Estimated Change in Fair Value | Hypothetical Percentage Increase (Decrease) in Shareholders' Equity |
|---|---|---|---|
| | (Amounts in Thousands) | | |
| 5% increase | $52,873 | $ 2,518 | 0.3% |
| No change | 50,355 | | |
| 5% decrease | 47,837 | (2,518) | (0.3)% |

*Off Balance Sheet Risk.* The Company has exposure or risk related to securities sold but not yet purchased.

## Item 8. Financial Statements and Supplementary Data

The financial statements and financial statement schedules listed in the accompanying Index to Consolidated Financial Statements and Schedules at page F-1 are filed as part of this report.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

### Disclosure Controls and Procedures

The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

### Changes in Internal Controls Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Management Report on Internal Control Over Financial Reporting

We, as management of the Company, are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2009, based on the control criteria established in a report entitled *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of December 31, 2009.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
AmTrust Financial Services, Inc.
New York, New York

We have audited AmTrust Financial Services, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AmTrust Financial Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AmTrust Financial Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AmTrust Financial Services, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 15, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

New York, New York
March 15, 2010

### Item 9B. Other Information

None.

## PART III

### Item 10. Directors and Executive Officers and Corporate Governance

The information required by Item 10 on Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in AmTrust Proxy Statement for the Annual Meeting of Stockholders to be held May 14, 2010 (the "Proxy Statement") captioned:

- "Item 1: Election of Directors";
- "Executive Officers";
- "Corporate Governance — Code of Business Conduct and Ethics" and " — Board Committees";
- "Section 16(a) Beneficial Ownership Reporting Compliance"; and
- "Report of the Audit Committee."

### Item 11. Executive Compensation

The information required by Item 11 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Executive Compensation"; and
- "Compensation Committee Interlocks and Insider Participation; and
- "Compensation Committee Report."

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

A portion of the information required by Item 12 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Security Ownership of Certain Beneficial Owners"; and
- "Security Ownership of Management".

Equity Compensation Plan Information.

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans or Programs |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 4,168,089 | 10.12 | 1,826,211 |
| Equity Compensation Plans Not Approved by Security Holders | — | — | — |
| Total | 4,168,089 | 10.12 | 1,826,211 |

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information responsive thereto contained in the sections in the Proxy Statement captioned:

- "Executive Compensation";
- "Corporate Governance — Independence of Directors"; and
- "Certain Relationships and Related Transactions."

### Item 14. Principal Accountant Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information responsive thereto contained in the section captioned "Item 2: Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

The financial statements and financial schedules listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report. The exhibits listed in the accompanying Index to Exhibits are filed as part of this report.

(b) Exhibits:

See Item 15(a).

(c) Schedules:

See Item 15(a)

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore, have been omitted.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**AMTRUST FINANCIAL SERVICES, INC.**

By: /s/ Ronald E. Pipoly, Jr.
Name: Ronald E. Pipoly, Jr.
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ Barry D. Zyskind<br>Barry D. Zyskind | Chief Executive Officer, President and Director<br>(Principal Executive Officer) | March 15, 2010 |
| /s/ Ronald E. Pipoly, Jr.<br>Ronald E. Pipoly, Jr. | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 15, 2010 |
| /s/ Michael Karfunkel<br>Michael Karfunkel | Chairman of the Board | March 15, 2010 |
| /s/ George Karfunkel<br>George Karfunkel | Director | March 15, 2010 |
| /s/ Donald T. DeCarlo<br>Donald T. DeCarlo | Director | March 15, 2010 |
| /s/ Abraham Gulkowitz<br>Abraham Gulkowitz | Director | March 15, 2010 |
| /s/ Jay J. Miller<br>Jay J. Miller | Director | March 15, 2010 |

## AMTRUST FINANCIAL SERVICES, INC.

## INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
AmTrust Financial Services, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of AmTrust Financial Services, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmTrust Financial Services, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AmTrust Financial Services, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
New York, New York
March 15, 2010

## AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
### (In Thousands, Except Par Value per Share)

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Investments: | | |
| Fixed maturities, held-to-maturity, at amortized cost (fair value $0; $50,242) | $ — | $ 48,881 |
| Fixed maturities, available-for-sale, at market value (amortized cost $1,080,914; $988,779) | 1,085,362 | 910,376 |
| Equity securities, available-for-sale, at market value (cost $60,639; $84,090) | 50,355 | 28,828 |
| Short-term investments | 31,265 | 167,845 |
| Other investments | 14,034 | 13,457 |
| **Total investments** | 1,181,016 | 1,169,387 |
| Cash and cash equivalents | 233,810 | 192,053 |
| Accrued interest and dividends | 7,617 | 9,028 |
| Premiums receivable, net | 495,871 | 419,577 |
| Note receivable – related party | 23,224 | 21,591 |
| Funds held with reinsurance companies | 110 | 110 |
| Reinsurance recoverable | 349,695 | 363,608 |
| Reinsurance recoverable – related party | 293,626 | 221,214 |
| Prepaid reinsurance premium | 148,425 | 128,519 |
| Prepaid reinsurance premium – related party | 262,128 | 243,511 |
| Prepaid expenses and other assets | 84,998 | 72,221 |
| Federal income tax receivable | 364 | 4,667 |
| Deferred policy acquisition costs | 180,179 | 103,965 |
| Deferred income taxes | 7,615 | 76,910 |
| Property and equipment, net | 15,858 | 15,107 |
| Goodwill | 53,156 | 49,794 |
| Intangible assets | 62,672 | 52,631 |
| | $3,400,364 | $3,143,893 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities:** | | |
| Loss and loss expense reserves | $1,091,944 | $1,014,059 |
| Unearned premiums | 871,779 | 759,915 |
| Ceded reinsurance premiums payable | 75,032 | 59,990 |
| Ceded reinsurance premium payable – related party | 86,165 | 102,907 |
| Reinsurance payable on paid losses | 1,238 | 8,820 |
| Funds held under reinsurance treaties | 690 | 228 |
| Securities sold but not yet purchased, at market | 16,315 | 22,608 |
| Securities sold under agreements to repurchase, at contract value | 172,774 | 284,492 |
| Accrued expenses and other current liabilities | 180,325 | 144,304 |
| Derivatives liabilities | 1,893 | 1,439 |
| Note payable on collateral loan – related party | 167,975 | 167,975 |
| Non interest bearing note payable – net of unamortized discount of $1,372; $2,439 | 21,128 | 27,561 |
| Term loan | 20,000 | 33,333 |
| Junior subordinated debt | 123,714 | 123,714 |
| **Total liabilities** | 2,830,972 | 2,751,345 |
| **Commitments and contingencies** | | |
| **Stockholders' equity:** | | |
| Common stock, $.01 par value; 100,000 shares authorized, 84,179 and 84,146 issued in 2009 and 2008, respectively; 59,314 and 60,033 outstanding in 2008 and 2007, respectively | 842 | 842 |
| Preferred stock, $.01 par value; 10,000 shares authorized | — | — |
| Additional paid-in capital | 543,977 | 539,421 |
| Treasury stock at cost; 24,866 and 24,113 shares in 2009 and 2008, respectively | (300,889) | (294,803) |
| Accumulated other comprehensive loss | (17,020) | (105,815) |
| Retained earnings | 342,482 | 252,903 |
| **Total stockholders' equity** | 569,392 | 392,548 |
| | $3,400,364 | $3,143,893 |

*See accompanying notes to consolidated financial statements.*

## AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF INCOME
### (In Thousands, Except Per Share Data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Revenues:** | | | |
| Premium income: | | | |
| Net premium written | $643,426 | $ 554,913 | $419,881 |
| Change in unearned premium | (69,544) | (115,816) | 24,355 |
| **Net earned premium** | 573,882 | 439,097 | 444,236 |
| Ceding commission – primarily related party | 113,931 | 115,474 | 62,842 |
| Service and fee income | 30,690 | 28,978 | 20,368 |
| Net investment income | 54,465 | 59,476 | 50,887 |
| Net realized gain (loss) on investments | (33,579) | (64,585) | 4,644 |
| Other investment (loss) income on managed assets | — | (2,900) | (6,053) |
| **Total revenues** | 739,389 | 575,540 | 576,924 |
| **Expenses:** | | | |
| Loss and loss adjustment expense | 327,771 | 238,303 | 276,986 |
| Acquisition costs and other underwriting expenses | 244,279 | 203,747 | 155,366 |
| Other underwriting expense | 22,232 | 17,318 | 13,816 |
| **Total expenses** | 594,282 | 459,368 | 446,168 |
| **Income before other income (expense), income tax expense and non-controlling interest** | 145,107 | 116,172 | 130,756 |
| **Other income (expenses):** | | | |
| Foreign currency gain | 2,459 | 2,700 | 129 |
| Interest expense | (16,884) | (18,277) | (10,089) |
| **Total other expenses** | (14,425) | (15,577) | (9,960) |
| **Income before provision for income tax expense and non-controlling interest** | 130,682 | 100,595 | 120,796 |
| Income tax expense | 27,459 | 20,567 | 36,709 |
| Non-controlling interest in net income of subsidiary | — | (2,900) | (6,053) |
| **Net income** | $103,223 | $ 82,928 | $ 90,140 |
| **Basic earnings per share** | $ 1.74 | $ 1.38 | $ 1.50 |
| **Diluted earnings per share** | $ 1.72 | $ 1.37 | $ 1.49 |
| **Dividends declared per common share** | $ 0.23 | $ 0.18 | $ 0.11 |
| **Weighted average common shares outstanding:** | | | |
| Basic | 59,433 | 59,991 | 59,958 |
| Diluted | 59,994 | 60,671 | 60,674 |
| **Net realized gain (loss) on investments:** | | | |
| Total other-than-temporary impairment losses | (24,778) | (52,773) | (8,367) |
| Portion of loss recognized in other comprehensive income | — | — | — |
| Net impairment losses recognized in earnings | (24,778) | (52,773) | (8,367) |
| Other net realized gain (loss) on investments | (8,801) | (11,812) | 13,011 |
| **Net realized gain (loss) on investments** | (33,579) | (64,585) | 4,644 |

*See accompanying notes to consolidated financial statements.*

## AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
**(In Thousands)**
**Years Ended December 31, 2009, 2008, 2007**

| | Common Stock | Preferred Stock | Additional Paid-in Capital | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2006** | 600 | — | 238,938 | — | 3,705 | 97,236 | 340,479 |
| **Comprehensive income, net of tax:** | | | | | | | |
| Net income | — | — | — | — | — | 90,140 | 90,140 |
| Foreign currency translation | — | — | — | — | (2,011) | — | (2,011) |
| Unrealized holding loss on investments | — | — | — | — | (32,954) | — | (32,954) |
| Reclassification adjustment for securities sold during the year | — | — | — | — | (428) | — | (428) |
| **Comprehensive income** | | | | | | | 54,747 |
| Stock option compensation | — | — | 1,830 | — | — | — | 1,830 |
| Stock repurchase | — | — | — | (59) | — | — | (59) |
| Acquisition of subsidiary | — | — | — | (294,612) | — | — | (294,612) |
| Issuance of common stock | 241 | — | 294,355 | — | — | — | 294,596 |
| Common stock dividend | — | — | — | — | — | (6,595) | (6,595) |
| **Balance, December 31, 2007** | 841 | — | 535,123 | (294,671) | (31,688) | 180,781 | 390,386 |
| **Comprehensive income, net of tax:** | | | | | | | |
| Net income | — | — | — | — | — | 82,928 | 82,928 |
| Foreign currency translation | — | — | — | — | (13,006) | — | (13,006) |
| Unrealized holding loss on investments | — | — | — | — | (71,502) | — | (71,502) |
| Reclassification adjustment for securities sold during the year | — | — | — | — | 10,381 | — | 10,381 |
| **Comprehensive income** | | | | | | | 8,801 |
| Stock option compensation | — | — | 3,136 | — | — | — | 3,136 |
| Stock repurchase | — | — | — | (132) | — | — | (132) |
| Exercise of stock options | 1 | — | 1,162 | — | — | — | 1,163 |
| Common stock dividend | — | — | — | — | — | (10,806) | (10,806) |
| **Balance, December 31, 2008** | 842 | — | 539,421 | (294,803) | (105,815) | 252,903 | 392,548 |
| **Comprehensive income, net of tax:** | | | | | | | |
| Net income | — | — | — | — | — | 103,223 | 103,223 |
| Foreign currency translation | — | — | — | — | 4,863 | — | 4,863 |
| Unrealized holding loss on investments | — | — | — | — | 63,370 | — | 63,370 |
| Reclassification adjustment for securities sold during the year | — | — | — | — | 20,562 | — | 20,562 |
| **Comprehensive income** | | | | | | | 192,018 |
| Stock option compensation | — | — | 4,241 | — | — | — | 4,241 |
| Stock repurchase | — | — | — | (6,086) | — | — | (6,086) |
| Exercise of stock options | — | — | 315 | — | — | — | 315 |
| Common stock dividend | — | — | — | — | — | (13,644) | (13,644) |
| **Balance, December 31, 2009** | 842 | — | 543,977 | (300,889) | (17,020) | 342,482 | 569,392 |

*See accompanying notes to consolidated financial statements.*

## AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In Thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 103,223 | $ 82,928 | $ 90,140 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 8,791 | 8,069 | 5,022 |
| Realized loss (gain) on marketable securities | 8,801 | 4,825 | (13,011) |
| Non-cash write-down of marketable securities | 24,778 | 52,773 | 8,367 |
| Bad debt expense | 4,843 | 2,804 | 2,225 |
| Stock option compensation | 4,241 | 3,136 | 1,830 |
| Discount on notes payable | 1,067 | 716 | — |
| Change in deferred tax asset | 57,673 | (40,408) | (26,960) |
| Foreign currency gain | (2,459) | (2,700) | (129) |
| Changes in assets – (increase) decrease: | | | |
| Premiums receivable | (81,137) | (117,653) | (62,448) |
| Reinsurance recoverable | 13,913 | (137,639) | (11,234) |
| Reinsurance recoverable – related party | (72,412) | (165,241) | (55,973) |
| Deferred policy acquisition costs | (76,214) | (33,062) | (14,469) |
| Prepaid reinsurance premiums | (19,906) | (20,934) | (32,096) |
| Prepaid reinsurance premiums – related party | (18,617) | (106,412) | (137,099) |
| Prepaid expenses and other assets | (8,696) | (48,399) | 8,259 |
| Changes in liabilities – increase (decrease): | | | |
| Reinsurance payable | 15,042 | (25,182) | 16,563 |
| Reinsurance payable – related party | (16,742) | 64,115 | 38,792 |
| Loss and loss expense reserves | 77,885 | 238,667 | 160,612 |
| Unearned premiums | 111,864 | 232,077 | 146,266 |
| Funds held under reinsurance treaties | 462 | (4,172) | (5,548) |
| Note payable – related party | — | 54,747 | 113,228 |
| Accrued expenses and other current liabilities | 27,191 | 21,253 | 15,881 |
| **Net cash provided by operating activities** | 163,591 | 64,308 | 248,218 |
| **Cash flows from investing activities:** | | | |
| Purchases of held to maturity fixed maturities | — | — | (61,078) |
| Purchases of available for sale fixed maturities | (224,875) | (600,926) | (1,096,784) |
| Purchases of equity securities | (26,893) | (44,834) | (141,092) |
| Purchases of other investments | — | (488) | (12,184) |
| Proceeds from maturities of held to maturity fixed maturities | 48,881 | 113,020 | 265,728 |
| Proceeds from sales of available for sale fixed maturities | 350,837 | 399,088 | 581,642 |
| Proceeds from sales of equity securities | 21,637 | 28,441 | 130,342 |
| Proceeds from (purchases of) short term investments, net | (136,580) | (19,304) | 47,599 |
| Proceeds from other investments | (576) | 15,065 | — |
| Note receivable – related party | — | (2,000) | (18,000) |
| Acquisition of a subsidiary, net of cash obtained | 6,545 | (55,883) | (35,742) |
| Acquisition of intangible assets from renewal rights | (7,904) | (3,204) | (1,800) |
| Capital expenditures | (5,519) | (4,975) | (1,751) |
| **Net cash provided by (used in) investing activities** | 25,553 | (176,000) | (343,120) |
| **Cash flows from financing activities:** | | | |
| Proceeds from issuance of note payable | — | 40,000 | — |
| Repayment of notes payable | (13,333) | (6,667) | — |
| Repayment of note to seller | (7,500) | — | — |
| Issuance of junior subordinate debentures | — | — | 40,000 |
| Repurchase agreements, net | (111,718) | 138,089 | 146,402 |
| Stock option conversion | 315 | 1,163 | — |
| Purchase of shares | (6,086) | (132) | (59) |
| Debt financing fees | — | (52) | (820) |
| Dividends on common stock | (13,088) | (10,200) | (5,396) |
| **Net cash provided (used) by financing activities** | (151,410) | 162,201 | 180,127 |
| **Effect of exchange rate changes on cash** | 4,023 | (3,793) | 196 |
| **Net (decrease) increase in cash and cash equivalents** | 41,757 | 46,716 | 85,421 |
| **Cash and cash equivalents, beginning year** | 192,053 | 145,337 | 59,916 |
| **Cash and cash equivalents, end of year** | $ 233,810 | $ 192,053 | $ 145,337 |
| **Supplemental disclosures of cash flow information** | | | |
| Cash paid during the year for: | | | |
| Interest | $ 14,601 | $ 14,428 | $ 9,240 |
| Debt issuance costs | — | 77 | 1,238 |
| Income taxes | 18,802 | 21,805 | 35,632 |

*See accompanying notes to consolidated financial statements.*

**Supplemental non-cash financing activity:**

In 2008, the Company issued a promissory note to Unitrin in the amount of $30,000 in connection with the acquisition of UBI business. The note is non interest bearing and required four annual principal payments of $7,500 beginning on June 1, 2009 through June 1, 2012. The Company calculated imputed interest of $3,155 based on interest rates available to the Company at the date of acquisition which was 4.5%. Accordingly, the note's carrying balance was adjusted to $26,845 at the acquisition. The Company included $1,016 and $716 of amortized discount on the note in its results of operations for the year ended December 31, 2009 and 2008, respectively. The note's carrying value at December 31, 2009 and 2008 was $21,128 and $27,561, respectively.

In 2007, the Company's principal shareholders contributed 24,089 shares of common stock with a carrying value of $294,612 in connection with a series of mergers to simplify the stock ownership of the Company. As a result, the Company issued 24,088 shares of common stock with a carrying value of $294,596.

*See accompanying notes to consolidated financial statements.*

## 1. Nature of Operations

AmTrust Financial Services, Inc. (the "Company") is an insurance holding company formed under the laws of Delaware. Through its wholly-owned subsidiaries, the Company provides specialty property and casualty insurance focusing on workers' compensation and commercial package coverage for small business, specialty risk and extended warranty coverage, and property and casualty coverage for middle market business.

The Company transacts business through eleven insurance company subsidiaries: Technology Insurance Company, Inc. ("TIC"), Rochdale Insurance Company ("RIC"), Wesco Insurance Company ("WIC"), Associated Industries Insurance Company, Inc. ("AIIC"), Milwaukee Casualty Insurance Company ("MCIC"), Security National Insurance Company ("SNIC"), AmTrust Insurance Company of Kansas, Inc. ("AICK") and Trinity Lloyd's Insurance Company ("TLIC"), which are domiciled in New Hampshire, New York, Delaware, Florida, Wisconsin, Texas, Kansas and Texas respectively; and AmTrust International Insurance Ltd. ("AII"), AmTrust International Underwriters Limited ("AIU") and IGI Insurance Company, Ltd. ("IGI"), which are domiciled in Bermuda, Ireland and England, respectively.

## 2. Significant Accounting Policies

*Basis of Reporting* — The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. The Company uses the equity method of accounting for its investment in Warrantech in which it owns a 27% ownership interest. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

*Premiums* — Insurance premiums, other than specialty risk and extended warranty, are recognized as earned on the straight-line basis over the contract period. Insurance premiums on specialty risk and extended warranty are earned based on estimated program coverage period. These estimates are based on the expected distribution of coverage periods by contract at inception, because a single contract may contain multiple coverage period options, these estimates are revised based on the actual coverage period selected by the insured. Unearned premiums represent the portion of premiums written which is applicable to the unexpired term of the contract or policy in force. Premium adjustments on contracts and audit premiums are based on estimates made over the contract period. Premiums earned but not yet billed to insureds are estimated and accrued, net of related costs. These estimates are subject to the effects of trends in payroll audit adjustments. Although considerable variability is inherent in such estimates, management believes that the accrual for earned but unbilled premiums is reasonable. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations. The Company historically has used a percentage of premium for establishing its allowance for doubtful accounts. The Company reviews its bad debt write-offs at least annually and adjusts its premium percentage as required. Allowance for doubtful accounts were approximately $9,396 and $8,131 at December 31, 2009 and 2008, respectively.

*Ceding Commission Revenue* — Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the direct acquisition costs of underlying insurance policies, generally on a pro-rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements. The Company records ceding commission revenue based on its current estimate of subject losses. The Company records adjustments to the ceding commission revenue in the period that changes in the estimated losses are determined.

**2. Significant Accounting Policies – (continued)**

*Loss and Loss Adjustment Expenses* — Loss and loss adjustment expenses ("LAE") represent the estimated ultimate net costs of all reported and unreported losses incurred through December 31. The reserves for unpaid losses and LAE are estimated using individual case-basis valuations and statistical analyses and are not discounted. Although considerable variability is inherent in the estimates of reserves for losses and LAE, management believes that the reserves for losses and LAE are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Such adjustments are included in current operations.

*Cash and Cash Equivalents* — Cash and cash equivalents are presented at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation ("FDIC") secures accounts up to $250 at these institutions. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

*Investments* — The Company accounts for its investments in accordance with ASC 320 (formerly known as Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"*), which requires that fixed-maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company's intention for those securities. In accordance with ASC 320, the Company has classified its fixed-maturities and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors. Available for sale fixed-maturity securities and equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders' equity. Realized gains and losses are determined on the specific identification method.

Quarterly, the Company's Investment Committee ("Committee") evaluates each security which has an unrealized loss as of the end of the subject reporting period for other-than-temporary-impairment. The Committee uses a set of quantitative and qualitative criteria to review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. Some of the criteria the Company considers include:

- the current fair value compared to amortized cost;
- the length of time the security's fair value has been below its amortized cost;
- specific credit issues related to the issuer such as changes in credit rating, reduction or elimination of dividends or non-payment of scheduled interest payments;
- whether management intends to sell the security and, if not, whether it is not more than likely than not that the Company will be required to sell the security before recovery of its amortized cost basis;
- the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings; and
- the occurrence of a discrete credit event resulting in the issuer defaulting on material outstanding obligation or the issuer seeking protection under bankruptcy laws.

Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company writes down investments immediately which it considers to be impaired based on the above criteria collectively. The investment committee maintains an individual list of investments that have been in a significant unrealized loss position in excess of 12 months for review of

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

possible impairment. Absent any of the above criteria, the Company generally considers an investment to be impaired when it has been in a significant unrealized loss position for over 24 months.

Based on guidance in FASB ASC 320-10-65 (Prior authoritative literature: FSP 115-2 *Recognition and Presentation of Other-Than-Temporary-Impairments*), in the event of the decline in fair value of a debt security, a holder of that security that does not intend to sell the debt security and for whom it is not more than likely than not that such holder will be required to sell the debt security before recovery of its amortized cost basis, is required to separate the decline in fair value into (a) the amount representing the credit loss and (b) the amount related to other factors. The amount of total decline in fair value related to the credit loss shall be recognized in earnings as an Other Than Temporary Impairment ("OTTI") with the amount related to other factors recognized in accumulated other comprehensive loss net loss, net of tax. OTTI credit losses result in a permanent reduction of the cost basis of the underlying investment. The determination of OTTI is a subjective process, and different judgments and assumptions could affect the timing of the loss realization. During 2009, 2008 and 2007, the Company recorded impairment write-downs of $24,778, $52,773 and $8,367, respectively after determining that certain of its investments were OTTI.

The following are the types of investments the Company has:

(a) Short-term investments — Short term investments are carried at cost, which approximates fair value, and include investments with maturities between 91 days and less than one year at date of acquisition. As of December 31, 2009 and 2008, short term investments consisted primarily of money market investments.

(b) Fixed maturities and equity securities — Fixed maturities and equity securities (common stocks, mutual funds and non-redeemable preferred stock) are classified as available-for-sale and carried at fair value. Unrealized gains or losses on available-for-sale securities are reported as a component of accumulated other comprehensive income.

(c) Mortgage and asset backed securities — For mortgage and asset backed securities, the Company recognizes income using the retrospective adjustment method based on prepayments and the estimated economic life of the securities. The effective yield reflects actual payments to date plus anticipated future payments.

(d) Limited partnerships — The Company uses the equity method of accounting for investments in limited partnerships in which its ownership interest of the limited partnership enables the Company to influence the operating or financial decisions of the investee company, but the Company's interest in the limited partnership does not require consolidation. The Company's proportionate share of equity in net income of these unconsolidated affiliates is reported in net investment income.

(e) Derivatives and hedging activities — The Company from time to time invests in a limited amount of derivatives and other financial instruments as part of its investment portfolio. Derivatives are financial arrangements among two or more parties with returns linked to an underlying equity, debt, commodity, asset, liability, foreign exchange rate or other index. Unless subject to a scope exclusion, the Company carries all derivatives on the consolidated balance sheet at fair value. The changes in fair value of the derivative are presented as a component of operating income. The Company primarily utilizes the following types of derivatives:

- Credit default swap contracts ("CDS"), which, are valued in accordance with the terms of each contract based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Fair values are based on the price of the underlying bond on the valuation date. The Company may be required to deposit collateral with the counterparty if the market values of the contract fall below a stipulated amount in the contract. Such amounts are limited to the total equity of the account;

**2. Significant Accounting Policies – (continued)**

- Interest rate swaps ("IS"), which are valued in terms of the contract between the Company and the issuer of the swaps, are based on the difference between the stated floating rate of the underlying indebtedness, in this case LIBOR, and a predetermined fixed rate for such indebtedness with the result that the indebtedness carries a net fixed interest rate; and
- Contracts for difference contracts ("CFD"), which, are valued based on the market price of the underlying stock. The Company may be required to deposit collateral with the counterparty if the market values of the contract fall below a stipulated amount in the contract.

(f) Securities sold under agreements to repurchase, at contract value — Securities sold under agreements to repurchase are accounted for as collateralized borrowing transactions and are recorded at their contracted repurchase amounts, plus accrued interest. The Company minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring exposure and collateral value and generally requiring additional collateral to be deposited with AmTrust when necessary.

Net investment income consists primarily of interest and dividends less expenses. Interest on fixed maturities, adjusted for any amortization of premium or discount, is recorded as income when earned. Investment expenses are accrued as incurred. Realized investment gains or losses are computed using the specific costs of securities sold, and, if applicable, include write-downs on investments having other-than-temporary decline in value.

*Fair Value of Financial Instruments* — The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures*. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the ASC 820 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. Additionally, valuation of fixed maturity investments is more subjective when markets are less liquid due to lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction could occur. Fair values of other financial instruments approximate their carrying values.

For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in the Level 1 hierarchy. The Company receives the quoted market prices from nationally recognized third-party pricing services ("pricing service"). When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value. This pricing method is used, primarily, for fixed maturities. The fair value estimates provided by the pricing service are included in the Level 2 hierarchy. If the Company determines that the fair value estimate provided by the pricing service does not represent fair value or if quoted market prices and an estimate from pricing services are unavailable, the Company produces an estimate of fair value based on dealer quotations of the bid price for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service. Depending on the level of observable inputs, the Company will then determine if the estimate is Level 2 or Level 3 hierarchy.

*Fixed Maturities.* The Company utilized a pricing service to estimate fair value measurements for all of its fixed maturities. The pricing service utilizes market quotations for fixed maturity securities that have quoted market prices in active markets. Since fixed maturities other than U.S. treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements using relevant

**2. Significant Accounting Policies – (continued)**

market data, benchmark curves, sector groupings and matrix pricing. The pricing service utilized by the Company has indicated it will produce an estimate of fair value only if there is verifiable information to produce a valuation. As the fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes, the estimates of fair value other than U.S. Treasury securities are included in Level 2 of the hierarchy. U.S. Treasury securities are included in the amount disclosed in Level 1 as the estimates are based on unadjusted prices. The Company's Level 2 investments include obligations of U.S. government agencies, municipal bonds, corporate debt securities and other mortgage backed securities.

*Equity Securities.* For public common and preferred stocks, the Company receives estimates from a pricing service that are based on observable market transactions and includes these estimates in Level 1 hierarchy.

*Other Investments.* The Company has approximately 1% of its investment portfolio, in limited partnerships or hedge funds where the fair value estimate is determined by a fund manager based on recent filings, operating results, balance sheet stability, growth and other business and market sector fundamentals. Due to the significant unobservable inputs in these valuations, the Company includes the estimate in the amount disclosed in Level 3 hierarchy. The Company has determined that its investments in Level 3 securities are not material to its financial position or results of operations.

*Derivatives.* The Company from time to time invests in a limited amount of derivatives and other financial instruments as part of its investment portfolio to manage interest rate changes or other exposures to a particular financial market. Derivatives, as defined in FASB ASC 815-10-15 (Prior authoritative literature: SFAS 133 "Accounting for Derivative Instruments and Hedging Activities"), are financial arrangements among two or more parties with returns linked to an underlying equity, debt, commodity, asset, liability, foreign exchange rate or other index. The Company carries all derivatives on its consolidated balance sheet at fair value. The changes in fair value of the derivative are presented as a component of operating income. Changes in fair value of a derivative used as a hedge are presented as a component of other comprehensive income. The Company primarily utilizes the following types of derivatives at any one time:

- Credit default swap contracts ("CDS"), which are valued in accordance with the terms of each contract between the Company and the issuer of the CDS based on the current interest rate spreads and credit risk of the referenced obligation of the underlying issuer and interest accrual through valuation date. Fair values are based on the price of the underlying bond on the valuation date. (The Company may be required to deposit collateral with the counterparty if the market values of the contract fall below a stipulated amount in the contract.) Such amounts are limited to the total equity of the account;

- Interest rate swaps ("IS"), which are valued in terms of the contract between the Company and the issuer of the swaps, are based on the difference between the stated floating rate of the underlying indebtedness, and a predetermined fixed rate for such indebtedness with the result that the indebtedness carries a net fixed interest rate; and

- Contracts for difference contracts ("CFD"), which, are valued based on the market price of the underlying stock. The Company may be required to deposit collateral with the counterparty if the market values of the contract fall below a stipulated amount in the contract.

The Company estimates fair value using information provided by the portfolio manager for IS and CDS and the counterparty for CFD and classifies derivatives as Level 3 hierarchy.

*Deferred Policy Acquisition Costs* — The Company defers commission expenses, premium taxes and assessments as well as certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. The Company may realize deferred policy acquisition costs only if the ratio

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

of loss and loss adjustment expense reserves (calculated on a discounted basis) to the premiums to be earned is less than 100%, as it historically has been. If, hypothetically, that ratio were to be above 100%, the Company could not continue to record deferred policy acquisition costs as an asset and may be required to establish a liability for a premium deficiency reserve. The Company considers anticipated investment income in determining whether a premium deficiency relating to short duration contracts exists. The change in net deferred acquisition costs was $76,214, $33,062 and $27,839 for the years ended December 31, 2009, 2008 and 2007, respectively. The amortization for deferred acquisition costs was $73,531, $70,250 and $36,551 in 2009, 2008 and 2007, respectively.

*Reinsurance* — Reinsurance premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums earned and losses incurred ceded to other companies have been recorded as a reduction of premium revenue and losses and LAE. Commissions allowed by reinsurers on business ceded have been recorded as ceding commission revenue. Reinsurance recoverables are reported relating to the portion of reserves and paid losses and LAE that are ceded to other companies. The Company remains liable for all loss payments, notwithstanding the failure to collect from the reinsurer.

*Assessments* — Insurance related assessments are accrued in the period in which they have been incurred. A typical obligating event would be the issuance of an insurance policy or the occurrence of a claim. The Company is subject to a variety of assessments, such as assessments by state guaranty funds and workers' compensation second injury funds. State guaranty funds assessments are used by state insurance regulators to cover losses of policyholders of insolvent insurance companies and for the operating expenses of such agencies. The Company uses estimated assessment rates in determining the appropriate assessment expense and accrual. The Company uses estimates derived from state regulators and/or National Association of Insurance Commissioners ("NAIC") Tax and Assessments Guidelines. Assessment expense for the years ended December 31, 2009, 2008 and 2007 was approximately $8,304, $14,464 and $9,640, respectively.

*Property and Equipment* — Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

| | |
|---|---|
| Building | 40 years |
| Equipment | 5 years |
| Computer equipment and software | 3 to 5 years |
| Leasehold improvements | Lesser of lease term or 15 years |

The Company accounts for its internal use software under ASC 350 "Intangibles-Goodwill and Other". Accordingly, the Company capitalizes costs of computer software developed or obtained for internal use that is specifically identifiable, has determinable lives and relates to future use.

*Goodwill and Intangible Assets* — The Company accounts for goodwill and intangible assets in accordance with ASC 350 *Intangibles-Goodwill and Other*. A purchase price paid that is in excess of net assets ("goodwill") arising from a business combination is recorded as an asset, and is not amortized. Intangible assets with a finite life are amortized over the estimated useful life of the asset. Intangible assets with an indefinite useful life are not amortized. Goodwill and intangible assets are tested for impairment on an annual basis or more frequently if changes in circumstances indicate that the carrying amount may not be recoverable. If the goodwill or intangible asset is impaired, it is written down to its realizable value with a corresponding expense reflected in the consolidated statement of operations. Goodwill and intangible assets with an indefinite useful life were carried at $70,924 and $68,645 as of December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, intangible assets with a finite life were valued at $44,902 and

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

$33,780, respectively. For the years ended December 31, 2009, 2008 and 2007, the Company amortized approximately $4,023, $4,106 and $2,800, respectively related to its intangible assets with a finite life.

*Income Taxes* — The Company joins its domestic subsidiaries in the filing of a consolidated Federal income tax return and is party to Federal income tax allocation agreements. Under the tax allocation agreements, the Company pays to or receives from its subsidiaries the amount, if any, by which the group's Federal income tax liability was affected by virtue of inclusion of the subsidiary in the consolidated Federal return.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The deferred tax asset primarily consists of book versus tax differences for premiums earned, loss and loss adjustment expense reserve discounting, policy acquisition costs, earned but unbilled premiums, and unrealized holding gains and losses on marketable equity securities. Changes in deferred income tax assets and liabilities that are associated with components of other comprehensive income, primarily unrealized investment gains and losses and foreign currency translation gains and losses, are recorded directly to other comprehensive income. Otherwise, changes in deferred income tax assets and liabilities are included as a component of income tax expense.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by taxing authorities. The Company's policy is to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in its income tax provision. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. Tax years 2005 through 2008 still subject to examination. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

*Foreign Currency* — The Company assigns functional currencies to its foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency and the resulting foreign exchange gains and losses are reflected in earnings. Functional currency amounts from the Company's foreign operations are then translated into U.S. dollars. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of accumulated other changes in equity from nonowner sources. The foreign currency remeasurement and translation are calculated using current exchange rates for the items reported on the balance sheets and average exchange rates for items recorded in earnings.

*Stock Compensation Expense* — The Company follows ASC 720 *Compensation-Stock Compensation* and recognizes compensation expense for its share-based payments based on the fair value of the awards. Share-based payments include restricted stock and stock option grants under the Company's 2005 Equity Incentive Plan. ASC 720 requires share-based compensation expense recognized to be based on estimated grant date fair value.

*Earnings Per Share* — Basic earnings per share are computed based on the weighted-average number of common shares outstanding. Diluted earnings per share are computed using the weighted-average number of common shares outstanding during the period adjusted for the dilutive impact of share options and unvested restricted shares using the treasury stock method.

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

*Treasury Stock* — The Company accounts for the treasury stock at the repurchase price as a reduction to stockholders' equity.

*Concentration and Credit Risk* — Financial instruments that potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, investments and accounts receivable. Investments are diversified through many industries and geographic regions through the use of money managers who employ different investment strategies. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash and investments. At December 31, 2009 and 2008, the outstanding premiums and notes receivable balance is generally diversified due to the number of entities composing the Company's customer base. To reduce credit risk, the Company performs ongoing evaluations of its customers' financial condition. The Company also has receivables from its reinsurers. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company periodically evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. It is the policy of management to review all outstanding receivables at period end as well as the bad debt write-offs experienced in the past and establish an allowance for doubtful accounts, if deemed necessary.

*Non-controlling Interest* — The ownership interest in consolidated subsidiaries of non-controlling interests is reflected as non-controlling interest. The Company's consolidation principles would also consolidate any entity in which the Company would be deemed a primary beneficiary. Non-controlling interest expense represents such non-controlling interests' in the earnings of that entity. All significant transactions and account balances between the Company and its subsidiaries were eliminated during consolidation.

*Use of Estimates* — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions, which include the reserves for losses and loss adjustment expenses, are subject to considerable estimation error due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. In addition, estimates and assumptions associated with the recognition and amortization of deferred policy acquisition costs, the determination of fair value of invested assets and related impairments, and the determination of goodwill and intangible impairments require considerable judgment by management. On an on-going basis, management reevaluates its assumptions and the methods of calculating its estimates. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

*Reclassifications* — Certain accounts in the prior years' consolidated financial statements have been reclassified for comparative purposes to conform to the current year's presentation. This did not have any impact on the net income of the Company.

*Recent Accounting Pronouncements* — In January 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*. The standard amends ASC Topic 820, *Fair Value Measurements and Disclosures* to require additional disclosures related to transfers between levels in the hierarchy of the fair value measurement. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. The standard does not change how fair values are measured. Accordingly, the standard did not have an impact on the Company.

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162* ("The Codification"). The Codification supersedes all existing U.S. accounting standards issued by the FASB and other related private sector standard setters into a single source

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

of authoritative accounting principles arranged by topic and will serve as the single source of authoritative non-governmental U.S. Generally Accepted Accounting Principles. The codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to U.S. GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

In June 2009, the FASB issued new guidance on the accounting for the transfers of financial assets. The new guidance, which was issued as SFAS No. 166, *Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140* has not yet been adopted into Codification. SFAS 166 requires additional disclosures for transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a qualifying special-purpose entity and changes the requirements for derecognizing financial assets. SFAS 166 is effective on a prospective basis for the annual period beginning after November 15, 2009 and interim and annual periods thereafter. The Company does not expect that the provisions of SFAS 166 will have a material effect on its results of operations, financial position or liquidity.

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* has not yet been adopted into Codification. The revised guidance requires an analysis of whether a company has: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance, and (2) the obligation to absorb the losses that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. The revised guidance also requires an entity to be re-evaluated as a variable interest entity when the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights to direct the activities that most significantly impact the entity's economic performance. The revised guidance requires additional disclosures about a company's involvement in variable interest entities and an ongoing assessment of whether a company is the primary beneficiary. The revised guidance is effective on a prospective basis for the annual period beginning after November 15, 2009 and interim and annual periods thereafter. The Company does not expect that the revised guidance will have a material effect on its results of operations, financial position or liquidity.

In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855, *Subsequent Events*, is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: "recognized subsequent events" and "non-recognized subsequent events." Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company's financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009. The adoption of the new guidance on April 1, 2009 had no effect on the Company's results of operations, financial position or liquidity.

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is now part of ASC 320, *Investments — Debt and Equity Securities*, an other than temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not an entity will be required to sell the debt security before its anticipated recovery. Additionally, the new guidance changes the presentation and amount of other-than-temporary losses recognized in the income statement for instances when the Company determines that there is a credit loss on a debt security

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

but it is more likely than not that the entity will not be required to sell the security prior to the anticipated recovery of its remaining cost basis. For these debt securities, the amount representing the credit loss will be reported as an impairment loss in the Consolidated Statement of Income and the amount related to all other factors will be reported in accumulated other comprehensive income. The new guidance also requires the presentation of other-than-temporary impairments separately from realized gains and losses on the face of the income statement.

In addition to the changes in measurement and presentation, the new guidance is intended to enhance the existing disclosure requirements for other-than-temporary impairments and requires all disclosures related to other-than-temporary impairments in both interim and annual periods. The new guidance was effective for interim periods ended after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The Company adopted the new guidance on April 1, 2009. The adoption did not have a material impact on its results of operations, financial position, or liquidity.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820, *Fair Value Measurements and Disclosures*, requires the disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. The provisions of the new guidance were effective for interim periods ended after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The Company adopted the new provisions on April 1, 2009 and the adoption did not have a material effect on its results of operations, financial position or liquidity.

In August 2009, the FASB issued updated guidance for the accounting for the fair value measurement of liabilities. The guidance provides clarification that in certain circumstances, in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, and/or another valuation technique that is consistent with the principles of fair value measurements. The guidance also clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and, if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The guidance was effective for interim and annual periods beginning after August 27, 2009. The adoption of the guidance on October 1, 2009 did not have any effect on the Company's results of operations, financial position or liquidity.

In April 2009, the FASB issued new guidance related to the disclosure of the fair value of financial instruments. The new guidance, which is now part of ASC 820, *Fair Value Measurements and Disclosures*, requires disclosure about fair value of financial instruments in interim and annual financial statements. The new guidance was effective for periods ended after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The Company adopted the new provisions on April 1, 2009 and the adoption did not have a material effect on its results of operations, financial position or liquidity.

In June 2008, the FASB issued new guidance on determining whether instruments granted in share-based payment transactions are participating securities. The new guidance, which is now part of ASC 260, *Earnings per Share,* clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of earnings per share under the two-class method. This new guidance was effective for financial statements issued for fiscal years which began after December 15, 2008 and required all presented prior-period earnings per share data to be adjusted retrospectively. The new guidance did not have an impact on the Company's results of operations, financial position or liquidity.

(In Thousands, Except Per Share Data)

**2. Significant Accounting Policies – (continued)**

In April 2008, the FASB issued revised guidance on determining the useful life of intangible assets. The revised guidance, which is now part of ASC 350, Intangibles — Goodwill and Other, amends the factors that should be considered in developing assumptions about renewals or extensions used in estimating the useful life of a recognized intangible. The revised guidance was effective for financial statements issued for fiscal years which began after December 15, 2008. The measurement provisions of the revised guidance relate only to intangible assets of the Company acquired after the effective date. The revised guidance did not have a material impact on the Company's consolidated results of operations, financial position or liquidity.

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance, which is now part of ASC 815, *Derivatives and Hedging Activities*, requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The new guidance was effective for financial statements issued for fiscal years and interim periods which began after November 15, 2008. The new guidance did not have a material impact on the Company's consolidated results of operations, financial position or liquidity.

In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now part of ASC 805, *Business Combinations*, requires the fair value measurement of assets acquired, liabilities assumed and any non-controlling interest in the acquiree, at the acquisition date with limited exceptions. Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed. The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date, as part of the cost of the acquisition. Under the revised guidance, those costs are recognized in the consolidated statement of income separately from the business combination. In addition, the revised guidance includes recognition, classification and measurement guidance for assets and liabilities related to insurance and reinsurance contracts acquired in a business combination. The revised guidance applied to business combinations for acquisitions occurring on or after January 1, 2009.

In December 2007, the FASB issued new guidance for the accounting for non-controlling interests. The new guidance, which is now part of ASC 810, *Consolidation*, establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. In addition, it clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated statements. The new guidance became effective on a prospective basis beginning January 1, 2009, except for presentation and disclosure requirements which are applied on a retrospective basis for all periods presented. The new guidance did not have a material impact on the Company's consolidated results of operations, financial position or liquidity.

## 3. Investments

### *(a) Available-for-Sale Securities*

The amortized cost, estimated fair value and gross unrealized appreciation and depreciation of equity securities are presented in the tables below:

| (Amounts in Thousands) As of December 31, 2009 | Original or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Preferred stock | $ 5,996 | $ — | $ (886) | $ 5,110 |
| Common stock | 54,642 | 4,391 | (13,788) | 45,245 |
| U.S. treasury securities | 124,566 | 383 | (806) | 124,143 |
| U.S. government agencies | 47,030 | 524 | (130) | 47,424 |
| Municipal bonds | 26,580 | 931 | (243) | 27,268 |
| Corporate bonds: | | | | |
| Finance | 338,746 | 9,560 | (24,384) | 323,922 |
| Industrial | 47,986 | 2,770 | (9) | 50,747 |
| Utilities | 13,866 | 977 | (326) | 14,517 |
| Commercial mortgage backed securities | 3,295 | 64 | — | 3,359 |
| Residential mortgage backed securities: | | | | |
| Agency backed | 467,555 | 14,600 | (424) | 481,731 |
| Non-agency backed | 7,808 | 835 | (11) | 8,632 |
| Asset-backed securities | 3,482 | 198 | (61) | 3,619 |
| | $1,141,552 | $35,233 | $(41,068) | $1,135,717 |

| (Amounts in Thousands) As of December 31, 2008 | Original or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| Preferred stock | $ 6,765 | $ — | $ (1,450) | $ 5,315 |
| Common stock | 77,325 | 189 | (54,001) | 23,513 |
| U.S. treasury securities | 13,892 | 1,820 | — | 15,712 |
| U.S. government agencies | 18,986 | 1,332 | — | 20,318 |
| Municipal bonds | 45,773 | 367 | (932) | 45,208 |
| Corporate bonds: | | | | |
| Finance | 360,912 | 900 | (65,006) | 296,806 |
| Industrial | 85,549 | 486 | (17,491) | 68,544 |
| Utilities | 8,876 | 110 | (434) | 8,552 |
| Commercial mortgage backed securities | 3,773 | — | (383) | 3,390 |
| Residential mortgage backed securities: | | | | |
| Agency backed | 445,513 | 9,160 | (7,894) | 446,779 |
| Non-agency backed | — | — | — | — |
| Asset-backed securities | 5,505 | — | (438) | 5,067 |
| | $1,072,869 | $14,364 | $(148,029) | $939,204 |

Proceeds from the sale of investments in available-for-sale securities during the years ended December 31, 2009, 2008, and 2007 were approximately $421,355, $427,529 and $711,984, respectively.

**3. Investments – (continued)**

A summary of the Company's available-for-sale fixed securities as of December 31, 2009, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| (Amounts in Thousands)<br>Available-for-Sale Debt Securities: | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 15,776 | $ 15,888 |
| Due after one through five years | 129,176 | 125,193 |
| Due after five through ten years | 347,030 | 341,002 |
| Due after ten years | 102,377 | 101,536 |
| Mortgage backed securities | 486,555 | 501,743 |
| Total fixed maturities | $1,080,914 | $1,085,362 |

***(b) Held-to-Maturity Securities***

During the year ended December 31, 2009, the Company disposed of a portion of its fixed maturities classified as held to maturity. As such, the Company assessed the appropriateness of its remaining fixed maturity portfolio classified as held to maturity. The Company determined that all remaining fixed maturities should be classified as available for sale under the provisions of FASB ASC 320-10 (Prior authoritative literature: SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*). The effect of this one time reclassification increased the carrying value of the fixed maturities by approximately $1,000.

The amortized cost, estimated fair value and gross unrealized appreciation and depreciation of fixed maturity investments as of December 31, 2008 are presented in the table below:

| (Amounts in Thousands) | Original or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| U.S. treasury securities | $ 2,139 | $ 143 | $ — | $ 2,282 |
| U.S. government agencies | 1,116 | 181 | — | 1,297 |
| Residential mortgage backed securities – agency backed | 45,626 | 1,183 | (146) | 46,663 |
| | $48,881 | $1,507 | $(146) | $50,242 |

Proceeds from sale of investments in held-to-maturity securities during the years ended December 31, 2008 and 2007 were $113,020 and $265,728, respectively.

### 3. Investments – (continued)

#### *(c) Investment Income*

Net investment income for the years ended December 31, 2009, 2008 and 2007 was derived from the following sources:

| (Amounts in Thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturity securities | $47,675 | $48,919 | $37,989 |
| Equity securities | 2,084 | 934 | 1,691 |
| Cash and short term investments | 4,173 | 16,302 | 10,369 |
| Loss on other investments | — | — | (523) |
| Loss on equity investment in Warrantech | (822) | (991) | (749) |
| Interest on note receivable – related party | 2,967 | 3,170 | 2,796 |
| | 56,077 | 66,456 | 51,573 |
| Less: Investment expenses and interest expense on securities sold under agreement to repurchase | (1,612) | (8,858) | (686) |
| | $54,465 | $59,476 | $50,887 |

#### *(d) Realized Gains and Losses*

The tables below indicate the gross realized gains and losses for the years ended December 31, 2009, 2008 and 2007.

| (Amounts in Thousands)<br>Year Ended December 31, 2009 | Gross Gains | Gross Losses | Net Gains and Losses |
|---|---|---|---|
| Fixed maturity securities | $ 6,421 | $ (5,536) | $ 885 |
| Equity securities | 5,617 | (10,734) | (5,117) |
| Derivatives | — | (4,569) | (4,569) |
| Write-down of fixed maturity securities | — | (4,429) | (4,429) |
| Write-down of equity securities | — | (20,349) | (20,349) |
| | $12,038 | $(45,617) | $(33,579) |

| (Amounts in Thousands)<br>Year Ended December 31, 2008 | Gross Gains | Gross Losses | Net Gains and Losses |
|---|---|---|---|
| Fixed maturity securities | $ — | $(10,585) | $(10,585) |
| Equity securities | 2,873 | (2,034) | 839 |
| Derivatives | 533 | (2,599) | (2,066) |
| Write-down of fixed maturity securities | — | (31,389) | (31,389) |
| Write-down of equity securities | — | (21,384) | (21,384) |
| | $3,406 | $(67,991) | $(64,585) |

| (Amounts in Thousands)<br>Year Ended December 31, 2007 | Gross Gains | Gross Losses | Net Gains and Losses |
|---|---|---|---|
| Fixed maturity securities | $ 6,132 | $ (1,450) | $ 4,682 |
| Equity securities | 14,406 | (4,790) | 9,616 |
| Derivatives | 1,462 | (2,749) | (1,287) |
| Write-down of equity securities | $ — | $ (8,367) | $(8,367) |
| | $22,000 | $(17,356) | $ 4,644 |

**3. Investments – (continued)**

***(e) Unrealized Gains and Losses***

Net unrealized gain (loss) on available-for-sale securities were as follows:

| (Amounts in Thousands)<br>Year Ended December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Fixed maturity securities | $ 4,444 | $ (78,403) | $(18,383) |
| Equity securities | (10,283) | (55,262) | (27,919) |
| Total net unrealized gain (loss) | (5,839) | (133,665) | (46,302) |
| Deferred income tax benefit (expense) | 2,044 | 46,783 | 16,206 |
| Net unrealized losses, net of deferred income tax | (3,795) | (86,882) | (30,096) |
| (Increase) decrease in net unrealized losses, net of deferred income tax | $ 83,087 | $ (56,786) | $(33,765) |

Net unrealized losses on held-to-maturity fixed maturity securities were as follows:

| (Amounts in Thousands)<br>Year Ended December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net unrealized gains (losses) | $— | $1,361 | $ 760 |
| Increase (decrease) in net unrealized gains (losses) | — | 601 | 3,261 |

***(f) Other Than Temporary Impairment***

OTTI charges of our fixed-maturities and equity securities for the years ended December 31, 2009, 2008 and 2007 are presented in the table below:

| (Amounts in Thousands)<br>Year Ended December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Equity securities recognized in earnings | $20,639 | $21,384 | $8,367 |
| Fixed maturity securities recognized in earnings | 4,139 | 31,389 | — |
| | $24,778 | $52,773 | $8,367 |

### 3. Investments – (continued)

The tables below summarize the gross unrealized losses of our fixed maturity and equity securities by length of time the security has continuously been in an unrealized loss position as of December 31, 2009 and 2008:

| | Less Than 12 Months | | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| (Amounts in Thousands) December 31, 2009 | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses |
| Common and preferred stock | $ 8,540 | $(2,934) | 13 | $ 23,295 | $(11,740) | 106 | $ 31,835 | $(14,674) |
| U.S. treasury securities | 110,393 | (748) | 26 | 802 | (58) | 1 | 111,195 | (806) |
| U.S. government agencies | 40,337 | (130) | 7 | — | — | — | 40,337 | (130) |
| Municipal bonds | 9,538 | (239) | 1 | 347 | (4) | 1 | 9,885 | (243) |
| Corporate bonds: | | | | | | | | |
| Finance | 33,777 | (572) | 16 | 165,773 | (23,812) | 36 | 199,550 | (24,384) |
| Industrial | 4,986 | (5) | 1 | 496 | (4) | 1 | 5,482 | (9) |
| Utilities | 1,370 | (42) | 1 | 1,801 | (284) | 2 | 3,171 | (326) |
| Residential mortgage backed securities: | | | | | | | | |
| Agency backed | 22,935 | (107) | 2 | 105,346 | (317) | 9 | 128,281 | (424) |
| Non-agency backed | — | — | — | 22 | (11) | 1 | 22 | (11) |
| Asset-backed securities | — | — | — | 231 | (61) | 1 | 231 | (61) |
| Total temporarily impaired | $231,876 | $(4,777) | 67 | $298,113 | $(36,291) | 158 | $529,989 | $(41,068) |

There are 225 securities at December 31, 2009 that account for the gross unrealized loss, none of which is deemed by the Company to be OTTI. Significant factors influencing the Company's determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each security's cost, the nature of the investment and management's intent not to sell these securities and it being not more likely than not that the Company will be required to sell these investments before anticipated recovery of fair value to the Company's cost basis.

| | Less Than 12 Months | | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| (Amounts in Thousands) Available-for-Sale December 31, 2008 | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses |
| Common and preferred stock | $ 10,189 | $(11,175) | 148 | $ 16,437 | $ (44,276) | 225 | $ 26,626 | $ (55,451) |
| U.S. treasury securities | — | — | — | — | — | — | — | — |
| Municipal bonds | 15,171 | (932) | 29 | — | — | — | 15,171 | (932) |
| Corporate bonds: | | | | | | | | |
| Finance | 77,675 | (11,420) | 45 | 191,012 | (53,586) | 66 | 268,687 | (65,006) |
| Industrial | 31,545 | (6,839) | 31 | 23,780 | (10,652) | 17 | 55,325 | (17,491) |
| Utilities | 3,945 | (97) | 4 | 1,754 | (337) | 2 | 5,699 | (434) |
| Commercial mortgage backed securities | 3,390 | (383) | | — | — | — | 3,390 | (383) |
| Residential mortgage backed securities: | | | | | | | | |
| Agency backed | 103,732 | (4,454) | 7 | 97,095 | (3,440) | 8 | 200,827 | (7,894) |
| Non-agency backed | — | — | — | — | — | — | — | — |
| Asset-backed securities | 5,045 | (422) | 8 | 22 | (16) | 1 | 5,067 | (438) |
| Total temporarily impaired | $250,692 | $(35,722) | 278 | $330,100 | $(112,307) | 320 | $580,792 | $(148,029) |

### 3. Investments – (continued)

There are 598 securities at December 31, 2008 that account for the gross unrealized loss for available-for-sale securities, none of which is deemed by the Company to be an OTTI. Significant factors influencing the Company's determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each security's cost, the nature of the investment and management's intent not to sell these securities and it being not more likely than not that the Company will be required to sell these investments before anticipated recovery of fair value to the Company's cost basis.

| (Amounts in Thousands) Held-to-Maturity December 31, 2008 | Less Than 12 Months | | | 12 Months or More | | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses | No. of Positions Held | Fair Market Value | Unrealized Losses |
| Residential mortgage agency backed | $501 | $(2) | 1 | $4,931 | $(144) | 20 | $5,432 | $(146) |
| Total temporarily impaired | $501 | $(2) | 1 | $4,931 | $(144) | 20 | $5,432 | $(146) |

There are 21 securities at December 31, 2008 that account for the gross unrealized loss for held-to-maturity securities, none of which is deemed by the Company to be an OTTI. Significant factors influencing the Company's determination that unrealized losses were temporary included the magnitude of the unrealized losses in relation to each security's cost, the nature of the investment and management's intent not to sell these securities and it being not more likely than not that the Company will be required to sell these investments before anticipated recovery of fair value to the Company's cost basis.

#### *(g) Derivatives*

The following table presents the notional amounts by remaining maturity of the Company's Interest Rate Swaps and Credit Default Swaps as of December 31, 2009:

| (Amounts in Thousands) | Remaining Life of Notional Amount[1] | | | | |
|---|---|---|---|---|---|
| | One Year | Two Through Five Years | Six Through Ten Years | After Ten Years | Total |
| Interest rate swaps | $— | $20,000 | $— | $— | $20,000 |
| Credit default swaps | — | 12,000 | — | — | 12,000 |
| | $— | $32,000 | $— | $— | $32,000 |

(1) Notional amount is not representative of either market risk or credit risk and is not recorded in the consolidated balance sheet.

The Company from time to time invests in a limited amount of derivatives and other financial instruments as part of its investment portfolio to manage interest rate changes or other exposures to a particular financial market. The Company records changes in valuation on its derivative positions not designated as a hedge as a component of net realized gains and losses. The Company records changes in valuation on its hedge positions as a component of other comprehensive income. As of December 31, 2009, the Company did not have any derivatives designated as a hedge. Additionally, the Company records changes in valuation on its interest rate swap related to its term loan (See "Note 11. Debt") as a component of interest expense.

#### *(h) Other*

Securities sold but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value and as of December 31, 2009 and 2008 was $15,360 and $20,690 for corporate bonds, respectively, and $955 and $1,918 for equity securities, respectively. These transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, may exceed the amount reflected at

**3. Investments – (continued)**

December 31, 2009. Substantially all securities owned are pledged to the clearing broker to sell or repledge the securities to others subject to certain limitations.

During 2009, the Company entered into repurchase agreements. The agreements are accounted for as collateralized borrowing transactions and are recorded at contract amounts. The Company receives cash or securities, that it invests or holds in short term or fixed income securities. As of December 31, 2009 there were $172,774 principal amount outstanding at interest rates between 0.25% and 0.3%. Interest expense associated with these repurchase agreements for the year ended 2009 was $1,612 of which $23 was accrued as of December 31, 2009. The Company has $176,494 of collateral pledged in support of these agreements. As of December 31, 2008 there were $284,492 principal amount outstanding at interest rates between 2.5% and 3.0%. Interest expense associated with these repurchase agreements for the year ended 2008 was $8,835 of which $692 was accrued as of December 31, 2008. The Company has $293,444 of collateral pledged in support of these agreements.

At December 31, 2009 and 2008, the Company through its domestic insurance subsidiary currently has assets with a fair value of $32,723 and $31,962, respectively on deposit with various state departments of insurance. These deposits are held for benefits of insurance company policyholders.

## 4. Fair Value of Financial Instruments

### *Fair Value Hierarchy*

The following tables present the level within the fair value hierarchy at which the Company's financial assets and financial liabilities are measured on a recurring basis as of December 31, 2009 and 2008:

| (Amounts in Thousands) | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| As of December 31, 2009 | | | | |
| Assets: | | | | |
| Fixed securities | $1,085,362 | $124,123 | $961,219 | $ — |
| Equity securities | 50,355 | 50,355 | — | — |
| Other investments | 14,034 | — | — | 14,034 |
| | $1,148,751 | $174,498 | $961,219 | $14,034 |
| Liabilities: | | | | |
| Securities sold but not yet purchased, market | $ 16,315 | $ 955 | $ 15,360 | $ — |
| Securities sold under agreements to repurchase, at contract value | 172,774 | — | 172,774 | — |
| Derivatives | 1,893 | — | — | 1,893 |
| | $ 190,982 | $ 955 | $188,134 | $ 1,893 |

**4. Fair Value of Financial Instruments – (continued)**

| (Amounts in Thousands) | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| As of December 31, 2008 | | | | |
| Assets: | | | | |
| Held-to-maturity fixed securities | $ 50,242 | $ 2,282 | $ 47,960 | $ — |
| Available-for-sale fixed securities | 910,376 | 15,712 | 886,769 | 7,895 |
| Equity securities | 28,828 | 28,828 | — | — |
| Other investments | 13,457 | — | — | 13,457 |
| | $1,002,903 | $46,822 | $934,729 | $21,352 |
| Liabilities: | | | | |
| Securities sold but not yet purchased, market | $ 22,608 | $ 1,918 | $ 20,690 | $ — |
| Securities sold under agreements to repurchase, at contract value | 284,492 | — | 284,492 | — |
| Derivatives | 1,439 | — | — | 1,439 |
| | $ 308,539 | $ 1,918 | $305,182 | $ 1,439 |

The Company had transfers between levels during 2009 and 2008 of $0 and $7,895, respectively.

The following tables provide a summary of changes in fair value of the Company's Level 3 financial assets and financial liabilities for the years ended December 31, 2009 and 2008:

| (Amounts in Thousands) | Assets | Liabilities | Total |
|---|---|---|---|
| Year ended December 31, 2009: | | | |
| Beginning balance as of January 1, 2009 | $21,352 | $(1,439) | $19,913 |
| Total net losses included in: | | | |
| Net income | (39) | (4,569) | (4,608) |
| Other comprehensive loss | 2,544 | — | 2,544 |
| Purchases and issuances | 165 | — | 165 |
| Sales and settlements | (9,988) | 4,115 | (5,873) |
| Net transfers into (out of) Level 3 | — | — | — |
| Ending balance as of December 31, 2009 | $14,034 | $(1,893) | $12,141 |

| (Amounts in Thousands) | Assets | Liabilities | Total |
|---|---|---|---|
| Year ended December 31, 2008: | | | |
| Beginning balance as of January 1, 2008 | $28,035 | $(4,101) | $23,934 |
| Total net losses included in: | | | |
| Net income | — | 2,662 | 2,662 |
| Other comprehensive loss | (6,262) | — | (6,262) |
| Purchases and issuances | 488 | — | 488 |
| Sales and settlements | (8,804) | — | (8,804) |
| Net transfers into (out of) Level 3 | 7,895 | — | 7,895 |
| Ending balance as of December 31, 2008 | $21,352 | $(1,439) | $19,913 |

(In Thousands, Except Per Share Data)

**4. Fair Value of Financial Instruments – (continued)**

The Company uses the following methods and assumptions in estimating its fair value disclosures for financial instruments:

- *Equity and Fixed Income Investments:* Fair value disclosures for these investments are disclosed above elsewhere in this note. The carrying values of cash, short term investments and investment income accrued approximate their fair values;
- *Premiums Receivable:* The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values due to the short term nature of the asset;
- *Subordinated Debentures and Debt:* The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

**5. Acquisitions**

***CyberComp***

In September 2009, the Company acquired from subsidiaries of Swiss Re America Holding Corp. ("Swiss Re") access to the distribution network and renewal rights to CyberComp ("CyberComp"), a Swiss Re web-based platform providing workers' compensation insurance to the small to medium-sized employer market. CyberComp operates in 26 states and distributes policies through a network of 13 regional wholesale agencies and over 600 retail agents. The purchase price is equal to a percentage of gross written premium through the third anniversary of the closing of the transaction. Upon closing, the Company made an initial payment to Swiss Re in the amount of $3,000 which represents an advance on the purchase price and the minimum amount payable pursuant to the purchase agreement. In accordance with FASB ASC 805, the Company recorded a purchase price of $6,300 which consisted of $2,800 of renewal rights, $2,300 of distribution networks, $700 of trademarks and $500 of goodwill as part of the Small Commercial Business segment. The intangible assets were determined to have useful lives of between two years and 15 years. The Company produced approximately $17,700 of gross written premium in 2009 as a result of this transaction.

***ACHL***

During the three months ended March 31, 2009, the Company, through a subsidiary, acquired all the issued and outstanding stock of Imagine Captive Holdings Limited ("ICHL"), a Luxembourg holding company, which owned all of the issued and outstanding stock of Imagine Re Beta SA, Imagine Re (Luxembourg) 2007 SA and Imagine Re SA (collectively, the "Captives"), each of which is a Luxembourg domiciled captive insurance company, from Imagine Finance SARL ("SARL"). ICHL subsequently changed its name to AmTrust Captive Holdings Limited ("ACHL") and the Captives changed their names to AmTrust Re Beta, AmTrust Re 2007 (Luxembourg) and AmTrust Re, respectively. The purchase price of ACHL was $.02 million which represented the capital of ACHL. In accordance with FASB ASC 805-10, the Company recorded approximately $12,500 of cash, $66,500 of receivables and $79,000 of loss reserves. ACHL is included in the Company's Specialty Risk and Extended Warranty segment.

Additionally, the Captives had previously entered into a stop loss agreement with Imagine Insurance Company Limited ("Imagine") by which Imagine agreed to cede certain losses to the Captives. Concurrently, with the Company's purchase of ACHL, the Company, through AII, entered into a novation agreement by which AII assumed all of Imagine's rights and obligations under the stop loss agreement.

(In Thousands, Except Per Share Data)

**5. Acquisitions – (continued)**

In October 2009, ACHL acquired all the issued and outstanding stock of Watt Re, a Luxembourg domiciled captive insurance company, from CREOS LUXEMBOURG S.A. (formerly CEGEDEL S.A.) and ENOVOUS Luxembourg S.A. (formerly CEGEDEL PARTICIPATIONS S.A.). Watt Re subsequently changed its name to AmTrust Re Gamma. The purchase price of Watt Re was approximately $30,200. The Company recorded approximately $34,500 of cash, intangible assets of $5,500 and a deferred tax liability of approximately $9,800. The Company assigned a life of three years to the intangible assets.

In December 2009, ACHL acquired all the issued and outstanding stock of Group 4 Falck Reinsurance S.A. a Luxembourg domiciled captive insurance company, from Group 4 Securitas (International) B.V. Group 4 Falk Reinsurance S.A. subsequently changed its name to AmTrust Re Omega. The purchase price of Group 4 Falck Reinsurance S.A. was approximately $22,800. The Company recorded approximately $25,100 of cash, intangible assets of $2,200 and a deferred tax liability of $4,500. The Company assigned a life of three years to the intangible assets.

The aforementioned ACHL transactions allow the Company to obtain the benefit of the Captives' capital and utilization of their existing and future loss reserves through a series of reinsurance arrangements with a subsidiary of the Company.

***Unitrin — Commercial Package Business***

In June 2008, the Company completed a stock and asset purchase agreement with a subsidiary of Unitrin, Inc. whereby the Company acquired Unitrin, Inc.'s commercial package business ("UBI") including its distribution networks, renewal rights and four insurance companies through which Unitrin wrote its UBI business. The acquired insurance companies are located in Kansas, Texas and Wisconsin and were, at the acquisition date, collectively licensed in 34 states. Consideration paid for the transaction was approximately $88,477 and consisted of cash of $61,146, a note payable of $26,845, assumed liabilities of $264 and direct transaction costs of $222. The Company recorded $35,076 of goodwill and $15,020 of intangible assets related to distribution networks and licenses. The distribution networks have a life of ten years and the licenses have an indefinite live. The note is required to be paid in full immediately, under certain circumstances, including default of a payment or change of control of the Company. The results of operations have been included in the Company's consolidated financial statements since the acquisition date. Additionally, at the close of the acquisition, the Company assumed approximately $78,200 of unearned premium from Unitrin affiliates in connection with the acquisition and then ceded the entire amount to Maiden Insurance pursuant to the Maiden Reinsurance Agreement (See Note 12. "Related Party Transactions").

**5. Acquisitions – (continued)**

In accordance with FASB ASC 805, the cost of the acquisition was allocated to the assets acquired and liabilities assumed based on the fair values as of the close of acquisition, with the amounts exceeding the fair value recorded as goodwill. The Company finalized its purchase price allocation during the fourth quarter of 2008. As a result of finalizing the allocation, the Company reduced the value of its intangibles recorded preliminary at the time of acquisition by approximately $26,000, which resulted in a positive adjustment to goodwill by the same amount. The finalized purchase price allocation as of the date of acquisition is as follows:

| (Amounts in Thousands) | |
|---|---|
| Assets | |
| Investments | $ 30,673 |
| Cash and cash equivalents | 5,263 |
| Premium receivable | 44,972 |
| Prepaid reinsurance premium | 62,829 |
| Reinsurance recoverable | 28 |
| Property and equipment | 1,120 |
| Goodwill | 35,076 |
| Intangible assets | 15,020 |
| Other assets | 2,478 |
| Total assets | $197,459 |
| Liabilities | |
| Reinsurance payable on paid losses | $ 45,708 |
| Unearned premiums | 62,910 |
| Accrued expenses and other current liabilities | 364 |
| Total liabilities | $108,982 |
| Total purchase price | $ 88,477 |

***Associated***

In September 2007, the Company acquired all the issued and outstanding stock of Associated Industries Insurance Services, Inc. ("AIIS") and Associated Industries Insurance Company's ("AIIC") (collectively "Associated"), a Florida-based workers' compensation managing general agency, and its wholly-owned subsidiary, AIIC, a Florida workers' compensation insurer, also licensed in Alabama, Georgia and Mississippi for consideration of approximately $38,854. AIIS subsequently changed its name to AmTrust North America of Florida ("ANAF"). The $38,854 consisted of approximately $33,930 of cash, $599 of direct acquisition costs and $4,325 for accrued liabilities. Additionally, the Company recorded $3,720 of goodwill and $10,210 of intangible assets related to trademarks, licenses, distribution networks and non-compete agreements. The Company determined that the trademarks and licenses have indefinite lives and the remaining intangible assets are being amortized over a period of one to 15 years. The results of operations have been included since the acquisition date and are included in Small Commercial Business segment. During 2009, the Company adjusted goodwill by $(2,621) related to a deferred tax adjustment that arose from the acquisition date.

***IGI***

In April 2007, the Company, through a subsidiary, acquired all the issued and outstanding stock of IGI Group, Ltd. ("IGI"), a United Kingdom specialty issuer. The acquisition should continue to enable the Company to expand its presence in the United Kingdom through IGI's distribution network and to leverage IGI's experienced administration and claims handling capabilities. The results of operations have been included since the acquisition date and are included in Specialty Risk and Extended Warranty segment. The Company recorded a purchase price of approximately $15,200, which included cash of $14,900 and approximately $300 of direct acquisition costs. The allocation of the purchase price resulted in goodwill and

**5. Acquisitions – (continued)**

intangible assets of approximately $3,500 and $7,400, respectively The Company recorded intangibles primarily for trademarks and distribution networks. The trademark was determined to have an indefinite live and the remaining intangible asset lives were determined to have useful lives ranging between 5 and 20 years.

## 6. Intangible Assets and Goodwill

The composition of the intangible assets is summarized as follows:

| (Amounts in Thousands) As of December 31, 2009 | Gross Balance | Accumulated Amortization | Net Value | Useful Life |
|---|---|---|---|---|
| Goodwill | $ 53,156 | — | $ 53,156 | Indefinite Life |
| Renewal rights | 4,180 | 1,348 | 2,832 | 7 years |
| Covenant not to compete | 1,686 | 1,274 | 412 | 1 – 9 years |
| Distribution networks | 37,217 | 7,305 | 29,912 | 10 – 20 years |
| Software | 2,302 | 1,985 | 317 | 3 – 20 years |
| Customer relationships | 5,163 | 2,440 | 2,723 | 5 – 10 years |
| Trademarks | 700 | 88 | 612 | 2 years |
| Trademarks | 3,428 | — | 3,428 | Indefinite Life |
| Licenses | 408 | 10 | 398 | 50 years |
| Licenses | 14,340 | — | 14,340 | Indefinite Life |
| Contractual use rights | 7,698 | — | 7,698 | 3 years |
| **Total** | $130,278 | $14,450 | $115,828 | 12 years average |

| (Amounts in Thousands) As of December 31, 2008 | Gross Balance | Accumulated Amortization | Net Value | Useful Life |
|---|---|---|---|---|
| Goodwill | $ 49,794 | — | $ 49,794 | Indefinite Life |
| Renewal rights | 1,880 | 998 | 882 | 7 years |
| Covenant not to compete | 1,686 | 974 | 712 | 1 – 9 years |
| Distribution networks | 34,417 | 4,967 | 29,450 | 10 – 20 years |
| Software | 2,269 | 1,962 | 307 | 3 – 20 years |
| Customer relationships | 4,712 | 1,526 | 3,186 | 5 – 10 years |
| Trademarks | 3,346 | — | 3,346 | Indefinite Life |
| Licenses | 408 | — | 408 | 50 years |
| Licenses | 14,340 | — | 14,340 | Indefinite Life |
| **Total** | $112,852 | $10,427 | $102,425 | 12 years average |

**6. Intangible Assets and Goodwill – (continued)**

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008 are as follows:

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market | Total |
|---|---|---|---|---|
| Balance as of January 1, 2009 | $44,440 | $3,847 | $1,507 | $49,794 |
| Goodwill additions | 997 | 594 | 3,813 | 5,404 |
| Deferred tax adjustment | (2,621) | — | — | (2,621) |
| Foreign currency translation | — | 579 | — | 579 |
| Balance as of December 31, 2009 | $42,816 | $5,020 | $5,320 | $53,156 |

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market | Total |
|---|---|---|---|---|
| Balance as of January 1, 2008 | $ 7,013 | $3,536 | $ — | $10,549 |
| Goodwill additions | 37,427 | 1,241 | 1,507 | 40,175 |
| Foreign currency translation | — | (930) | — | (930) |
| Balance as of December 31, 2008 | $44,440 | $3,847 | $1,507 | $49,794 |

Goodwill acquired during the year resulted from acquisitions or resolution of contingent consideration matters.

Goodwill and intangible assets are subject to annual impairment testing. No impairment was recorded during the years ended December 31, 2009, 2008 and 2007. Finite lived intangible assets are amortized under the straight-line method, except for renewal rights, for which the Company amortizes them using a 125% accelerated method and contractual use rights which are amortized based on actual use. Amortization expense for 2009, 2008 and 2007 was $4,023, $4,106 and $2,791, respectively. The estimated aggregate amortization expense for each of the next five years is:

| (Amounts in Thousands) | |
|---|---|
| 2010 | $7,150 |
| 2011 | 6,999 |
| 2012 | 6,681 |
| 2013 | 3,843 |
| 2014 | 2,744 |

## 7. Property and Equipment, Net

| (Amounts in Thousands)<br>As of December 31, | 2009 | 2008 |
|---|---|---|
| Land | $ 881 | $ 881 |
| Building | 6,931 | 6,664 |
| Internal use software | 9,828 | 6,730 |
| Computer equipment | 7,873 | 6,224 |
| Other equipment | 3,044 | 2,568 |
| Leasehold improvements | 919 | 890 |
| | 29,476 | 23,957 |
| Less: Accumulated depreciation and amortization | (13,618) | (8,850) |
| | $ 15,858 | $15,107 |

## 8. Accrued Expenses and Other Liabilities

| (Amounts in Thousands)<br>As of December 31, | 2009 | 2008 |
|---|---|---|
| Premium taxes, assessments and surcharges payable | $ 66,826 | $ 62,265 |
| Securities owned not yet paid | 29,968 | — |
| Commissions payable | 24,512 | 30,658 |
| Other accrued expenses | 17,895 | 17,815 |
| Deferred warranty revenue | 11,472 | 1,687 |
| Accounts payable | 6,974 | 12,413 |
| Due to sellers | 5,228 | 4,289 |
| Premiums collected in advance | 5,169 | 4,663 |
| Claims payable | 4,812 | 2,962 |
| Accrued interest | 3,907 | 4,550 |
| Dividends payable | 3,559 | 3,002 |
| | $180,322 | $144,304 |

## 9. Liability for Unpaid Loss and LAE

The following table provides a reconciliation of the beginning and ending balances for unpaid losses and LAE, reported in the accompanying consolidated balance sheets as of December 31, 2009 and 2008:

| (Amounts in Thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Unpaid losses and LAE, gross of related reinsurance recoverables at beginning of year | $1,014,059 | $ 775,392 | $ 295,805 |
| Less: Reinsurance recoverables at beginning of year | 504,404 | 258,028 | 44,127 |
| Net balance, beginning of year | 509,655 | 517,364 | 251,678 |
| Incurred related to: | | | |
| Current year | 332,598 | 238,847 | 274,897 |
| Prior year | (4,827) | (544) | 2,089 |
| Total incurred losses during the year | 327,771 | 238,303 | 276,986 |
| Paid losses and LAE related to: | | | |
| Current year | (203,210) | (144,272) | (120,065) |
| Prior year | (109,872) | (112,893) | (59,990) |
| Total payments for losses and LAE | (313,082) | (257,165) | (180,055) |
| Commuted loss reserves | 4,612 | — | — |
| Net balance, December 31 | 528,956 | 498,502 | 348,609 |
| Acquired outstanding loss and loss adjustment reserve | — | 15,173 | 168,755 |
| Effect of foreign exchange rates | 1,114 | (4,020) | — |
| Plus reinsurance recoverables at end of year | 561,874 | 504,404 | 258,028 |
| Unpaid losses and LAE, gross of related reinsurance recoverables at end of year | $1,091,944 | $1,014,059 | $ 775,392 |

In 2009 and 2008, the Company's liabilities for unpaid losses and LAE attributable to prior years decreased by $4,308 and $544, respectively, as result of favorable development in both the Small Commercial Business segment and Specialty Risk and Extended Warranty segment partially offset by unfavorable development in our Specialty Middle Market Business segment as well as the Company's involuntary participation in NCCI pools. In 2007, the Company's liabilities for unpaid losses and LAE attributable to prior years increased by $2,089 as result of unfavorable loss development, in its small business worker's compensation segment due to its involuntary participation in NCCI pools. In setting its reserves, the Company utilizes a combination of Company loss development factors and industry-wide loss development factors. In the event that the Company's losses develop more favorably than the industry, as a whole, the Company's liabilities for unpaid losses and LAE should decrease. Management believes that its use of both its historical experience and industry-wide loss development factors provide a reasonable basis for estimating future losses. As the Company has written more business and develop more credible data, the Company has assigned more weight to its historical experience than to industry-wide results. In either case, future events beyond the control of management, such as changes in law, judicial interpretations of law, and inflation may favorably or unfavorably impact the ultimate settlement of the Company's loss and LAE.

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated changes in claim costs due to inflation are considered in estimating the ultimate claim costs, the increase in average severity of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

(In Thousands, Except Per Share Data)

**10. Reinsurance**

The Company utilizes reinsurance agreements to reduce its exposure to large claims and catastrophic loss occurrences and to increase its capacity to write profitable business. These agreements provide for recovery from reinsurers of a portion of losses and LAE under certain circumstances without relieving the insurer of its obligation to the policyholder. Losses and LAE incurred and premiums earned are reflected after deduction for reinsurance. In the event reinsurers are unable to meet their obligations under reinsurance agreements, the Company would not be able to realize the full value of the reinsurance recoverable balances. The Company periodically evaluates the financial condition of its reinsurers in order to minimize its exposure to significant losses from reinsurer insolvencies. Reinsurance does not discharge or diminish the primary liability of the Company; however, it does permit recovery of losses on such risks from the reinsurers.

The Company has coverage for its workers' compensation line of business under excess of loss reinsurance agreements. The agreements cover losses in excess of $500 through December 31, 2004, $600 effective January 1, 2005, $1,000 effective July 1, 2006 and $1,000 plus 55% of $9,000 in excess of $1,000 effective July 1, 2009 per occurrence up to a maximum $130,000 ($50,000 prior to December 1, 2003) in losses per occurrence. For policies effective January 1, 2008 through July 1, 2009, for losses occurring on or before July1, 2009, the Company retains the first $1,000 per occurrence. For losses on such policies that occur on or after July 1, 2009, the Company retains the first $1,000 per occurrence as well as 55% of the next $9,000 per occurrence. We have obtained reinsurance for this line of business with higher limits as our exposures have increased. As the scale of our workers' compensation business has increased, we have also increased the amount of risk we retain. Our reinsurance for worker's compensation losses caused by acts of terrorism is more limited than our reinsurance for other types of workers' compensation losses; our workers compensation treaties currently provide coverage for $110,000 in the aggregate in excess of $20,000 in the aggregate, per contract year.

The Company has coverage for its casualty lines of business under excess of loss reinsurance agreements. The agreement covers losses in excess of $2,000 per occurrence (in certain cases the retention can rise to $2,500) up to a maximum $30,000. The Company purchases quota share reinsurance for its umbrella business and also purchases various pro-rata and excess reinsurance relating to specific insurance programs and/or specialty lines of business.

The Company has coverage for its property lines of business under an excess of loss reinsurance agreements. The agreement covers losses in excess of $2,000 per location up to a maximum $20,000. In addition the Company has a property catastrophe excess of loss agreement. The current agreement covers losses in excess of $5,000 per occurrence up to a maximum $65,000.

During 2008 and 2009, TIC acted as servicing carrier on behalf of the Arkansas, Illinois, Indiana, Georgia and Virginia Workers' Compensation Assigned Risk Plans. In 2007, TIC acted as servicing carrier on behalf of both the Georgia and Virginia Workers' Compensation Assigned Risk Plans. In its role as a serving carrier TIC issues and services certain workers compensation policies to Georgia and Virginia insureds. Those policies are subject to a 100% quota-share reinsurance agreement offered by the National Workers Compensation Reinsurance Pool or a state-based equivalent, which is administered by the National Council on Compensation Insurance, Inc. ("NCCI"). Technology wrote approximately $35,400, $45,300 and $26,700 of premium in 2009, 2008 and 2007, respectively, as a servicing carrier.

As part of the agreement to purchase Wesco from Household Insurance Group Holding Company ("Household"), the Company agreed to write certain business on behalf of Household for a three year period. The premium written under this arrangement is 100% reinsured by HSBC Insurance Company of Delaware, a subsidiary of Household. The reinsurance recoverable associated with this business is guaranteed by Household. Wesco wrote approximately $17,100, $25,200 and $32,600 million of premium in 2009, 2008 and 2007, respectively, subject to this reinsurance treaty.

(In Thousands, Except Per Share Data)

**10. Reinsurance – (continued)**

During the third quarter of 2007, the Company and Maiden entered into master a agreement, as amended, by which they caused the Company's Bermuda affiliate, AII and Maiden Insurance to enter into a quota share reinsurance agreement (the "Maiden Quota Share") by which (a) AII retrocedes to Maiden Insurance an amount equal to 40% of the premium written by AmTrust's U.S., Irish and U.K. insurance companies (the "AmTrust Ceding Insurers"), net of the cost of unaffiliated insuring reinsurance (and in the case of AmTrust's U.K. insurance subsidiary IGI, net of commissions) and 40% of losses and (b) AII transferred to Maiden Insurance 40% of the AmTrust Ceding Insurer's unearned premium reserves, effective as of July 1, 2007, with respect to then current lines of business, excluding risks for which the AmTrust Ceding Insurers' net retention exceeded $5,000 ("Covered Business"). AmTrust also agreed to cause AII, subject to regulatory requirements, to reinsure any insurance company which writes Covered Business in which AmTrust acquires a majority interest to the extent required to enable AII to cede to Maiden Insurance 40% of the premiums and losses related to such Covered Business. The Maiden Quota Share further provides that the AII receives a ceding commission of 31% of ceded written premiums on original lines of business. The Maiden Quota Share had an initial term of three years which was renewed for a successive three year term, through June 30, 2013 and will automatically renew for successive three year terms thereafter, unless either AII or Maiden Insurance notifies the other of its election not to renew not less than nine months prior to the end of any such three year term. In addition, either party is entitled to terminate on thirty day's notice or less upon the occurrence of certain early termination events, which include a default in payment, insolvency, change in control of AII or Maiden Insurance, run-off, or a reduction of 50% or more of the shareholders' equity of Maiden Insurance or the combined shareholders' equity of AII and the AmTrust Ceding Insurers. Effective June 1, 2008 the Maiden Quota Share was amended such that AII agreed to cede and Maiden Insurance agreed to accept and reinsure retail commercial package business, which the Company, through Affiliates, commenced writing effective June 1, 2008, in connection with its acquisition of UBI. AII ceded to Maiden Insurance 100% of the unearned premium related to in-force retail commercial package business and losses related thereto at the acquisition date and 40% the Company's net written premium and losses on retail commercial package business written or renewed on or after the effective date. AmTrust receives a ceding commission of 34.375% for retail commercial package business.

As part of the acquisition of Associated, the Company acquired reinsurance recoverable as of the date of closing. The most significant reinsurance recoverable is from American Home Assurance Co. ("American Home"). AIIC's reinsurance relationship with American Home incepted January 1, 1998 on a loss occurring basis. From January 1, 1998 through March 31, 1999 the American Home reinsurance covered losses in excess of $250 per occurrence up to statutory coverage limits. Effective April 1, 1999, American Home provided coverage in the amount of $150 in excess of $100. This additional coverage terminated on December 31, 2001 on a run-off basis. Therefore, for losses occurring in 2002 that attached to a 2001 policy, the retention was $100 per occurrence. Effective January 1, 2002 American Home increased its attachment was $250 per occurrence. The XOL treaty that had an attachment of $250 was terminated on a run-off basis on December 31, 2002. Therefore, losses occurring in 2003 that attached to a 2002 policy were ceded to American Home at an attachment point of $250 per occurrence.

The Company, through its subsidiary, WIC, entered into a quota share reinsurance agreement with five syndicate members of Lloyd's of London, by which it ceded to them, collectively, 10% and 73%, of premiums and losses related to a particular specialty risk and extended warranty program in 2008 and 2007, respectively.

Since January 1, 2003, the Company has had variable quota share reinsurance with Munich Reinsurance Company ("Munich Re") for our Specialty Risk and Extended Warranty insurance. The scope of this reinsurance arrangement is broad enough to cover all of our Specialty Risk and Extended Warranty insurance worldwide. However, we do not cede to Munich Re the majority of our U.S. specialty risks and extended warranty business, although we may cede more of this U.S. business to Munich Re in the future.

**10. Reinsurance – (continued)**

Under the variable quota share reinsurance arrangements with Munich Re, we may elect to cede from 10% to 50% of each covered risk, subject to a limit of £500 for each ceded risk which we at acceptance regard as one individual risk. This means that regardless of the amount of insured losses generated by any ceded risk, the maximum coverage for that ceded risk under this reinsurance arrangement is £500. For the majority of the business ceded under this reinsurance arrangement, we cede 10% of the risk to Munich Re, but for some newer or larger risks, we cede a larger share to Munich Re. This reinsurance is subject to a limit of £2.5 million per occurrence of certain natural perils such as windstorms, earthquakes, floods and storm surge. Coverage for losses arising out of acts of terrorism is excluded from the scope of this reinsurance.

Included in the Company's loss reserves as of December 31, 2009, 2008 and 2007 is approximately $3,202, $3,329 and $3,847, respectively, relating to assumed lines of business (written primarily by RIC prior to its acquisition by the Company) that are in a run-off position. The Company continuously updates the reserves on these lines of business based on information available from the ceding insurers. During 2009, the Company commuted certain loss reserves of $4,612 related to workers' compensation that were included in ceded reinsurance treaties. This commutation had no material effect on net earnings. During 2008, the Company did not commute any reinsurance contracts.

The effect of reinsurance with unrelated companies on premiums and losses for 2009, 2008 and 2007 are as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| (Amounts in Thousands) | Written | Earned | Written | Earned | Written | Earned |
| Premiums: | | | | | | |
| Direct | $1,117,090 | $1,038,470 | $1,061,100 | $ 875,752 | $ 807,055 | $ 658,158 |
| Assumed | 81,856 | 49,626 | 49,474 | 48,156 | 32,336 | 30,365 |
| Ceded | (555,520) | (514,214) | (555,661) | (484,811) | (419,510) | (244,287) |
| | $ 643,426 | $ 573,882 | $ 554,913 | $ 439,097 | $ 419,881 | $ 444,236 |

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| (Amounts in Thousands) | Assumed | Ceded | Assumed | Ceded | Assumed | Ceded |
| Loss and LAE reserves | $71,859 | $(561,963) | $57,827 | $(514,759) | $33,290 | $(258,028) |
| Unearned premiums | 53,003 | (410,553) | 20,333 | (372,030) | 17,993 | (244,683) |
| Loss and LAE expense incurred | 24,511 | (374,192) | 42,468 | (346,958) | 18,269 | (118,772) |

**11. Debt**

***Junior Subordinated Debt***

The Company has established four special purpose trusts for the purpose of issuing trust preferred securities. The proceeds from such issuances, together with the proceeds of the related issuances of common securities of the trusts, were invested by the trusts in junior subordinated debentures issued by the Company. In accordance with FASB ASC 810-10-25 (Prior authoritative literature: FIN 46(R) "Consolidation of Variable Interest Entities"), the Company does not consolidate such special purpose trusts, as the Company is not considered to be the primary beneficiary. The equity investment, totaling $3,714 as of December 31, 2009 on the Company's consolidated balance sheet, represents the Company's ownership of common securities issued by the trusts. The debentures require interest-only payments to be made on a quarterly basis, with principal due at maturity. The debentures contain covenants that restrict declaration of dividends on the Company's common stock under certain circumstances, including default of payment. The Company incurred $2,605 of placement fees in connection with these issuances which is being amortized over thirty years.

**11. Debt – (continued)**

The table below summarizes the Company's trust preferred securities as of December 31, 2009:

| (Amounts in Thousands) Name of Trust | Aggregate Liquidation Amount of Trust Preferred Securities | Aggregate Liquidation Amount of Common Securities | Aggregate Principal Amount of Notes | Stated Maturity of Notes | Per Annum Interest Rate of Notes |
|---|---|---|---|---|---|
| AmTrust Capital Financing Trust I | $ 25,000 | $ 774 | $ 25,774 | 3/17/2035 | 8.275%(1) |
| AmTrust Capital Financing Trust II | 25,000 | 774 | 25,774 | 6/15/2035 | 7.710(1) |
| AmTrust Capital Financing Trust III | 30,000 | 928 | 30,928 | 9/15/2036 | 8.830(2) |
| AmTrust Capital Financing Trust IV | 40,000 | 1,238 | 41,238 | 3/15/2037 | 7.930(3) |
| Total trust preferred securities | $120,000 | $3,714 | $123,714 | | |

(1) The interest rate will change to three-month LIBOR plus 3.40% after the tenth anniversary in 2015.

(2) The interest rate will change to LIBOR plus 3.30% after the fifth anniversary in 2011.

(3) The interest rate will change to LIBOR plus 3.00% after the fifth anniversary in 2012.

The Company recorded $10,209, $10,209 and $9,394 of interest expense for the years ended December 31, 2009, 2008 and 2007, respectively, related to these trust preferred securities.

### *Term Loan*

On June 3, 2008, the Company entered into a term loan with JP Morgan Chase Bank, N.A. in the aggregate amount of $40,000. The term of the loan is for a period of three years and requires quarterly principal payments of $3,333, which began on September 3, 2008 and end on June 3, 2011. As of December 31, 2009, the principal balance was $20,000. The loan carries a variable interest rate and is based on a Eurodollar rate plus an applicable margin. The Eurodollar rate is a periodic fixed rate equal to the London Interbank Offered Rate "LIBOR" plus a margin rate, which is 185 basis points. As of December 31, 2009 the interest rate was 2.11%. The Company recorded $1,494 and $1,142 of interest expense for the years ended December 31, 2009 and 2008, respectively. The Company can prepay any amount without penalty upon prior notice. The term loan contains affirmative and negative covenants, including limitations on additional debt, limitations on investments and acquisitions outside the Company's normal course of business. The loan requires the Company to maintain a debt to capital ratio of 0.35 to 1 or less. The Company incurred financing fees of $52 related to the agreement.

On June 4, 2008, the Company entered into a fixed rate interest swap agreement with a total notional amount of $40,000 to convert the term loan from a variable to a fixed rate. Under this agreement, the Company pays a fixed rate of 3.47% plus a margin of 185 basis points or 5.32% and receives a variable rate in return based on LIBOR plus a margin rate, which is 185 basis points. The variable rate is reset every three months, at which time the interest will be settled and will be recognized as adjustments to interest expense. The Company recorded interest expense (income) of $756 and $(462) for the year ended December 31, 2009 and 2008, respectively, related to this agreement.

### *Promissory Note*

In connection with the stock and asset purchase agreement with a subsidiary of Unitrin, Inc. ("Unitrin"), the Company, on June 1, 2008, issued a promissory note to Unitrin in the amount of $30,000. The note is non-interest bearing and requires four annual principal payments of $7,500, the first of which was paid in 2009, and the remaining principal payments are due on June 1, 2010, 2011 and 2012. Upon entering into the promissory note, the Company calculated imputed interest of $3,155 based on interest rates available to the Company, which was 4.5%. Accordingly, the note's carrying balance was adjusted to $26,845 at the acquisition. The note is required to be paid in full, immediately, under certain circumstances including a default of

**11. Debt – (continued)**

payment or change of control of the Company. The Company included $1,067 and $716 of amortized discount on the note in its results of operations for the year ended December 31, 2009 and 2008, respectively. The note's carrying value at December 31, 2009 and 2008 was $21,128 and $27,561, respectively.

*Line of Credit*

On June 3, 2008, the Company entered into an agreement for an unsecured line of credit with JP Morgan Chase Bank, N.A. in the aggregate amount of $25,000. The line is being used for collateral for letters of credit. On June 30, 2009, the Company amended this agreement, whereby, the line increased in the aggregate amount to $30,000 and its term was extended to June 30, 2010. The Company incurred fees of $30 for this amendment. Interest payments are required to be paid monthly on any unpaid principal and bears interest at a rate of LIBOR plus 150 basis points. As of December 31, 2009 there was no outstanding balance on the line of credit. The Company has outstanding letters of credit in place at December 31, 2009 for $26,505 which reduced the availability on the line of credit to $3,495 as of December 31, 2009.

*Maturities of Debt*

Maturities of the Company's debt for the five years subsequent to December 31, 2009 are as follows:

| (Amounts in Thousands) | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter |
|---|---|---|---|---|---|---|
| Junior subordinated debt | $ — | $ — | $ — | $— | $— | $123,714 |
| Term loan | 13,333 | 6,667 | — | — | — | — |
| Promissory note | 6,729 | 7,037 | 7,362 | — | — | — |
| Total | $20,062 | $13,704 | $7,362 | $— | $— | $123,714 |

**12. Related Party Transactions**

*Reinsurance Agreement — Maiden*

Maiden Holdings, Ltd. ("Maiden") is a publicly-held Bermuda insurance holding company (Nasdaq: MHLD) formed by Michael Karfunkel, George Karfunkel and Barry Zyskind, the principal shareholders, and, respectively, the chairman of the board of directors, a director, and the chief executive officer and director of the Company. As of December 31, 2009, assuming full exercise of outstanding warrants, Michael Karfunkel owns or controls approximately 15% of the issued and outstanding capital stock of Maiden, George Karfunkel owns or controls approximately 10.5% of the issued and outstanding capital stock of Maiden and Mr. Zyskind owns or controls approximately 5.7% of the issued and outstanding stock of Maiden. Mr. Zyskind serves as the non-executive chairman of the board of Maiden's board of directors. Maiden Insurance Company, Ltd ("Maiden Insurance"), a wholly-owned subsidiary of Maiden, is a Bermuda reinsurer.

During the third quarter of 2007, the Company and Maiden entered into master agreement, as amended, by which they caused the Company's Bermuda affiliate, AmTrust International Insurance, Ltd. ("AII") and Maiden Insurance to enter into a quota share reinsurance agreement (the "Maiden Quota Share"), as amended, by which (a) AII retrocedes to Maiden Insurance an amount equal to 40% of the premium written by AmTrust's U.S., Irish and U.K. insurance companies (the "AmTrust Ceding Insurers"), net of the cost of unaffiliated insuring reinsurance (and in the case of AmTrust's U.K. insurance subsidiary IGI, net of commissions) and 40% of losses and (b) AII transferred to Maiden Insurance 40% of the AmTrust Ceding Insurer's unearned premium reserves, effective as of July 1, 2007, with respect to the Company's then current lines of business, excluding risks for which the AmTrust Ceding Insurers' net retention exceeded $5,000 ("Covered Business").

AmTrust also has agreed to cause AII, subject to regulatory requirements, to reinsure any insurance company which writes Covered Business in which AmTrust acquires a majority interest to the extent required to enable AII to cede to Maiden Insurance 40% of the premiums and losses related to such Covered Business.

**12. Related Party Transactions – (continued)**

In June 2008, AII, pursuant to the Maiden Quota Share, offered to cede to Maiden Insurance and Maiden Insurance agreed to assume 100% of unearned premium and losses related to in-force retail commercial package business assumed by the Company in connection with its acquisition of UBI, the commercial package business of Unitrin, Inc. ("Unitrin") from a subsidiary of Unitrin and 40% of prospective net premium written and losses related to retail commercial package business. In September 2008, AII, pursuant to the Maiden Quota Share, offered to cede and Maiden Insurance agreed to assume 40% of the net premium written and losses with respect to certain business written by AmTrust's Irish insurance subsidiary, AIU, for which AIU retains in excess of $5,000 per loss ("Excess Retention Business").

The Maiden Quota Share, as amended, further provides that AII receives a ceding commission of 31% of ceded written premiums with respect to Covered Business and the AIU Excess Retention Business and 34.375% with respect to retail commercial package business. The Maiden Quota Share, which had an initial term of three years, has been renewed for a successive three year term until June 30, 2013 and will automatically renew for successive three year terms, unless either AII or Maiden Insurance notifies the other of its election not to renew not less than nine months prior to the end of any such three year term. In addition, either party is entitled to terminate on thirty day's notice or less upon the occurrence of certain early termination events, which include a default in payment, insolvency, change in control of AII or Maiden Insurance, run-off, or a reduction of 50% or more of the shareholders' equity of Maiden Insurance or the combined shareholders' equity of AII and the AmTrust Ceding Insurers.

The following is the effect on the Company's balance sheet as of December 31, 2009 and 2008 related to the Maiden Quota Share agreement:

| (Amounts in Thousands) | 2009 | 2008 |
|---|---|---|
| Assets and liabilities: | | |
| Reinsurance recoverable | $ 293,626 | $ 221,214 |
| Prepaid reinsurance premium | 262,128 | 243,511 |
| Ceded reinsurance premiums payable | (86,165) | (102,907) |
| Note payable | (167,975) | (167,975) |

The following is the effect on the Company's results of operations for the years ended December 31, 2009, 2008 and 2007 related to the Maiden Quota Share agreement:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Results of operations: | | | |
| Premium written – ceded[1] | $(379,744) | $(444,981) | $(247,647) |
| Change in unearned premium – ceded | 21,747 | 106,411 | 137,099 |
| Earned premium – ceded | $(357,997) | $(338,570) | $(110,548) |
| Ceding commission on premium written | $ 118,991 | $ 141,168 | $ 76,648 |
| Ceding commission – deferred | 6,140 | (26,451) | (17,571) |
| Ceding commission – earned | $ 125,131 | $ 114,717 | $ 59,077 |
| Incurred loss and loss adjustment expense – ceded | $ 259,780 | $ 232,290 | $ 40,898 |
| Interest expense on collateral loan | 2,958 | 6,541 | — |

(1) 2008 includes $59,779 of ceded written premium ($47,686 of earned premium) related the unearned premium transfer that was acquired as part of the Company's acquisition of UBI and subsequently reinsured 100% to Maiden.

(In Thousands, Except Per Share Data)

**12. Related Party Transactions – (continued)**

The Maiden Quota Share requires that Maiden Insurance provide to AII sufficient collateral to secure its proportional share of AII's obligations to the U.S. AmTrust Ceding Insurers. AII is required to return to Maiden Insurance any assets of Maiden Insurance in excess of the amount required to secure its proportional share of AII's collateral requirements, subject to certain deductions. In order to secure its proportional share of AII's obligation to the AmTrust Ceding Insurers domiciled in the U.S., AII currently has outstanding a collateral loan issued to Maiden Insurance in the amount of $167,975 (See Note Payable — Collateral for Proportionate Share of Reinsurance Obligation). Effective December 1, 2008, AII and Maiden Insurance entered into a Reinsurer Trust Assets Collateral agreement whereby Maiden Insurance is required to provide AII the assets required to secure Maiden's proportional share of the Company's obligations to its U.S. subsidiaries. The amount of this collateral as of December 31, 2009 was $206,950. Maiden retains ownership of the collateral in the trust account.

***Reinsurance Brokerage Agreement — Maiden***

Effective July 1, 2007, AmTrust, through a subsidiary, entered into a reinsurance brokerage agreement with Maiden. Pursuant to the brokerage agreement, AmTrust provides brokerage services relating to the Reinsurance Agreement for a fee equal to 1.25% of reinsured premium. The brokerage fee is payable in consideration of AII Reinsurance Broker Ltd.'s brokerage services. The Company recorded $5,135, $5,492 and $3,092 of brokerage commission (recorded as a component of Service and fee income) during the years ended December 31, 2009, 2008 and 2007, respectively.

***Asset Management Agreement — Maiden***

Effective July 1, 2007, AmTrust, through a subsidiary, entered into an asset management agreement with Maiden, pursuant to which it provides investment management services to Maiden and its affiliates. The Company currently manages approximately $1,700,000 of assets as of December 31, 2009 related to this agreement. Pursuant to the asset management agreement, AmTrust earned an annual fee equal to 0.35% per annum, through March 31, 2007, of average invested assets plus all costs incurred. Effective April 1, 2008, the investment management services fee was reduced to 0.20% per annum for periods in which average invested assets are $1,000,000 or less and 0.15% per annum for periods in which the average invested assets exceed $1,000,000. As a result of this agreement, the Company earned approximately $2,459, $1,364 and $882 of investment management fees for the years ended December 31, 2009, 2008 and 2007, respectively.

***Services Agreement — Maiden***

AmTrust, through its subsidiaries, entered into services agreements in 2008, pursuant to which it provides certain marketing and back office services to Maiden. Pursuant to the services agreements, AmTrust earns a fee equal to the amount required to reimburse AmTrust for its costs plus 8%. As a result of this agreement, the Company recorded fee income of approximately $432 and $1,152 for the years ended December 31, 2009 and 2008, respectively.

***Note Payable to Maiden — Collateral for Proportionate Share of Reinsurance Obligation***

In conjunction with the Maiden Quota Share, AII entered into a loan agreement with Maiden Insurance during the fourth quarter of 2007, whereby, Maiden Insurance agreed to lend to AII from time to time the amount of the obligation of the AmTrust Ceding Insurers that AII is obligated to secure, not to exceed an amount equal to Maiden Insurance's proportionate share of such obligations. The loan agreement was amended in February 2008 to provide for interest at a rate of LIBOR plus 90 basis points and is payable on a quarterly basis. Each advance under the loan is secured by a promissory note. Advances totaled $167,975 as of December 31, 2009. The Company recorded $2,958 and $6,541 of interest expense during years ended December 31, 2009 and 2008, respectively.

(In Thousands, Except Per Share Data)

**12. Related Party Transactions – (continued)**

***Other Reinsurance Agreement — Maiden***

From January 1, 2008, through January 1, 2010, Maiden was a participating reinsurer in the first layer of the Company's workers' compensation excess of loss program, which provides coverage in the amount of $9,000 per occurrence in excess of $1,000, subject to an annual aggregate deductible of $1,250. Maiden has a 45% participation in the layer.

***ACAC***

AmTrust entered into an agreement to make a strategic investment in American Capital Acquisition Corporation ("ACAC") (See Note 25. "Subsequent Event"). Pursuant to that agreement, ACAC agreed to pay all fees and expenses in connection with the transaction. As of December 31, 2009, advances to ACAC related to fees and expenses totaled $658 and consisted of $380 for due diligence services performed by certain AmTrust employees and $278 for certain deal costs including consulting, legal and regulatory filings.

Additionally, AmTrust, through its subsidiaries, entered into a services agreement in 2009, pursuant to which it provides ACAC and its affiliate's information technology development services at a price of cost plus 20%. Once a new system to be developed by the Company is implemented and ACAC or its affiliates begin using the system in its operations, the Company, subject to regulatory approval, will be entitled to an additional fee for use of the systems in the amount of 1.25% of gross premiums of ACAC and its affiliates. As a result of this agreement, the Company recorded approximately $216 of fee income for the year ended December 31, 2009.

As a result of these agreements, the Company recorded fees totaling approximately $596 for the year ended December 31, 2009 and a receivable of $874 as of December 31, 2009.

***Leap Tide Capital Management***

In December 2006, the Company formed a wholly-owned subsidiary currently named Leap Tide Capital Management, Inc. (LTCMI). LTCMI currently manages approximately $44,000 of the Company's investment portfolio.

Concurrently with the aforementioned formation, the Company formed Leap Tide Partners, L.P. ("LTP"), a domestic partnership and Leap Tide Offshore, Ltd. ("LTO"), a Cayman exempted company, both of which were formed for the purpose of providing qualified third-party investors the opportunity to invest funds in vehicles managed by LTCMI (the "Hedge Funds"). The Company also is a member of Leap Tide Capital Management G.P., LLC ("LTGP"), which is the general partner of LTP. LTCMI earns a management fee equal to 1% of LTP's and LTO's assets. LTCMI earns an incentive fee of 20% of the cumulative profits of the LTO. LTGP earns an incentive fee of 20% of the cumulative profits of each limited partner of LTP, 50% of which is allocated to the Company's membership interest. As of December 31, 2009, the current value of the invested funds in the Hedge Funds was approximately $17,800. The majority of funds invested in the Hedge Funds were provided by members of the Karfunkel family. The Company's Audit Committee has reviewed the Leap Tide transactions and determined that they were entered into at arm's-length and did not violate the Company's Code of Business Conduct and Ethics.

Through March 31, 2008 the Company consolidated LTP in accordance with FASB ASC 810-20-25 (Prior authoritative literature: EITF 04-05 "Determining Whether a General Partner, or the General Partners as a Group Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"), as the rights of the limited partners did not overcome the rights of LTGP, as general partner. Effective April 1, 2008, the limited partnership agreement was amended such that a majority of the limited partners had the right to liquidate the limited partnership. In addition, the Company ceased being the managing member of LTGP. Due to this amendment, in accordance with FASB ASC 810-20-25, the Company ceased to consolidate LTP as of April 1, 2008. Through March 31, 2008, the Company allocated an equivalent portion of the limited

(In Thousands, Except Per Share Data)

**12. Related Party Transactions – (continued)**

partners' income or loss to non-controlling interest. For the years ended December 31, 2008 and 2007, LTP had an investment loss of $2,900 and $6,053, respectively and resulted in an allocation to non-controlling interest of $2,900 and $6,053. LTCMI earned approximately $47, $603 and $1,073 of fees under the agreement during the years ended December 31, 2009, 2008 and 2007, respectively.

***Lease Agreements***

In 2002, the Company entered into a lease for approximately 9,000 square feet of office space at 59 Maiden Lane in New York, New York from 59 Maiden Lane Associates, LLC, an entity which is wholly-owned by Michael Karfunkel and George Karfunkel. Effective January 1, 2008, the Company entered into an amended lease whereby it increased its leased space to 14,807 square feet and extended the lease through December 31, 2017. The Company's Audit Committee reviewed and approved the amended lease agreement as amended. The Company paid approximately $586, $587 and $348 for the lease for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2008, the Company entered into a lease for approximately 5,000 square feet of office space in Chicago, Illinois from 33 West Monroe Associates, LLC, an entity which is wholly-owned by Michael Karfunkel and George Karfunkel. Effective May 1, 2009, the Company entered into an amended lease by which the Company increased its leased space to 7,156 square feet. The Company's Audit Committee reviewed and approved the lease agreement. The Company paid approximately $168 and $123 for the years ended December 31, 2009 and 2008, respectively.

***Warrantech***

In February of 2007, the Company participated with H.I.G. Capital, a Miami-based private equity firm, in financing H.I.G. Capital's acquisition of Warrantech in a cash merger. The Company contributed $3,850 for a 27% equity interest in Warrantech. Warrantech is an independent developer, marketer and third party administrator of service contracts and after-market warranty primarily for the motor vehicle and consumer product industries. The Company currently insures a majority of Warrantech's business, which produced gross written premium of approximately $69,182, $86,523 and $41,313 during the years ended December 31, 2009, 2008 and 2007, respectively. The Company recorded investment loss of approximately $822, $991 and $749 from its equity investment for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 the Company's equity investment was approximately $1,288. Additionally in 2007, the Company provided Warrantech with $20,000 in funds in exchange for a senior secured note due January 31, 2012 in that principal amount (note receivable — related party). Interest on the notes is payable monthly at a rate of 15% per annum and consisted of a cash component at 11% per annum and 4% per annum for the issuance of additional notes ("PIK Notes") in a principle amount equal to the interest not paid in cash on such date. As of December 31, 2009 the carrying value of the note receivable was $23,224 (note receivable — related party).

***Principal Shareholders Consolidation***

AmTrust Financial Group, Inc. ("AFG"), through G/MK Acquisition Corp., an intermediate holding company, was the principal shareholder of the Company, owning approximately 24,089,286 shares of common stock of the Company (the "Common Stock"). Messrs. Michael Karfunkel, George Karfunkel and Barry Zyskind directly or indirectly held approximately 37.5%, 37.5% and 25.0%, respectively, of AFG. To simplify the stock ownership of the Company, two mergers were consummated, in 2007, whereby AFG and G/MK Acquisition Corp. were merged with and into a wholly owned subsidiary of the Company. AFG and G/MK Acquisition Corp. were primarily shell holding companies with no other assets, except for common stock. As a result, the Company issued and delivered to Michael Karfunkel, George Karfunkel and Barry Zyskind 24,088,000 shares of Common Stock in exchange for 24,089,286 shares of Common Stock held by AFG, which shares were then issued to in proportion to their respective AFG holdings: Michael Karfunkel received 9,033,000 shares, George Karfunkel received 9,033,000 shares, Barry Zyskind received 6,022,000, and the

(In Thousands, Except Per Share Data)

**12. Related Party Transactions – (continued)**

remaining 1,286 shares were returned to the treasury of the Company. The mergers had no impact on the Company's financial position, results of operations or cash flows for the year ended 2007.

***Diversified***

Diversified Construction Management, LLC ("Diversified") provided construction management and general contractor services for a Company subsidiary in 2009. During 2009, the Company recorded a total of $260 for its services in connection with the construction project. Robert A. Saxon, Jr. principal of Diversified, is the brother of Michael J. Saxon, our Chief Operating Officer. The Company believes that the contract is an arms-length relationship and that it does not violate our Code of Business Conduct and Ethics.

## 13. Acquisition Costs and Other Underwriting Expenses

The following table summarizes the components of acquisition costs and other underwriting expenses:

| Policy Acquisition Expenses | 2009 | 2008 | 2007 |
|---|---|---|---|
| Policy acquisition expenses | $120,182 | $100,806 | $ 77,999 |
| Salaries and benefits | 80,179 | 65,416 | 42,703 |
| Other insurance general and administrative expense | 43,918 | 37,525 | 34,664 |
| | $244,279 | $203,747 | $155,366 |

## 14. Share Based Compensation

The Company's 2005 Equity and Incentive Plan ("2005 Plan") permits the Company to grant to officers, employees and non-employee directors of the Company incentive compensation directly linked to the price of the Company's stock. The Company grants options at prices equal to the closing stock price of the Company's stock on the dates the options are granted. The options have a term of ten years from the date of grant and vest primarily in equal annual installments over the four-year period following the date of grant for employee options. Employees have three months after the employment relationship ends to exercise all vested options. The aggregate number of shares of Common Stock for which awards may be issued may not exceed 5,994,300 shares, and the aggregate number of shares of Common Stock for which restricted stock awards may be issued may not exceed 1,998,100 shares, subject to the authority of our board of directors to adjust this amount in the event of a consolidation, reorganization, stock dividend, stock split, recapitalization or similar transaction affecting our Common Stock. As of December 31, 2009, 1,826,211 shares of Company common stock remained available for grants under the Plan.

The Company recognizes compensation expense under FASB ASC 718-10-25 (Prior authoritative literature: SFAS No. 123(R) "Share-Based Payment") for its share-based payments based on the fair value of the awards. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date. The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. ASC 718-10-30 fair value valuation method resulted in share-based expense (a component of salaries and benefits) in the amount of approximately $4,241, $3,136 and $1,830 related to stock options for the years ended 2009, 2008 and 2007, respectively.

## 14. Share Based Compensation – (continued)

The fair value was estimated at the date of grant with the following weighted average assumptions for the years ended December 31, 2009, 2008 and 2007:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Volatility | 31.04% | 28.84% | 33.67% |
| Risk-free interest rate | 2.50% | 1.80% | 4.79% |
| Weighted average expected lives in years | 6.25 | 6.25 | 6.25 |
| Dividend rate | 1.98% | 1.00% | 1.00% |
| Forfeiture rate | 1.45% | 3.00% | 3.00% |

A summary of the Company's stock option activity for the years ended December 31, 2009, 2008 and 2007 is shown below:

| (Amounts in Thousands Except for Exercise Price) | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 3,728,500 | $ 9.88 | 3,126,250 | $ 8.91 | 2,389,750 | $ 7.25 |
| Granted | 565,539 | 10.95 | 732,500 | 13.96 | 797,500 | 13.78 |
| Forfeited | (92,250) | 9.26 | (31,500) | 7.88 | (61,000) | 7.50 |
| Exercised | (33,700) | 7.50 | (98,750) | 7.50 | — | — |
| Outstanding at end of year | 4,168,089 | $10.12 | 3,728,500 | $ 9.88 | 3,126,250 | $ 8.91 |

The weighted average grant date fair value of options granted was $3.04, $4.46 and $5.41 during 2009, 2008 and 2007, respectively. The Company had approximately $5,144, $6,900 and $7,200 of unrecognized compensation cost related to unvested stock options as of December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, all option grants outstanding had an approximate weighted average remaining life of 7.4 years. As of December 31, 2009 and 2008, there were approximately 2,576,000 shares and 1,600,000 shares, respectively, with a weighted average exercise price of $9.11 and $13.97, respectively, that were exercisable. The intrinsic value of stock options exercised during 2009 and 2008 was less than $800. No options were exercised in 2007. Cash received from option exercised was $315 and $1,612 during 2009 and 2008.

## 15. Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2009, 2008 and 2007:

| (Amounts in Thousands) Income Tax Provision (Benefit) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Current | $15,177 | $18,094 | $34,816 |
| Deferred | 12,282 | 2,473 | 1,893 |
| | $27,459 | $20,567 | $36,709 |

**15. Income Taxes – (continued)**

The effective income tax rate differs from the statutory income tax rate as follows for the years ended December 31, 2009, 2008 and 2007:

| (Amounts in Thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Income before provision for income taxes and non-controlling interest | $130,682 | $100,595 | $120,796 |
| Less: non-controlling interest | — | (2,900) | (6,053) |
| Income before provision for income taxes | $130,682 | $103,495 | $126,849 |
| Tax at federal statutory rate of 35% | $ 45,740 | $ 36,223 | $ 44,397 |
| Tax effects resulting from: | | | |
| Net income of non-includible foreign subsidiaries | (12,905) | (13,502) | (8,716) |
| Foreign currency gain | (860) | (864) | (45) |
| Other, net | (4,515) | (1,290) | 1,073 |
| | $ 27,459 | $ 20,567 | $ 36,709 |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2009 and 2008 are shown below:

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Ceding commission | $ 16,887 | $ 14,481 |
| Losses and LAE reserves | 8,101 | 22,276 |
| Unearned premiums | 32,477 | 27,261 |
| Unrealized depreciation of investments | 9,165 | 56,977 |
| Bad debt | 2,977 | 2,689 |
| Equity compensation | 1,747 | 9,62 |
| Carryforward loss | 19,182 | — |
| Other | 8,828 | 7,678 |
| | 99,335 | 132,324 |
| Deferred tax liabilities: | | |
| Earned but unbilled premiums | — | — |
| Deferred acquisition costs | (79,950) | (50,868) |
| Other, net | (11,770) | (4,546) |
| | (91,720) | (55,414) |
| Deferred tax asset, net | $ 7,615 | $ 76,910 |

The Company's management believes that it will realize the benefits of its deferred tax asset and, accordingly, no valuation allowance has been recorded for the periods presented. The Company does not provide for income taxes on the unremitted earnings of foreign subsidiaries where, in management's opinion, such earnings have been indefinitely reinvested. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to these investments. The deferred tax asset related to Loss and LAE reserves of $8,101 is net of the deferred tax liability of $14,243 for use of equalization reserves which were acquired as part of the AmTrust Re Gamma and AmTrust Re Omega acquisitions.

The Company's major taxing jurisdictions include the U.S. (federal and state), the United Kingdom and Ireland. The years subject to potential audit vary depending on the tax jurisdiction. Generally, the Company's statute of limitation is open for tax years ended December 31, 2005 and forward. As permitted by FASB

**15. Income Taxes – (continued)**

ASC 740-10 (Prior authoritative literature: FIN 48 "Accounting for Uncertainty in Income Taxes"), the Company adopted an accounting policy to prospectively classify accrued interest and penalties related to any unrecognized tax benefits in its income tax provision. Previously, the Company's policy was to classify interest and penalties as an operating expense in arriving at pre-tax income. At December 31, 2009, the Company has approximately $1,546 of accrued interest and penalties related to unrecognized tax benefits in accordance with FASB ASC 740-10.

During 2007, the Company, while performing a review of the income tax return filed with the Internal Revenue Service ("IRS") for calendar year ending December 31, 2006, determined an issue existed per FASB ASC 740-10 guidelines concerning its position related to accrued market discount. The Company reverses accrued market discount income recognized for book purposes when calculating taxable income. The reversal results from the accrued market discount income recognized by the insurance subsidiaries for bonds and other investments. The Company inadvertently reversed the amount related to commercial paper investments on the 2006 income tax return. The Company has estimated the potential liability to be approximately $968 (including $151 for penalties and interest) and has reflected this position, per FASB ASC 740-10 guidelines, in the consolidated financial statements.

During 2006, the IRS completed an audit of the 2002 and 2003 consolidated federal income tax returns of the Company's subsidiaries, AIIS (now known as AmTrust North America of Florida, Inc.) and AIIC, (collectively "Associated"), which the Company acquired in 2007. In August 2009, the IRS, with the Company's consent, issued an assessment of additional tax in the aggregate amount of $350. In September 2009, the IRS, with the Company's consent, assessed interest in the total amount of $287. The Company made payment of the additional tax in full in the third quarter of 2009 and the related interest payment in October 2009. As a result of these payments, the Company believes the aforementioned liabilities have been settled with the IRS and anticipates making final settlement in 2010 of any remaining liabilities associated with the $4,325 contingent liability with the sellers of Associated.

During 2008, the IRS commenced an audit of Associated's consolidated federal tax return for 2006. As a result of this audit, the IRS proposed adjustments resulting in additional tax in the total amount of $169 for 2006 and the period ended August 31, 2007. The Company has accepted, and settled, the proposed adjustments.

A reconciliation of the total amounts of gross unrecognized tax benefits is as follows:

| (Amounts in Thousands) | 2009 | 2008 |
|---|---|---|
| Gross unrecognized tax benefit as of January 1 | $5,240 | $5,188 |
| Decreases in tax positions for prior years | — | — |
| Increases in tax positions for prior years | 53 | 52 |
| Decreases in tax positions for current year | — | — |
| Increases in tax positions for current year | — | — |
| Lapse in statute of limitations | — | — |
| Settlements | — | — |
| Gross unrecognized tax benefits as of December 31 | $5,293 | $5,240 |

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

| | Open Tax Years |
|---|---|
| Major tax jurisdictions: | |
| United States | 2006 – 2008 |
| United Kingdom | 2006 – 2008 |
| Ireland | 2005 – 2008 |

## 16. Employee Benefit Plans

The Company sponsors a defined contribution pension plan. Participation in this plan is available to a majority of employees. Contributions to this plan were based on a percentage of employee contributions. The Cost of this plan for the Company was approximately $1,021, $880 and $454 for the years ended December 31, 2009, 2008 and 2007, respectively.

## 17. Earnings per Share

The following, is a summary of the elements used in calculating basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007:

| (Amounts in Thousands Except Earnings per Share) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net income available to common shareholders | $103,223 | $82,928 | $90,140 |
| Weighted average number of common shares outstanding – basic | 59,433 | 59,991 | 59,958 |
| Potentially dilutive shares: | | | |
| Dilutive shares from stock – based compensation | 521 | 680 | 716 |
| Weighted average number of common shares outstanding – diluted | 59,954 | 60,671 | 60,674 |
| Net income – basic earnings per share | $ 1.74 | $ 1.38 | $ 1.50 |
| Net income – diluted earnings per share | $ 1.72 | $ 1.37 | $ 1.49 |

## 18. Accumulated Other Comprehensive Income (Loss)

| (Amounts in Thousands) | Foreign Currency Items | Unrealized Gains (Losses) on Investments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|
| Balance, December 31, 2006 | $ 2,698 | $ 1,007 | $ 3,705 |
| Current period changes, net of tax | (2,011) | (33,382) | (35,393) |
| Balance, December 31, 2007 | 687 | (32,375) | (31,688) |
| Current period changes, net of tax | (13,006) | (61,121) | (74,127) |
| Balance, December 31, 2008 | (12,319) | (93,496) | (105,815) |
| Current period changes, net of tax | 4,863 | 83,932 | 88,795 |
| Balance, December 31, 2009 | $ (7,456) | $ (9,564) | $ (17,020) |

## 19. Commitments and Contingencies

### *Litigation*

The Company's insurance subsidiaries are named as defendants in various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating the loss and LAE reserves. The Company's management believes the resolution of those actions will not have a material adverse effect on the Company's financial position or results of operations.

**19. Commitments and Contingencies – (continued)**

***Lease Commitments***

The Company is obligated under approximately 26 leases for office space expiring at various dates through 2018.

Future minimum lease payments as of December 31, 2009 under non-cancellable operating leases for each of the next five years are approximately as follows:

| (Amounts in Thousands) | |
|---|---|
| 2010 | $ 6,476 |
| 2011 | 5,299 |
| 2012 | 3,296 |
| 2013 | 2,969 |
| 2014 | 2,782 |
| 2015 and Thereafter | 7,517 |
| | $28,339 |

Rent expense for the years ended December 31, 2009, 2008 and 2007 was $6,869, $6,437 and $3,379, respectively.

***Employment Agreements***

The Company has employment agreements with approximately 20 of its key executives and employees. The agreements terminate on varying dates through 2013, contain annual minimum levels of compensation, and contain bonuses based on the Company's achieving certain financial targets. The annual future minimums in the aggregate are as follows through 2013:

| (Amounts in Thousands) | |
|---|---|
| 2010 | $ 5,189 |
| 2011 | 3,391 |
| 2012 | 2,225 |
| 2013 | 259 |
| | $11,064 |

**20. Dividend Restriction and Risk Based Capital**

The Company's insurance subsidiaries are subject to statutory and regulatory restrictions, applicable to insurance companies, imposed by the states of domicile, which limit the amount of cash dividends or distributions that they may pay and was approximately $202,300 and $129,400 as of December 31, 2009 and 2008, respectively. During 2009, the Company received a dividend of $4,500 from one of its subsidiaries. The Company's insurance subsidiaries did not pay any dividends in 2008 and 2007.

Property and casualty insurance companies in the United States are subject to certain Risk-Based Capital ("RBC") requirements as specified by the National Association of Insurance Commissioners. Under such requirements, the amount of capital and surplus maintained by a property and casualty insurance company is to be determined on various risk factors. As of December 31, 2009 and 2008, the capital and surplus of the Company's four insurance subsidiaries domiciled in the United States exceeded the RBC requirements.

**21. Statutory Financial Data**

The Company's insurance subsidiaries file financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences relate to (1) acquisition costs incurred in

(In Thousands, Except Per Share Data)

**21. Statutory Financial Data – (continued)**

connection with acquiring new business which are charged to expense under SAP but under GAAP are deferred and amortized as the related premiums are earned; (2) limitation on net deferred tax assets created by the tax effects of temporary differences; (3) unpaid losses and loss expense, and unearned premium reserves are presented gross of reinsurance with a corresponding asset recorded; and (4) fixed maturity portfolios that qualify as available-for-sale are carried at fair value and changes in fair value are reflected directly in unassigned surplus, net of related deferred taxes.

Statutory surplus and net income for insurance operations as reported to regulatory authorities were approximately as follows:

| December 31, 2009 | Statutory Surplus | GAAP Equity | Statutory Net Income | GAAP Net Income |
|---|---|---|---|---|
| TIC (domestic) | $167,316 | $178,467 | $15,259 | $16,338 |
| RIC (domestic) | 36,782 | 40,460 | 8,772 | 9,413 |
| WIC (domestic) | 52,875 | 53,511 | 6,806 | 7,402 |
| AIIC (domestic) | 51,636 | 58,646 | 10,973 | 11,425 |
| SNIC (domestic) | 15,641 | 16,252 | 231 | 149 |
| MCIC (domestic) | 10,967 | 11,258 | 514 | 422 |
| TLIC (domestic) | 2,116 | 2,121 | 11 | — |
| AICK (domestic) | 9,648 | 10,035 | (263) | (207) |
| IGI (United Kingdom) | 37,785 | 37,785 | 2,015 | 2,266 |
| AIU (Ireland) | 96,329 | 111,156 | 15,387 | 13,999 |
| AII (Bermuda) | 224,823 | 327,681 | 17,891 | 17,891 |

| December 31, 2008 | Statutory Surplus | GAAP Equity | Statutory Net Income | GAAP Net Income |
|---|---|---|---|---|
| TIC (domestic) | $146,699 | $164,027 | $ 7,680 | $13,169 |
| RIC (domestic) | 30,702 | 32,442 | 5,693 | 6,145 |
| WIC (domestic) | 37,167 | 41,069 | 5,109 | 5,877 |
| AIIC (domestic) | 45,068 | 44,295 | 13,507 | 11,399 |
| SNIC (domestic) | 15,276 | 15,805 | 89 | 525 |
| MCIC (domestic) | 10,390 | 10,556 | 113 | 173 |
| TLIC (domestic) | 2,085 | 2,122 | 21 | 33 |
| AICK (domestic) | 9,991 | 10,160 | 76 | 380 |
| IGI (United Kingdom) | 18,519 | 18,519 | 5,459 | 5,459 |
| AIU (Ireland) | 76,067 | 93,242 | 8,267 | 17,204 |
| AII (Bermuda) | 183,063 | 220,610 | 1,346 | 1,346 |

| December 31, 2007 | Statutory Surplus | GAAP Equity | Statutory Net Income | GAAP Net Income |
|---|---|---|---|---|
| TIC (domestic) | $132,652 | $131,857 | $ 9,829 | $10,614 |
| RIC (domestic) | 24,649 | 24,781 | 3,635 | 3,352 |
| WIC (domestic) | 31,803 | 30,006 | 5,709 | 5,843 |
| AIIC (domestic) | 33,240 | 33,507 | 386 | (2,600) |
| IGI (United Kingdom) | 16,158 | 16,158 | 3,964 | 3,964 |
| AIU (Ireland) | 69,302 | 79,009 | 4,789 | 10,424 |
| AII (Bermuda) | 225,868 | 282,475 | 74,567 | 74,567 |

## 22. Geographic Information

Three of the Company's insurance subsidiaries (AII, AIU and IGI) operate outside the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written or assumed. For 2009, 21% of the Company's gross written premiums related to foreign risks, of which 47% were written from the United Kingdom. For 2008, 19% of the Company's gross written premiums related to foreign risks, of which 44% were written from the United Kingdom. For 2007, 22% of the Company's gross written premiums related to foreign risks, of which 46% were written from the United Kingdom. As of December 31, 2009 and 2008, approximately 46% and 45%, respectively, of the consolidated assets were located outside the United States. For the years ended 2009, 2008 and 2007, approximately 66%, 69% and 73%, respectively, of the consolidated revenues earned were located in or derived from foreign countries. The foreign and domestic components of income before other income (expense) and provision for income taxes are as follows:

| (Amounts in Thousands) December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Domestic | $63,694 | $70,610 | $55,325 |
| Foreign | 66,988 | 48,462 | 81,484 |

The following table summarizes the Company's operations by major geographic segment:

| (Amounts in Thousands) | Domestic | Bermuda | Other Foreign |
|---|---|---|---|
| **December 31, 2009:** | | | |
| Revenue | $249,112 | $429,042 | $61,235 |
| Property and equipment | 15,428 | — | 430 |
| **December 31, 2008:** | | | |
| Revenue | $175,094 | $329,287 | $71,159 |
| Property and equipment | 14,840 | — | 267 |
| **December 31, 2007:** | | | |
| Revenue | $158,120 | $359,936 | $58,868 |
| Property and equipment | 12,467 | — | 507 |

## 23. Segments

The Company currently operates three business segments, Small Commercial Business; Specialty Risk and Extended Warranty; and Specialty Middle Market Business. The "Corporate & Other" segment represents the activities of the holding company as well as a portion of fee revenue. In determining total assets (excluding cash and invested assets) by segment, the Company identifies those assets that are attributable to a particular segment such as deferred acquisition cost, reinsurance recoverable, goodwill and intangible assets and prepaid reinsurance while the remaining assets are allocated based on net written premium by segment. In determining cash and invested assets by segment, the Company matches certain identifiable liabilities such as unearned premium and loss and loss adjustment expense reserves by segment. The remaining cash and invested assets are then allocated based on net written premium by segment. Investment income and realized gains (losses) are determined by calculating an overall annual return on cash and invested assets and applying that overall return to the cash and invested assets by segment. Ceding commission revenue is allocated to each segment based on that segment's proportionate share of the Company's overall acquisition costs. Interest expense is allocated based on net written premium by segment. Income taxes are allocated on a pro rata basis based on the Company's effective tax rate. Additionally, management reviews the performance of underwriting income in assessing the performance of and making decisions regarding the allocation of resources to the segments. Underwriting income excludes, primarily, service and fee revenue, investment income and other

### 23. Segments – (continued)

revenues, other expenses, interest expense and income taxes. Management believes that providing this information in this manner is essential to providing Company's shareholders with an understanding of the Company's business and operating performance.

The following tables summarize business segments as follows for 2009, 2008 and 2007:

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market Business | Corporate and Other | Total |
|---|---|---|---|---|---|
| *Year ended December 31, 2009:* | | | | | |
| Gross premium written | $ 469,627 | $ 461,338 | $ 267,981 | $ — | $1,198,946 |
| Net premium written | 255,496 | 245,604 | 142,326 | — | 643,426 |
| Change in unearned premium | (16,525) | (55,378) | 2,359 | — | (69,544) |
| Net earned premium | 238,971 | 190,226 | 144,685 | — | 573,882 |
| Ceding commission – primarily related party | 59,415 | 25,909 | 28,607 | — | 113,931 |
| Loss and loss adjustment expense | (137,525) | (98,797) | (91,449) | — | (327,771) |
| Acquisition costs and other underwriting expenses | (119,734) | (55,551) | (68,994) | — | (244,279) |
| | (257,259) | (154,348) | (160,443) | — | (572,050) |
| Underwriting income | 41,127 | 61,787 | 12,849 | — | 115,763 |
| Service and fee income | 12,323 | 9,841 | — | 8,526 | 30,690 |
| Investment income and realized gain (loss) | 9,506 | 6,476 | 4,904 | — | 20,886 |
| Other expenses | (9,073) | (8,114) | (5,045) | — | (22,232) |
| Interest expense | (6,890) | (6,162) | (3,832) | — | (16,884) |
| Foreign currency gain | — | 2,459 | — | — | 2,459 |
| Provision for income taxes | (9,875) | (13,928) | (1,865) | (1,791) | (27,459) |
| Net income | $ 37,118 | $ 52,359 | $ 7,011 | $ 6,735 | $ 103,223 |

**23. Segments – (continued)**

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market Business | Corporate and Other | Total |
|---|---|---|---|---|---|
| *Year ended December 31, 2008:* | | | | | |
| Gross premium written | $ 458,842 | $ 415,921 | $ 235,811 | $ — | $1,110,574 |
| Net premium written | 226,573 | 209,230 | 119,110 | — | 554,913 |
| Change in unearned premium | (53,546) | (55,294) | (6,976) | — | (115,816) |
| Net earned premium | 173,027 | 153,936 | 112,134 | — | 439,097 |
| Ceding commission – primarily related party | 59,032 | 26,998 | 29,444 | — | 115,474 |
| Loss and loss adjustment expense | (90,004) | (78,832) | (69,467) | — | (238,303) |
| Acquisition costs and other underwriting expenses | (97,856) | (47,637) | (58,254) | — | (203,747) |
| | (187,860) | (126,469) | (127,721) | — | 442,050 |
| Underwriting income | 44,199 | 54,465 | 13,857 | — | 112,521 |
| Service and fee income | 12,646 | 8,750 | — | 7,582 | 28,978 |
| Investment income, realized gain (loss) and loss on managed assets | (2,510) | (1,615) | (984) | (2,900) | (8,009) |
| Other expenses | (7,958) | (6,337) | (3,023) | — | (17,318) |
| Interest expense | (7,844) | (6,688) | (3,745) | — | (18,277) |
| Foreign currency gain | — | 2,700 | — | — | 2,700 |
| Provision for income taxes | (7,738) | (10,503) | (1,369) | (957) | (20,567) |
| Non-controlling interest in net income of subsidiary | — | — | — | 2,900 | 2,900 |
| Net income | $ 30,795 | $ 40,772 | $ 4,736 | $ 6,625 | $ 82,928 |

**23. Segments – (continued)**

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market Business | Corporate and Other | Total |
|---|---|---|---|---|---|
| *Year ended December 31, 2007:* | | | | | |
| Gross premium written | $ 308,815 | $ 306,357 | $224,219 | $ — | $ 839,391 |
| Net premium written | 193,590 | 137,577 | 88,714 | — | 419,881 |
| Change in unearned premium | 44,073 | (21,496) | 1,778 | — | 24,355 |
| Net earned premium | 237,663 | 116,081 | 90,492 | — | 444,236 |
| Ceding commission – primarily related party | 36,392 | 11,544 | 14,906 | — | 62,842 |
| Loss and loss adjustment expense | (139,081) | (81,864) | (56,041) | — | (276,986) |
| Acquisition costs and other underwriting expenses | (91,460) | (23,481) | (40,425) | — | (155,366) |
| | (230,541) | (105,345) | (96,466) | — | (432,352) |
| Underwriting income | 43,514 | 22,280 | 8,932 | — | 74,726 |
| Service and fee income | 8,943 | 7,141 | — | 4,284 | 20,368 |
| Investment income, realized gain (loss) and loss on managed assets | 26,130 | 14,588 | 14,813 | (6,053) | 49,478 |
| Other expenses | (5,743) | (5,026) | (3,047) | — | (13,816) |
| Interest expense | (4,234) | (3,609) | (2,246) | — | (10,089) |
| Foreign currency gain | — | 129 | — | — | 129 |
| Provision for income taxes | (19,855) | (10,274) | (5,340) | (1,240) | (36,709) |
| Non-controlling interest in net income of subsidiary | — | — | — | 6,053 | 6,053 |
| Net income | $ 48,755 | $ 25,229 | $ 13,112 | $ 3,044 | $ 90,140 |

| (Amounts in Thousands) | Small Commercial Business | Specialty Risk and Extended Warranty | Specialty Middle Market Business | Corporate and Other | Total |
|---|---|---|---|---|---|
| *As of December 31, 2009:* | | | | | |
| Fixed assets | $ 6,471 | $ 5,788 | $ 3,599 | $— | $ 15,858 |
| Goodwill and intangible assets | 80,849 | 19,319 | 15,660 | — | 115,828 |
| Total assets | 1,582,247 | 1,001,347 | 816,770 | — | 3,400,364 |
| *As of December 31, 2008:* | | | | | |
| Fixed assets | $ 6,484 | $ 5,528 | $ 3,095 | $— | $ 15,107 |
| Goodwill and intangible assets | 79,199 | 10,821 | 12,405 | — | 102,425 |
| Total assets | 1,697,860 | 933,035 | 512,996 | — | 3,143,893 |

## 24. Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

| (Amounts in Thousands) | 2009 | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| Earned premium | $132,423 | $136,803 | $145,292 | $159,364 |
| Investment Income | 13,589 | 13,582 | 14,079 | 13,215 |
| Net income | 24,162 | 26,771 | 24,221 | 28,069 |
| Basic EPS | 0.40 | 0.45 | 0.41 | 0.47 |
| Diluted EPS | 0.40 | 0.45 | 0.40 | 0.47 |
| | 2008 | | | |
| | March 31, | June 30, | September 30, | December 31, |
| Earned premium | $97,413 | $115,945 | $92,333 | $133,406 |
| Investment Income | 13,531 | 14,190 | 15,391 | 16,346 |
| Net income | 22,263 | 26,350 | 9,361 | 24,954 |
| Basic EPS | 0.37 | 0.44 | 0.16 | 0.42 |
| Diluted EPS | 0.37 | 0.43 | 0.15 | 0.41 |
| | 2007 | | | |
| | March 31, | June 30, | September 30, | December 31, |
| Earned premium | $118,692 | $130,420 | $81,788 | $113,336 |
| Investment Income | 11,391 | 13,019 | 13,916 | 12,561 |
| Net income | 21,478 | 21,396 | 24,434 | 22,378 |
| Basic EPS | 0.36 | 0.36 | 0.41 | 0.38 |
| Diluted EPS | 0.36 | 0.35 | 0.40 | 0.38 |

## 25. Subsequent Event

***Investment in ACAC that will purchase GMAC's U.S. Consumer Property and Casualty Insurance Business***

In October 2009, the Company entered into an agreement to make a strategic investment in ACAC in connection with ACAC's acquisition from GMAC Insurance Holdings, Inc. ("GMACI") and Motors Insurance Corporation ("MIC", together with GMACI, "GMAC") of GMAC's U.S. consumer property and casualty insurance business, which was completed on March 1, 2010 (the "Acquisition"). The Company completed the strategic investment in ACAC in the amount of $53,000 on February 26, 2010 and the Acquisition closed effective March 1, 2010. ACAC was formed by the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the "Trust"). The Trust is controlled by Michael Karfunkel, the chairman of the board of directors of the Company and the father-in-law of Barry D. Zyskind, the chief executive officer of the Company. The ultimate beneficiaries of the Trust include Michael Karfunkel's children one of whom is married to Mr. Zyskind.

Because ACAC is controlled by a related party, the Company's board of directors (the "Board"), on September 17, 2009, established a Special Committee to review, evaluate and negotiate the Company's potential investment in ACAC for the purpose of making the Acquisition as well as the merits of the Acquisition (the "Special Committee"). The Board previously had determined, on August 7, 2009, that the opportunity presented to Mr. Karfunkel to acquire the GMAC U.S. consumer property and casualty business did not constitute a corporate opportunity of the Company.

(In Thousands, Except Per Share Data)

**25. Subsequent Event – (continued)**

The Board designated Messrs. Donald T. DeCarlo and Abraham Gulkowitz, two independent members of the Board, as the Special Committee, which was given the power and authority to:

(i) review and to evaluate the terms and conditions of the Investment and to determine the advisability of the Investment;

(ii) negotiate (or direct or participate in the negotiation) with Michael Karfunkel, the Trust or any other party the Special Committee deemed appropriate with respect to the terms and conditions of the Investment and, if the Special Committee deemed appropriate, recommend to the board of directors the approval and the execution and delivery of documents providing for the Investment;

(iii) determine whether the Investment is fair to, and in the best interests of, the Company and all of its stockholders (other than Michael Karfunkel, Barry Zyskind and their respective affiliates);

(iv) recommend to the entire Board what further action, if any, should be taken by the Board with respect to the Investment;

(v) retain, at the Company's expense, independent legal counsel to advise it and assist it in connection with fulfilling its duties as delegated by the Board; and

(vi) retain, at the Company's expense, such other consultants and agents, including, without limitation, independent investment bankers, as the Special Committee deemed necessary or appropriate to perform such services and render such advice or opinions as may be necessary or appropriate in order for the Special Committee to discharge its duties.

Pursuant to its authority, the Special Committee retained independent legal counsel to represent it in connection with the negotiation of the Investment and independent investment bankers to provide advice and render a fairness opinion. On October 15, 2009, the Special Committee, upon consideration of the proposed transaction, discussions with management of the Company, the advice of its independent legal counsel and the fairness opinion issued by its independent investment bankers, recommended that the Board authorize the Company to make the Investment, on the terms and conditions set forth in the Stock Purchase Agreement, and the related Shareholders Agreement dated October 16, 2009, among ACAC, the Company and the Trust and the Registration Rights Agreement dated October 16, 2009 among ACAC, the Company and the Trust (the "Investment Documents") negotiated by the Special Committee through its independent counsel. The Board approved the Investment on October 15, 2009, Mr. Michael Karfunkel abstaining.

The Special Committee found that the Investment, as set forth in the Investment Documents is fair to, and in the best interests of, the Company and all of its stockholders.

Pursuant to the Stock Purchase Agreement, ACAC, upon the closing of the Acquisition, issued and sold to the Registrant for a purchase price equal to 25% of the capital required by ACAC, 53,054 shares of Series A Preferred Stock, which provides for an 8% cumulative dividend, is non-redeemable and convertible, at Registrant's option, into 21.25% of the issued and outstanding Common Stock (the "Preferred Stock"). Pursuant to the amendment to the Stock Purchase Agreement dated February 26, 2010, Michael Karfunkel, individually, became a party to the Investment Documents. The amendment did not affect the Company's interests, rights or obligations under the Investment Documents. Upon the initial closing under the Stock Purchase Agreement, as amended, assuming the full conversion of the Preferred Stock by the Company, the Trust and Michael Karfunkel, individually, are the owners of 56.98% and 21.77%, respectively, of the Common Stock of ACAC. The Company has pre-emptive rights with respect to any future issuances of securities by ACAC and Company's conversion rights are subject to customary anti-dilution protections.

The Company has the right to appoint one member of ACAC's board of directors, which consists of three members. The ACAC board member appointed by the Company must be approved by the independent members of the Board. The Company has appointed Donald T. DeCarlo as its representative on the ACAC board of directors. Subject to certain limitations, the board of directors of ACAC may not take any action in the

(In Thousands, Except Per Share Data)

**25. Subsequent Event – (continued)**

absence of the Company's appointee and ACAC may not take certain corporate actions without the unanimous prior approval of its board of directors (including the Company's appointee).

In consideration of the Investment:

(i) the Company, subject to all required regulatory approval, will provide ACAC and its affiliates information technology development services at a price of cost plus 20%. In addition, once a new system to be developed by the Company is implemented and ACAC or its affiliates begin using the system in its operations, the Company will be entitled to an additional fee for use of the systems in the amount of 1.25% of gross premiums of ACAC and its affiliates.

(ii) the Company, subject to all required regulatory approval, will also manage the assets of ACAC and its subsidiaries for a quarterly fee equal to 0.05% of the average aggregate value of the assets under management for the preceding quarter if the average aggregate value for the preceding quarter is $1 billion or less and 0.0375% of the average aggregate value of the assets under management for the preceding quarter if the average aggregate value for that quarter is more than $1 billion.

(iii) ACAC will provide the Company with access to its agency sales force to distribute the Registrant's products, and ACAC and the Trust will use their best efforts to have said agency sales team appointed as the Registrant's agents.

(iv) ACAC will grant the Company a right of first refusal to purchase or to reinsure commercial auto insurance business acquired from GMAC in connection with the Acquisition.

(v) the Company, subject to all required regulatory approval, effective March 1, 2010, shall reinsure 10% of the net premiums of the GMAC personal lines business, pursuant to a 50% quota share reinsurance agreement ("Personal Lines Quota Share") with the GMAC personal lines insurance companies, as cedents, and the Company, MK Re, Ltd., a Bermuda reinsurer which is a wholly-owned subsidiary of the Trust, and Maiden Insurance Company, Ltd., as reinsurers. The Company has a 20% participation in the Personal Lines Quota Share, by which it receives 10% of net premiums of the personal lines business. The Personal Lines Quota share provides that the reinsurers, severally, in accordance with their participation percentages, shall receive 50% of the net premium of the GMAC personal lines insurance companies and assume 50% of the related net losses. The Personal Lines Quota Share has an initial term of three years and shall renew automatically for successive three year terms unless terminated by written notice not less than nine months prior to the expiration of the current term. Notwithstanding the foregoing, the Company's participation in the Personal Lines Quota Share may be terminated by the personal lines insurance companies on 60 days written notice in the event the Company becomes insolvent, is placed into receivership, its financial condition is impaired by 50% of the amount of its surplus at the inception of the Personal Lines Quota Share or latest anniversary, whichever is greater, is subject to a change of control, or ceases writing new and renewal business. The personal lines insurance companies also may terminate the agreement on nine months written notice following the effective date of initial public offering or private placement of stock by ACAC or a subsidiary. The Company may terminate its participation in the Personal Lines Quota Share on 60 days written notice in the event the personal lines companies are subject to a change of control, cease writing new and renewal business, effects a reduction in their net retention without the Company's consent or fails to remit premium as required by the terms of the Personal Lines Quota Share. The Personal Lines Quota Share provides that the reinsurers pay a provisional ceding commission equal to 32.5% of ceded earned premium, net of premiums ceded by the personal lines companies for inuring reinsurance, subject to adjustment. The ceding commission is subject to adjustment to a maximum of 34.5% if the loss ratio for the reinsured business is 60.5% or less and a minimum of 30.5% if the loss ratio is 64.5% or higher. We

**25. Subsequent Event – (continued)**

believe that the terms, conditions and pricing of the Personal Lines Quota Share have been determined by arm's length negotiations and reflect current market terms and conditions.

The Company made an initial payment to ACAC for issuance of the Preferred Stock in the amount of approximately $53,000 upon the closing of the Acquisition. In addition, the Company, the Trust and Michael Karfunkel, individually, each shall be required to make its or his proportional share of the deferred payments payable by ACAC to GMAC pursuant to the GMAC Securities Purchase Agreement, which are payable over a period of three years from the date of the closing of the Acquisition, to the extent that ACAC is unable to otherwise provide for such payments. The Company's proportionate share of such deferred payments shall not exceed $22.5 million.

The Special Committee and the Board authorized the Company, in connection with the Investment, to provide to GMAC upon the execution of the GMAC Securities Purchase Agreement a guarantee of Registrant's proportionate share of ACAC's financial obligations to GMAC as set forth in the GMAC Securities Purchase Agreement.

GMAC's consumer property and casualty insurance business is one of the leading writers of automobile coverages through independent agents in the United States. It utilizes a network of 10,500 agents in 12 core markets, as well as exclusive relationships with 23 affinity partners. GMAC's U.S. consumer property and casualty insurance business had a net written premium in excess of $1,000 in 2008 that encompassed all fifty states. Its coverages include standard/preferred auto, RVs, non-standard auto and commercial auto. The acquisition includes ten statutory insurance companies that write the automobile coverages for GMAC.

## SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

| At December 31, 2009<br>Type of Investment | Cost[1] | Value | Amount at which Shown in the Balance Sheet |
|---|---|---|---|
| | | (In Thousands) | |
| Fixed Maturities: | | | |
| Bonds: | | | |
| United States government and government agencies & authorities | $ 638,101 | $ 652,248 | $ 652,248 |
| States, municipalities and political subdivisions | 26,580 | 27,268 | 27,268 |
| Foreign governments | 1,050 | 1,050 | 1,050 |
| Public utilities | | | |
| Convertibles and bonds with warrants attached | | | |
| All other corporate bonds | 415,183 | 404,796 | 404,796 |
| Certificates of deposit | | | |
| Redeemable preferred stock | | | |
| Total fixed maturities | 1,080,914 | 1,085,362 | 1,085,362 |
| Equity securities: | | | |
| Common stocks: | | | |
| Public utilities Banks, trust and insurance companies | 9,128 | 7,544 | 7,544 |
| Industrial, miscellaneous and all other Nonredeemable preferred stocks | 51,510 | 42,811 | 42,811 |
| Total equity securities | 60,638 | 50,355 | 50,355 |
| Short-term investments, at cost (approximates market value) | 31,265 | 31,265 | 31,265 |
| Other invested assets (approximates market value) | 14,034 | 14,034 | 14,034 |
| Total investments | $1,186,851 | $1,181,016 | $1,181,016 |

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

## AMTRUST FINANCIAL SERVICES
## CONDENSED FINANCIAL INFORMATION OF REGISTRANT

### BALANCE SHEET — PARENT COMPANY ONLY

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | (In Thousands) | |
| Assets: | | |
| Cash | $ 1,627 | $ 4,514 |
| Invested assets | 6,316 | 7,138 |
| Carrying value of subsidiaries, at equity | 739,461 | 516,696 |
| Other assets | 134,431 | 139,731 |
| Total Assets | 881,835 | 668,079 |
| Liabilities: | | |
| Due to affiliates – net | 136,666 | 77,672 |
| Notes payable | 41,128 | 60,894 |
| Junior subordinated debt | 123,714 | 123,714 |
| Other liabilities | 10,935 | 13,251 |
| Total Liabilities | 312,443 | 275,531 |
| Stockholders' equity | | |
| Common stock | 842 | 842 |
| Paid-in and contributed capital | 543,977 | 539,421 |
| Treasury shares | (300,889) | (294,803) |
| Accumulated other comprehensive income | (17,020) | (105,815) |
| Retained earnings | 342,482 | 252,903 |
| Total Shareholders' equity | 569,392 | 392,548 |
| Total Liabilities and shareholders' equity | $ 881,835 | $ 668,079 |

### STATEMENT OF INCOME — PARENT COMPANY ONLY

| | Year Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| | | (In Thousands) | |
| Income: | | | |
| Investment income | $ 4,154 | $ 4,612 | $ 3,652 |
| Equity in undistributed net income of consolidated subsidiaries and partially-owned companies | 117,473 | 90,208 | 124,766 |
| Miscellaneous income (expense) | 661 | 998 | (557) |
| Total Income | 122,288 | 95,818 | 127,861 |
| Expenses: | | | |
| Interest expense | 3,422 | 1,484 | 4,334 |
| Federal tax expense | 5,547 | 2,469 | 23,905 |
| Other expenses from operations | 10,096 | 8,937 | 9,482 |
| Total Expenses | 19,065 | 12,890 | 37,721 |
| Net Income | $103,223 | $82,928 | $ 90,140 |

*The condensed financial statements should be read in conjunction with consolidated financial statements and notes thereto.*

**AMTRUST FINANCIAL SERVICES**
**CONDENSED FINANCIAL INFORMATION OF REGISTRANT**

**STATEMENT OF CASH FLOWS — PARENT COMPANY ONLY**

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (In Thousands) | |
| Cash flows from operating activities: | | | |
| Net income | $ 103,223 | $ 82,928 | $ 90,140 |
| Depreciation and amortization | 1,104 | 1,445 | 1,306 |
| Stock option compensation | 4,241 | 3,136 | 1,830 |
| Adjustments to reconcile net income to net cash provided by Changes in assets (increase) decrease: | | | |
| Carrying value of equity interest in subsidiaries | (115,336) | (67,057) | (112,285) |
| Other assets | (5,300) | (72,533) | (42,625) |
| Changes in liabilities increase (decrease): | | | |
| Due to affiliates | 58,994 | 9,559 | 5,590 |
| Other liabilities | (2,476) | 27,429 | 55,172 |
| Net cash provided by (used in) operating activities | 44,451 | (15,094) | (872) |
| Cash flows from investing activities: | | | |
| Investment in common stock | — | (5,000) | (3,001) |
| Capital expenditures | (36) | (1,305) | (85) |
| Acquisition of intangible assets | (7,610) | (3,204) | (346) |
| Acquisition of subsidiary company, net of cash acquired | — | — | (24,404) |
| Net cash used in investing activities | (7,646) | (9,509) | (27,836) |
| Cash flows from financing activities: | | | |
| Issuance of notes | — | 40,000 | — |
| Issuance of junior subordinated debentures | — | — | 40,000 |
| Payment of notes | (20,833) | (6,667) | — |
| Financing fees | — | (52) | (799) |
| Net, issuance (repurchase) of common stock | (5,771) | 1,032 | (59) |
| Dividends paid | (13,088) | (10,200) | (5,396) |
| Net cash (used in) provided by financing activities | (39,692) | 24,113 | 33,746 |
| Net decrease in cash and cash equivalents | (2,887) | (490) | (5,038) |
| Cash and cash equivalents, beginning of the year | 4,514 | 5,004 | (34) |
| Cash and cash equivalents, end of period | $ 1,627 | $ 4,514 | $ (5,004) |

*The condensed financial statements should be read in conjunction with consolidated financial statements and notes thereto.*

## AMTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES SUPPLEMENTARY INSURANCE INFORMATION

At December 31, 2009, 2008 and 2007 and for the years then ended:

| Segment | Deferred Policy Acquisition Costs | Reserves for Losses and Loss Expenses, Future Policy Benefits | Reserves for Unearned Premiums | Premium Revenue | Net Investment Income | Losses and Loss Expenses Incurred, Benefits | Amortization of Deferred Policy Acquisition Costs | Other Operating Expenses | Net Premiums Written |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | | | |
| **2009:** | | | | | | | | | |
| Small Commercial Business | $ 41,473 | $ 763,143 | $226,927 | $238,971 | $24,532 | $137,525 | $43,780 | $ 75,954 | $255,496 |
| Specialty Risk and Extended Warranty | 23,425 | 121,869 | 326,203 | 190,226 | 16,902 | 98,797 | 13,804 | 41,747 | 245,604 |
| Specialty Middle Market | 115,281 | 206,932 | 318,649 | 144,685 | 13,031 | 91,449 | 15,947 | 53,047 | 142,326 |
| Total | $180,179 | $1,091,944 | $871,779 | $573,882 | $54,465 | $327,771 | $73,531 | $170,748 | $643,426 |
| **2008:** | | | | | | | | | |
| Small Commercial Business | $ 42,357 | $ 752,506 | $251,495 | $173,027 | $29,113 | $ 90,004 | $31,918 | $ 73,896 | $226,573 |
| Specialty Risk and Extended Warranty | 48,099 | 80,875 | 400,892 | 153,936 | 18,889 | 78,832 | 21,853 | 32,121 | 209,230 |
| Specialty Middle Market | 13,509 | 180,678 | 107,528 | 112,134 | 11,474 | 69,467 | 16,479 | 44,798 | 119,110 |
| Total | $103,965 | $1,014,059 | $759,915 | $439,097 | $59,476 | $238,303 | $70,250 | $150,815 | $554,913 |
| **2007:** | | | | | | | | | |
| Small Commercial Business | $ 21,738 | $ 616,781 | $129,623 | $237,663 | $27,163 | $139,081 | $20,584 | $ 72,854 | $193,591 |
| Specialty Risk and Extended Warranty | 35,897 | 85,535 | 291,181 | 116,081 | 12,254 | 81,864 | 12,155 | 16,352 | 137,577 |
| Specialty Middle Market | 13,268 | 73,076 | 106,954 | 90,492 | 11,470 | 56,041 | 3,812 | 39,661 | 88,713 |
| Total | $ 70,903 | $ 775,392 | $527,758 | $444,236 | $50,887 | $276,986 | $36,551 | $128,867 | $419,881 |

*See accompanying notes to financial statements.*

**AMTRUST FINANCIAL SERVICES, INC.
AND SUBSIDIARIES REINSURANCE**

At December 31, 2009, 2008 and 2007 and for the years then ended:

| | Gross Amount | Ceded to Other Companies | Amount from Other Companies | Net Amount | Percent of Amount Assumed to Net |
|---|---|---|---|---|---|
| | | | (Dollars in Thousands) | | |
| 2009 | | | | | |
| Premiums: | | | | | |
| General Insurance | $1,117,090 | $555,520 | $81,856 | $643,426 | 12.7% |
| 2008 | | | | | |
| Premiums: | | | | | |
| General Insurance | $1,061,100 | $555,661 | $49,474 | $554,913 | 8.9% |
| 2007 | | | | | |
| Premiums: | | | | | |
| General Insurance | $ 807,055 | $419,510 | $32,336 | $419,881 | 7.7% |

*See accompanying notes to financial statements.*

## AMTRUST FINANCIAL SERVICES, INC.
## CONSOLIDATED SUPPLEMENTARY PROPERTY AND CASUALTY INSURANCE INFORMATION
## (In Thousands)

| Years Ended December 31, | Losses and Loss Adjustment Expenses Incurred Related to | | Paid Losses and Loss Adjustment Expenses |
|---|---|---|---|
| | Current Year | Prior Years | |
| 2009 | $332,598 | $(4,827) | $313,082 |
| 2008 | $238,847 | $ (544) | $257,165 |
| 2007 | $274,897 | $ 2,089 | $180,055 |

*See accompanying notes to financial statements.*

## INDEX TO EXHIBITS

The following documents are filed as exhibits to this report:

| Exhibit No. | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 3.2 | Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 4.1 | Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 4.2 | Indenture, dated as of March 17, 2005, between the Company and Wilmington Trust Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 4.3 | Indenture, dated as of June 15, 2005, between the Company and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 4.4 | Registration Rights Agreement, dated as of February 9, 2006, by and between the Company and Friedman, Billings, Ramsey & Co., Inc. (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 4.5 | Indenture, dated as of July 25, 2006, between Company and Wilmington Trust Company (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K (No. 001-33143) filed on March 16, 2007) |
| 10.1 | 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.2 | Intercompany Management Agreement, dated as of June 1, 2006, by and among the Company, Technology Insurance Company, Inc., Rochdale Insurance Company, Inc. and Wesco Insurance Company (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.3 | Tax Allocation Agreement, dated as of June 1, 2006, between the Company and Wesco Insurance Company (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.4 | Tax Allocation Agreement for 1998 and for future calendar years, between the Company and Technology Insurance Company (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.5 | Tax Allocation Agreement, dated July 1, 2002, is made for 2002 and future calendar years, between the Company and Rochdale Insurance Company, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.6 | Intercompany Reinsurance Agreement, dated June 1, 2006, among the Company, Technology Insurance Company, Rochdale Insurance Company, AmTrust International Insurance Limited and Wesco Insurance Company (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.7 | Employment Agreement, dated as of January 1, 2005, by and between the Company and Barry D. Zyskind (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.8 | Employment Agreement, dated as of January 1, 2005, by and between the Company and Max G. Caviet (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |

| Exhibit No. | Description |
|---|---|
| 10.9 | Employment Agreement, dated as of March 1, 2010, by and between the Company and Christopher M. Longo (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No. 001-33143) filed on March 3, 2010) |
| 10.10 | Employment Agreement, dated as of March 1, 2010, by and between the Company and Ronald E. Pipoly, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-33143) filed on March 3, 2010) |
| 10.11 | Employment Agreement, dated as of March 1, 2010, by and between the Company and Michael J. Saxon. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-33143) filed on March 3, 2010) |
| 10.12 | Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (No. 333-134960) filed on June 12, 2006) |
| 10.13 | Assurance from the Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, to AmTrust International Insurance Ltd. (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.14 | General Agency Agreement, dated as of July 1, 2002, among Technology Insurance Company, Inc. and Rochdale Insurance Company and AmTrust North America, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.15 | Stock Purchase Agreement, dated March 9, 2006, between Household Insurance Group Holding Company and the Company (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.16# | Renewal Rights and Asset purchase Agreement, dated as of November 21, 2005, by and among the Company and Alea North America Company and Alea North America Insurance Company (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Amendment No. 5) (No. 333-134960) filed on November 8, 2006) |
| 10.17# | Renewal Rights and Asset Purchase Agreement, dated as of May 9, 2006, between Muirfield Underwriters, Ltd. and AmTrust North America, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1 (Amendment No. 5) (No. 333-134960) filed on November 8, 2006) |
| 10.18 | Lease dated Jun 28, 2002, between 59 Maiden Lane Associates, LLC and the Company (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.19 | First Lease Modification Agreement, dated as of February 1, 2005, by and between 59 Maiden Lane Associates, LLC and the Company (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.20 | Second Lease Modification Agreement, dated as of December 2007, by and between 59 Maiden Lane Associates, LLC and the Company (incorporated by reference as Exhibit 10.20 to the Company's Annual Report on Form 10-K (No. 001-33143) filed on March 14, 2008) |
| 10.21 | Form of Letter Agreement between AmTrust North America and Diversified Construction Management, LLC (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-134960) filed on July 25, 2006) |
| 10.22 | Transfer Agency and Registrar Services Agreement dated as of February 3, 2006 by and between the Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-134960) filed on August 25, 2006) |

| Exhibit No. | Description |
|---|---|
| 10.23 | Master Agreement dated July 3, 2007 between AmTrust Financial Services, Inc. and Maiden Holdings, Ltd. (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q (No. 001-33143) filed on August 14, 2007) |
| 10.24 | First Amendment to Master Agreement dated September 17, 2007 between AmTrust Financial Services, Inc. and Maiden Holdings, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (No. 001-33143) filed on September 19, 2007) |
| 10.25 | Quota Share Reinsurance Agreement between AmTrust International Insurance, Ltd. and Maiden Insurance Company, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (No. 001-33143) filed on September 19, 2007) |
| 10.26 | Stock and Asset Purchase Agreement by and Between Trinity Universal Insurance Company and AmTrust Financial Services, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q (No. 001-33143) filed on August 11, 2008.) |
| 10.27 | Amended and Restated Quota Share Reinsurance Agreement Between AmTrust International Insurance, LTD Hamilton, Bermuda and Maiden Insurance Company, LTD Hamilton, Bermuda (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K (No. 001-33143) filed on March 16, 2009) |
| 10.28 | Letter dated June 16, 2009 to director Isaac Neuberger (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (No. 001-33143) filed on August 10, 2009) |
| 10.29.1 | Stock Purchase Agreement dated as of October 16, 2009 by and among, the Company, American Capital Acquisition Corporation ("ACAC") and Michael Karfunkel 2005 Grantor Retained Annuity Trust (filed herewith) |
| 10.29.2 | Amendment dated as of February 26, 2010 to Stock Purchase Agreement dated October 16, 2009 with ACAC, Michael Karfunkel and The Michael Karfunkel 2005 Grantor Retained Annuity Trust (filed herewith) |
| 10.30.1 | Stockholders Agreement dated as of October 16, 2009 by and among the Company, ACAC and the Michael Karfunkel 2005 Grantor Retained Annuity Trust. |
| 10.30.2 | Amendment dated as of February 26, 2010 to Stockholder Agreement by and among, the Company, ACAC, Michael Karfunkel and The Michael Karfunkel 2005 Grantor Retained Annuity Trust (filed herewith) |
| 21.1 | List of subsidiaries of the Company (filed herewith) |
| 23.1 | Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company (filed herewith) |
| 31.1 | Certification of Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 31.2 | Certification of Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 32.1 | Certification of Chief Executive Officer pursuant to 18 U.SC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith) |
| 32.2 | Certification of Chief Financial Officer pursuant to 18 U.SC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith) |

# Confidential Treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

**EXHIBIT 23.1**

## Consent of Independent Registered Public Accounting Firm

AmTrust Financial Services, Inc.
New York, New York

We hereby consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-134960) and Form S-8 (No. 333-147867) of AmTrust Financial Services, Inc. of our report dated March 15, 2010, relating to the consolidated financial statements, the effectiveness of AmTrust Financial Services, Inc.'s internal control over financial reporting and financial statement schedules, which appears in this Form 10-K.

/s/ BDO Seidman, LLP

New York, New York
March 15, 2010

**EXHIBIT 31.1**

**CERTIFICATION**

I, Barry Zyskind, certify that:

1. I have reviewed this Annual Report on Form 10-K of AmTrust Financial Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2010

By: /s/ Barry Zyskind

Barry Zyskind
President and Chief Executive Officer
*(Principal Executive Officer)*

**EXHIBIT 31.2**

## CERTIFICATION

I, Ronald Pipoly, certify that:

1. I have reviewed this Annual Report on Form 10-K of AmTrust Financial Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 15, 2010

By: /s/ Ronald Pipoly

Ronald Pipoly
Chief Financial Officer
*(Principal Financial and Accounting Officer)*

**EXHIBIT 32.1**

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I Barry Zyskind, President and Chief Executive Officer (Principal Executive Officer) of AmTrust Financial Services, Inc. (the "Company"), hereby certify, that, to my knowledge:

1. The Annual Report on Form 10-K for the year ended December 31, 2009 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 15, 2010

By: /s/ Barry Zyskind

Barry Zyskind
President and Chief Executive Officer
*(Principal Executive Officer)*

**EXHIBIT 32.2**

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER**
**PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I Ronald Pipoly, Chief Financial Officer (Principal Financial and Accounting Officer) of AmTrust Financial Services, Inc. (the "Company"), hereby certify, that, to my knowledge:

1. The Annual Report on Form 10-K for the year ended December 31, 2009 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 15, 2010

By: /s/ Ronald Pipoly

Ronald Pipoly
Chief Financial Officer
*(Principal Financial and Accounting Officer)*

## MANAGEMENT AND BOARD OF DIRECTORS

**Max G. Caviet**
President of AmTrust International Insurance, Ltd. and AmTrust International Underwriters, Ltd.

**Donald T. DeCarlo**
Director;
Attorney

**Abraham Gulkowitz**
Director;
Senior Managing Principal;
Brookville Capital

**George Karfunkel**
Director

**Michael Karfunkel**
Chairman of the Board

**Christopher M. Longo**
Chief Information Officer

**Jay J. Miller**
Director;
Attorney

**Ronald E. Pipoly, Jr**
Chief Financial Officer

**David H. Saks**
Chief Legal Officer

**Michael J. Saxon**
Chief Operating Officer

**Harry C. Schlachter**
Treasurer

**Stephen B. Ungar**
General Counsel and Secretary

**Barry D. Zyskind**
Chief Executive Officer, President and Director

## CORPORATE INFORMATION

**Corporate Office**
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038
212.220.7120
www.amtrustgroup.com

**Common Stock**
The Company's common stock trades on the NASDAQ Global Market under the symbol "AFSI".

**Transfer Agent and Registrar**
American Stock Transfer & Trust Company, LLC
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449 or 718.921.8124

**Form 10-K/Investor Contact**
A copy of the AmTrust Financial Services, Inc. 2009 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website at www.amtrustgroup.com. They are also available from the Company at no charge. These requests and other investor contacts should be directed to Investor Relations at the Company's corporate office.

**Annual Meeting**
Thursday, May 14, 10 a.m.
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038

**Independent Auditors**
BDO Seidman, LLP
New York, NY


AmTrust
FINANCIAL

**Corporate Headquarters**

AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038

ph: 212.220.7120
fx: 212.220.7130
www.amtrustgroup.com